Retirement Cornerstone® Series 15A

A combination variable and fixed deferred annuity contract

Prospectus dated December 31, 2015

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. This Prospectus supercedes all prior Prospectuses and supplements. You should read the prospectuses for each Trust, which contain important information about the portfolios.

What is the Retirement Cornerstone® Series 15A?

The Retirement Cornerstone® Series 15A (the "Retirement Cornerstone ® Series") are deferred annuity contracts issued by AXA Equitable Life Insurance Company. This Prospectus only describes Retirement Cornerstone® Series B ("Series B"), Retirement Cornerstone® Series CP® ("Series CP®") and Retirement Cornerstone® Series L ("Series L"). The contracts provide for the accumulation of retirement savings and for income. The contracts offer income and death benefit protection as well. They also offer a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our "investment options": (i) variable investment options, (ii) the guaranteed interest option, or (iii) the account for special dollar cost averaging or the account for special money market dollar cost averaging (together, the "Special DCA programs").(†)

For Series CP® contracts, we allocate credits and, under certain circumstances, the Earnings bonus to your Total account value. Under the Series CP® contracts, a portion of the withdrawal charge and contract fee are used to recover the cost of providing the Credit. The charge associated with the Credit may, over time, exceed the sum of the Credit and related earnings. Expenses for a contract with a Credit may be higher than expenses for a contract without a Credit.

This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The description of the contract's material provisions in this Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements.

The contract may not currently be available in all states. In addition, certain features and benefits described in this Prospectus may vary in your state and may not be available at the time you purchase the contract. For a state-by-state description of all material variations of this contract, see Appendix V later in this Prospectus. All features and benefits may not be available in all contracts or from all selling broker-dealers. You may contact us to purchase any version of the contract if a version is not offered by the selling broker-dealer. We have the right to restrict availability of any optional feature or benefit. Not all optional features and benefits may be available in combination with other optional features and benefits. **We reserve the right to discontinue acceptance of any application or contribution from you at any time, including after you purchase the contract. If you have one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/or transfers into the Protected Benefit account variable investment options, you may no longer be able to fund your Guaranteed benefit(s). This means that if you have not yet allocated amounts to the Protected Benefit account variable investment options,** **you may not be able to fund your Guaranteed benefit(s). This also means that if you have already funded your Guaranteed benefits by allocating amounts to the Protected Benefit account variable investment options, you may no longer be able to increase your Protected Benefit account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers.**

In order to fund certain benefits, you must select specified investment options. The specified investment options are made available under a portion of the contract that we refer to as the Protected Benefit account. Only amounts you allocate to the Protected Benefit account variable investment options and amounts in a Special DCA program designated for future transfers to the Protected Benefit account variable investment options will fund your Guaranteed benefits. See "What are your investment options under the contract?" and "Allocating your contributions" in "Contract features and benefits" later in this Prospectus for more information on applicable allocation requirements.

If you have the Guaranteed minimum income benefit ("GMIB"), you are required to participate in the asset transfer program ("ATP"). The ATP helps us manage our financial exposure in providing the guaranteed benefits, by using predetermined mathematical formulas to move account value between the AXA Ultra Conservative Strategy investment option and the other Protected Benefit account variable investment options. For more information, see "Asset transfer program ("ATP")" in "Contract features and benefits" later in this Prospectus.

Types of contracts. We offer the contracts for use as:

- A nonqualified annuity ("NQ") for after-tax contributions only.
- An individual retirement annuity ("IRA"), either traditional IRA or Roth IRA.
- Traditional and Roth Inherited IRA beneficiary continuation contract ("Inherited IRA") (direct transfer and specified direct rollover contributions only).
- An annuity that is an investment vehicle for a qualified plan ("QP") (whether defined contribution or defined benefit; transfer contributions only).
- An employer-funded traditional IRA for a simplified employee pension plan ("SEP") sponsored by the contract owner's employer.

Not all types of contracts are available with each version of the Retirement Cornerstone® Series contracts. See "Rules regarding contributions to your contract" in "Appendix IX" for more information.

The optional Guaranteed benefits under the contract include: (i) the Guaranteed minimum income benefit ("GMIB"), (ii) the Return of

The SEC has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

(†) The account for special dollar cost averaging is only available with Series B and Series L contracts. The account for special money market dollar cost averaging is only available with Series CP® contracts.

Principal death benefit; (iii) the Highest Anniversary Value death benefit; (iv) the RMD Wealth Guard death benefit; and (v) the "Greater of" death benefit (collectively, the "Guaranteed benefits").

The registration statement relating to this offering has been filed with the Securities and Exchange Commission ("SEC"). The statement of additional information ("SAI") dated December 31, 2015, is part of the registration statement. The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 1547, Secaucus, NJ 07096-1547 or calling 1-800-789-7771. The SAI is incorporated by this reference into this Prospectus. This Prospectus and the SAI can also be obtained from the SEC's website at www.sec.gov. The table of contents for the SAI appears at the back of this Prospectus.

Our variable investment options are subaccounts offered through Separate Account No. 70. Each variable investment option, in turn, invests in a corresponding securities portfolio ("Portfolio") of one of the trusts (the "Trusts"). Below is a complete list of the variable investment options:

Variable investment options

AXA Premier VIP Trust
- AXA Moderate Allocation
- Charter[SM] Alternative 100 Moderate
- Charter[SM] International Moderate
- Charter[SM] Moderate
- Charter[SM] Moderate Growth
- Charter[SM] Real Assets
- Charter [SM] Small Cap Value

EQ Advisors Trust
- All Asset Aggressive – Alt 25
- All Asset Growth – Alt 20
- All Asset Moderate Growth – Alt 15
- AXA Aggressive Strategy[(1)]
- AXA Balanced Strategy[(1)]
- AXA Conservative Growth Strategy[(1)]
- AXA Conservative Strategy[(1)]
- AXA Growth Strategy[(1)]
- AXA Moderate Growth Strategy[(1)]
- AXA Ultra Conservative Strategy[(2)]
- AXA International Core Managed Volatility
- AXA Large Cap Value Managed Volatility
- AXA Mid Cap Value Managed Volatility
- AXA Natural Resources
- AXA Real Estate[(4)]
- AXA/AB Dynamic Growth[(1)]
- AXA/AB Dynamic Moderate Growth[(1)]
- AXA/AB Small Cap Growth
- AXA/DoubleLine Opportunistic Core Plus Bond
- AXA/Goldman Sachs Strategic Allocation[(1)(3)]
- AXA/Invesco Strategic Allocation[(1)]
- AXA/Legg Mason Strategic Allocation[(1)]
- AXA/Loomis Sayles Growth
- EQ/BlackRock Basic Value Equity
- EQ/Boston Advisors Equity Income
- EQ/Common Stock Index
- EQ/Core Bond Index
- EQ/Emerging Markets Equity PLUS
- EQ/Equity 500 Index
- EQ/GAMCO Mergers and Acquisitions
- EQ/GAMCO Small Company Value
- EQ/High Yield Bond
- EQ/Intermediate Government Bond
- EQ/International Equity Index
- EQ/Invesco Comstock
- EQ/Large Cap Growth Index
- EQ/Large Cap Value Index
- EQ/MFS International Growth
- EQ/Mid Cap Index
- EQ/Money Market
- EQ/Morgan Stanley Mid Cap Growth
- EQ/Oppenheimer Global
- EQ/PIMCO Global Real Return
- EQ/PIMCO Ultra Short Bond
- EQ/Small Company Index
- EQ/T. Rowe Price Growth Stock
- Multimanager Aggressive Equity
- Multimanager Mid Cap Growth
- Multimanager Mid Cap Value

- Multimanager Technology

AIM Variable Funds (Invesco Variable Insurance Funds) — Series II
- Invesco V.I. Diversified Dividend
- Invesco V.I. Equity and Income Fund
- Invesco V.I. Global Real Estate
- Invesco V.I. High Yield
- Invesco V.I. International Growth
- Invesco V.I. Mid Cap Core Equity
- Invesco V.I. Small Cap Equity

AB Variable Product Series Fund, Inc. — Class B
- AB VPS International Growth

American Century Variable Portfolios, Inc. — Class II
- American Century VP Mid Cap Value

American Funds Insurance Series®
- American Funds Insurance Series® Bond Fund[SM]
- American Funds Insurance Series® Global Small Capitalization Fund[SM]
- American Funds Insurance Series® New World Fund®

BlackRock Variable Series Funds, Inc. — Class III
- BlackRock Global Allocation V.I. Fund
- BlackRock Large Cap Growth V.I. Fund

Eaton Vance Variable Trust
- Eaton Vance VT Floating-Rate Income

Fidelity® Variable Insurance Products Fund — Service Class 2
- Fidelity® VIP Contrafund®
- Fidelity® VIP Mid Cap
- Fidelity® VIP Strategic Income

First Trust Variable Insurance Trust
- First Trust/Dow Jones Dividend & Income Allocation
- First Trust Multi Income Allocation

Franklin Templeton Variable Insurance Products Trust — Class 2
- Franklin Founding Funds Allocation VIP
- Franklin Income VIP
- Franklin Rising Dividends VIP
- Franklin Strategic Income VIP
- Templeton Developing Markets VIP
- Templeton Global Bond VIP

Variable investment options

Goldman Sachs Variable Insurance Trust — Service Shares
- Goldman Sachs VIT Mid Cap Value

Hartford HLS Funds — Class IC Shares
- Hartford Capital Appreciation HLS
- Hartford Growth Opportunities HLS

Ivy Funds Variable Insurance Portfolios
- Ivy Funds VIP Asset Strategy
- Ivy Funds VIP Dividend Opportunities
- Ivy Funds VIP Energy
- Ivy Funds VIP Global Natural Resources
- Ivy Funds VIP High Income
- Ivy Funds VIP Mid Cap Growth
- Ivy Funds VIP Science and Technology
- Ivy Funds VIP Small Cap Growth

Lazard Retirement Series, Inc. — Service Shares
- Lazard Retirement Emerging Markets Equity

Legg Mason — Share Class II
- ClearBridge Variable Aggressive Growth
- ClearBridge Variable Appreciation
- ClearBridge Variable Dividend Strategy
- ClearBridge Variable Mid Cap[(3)]
- Legg Mason BW Absolute Return Opportunities VIT
- QS Legg Mason Dynamic Multi-Strategy VIT

Lord Abbett Series Fund, Inc. — Class VC
- Lord Abbett Bond Debenture

MFS® Variable Insurance Trusts — Service Class
- MFS® International Value
- MFS® Investors Trust Series
- MFS® Massachusetts Investors Growth Stock
- MFS® Utilities Series

Neuberger Berman Advisers Management Trust — S Class Shares
- Neuberger Berman Absolute Return Multi-Manager
- Neuberger Berman International Equity

Northern Lights Variable Trust
- 7Twelve[TM] Balanced Portfolio

PIMCO Variable Insurance Trust — Advisor Class
- PIMCO CommodityRealReturn® Strategy
- PIMCO Real Return
- PIMCO Total Return

ProFunds VP
- ProFund VP Biotechnology

Putnam Variable Trust
- Putnam VT Diversified Income

T. Rowe Price Equity Series, Inc.
- T.Rowe Price Health Sciences Portfolio II

Van Eck VIP Trust — S Class
- Van Eck VIP Global Hard Assets

(1) This variable investment option is also available as a Protected Benefit account variable investment option should you decide to fund your Guaranteed benefits. For more information, please see "What are your investment options under the contract?" under "Contract features and benefits" later in this Prospectus.

(2) The AXA Ultra Conservative Strategy investment option is part of the asset transfer program. You may not directly allocate a contribution to or request a transfer of account value into this investment option.

(3) This is the variable investment option's new name, effective on or about April 29, 2016. The variable investment option's current name is Clearbridge Variable Mid Cap Core.

(4) Formerly known as EQ/Real Estate PLUS.

Your investment results in a variable investment option will depend on the investment performance of the related Portfolio. At any time, we have the right to limit or terminate your contributions, allocations and transfers to any of the variable investment options. **If you have one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/or transfers into the Protected Benefit account variable investment options, you may no longer be able to fund your Guaranteed benefit(s). This means that if you have not yet allocated amounts to the Protected Benefit account variable investment options, you may not be able to fund your Guaranteed benefit(s). This also means that if you have already funded your Guaranteed benefits by allocating amounts to the Protected Benefit account variable investment options, you may no longer be able to increase your Protected Benefit account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers.** Also, we limit the number of variable investment options that you may select.

Contents of this Prospectus

"We," "our," and "us" refer to AXA Equitable.

When we address the reader of this Prospectus with words such as "you" and "your," we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner.

When we use the word "contract" it also includes certificates that are issued under group contracts in some states.

Definitions of key terms

Annual Roll-up amount — The "Annual Roll-up amount" is the amount credited to your GMIB benefit base and Roll-up to age 85 benefit base (for contracts with the "Greater of" Guaranteed minimum death benefit) if you have ever taken a withdrawal from your Protected Benefit account.

Annual Roll-up rate — The "Annual Roll-up rate" is the rate used to calculate the Annual withdrawal amount and the Annual Roll-up amount.

Annual withdrawal amount — The "Annual withdrawal amount" is the amount that can be withdrawn from your Protected Benefit account value without reducing your GMIB benefit base. Also, withdrawals up to your Annual withdrawal amount will not reduce your Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit) up to age 85. It is equal to the Annual Roll-up rate in effect on the first day of the contract year, multiplied by the GMIB benefit base as of the most recent contract date anniversary.

Annuitant — The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract's owner. Where the owner of the contract is non-natural, the annuitant is the measuring life for determining benefits under the contract.

Asset transfer program — The asset transfer program (''ATP'') is a feature of the GMIB. The ATP uses predetermined mathematical formulas to move account value between the AXA Ultra Conservative Strategy investment option and the other Protected Benefit account variable investment options.

ATP exit option — Beginning with the contract year that follows the contract year in which you first fund your Protected Benefit account, if you have the GMIB, the ''ATP exit option'' allows you to transfer 100% of your Protected Benefit account value from the AXA Ultra Conservative Strategy investment option to your other Protected Benefit account variable investment options without forfeiting the GMIB.

ATP transfer — A transfer between the AXA Ultra Conservative Strategy investment option and the other Protected Benefit account variable investment options.

ATP Year — The contract year in which the Protected Benefit account is first funded is the first ATP year. The ATP year increases by 1 each subsequent contract year and may be set back if you make a subsequent contribution or transfer to the Protected Benefit account.

Automatic investment program ("AIP") — The "Automatic investment program" allows you to make on-going contributions to your contract through electronic fund transfers from your financial institution.

Business day — Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the Securities and Exchange Commission determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.

Cash value — At any time before annuity payments begin, your contract's "cash value" is equal to the Total account value, less: (i) the total amount or a pro rata portion of the annual administrative charge, as well as any Guaranteed benefit charges; and (ii) any applicable withdrawal charges.

Contract date — The "contract date" is the effective date of the contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

Contract date anniversary — The end of each 12-month period is your "contract date anniversary." For example, if your contract date is May 1st, your contract date anniversary is April 30th.

Contract year — The "contract year" is the 12-month period beginning on your contract date and each 12-month period after that date.

Credit — For Series CP® contracts, a 3% credit is applied to eligible contributions.

Customized payment plan — For contracts with GMIB, our "Customized payment plan" allows you to request amounts up to your Annual withdrawal amount as scheduled payments to you through one of five customized options.

Deferral Roll-up rate — The "Deferral Roll-up rate" is used to calculate amounts credited to your GMIB benefit base and the Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit) if you have never taken a withdrawal from your Protected Benefit account.

Earnings bonus — For Series CP® contracts, an amount equal to 5% of your annual investment gains will be added to your Total account value on each contract date anniversary.

Excess withdrawal — For contracts with the GMIB, an "Excess withdrawal" is the portion of a withdrawal from your Protected Benefit account in excess of your Annual withdrawal amount and all subsequent withdrawals from your Protected Benefit account in that same contract year. An Excess withdrawal will always reduce your benefit bases on a pro rata basis. In the contract year in which you first fund your Protected Benefit account all withdrawals (except for RMD payments through our Automatic RMD service) will reduce your benefit bases on a pro rata basis, because you do not have an Annual withdrawal amount in that year.

Excess RMD withdrawal — For contracts with the RMD Wealth Guard death benefit, an "Excess RMD withdrawal" is:

- the full amount of any withdrawal from your Protected Benefit Account taken before the calendar year in which you turn age 70½;

- the full amount of any withdrawal from your Protected Benefit Account taken during your first contract year, even if you turn age 70½ during that year; or

- the portion of a withdrawal from your Protected Benefit account that exceeds your RMD Wealth Guard withdrawal amount for the calendar year.

Excess RMD withdrawals will reduce your RMD Wealth Guard death benefit base on a pro rata basis.

Free look — If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund, but only if you return your contract within the prescribed period. This is your "Free look" right under the contract.

GMIB benefit base — The GMIB benefit base is an amount used to determine your Annual withdrawal amount and your Lifetime GMIB payments. Your GMIB benefit base is created and increased by allocations and transfers to your Protected Benefit account. The GMIB benefit base is not an account value or cash value. The GMIB benefit base is also used to calculate the charge for the GMIB.

General dollar cost averaging — Our "General dollar cost averaging program" is a program that allows for the systematic transfers of amounts in the EQ/Money Market variable investment option to the Investment account variable investment options.

"Greater of" death benefit — The "Greater of" death benefit is an optional Guaranteed minimum death benefit in connection with your Protected Benefit account value only. The death benefit is calculated using the greater of two benefit bases — the greater of the Roll-up to age 85 benefit base and the Highest Anniversary Value benefit base. There is an additional charge for the "Greater of" death benefit under the contract.

Guaranteed minimum income benefit ("GMIB") — The GMIB is a benefit that guarantees, subject to certain restrictions, annual lifetime payments or "Lifetime GMIB payments". The GMIB also allows you to take certain withdrawals prior to the beginning of your Lifetime GMIB payments that do not reduce your GMIB benefit base (your "Annual withdrawal amount"). There is an additional charge for the GMIB under the contract.

Highest Anniversary Value death benefit — The "Highest Anniversary Value death benefit" is an optional Guaranteed minimum death benefit in connection with your Protected Benefit account value only. The death benefit is calculated using the highest value of your Protected Benefit account on your contract date anniversary. There is an additional charge for the Highest Anniversary Value death benefit under the contract.

Investment account value — The "Investment account value" is the total value in: (i) the Investment account variable investment options, (ii) the Guaranteed interest option, and (iii) amounts in a Special DCA program that are designated for future transfers to the Investment account variable investment options.

Investment Simplifier — Our "Investment simplifier" allows for systematic transfers of amounts in the Guaranteed interest option to the Investment account variable investment options. There are two options under the program — the Fixed dollar option and the Interest sweep option.

IRA — An individual retirement arrangement, including both an individual retirement account and an individual retirement annuity contract, whether traditional IRA or Roth IRA.

IRS — Internal Revenue Service

Lifetime GMIB payments — For contracts with the GMIB, "Lifetime GMIB payments" are generally annual lifetime payments which are

calculated by applying your GMIB benefit base, less any applicable withdrawal charge remaining, to guaranteed annuity purchase factors. Lifetime GMIB payments will begin at the earliest of: (i) the next contract year following the date your Protected Benefit account value falls to zero (provided the no lapse guarantee is in effect); (ii) the contract date anniversary following your 95th birthday; or (iii) your election to exercise the GMIB.

Maturity date — The contract's "maturity date" is generally the contract date anniversary that follows the annuitant's 95th birthday.

Maximum payment plan — For contracts with GMIB, our "Maximum payment plan" allows you to request your Annual withdrawal amount as scheduled payments.

NQ contract — Nonqualified annuity contract.

Owner — The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits.

Protected Benefit account value — The "Protected Benefit account value" is the total value in: (i) the Protected Benefit account variable investment options, and (ii) amounts in a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options.

QP contract — An annuity contract that is an investment vehicle for a qualified plan.

QPDB contract — An annuity contract that is an investment vehicle for a qualified defined benefit plan.

QPDC contract — An annuity contract that is an investment vehicle for a qualified defined contribution plan.

RMD Wealth Guard death benefit — The RMD Wealth Guard death benefit is an optional Guaranteed minimum death benefit in connection with the Protected Benefit account value only. The RMD Wealth Guard death benefit base is created and increased by allocations and any transfers to the Protected Benefit account. The RMD Wealth Guard death benefit also enables you to take withdrawals from your Protected Benefit account, other than Excess RMD withdrawals, without reducing your RMD Wealth Guard death benefit base. The RMD Wealth Guard death benefit base is not an account value or cash value. There is an additional charge for the RMD Wealth Guard death benefit under the contract.

RMD withdrawal — a withdrawal that is intended to satisfy the lifetime required minimum distributions from certain tax-favored plans and arrangements such as traditional IRAs under federal income tax rules.

Return of Principal death benefit — The "Return of Principal" death benefit is a death benefit in connection with your Protected Benefit account value only. The benefit is calculated using the amounts of contributions and transfers to the Protected Benefit account, adjusted for withdrawals. There is no additional charge for this death benefit.

Roll-up to age 85 benefit base — The "Roll-up to age 85 benefit base" is used only in connection with the "Greater of" death benefit. It is equal to your initial contribution and any subsequent contributions to the Protected Benefit account variable investment options, either directly or through a Special DCA program; plus any amounts contributed to a Special DCA program that are designated

for future transfers to the Protected Benefit account variable investment options; plus any amounts transferred to the Protected Benefit account variable investment options; less a deduction that reflects any "Excess withdrawal" amounts (plus any applicable withdrawal charges); plus any "Deferral Roll-up amount" or "Annual Roll-up amount" minus a deduction that reflects any withdrawals up to the Annual withdrawal amount.

SAI — Statement of Additional Information

SEC — Securities and Exchange Commission

SEP IRA — A traditional IRA used as a funding vehicle for a simplified employee pension plan established by the IRA owner's employer.

Special DCA Programs — We use the term "Special DCA Programs" to collectively refer to our special dollar cost averaging program and special money market dollar cost averaging program.

• **Special dollar cost averaging** — Our "Special dollar cost averaging program" allows for systematic transfers of amounts in the account for special dollar cost averaging into the Protected Benefit account variable investment options, the Investment account variable investment options and the Guaranteed interest option. The account for special dollar cost averaging is part of our general account.

• **Special money market dollar cost averaging** — Our "Special money market dollar cost averaging program" allows for systematic transfers of amounts in the account for special money market dollar cost averaging into the Protected Benefit account variable investment options, the Investment account variable investment options and the Guaranteed interest option.

Systematic transfer program — Our "Systematic transfer program" is a program that allows you to have amounts in the Investment account variable investment options and the Guaranteed interest option automatically transferred to your Protected Benefit account variable investment options.

Total account value — Your "Total account value" is the total of (i) your Protected Benefit account value and (ii) your Investment account value.

We sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract or supplemental materials.

Prospectus	Contract or Supplemental Materials
Total account value	Annuity Account Value
Unit	Accumulation Unit
Guaranteed minimum death benefit	Guaranteed death benefit
Protected Benefit account variable investment options and contributions to a Special DCA program designated for future transfers to the Protected Benefit account variable investment options	Protected Benefit account
Investment account variable investment options, the guaranteed interest option and contributions to a Special DCA program designated for future transfers to the Investment account variable investment options	Investment account
Credit (for Series CP® contracts)	Match

Who is AXA Equitable?

We are AXA Equitable Life Insurance Company ("AXA Equitable") a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable Life Insurance Company is an indirect wholly owned subsidiary of AXA Financial, Inc., which is an indirect wholly owned subsidiary of AXA S.A. ("AXA"), a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, AXA exercises significant influence over the operations and capital structure of AXA Equitable. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts. AXA Equitable is solely responsible for paying all amounts owed to you under your contract.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $577.7 billion in assets as of December 31, 2014. For more than 150 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

How to reach us

Please communicate with us at the mailing addresses listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable, delayed or discontinued. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence and check to the appropriate location, as follows:

For correspondence with checks:

For contributions sent by regular mail:

Retirement Service Solutions
P.O. Box 1577
Secaucus, NJ 07096-1577

For contributions sent by express delivery:

Retirement Service Solutions
500 Plaza Drive, 6th Floor
Secaucus, NJ 07094

For correspondence without checks:

For all other communications (e.g., requests for transfers, withdrawals, or required notices) sent by regular mail:

Retirement Service Solutions
P.O. Box 1547
Secaucus, NJ 07096-1547

For all other communications (e.g., requests for transfers, withdrawals, or required notices) sent by express delivery:

Retirement Service Solutions
500 Plaza Drive, 6th Floor
Secaucus, NJ 07094

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day, or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 500 Plaza Drive, 6th Floor, Secaucus, New Jersey 07094.

Reports we provide:

- written confirmation of financial transactions and certain non-financial transactions;

- statement of your contract values at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and

- annual statement of your contract values as of the close of the contract year.

Online Account Access systems:

Online Account Access is designed to provide information about your contract through the Internet. You can obtain information on:

- your current Total account value, Protected Benefit account value, and Investment account value;

- your current allocation percentages;

- the number of units you have in the variable investment options;

- the daily unit values for the variable investment options; and

- performance information regarding the variable investment options.

You can also:

- change your allocation percentages and/or transfer among the investment options subject to certain restrictions;

- elect to receive certain contract statements electronically;

- enroll in, modify or cancel a rebalancing program of your Investment account value;

- request a quote of your Annual withdrawal amount;

- change your address;

- change your Online Account Access password; and

- access Frequently Asked Questions and Service Forms.

Online Account Access is normally available seven days a week, 24 hours a day. You may access Online Account Access by visiting our website at www.axa.com. Of course, for reasons beyond our control, this service may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by the Internet are genuine. For example, we will require certain personal identification information before we act on Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to these services if we determine that you engaged in a disruptive transfer activity, such as "market timing." See "Disruptive transfer activity" in "Transferring your money among investment options" later in this Prospectus for more information.

Customer service representative:

You may also use our toll-free number (1-800-789-7771) to speak with one of our customer service representatives. Our customer service representatives are available on the following business days:

- Monday through Thursday from 8:30 a.m. until 7:00 p.m., Eastern time.

- Friday from 8:30 a.m. until 5:30 p.m., Eastern time.

We require that the following types of communications be on specific forms we provide for that purpose:

(1) authorization for telephone transfers by your financial professional;

(2) conversion of a traditional IRA to a Roth IRA contract;

(3) election of the automatic investment program;

(4) tax withholding elections (see withdrawal request form);

(5) election of the Beneficiary continuation option;

(6) IRA contribution recharacterizations;

(7) Section 1035 exchanges;

(8) direct transfers and specified direct rollovers;

(9) election of the ATP exit option;

(10) exercise of the GMIB or election of an annuity payout option;

(11) requests to reset your GMIB benefit base and your Roll-up to age 85 benefit base (used to calculate the "Greater of" death benefit) by electing one of the following: one-time reset option, automatic annual reset program or automatic customized reset program;

(12) death claims;

(13) change in ownership (NQ only, if available under your contract);

(14) purchase by, or change of ownership to, a non-natural owner;

(15) requests for enrollment in either our Maximum payment plan or Customized payment plan under the Guaranteed minimum income benefit;

(16) requests to drop or change your Guaranteed benefits;

(17) requests to collaterally assign your NQ contract;

(18) requests to transfer, re-allocate, rebalance, make subsequent contributions and change your future allocations (except that certain transactions may be permitted through the Online Account Access systems);

(19) requests to enroll in or cancel the Systematic transfer program;

(20) transfers into and among investment options; and

(21) withdrawal requests.

We also have specific forms that we recommend you use for the following types of requests:

(1) beneficiary changes;

(2) contract surrender;

(3) general dollar cost averaging;

(4) special dollar cost averaging (if available);

(5) special money market dollar cost averaging (if available); and

(6) Investment simplifier.

To cancel or change any of the following, we require written notification generally at least seven calendar days before the next scheduled transaction:

(1) automatic investment program;

(2) general dollar cost averaging (including the fixed dollar and interest sweep options);

(3) special dollar cost averaging (if available);

(4) special money market dollar cost averaging (if available);

(5) substantially equal withdrawals;

(6) systematic withdrawals;

(7) the date annuity payments are to begin; and

(8) RMD payments from inherited IRAs.

To cancel or change any of the following, we require written notification at least 30 calendar days prior to your contract date anniversary:

(1) automatic annual reset program; and

(2) automatic customized reset program.

——————————————

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take. We reserve the right to add, remove or change our administrative forms, procedures and programs at any time.

Signatures:

The proper person to sign forms, notices and requests is normally the owner. If there are joint owners, both must sign.

Retirement Cornerstone® Series at a glance — key features

Three Contract Series	This Prospectus describes three series of the Retirement Cornerstone® contract — Series B, Series CP® and Series L, (together "the Retirement Cornerstone® Series"). Each series provides for the accumulation of retirement savings and income, offers income and death benefit protection, and offers various payout options. Also, each series offers the Guaranteed minimum income benefit and Guaranteed minimum death benefits.

Each series provides a different charge structure. For details, please see the summary of the contract features below, the "Fee table" and "Charges and expenses" later in this Prospectus.

Each series is subject to different contribution rules, which are described in "Contribution amounts" later in this section and in "Rules regarding contributions to your contract" in "Appendix IX" later in this Prospectus.

The chart below shows the availability of certain key features under each series of the contract.

	Series B	Series CP®	Series L
Special dollar cost averaging	Yes	No	Yes
Special money market dollar cost averaging	No	Yes	No
Credits	No	Yes	No

Throughout the Prospectus, any differences among the contract series are identified.

You should work with your financial professional to decide which series of the contract may be appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

Professional investment management	The Retirement Cornerstone® Series' variable investment options invest in different Portfolios managed by professional investment advisers.
Guaranteed interest option	• Principal and interest guarantees. • Interest rates set periodically.
Tax advantages	• No tax on earnings inside the contract until you make withdrawals from your contract or receive annuity payments.

• No tax on transfers among investment options inside the contract.

If you are purchasing or contributing to an annuity contract which is an Individual Retirement Annuity (IRA), or to fund an employer retirement plan (QP or Qualified Plan), you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Internal Revenue Code for these types of arrangements. Before purchasing or contributing to one of the contracts, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of these annuities compared with any other investment that you may use in connection with your retirement plan or arrangement. Depending on your personal situation, the contract's Guaranteed benefits (other than the RMD Wealth Guard death benefit) may have limited usefulness because of required minimum distributions ("RMDs").

Guaranteed minimum income benefit ("GMIB")	The GMIB guarantees, subject to certain restrictions, annual lifetime payments ("Lifetime GMIB payments"), which will begin at the earliest of: (i) the next contract year following the date your Protected Benefit account value falls to zero, provided the no lapse guarantee is in effect; (ii) the contract date anniversary following your 95th birthday; and (iii) your election to exercise the GMIB. Lifetime GMIB payments can be on a single or joint life basis.

Your ability to exercise the GMIB is subject to a waiting period which begins on the date you first fund your Protected Benefit account. The waiting period ranges from 10-15 years. If you reset your GMIB benefit base, a new waiting period to exercise the GMIB may apply from the date of the reset. See "Exercise rules" in "Contract features and benefits" for complete details.

Your Lifetime GMIB payments are calculated by applying a percentage to your GMIB benefit base. Your GMIB benefit base is tied to amounts you allocate to your Protected Benefit account. The investment options available to fund your Protected Benefit account are limited. See "GMIB Benefit base" in "Contract features and benefits" later in this Prospectus.

Guaranteed minimum income benefit ("GMIB") (continued)	**An Excess withdrawal that reduces your Protected Benefit account value to zero will cause your GMIB to terminate. Even if an Excess withdrawal does not cause your GMIB to terminate, it can greatly reduce your GMIB benefit base and the value of your benefit.** Beginning in the contract year that follows the contract year in which you fund your Protected Benefit account, and prior to the beginning of your Lifetime GMIB payments, you can take your Annual withdrawal amount without reducing your GMIB benefit base.
	If you have the GMIB, your investment allocations to the Protected Benefit account are subject to our asset transfer program ("ATP"). The ATP uses predetermined mathematical formulas to move account value between the AXA Ultra Conservative Strategy investment option and the other Protected Benefit account variable investment options. Under these formulas, your Protected Benefit account value, excluding amounts in a special DCA account, may be transferred between the Protected Benefit account variable investment options which you have selected and the AXA Ultra Conservative Strategy investment option. For more information, please see "Guaranteed minimum income benefit ("GMIB")" in "Contract features and benefits" later in this Prospectus and Appendix VIII to this Prospectus.
	See "Guaranteed minimum income benefit" and "Annual withdrawal amount" under "Guaranteed minimum income benefit" in "Contract features and benefits" later in this Prospectus. **Any amounts you wish to be credited toward your GMIB must be allocated to the Protected Benefit account.**
	The Guaranteed benefits under the contract are supported by AXA Equitable's general account and are subject to AXA Equitable's claims paying ability. Contract owners should look to the financial strength of AXA Equitable for its claims paying ability.
Guaranteed minimum death benefits ("GMDBs")	• Return of Principal death benefit • Highest Anniversary Value death benefit • RMD Wealth Guard death benefit • "Greater of" death benefit **Any amounts you wish to be credited toward your GMDB must be allocated to the Protected Benefit account.** The Return of Principal death benefit, Highest Anniversary Value death benefit, and the "Greater of" death benefit are available in combination with the GMIB. The Return of Principal death benefit, the RMD Wealth Guard death benefit, and the Highest Anniversary Value death benefit are available without the GMIB. However, the "Greater of" death benefit can only be selected in combination with the GMIB. If you do not select either the Highest Anniversary Value death benefit, the "Greater of" death benefit, or the RMD Wealth Guard death benefit, the Return of Principal death benefit will automatically be issued with all eligible contracts. Eligible contracts are those that meet the owner and annuitant issue age requirements described under "Rules regarding contributions to your contract" in "Appendix IX". The Return of Principal death benefit, like all of the guaranteed minimum death benefits, only applies to amounts you allocate to the Protected Benefit account variable investment options and not to the contract as a whole. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. An Excess RMD withdrawal will reduce your RMD Wealth Guard death benefit base on a pro rata basis. A pro rata reduction to your RMD Wealth Guard death benefit base could be greater than the dollar amount of the withdrawal and could significantly reduce or eliminate the value of your RMD Wealth Guard death benefit. The Guaranteed benefits under the contract are supported by AXA Equitable's general account and are subject to AXA Equitable's claims paying ability. Contract owners should look to the financial strength of AXA Equitable for its claims paying ability.
Investment account death benefit	The death benefit in connection with your Investment account is equal to the return of your account value as of the day we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for method of payment, and any required information and forms necessary to effect payment.
Dropping or changing your Guaranteed benefits	You have the option to drop or change your Guaranteed benefits subject to our rules. **In some cases, you may have to wait a specified time period in order to drop your benefits.** Please see "Dropping or changing your Guaranteed benefits" in "Contract features and benefits," as well as Appendix I, for more information.
Credit and Earnings bonus (Series CP® contracts only)	You allocate your contributions among the available investment options. We allocate a Credit to the corresponding investment options at the same time. The Credit will apply to subsequent contribution amounts only to the extent that those amounts exceed total withdrawals from the contract. The amount of Credit is 3% of each contribution. The Credit is subject to recovery by us in certain limited circumstances. An amount equal to 5% of your annual investment gains will be added to your Total account value on each contract date anniversary. This amount is the Earnings bonus. We do not recover amounts associated with the Earnings bonus on investment gains. Please see "Credits and Earnings bonus" in "Contract features and benefits" for more information.

Contribution amounts	The chart below shows the minimum initial and, in parenthesis, subsequent contribution amounts under the contracts. Please see "How you can purchase and contribute to your contract" in "Contract features and benefits", "Simplified Employee Pension Plans (SEP Plans)" in "Tax information" and "Rules regarding contributions to your contract" in "Appendix IX" for more information, including important limitations on contributions.

	Series B	Series CP®	Series L
NQ	$5,000($500)[1]	$10,000($500)[1]	$25,000($500)[1]
Traditional or Roth IRA	$5,000($50)[1]	$10,000($50)[1]	$25,000($50)[1]
Inherited IRA Beneficiary continuation contract (traditional IRA or Roth IRA) ("Inherited IRA")	$5,000($1,000)	n/a	$25,000($1,000)
QP	$5,000($500)	$10,000($500)	$25,000($500)
SEP IRA	$5,000($500)[1]	$10,000($500)[1]	$25,000($500)[1]

[1] $100 monthly and $300 quarterly under our automatic investment program.

- Maximum contribution limitations apply to all contracts. For more information, please see "How you can purchase and contribute to your contract" in "Contract features and benefits" later in this Prospectus.

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to: (i) change minimum and maximum contribution requirements and limitations, and (ii) discontinue acceptance of contributions. Further, we may at any time exercise our rights to limit or terminate your contributions and transfers to any of the variable investment options (including the Protected Benefit account variable investment options) and to limit the number of variable investment options which you may select.

Account types	You may allocate your contributions to the Investment account, or, if you are eligible to have one or more Guaranteed benefits and you wish to fund them, you may allocate your contributions to the Protected Benefit account. The Investment account offers more than 112 investment options and is designed to meet the asset allocation and accumulation needs of a many types of investors. The Protected Benefit account offers a limited selection of core investment options that work in conjunction with the optional Guaranteed benefits. You should be aware that we select investment options for the Protected Benefit account that generally offer lower volatility in order to reduce our downside exposure in providing the Guaranteed benefits. In rising market conditions, this strategy may also result in periods of underperformance.

Investment account
- Investment account variable investment options
- Guaranteed interest option
- Amounts in a Special DCA program designated for future transfers to Investment account variable investment options or the guaranteed interest option

Protected Benefit account
- Protected Benefit account variable investment options
- Amounts in a Special DCA program designated for future transfers to Protected Benefit account variable investment options

Access to your money	- Partial withdrawals

- Several options for withdrawals on a periodic basis
- Contract surrender
- Various options for required minimum distributions
- Maximum payment plan (only under contracts with GMIB)
- Customized payment plan (only under contracts with GMIB)

Any income you receive may be subject to tax; also may be subject to an additional 10% income tax penalty unless you are age 59 1/2 or another exception applies. Also, certain withdrawals will diminish the value of any Guaranteed benefits you have funded. Withdrawal charges may also apply.

Payout options	- Fixed annuity payout options

- Other payout options through other contracts

Additional features	• Dollar cost averaging programs • Automatic investment program • Optional rebalancing (for amounts in the Investment account variable investment options and guaranteed interest option) • Systematic transfer program (four options for transfers from the Investment account to the Protected Benefit account) • Transfers among investment options at no charge (subject to limitations) • Waiver of withdrawal charge for certain withdrawals, disability, terminal illness, or confinement to a nursing home • Option to drop or change your Guaranteed benefits after issue, subject to our rules. Please see "Dropping or changing your Guaranteed benefits" in "Contract features and benefits," as well as Appendix I, for more information. • Spousal continuation • Beneficiary continuation option • Annual resets of your GMIB benefit base and Roll-up to age 85 benefit base (used to calculate your "Greater of" death benefit)
Fees and charges	Please see "Fee table" later in this section for complete details.
Owner and annuitant issue ages	Please see "Rules regarding contributions to your contract" in "Appendix IX" for owner and annuitant issue ages applicable to your contract.
Contract Termination	**Your contract may terminate without value if your Total account value falls to zero as a result of Excess withdrawals, or the payment of any applicable charges when due, or a combination of the two.** Please see "Effect of your account values falling to zero" in "Determining your contract's value" later in this Prospectus for more information.
Your right to cancel	To exercise your cancellation right under the contract, you must notify us with a signed letter of instruction electing this right, to our processing office within 10 days after you receive your contract. If state law requires, this "free look" period may be longer. See "Your right to cancel within a certain number of days" in "Contract features and benefits" later in this Prospectus for more information.
Guaranteed benefit offers	From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See "Guaranteed benefit offers" in "Contract features and benefits" for more information.

The table above summarizes only certain current key features and benefits of the contract. The table also summarizes certain current limitations, restrictions and exceptions to those features and benefits that we have the right to impose under the contract and that are subject to change in the future. In some cases, other limitations, restrictions and exceptions may apply. The contract may not currently be available in all states. Certain features and benefits described in this Prospectus may vary in your state; all features and benefits may not be available in all contracts, in all states or from all selling broker-dealers. You may contact us to purchase any version of the contract if a version is not offered by the selling broker-dealer. For a state-by-state description of all material variations of this contract, see Appendix V later in this Prospectus.

For more detailed information, we urge you to read the contents of this Prospectus, as well as your contract. This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The Prospectus should be read carefully before investing. Please feel free to speak with your financial professional, or call us, if you have any questions.

Other contracts

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from those in the contracts offered by this Prospectus. Not every contract we issue, including some described in this Prospectus, is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding other AXA Equitable annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the AXA Equitable annuity contracts.

You should work with your financial professional to decide whether one or more optional benefits are appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

Fee table

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.

The first table describes fees and expenses that you will pay at the time that you surrender the contract or if you make certain withdrawals, transfers or request special services. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.[1]

Charges we deduct from your account value at the time you request certain transactions			

	Series B	Series CP®	Series L
Maximum withdrawal charge as a percentage of contributions withdrawn (deducted if you surrender your contract or make certain withdrawals or apply your cash value to certain payout options).[2]	7.00%	8.00%[8]	8.00%

Charge for each additional transfer in excess of 12 transfers per contract year:[3]

Maximum Charge: $35
Current Charge: $0

Special service charges:[4]

• Express mail charge	Current and Maximum Charge: $35
• Wire transfer charge	Current and Maximum Charge: $90
• Duplicate contract charge	Current and Maximum Charge: $35
• Check preparation charge[5]	Maximum Charge: $85
	Current Charge: $0
• Charge for third party transfer or exchange[5]	Maximum Charge: $125
	Current Charge: $65[6]

The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including the underlying trust portfolio fees and expenses.

Charges we deduct from your account value on each contract date anniversary

Maximum annual administrative charge[7]

If your account value on a contract date anniversary is less than $50,000[8]	$30
If your account value on a contract date anniversary is $50,000 or more	$0

Charges we deduct from your variable investment options expressed as an annual percentage of daily net assets			

Separate account annual expenses:[9]	Series B	Series CP®	Series L
Operations	0.80%	1.05%	1.10%
Administration	0.30%	0.35%	0.35%
Distribution	0.20%	0.25%	0.25%
Total separate account annual expenses ("Contract fee")	1.30%	1.65%	1.70%

Charges we deduct from your account value each year if you fund any of the following optional benefits

Guaranteed minimum death benefit charge (Calculated as a percentage of the applicable benefit base.[10] Deducted annually[11] on each contract date anniversary for which the benefit is in effect.)

Return of Principal death benefit	No Additional Charge
Highest Anniversary Value death benefit	0.35% (current and maximum)

RMD Wealth Guard death benefit

Maximum Charge:	1.20% (for issue ages 20-64)
	2.00% (for issue ages 65-68)
Current Charge[12]:	0.60% (for issue ages 20-64)
	1.00% (for issue ages 65-68)

"Greater of" death benefit

Maximum Charge:	2.30%
Current Charge[13]:	1.15%

Guaranteed minimum income benefit charge (Calculated as a percentage of the GMIB benefit base[10]. Deducted annually[11] on each contract date anniversary for which the benefit is in effect.)

Maximum Charge:	2.30%
Current Charge[13]:	1.15%

You also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the Portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the prospectus for the Portfolio.

Portfolio operating expenses expressed as an annual percentage of daily net assets

	Lowest	Highest
Total Annual Portfolio Operating Expenses for 2014 (expenses that are deducted from Portfolio assets including management fees, 12b-1 fees, service fees, and/or other expenses)[*]	0.62%	8.84%

Notes:

(*) "Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2014, if applicable, and for the underlying Portfolios. Pursuant to a contract, AXA Equitable Funds Management Group, LLC has agreed to make payments or waive its management, administrative and other fees to limit the expenses of certain affiliated Portfolios through April 30, 2016 ("Expense Limitation Arrangement") (unless the Trust's Board of Trustees consents to an earlier revision or termination of this agreement). The Expense Limitation Arrangement may be terminated by AXA Equitable Funds Management Group, LLC at any time after April 30, 2016. The range of expenses in the table above does not include the effect of any Expense Limitation Arrangement. The Expense Limitation Arrangement does not apply to unaffiliated Portfolios. The range of expense in the table below includes the effect of the Expense Limitation Arrangements.

Portfolio operating expenses expressed as an annual percentage of daily net assets

	Lowest	Highest
Total Annual Portfolio Operating Expenses for 2014 after the effect of Expense Limitation Arrangements[14]	0.62%	3.26%

For complete information regarding the Expense Limitation Arrangements see the prospectuses for the underlying Portfolios.

(1) The current tax charge that might be imposed varies by jurisdiction and currently ranges from 0% to 3.5%.

(2) Deducted upon a withdrawal of amounts in excess of the free withdrawal amount, if applicable:

The withdrawal charge percentage we use is determined by the contract year in which you make the withdrawal, surrender your contract to receive its cash value, or, if offered, surrender your contract to apply your cash value to a non-life contingent annuity payment option. For each contribution, we consider the contract year in which we receive that contribution to be "contract year 1").

Contract Year	Series B	Series CP®	Series L
1	7.00%	8.00%	8.00%
2	7.00%	8.00%	7.00%
3	6.00%	7.00%	6.00%
4	6.00%	6.00%	5.00%
5	5.00%	5.00%	0.00%
6	3.00%	4.00%	0.00%
7	1.00%	3.00%	0.00%
8	0.00%	2.00%	0.00%
9	0.00%	1.00%	0.00%
10+	0.00%	0.00%	0.00%

(3) Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for transfers in excess of 12 transfers per contract year. We will charge no more than $35 for each transfer at the time each transfer is processed. See "Transfer charge" under "Charges that AXA Equitable deducts" in "Charges and expenses" later in this Prospectus.

(4) These charges may increase over time to cover our administrative costs. We may discontinue these services at any time.

(5) The sum of these charges will never exceed 2% of the amount disbursed or transferred.

(6) This charge is currently waived. This waiver may be discontinued at any time, with or without notice.

(7) If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year.

(8) During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

(9) In connection with the separate account annual expenses, these charges compensate us for certain risks we assume and expenses we incur under the contract. We expect to make a profit from these charges. For Series CP® contracts, both the contract fee and the withdrawal charge compensate us for the expense associated with the Credit.

(10) The benefit base is not an account value or cash value. Your initial benefit base is equal to your initial contribution or transfer to the Protected Benefit account variable investment options and amounts in a Special DCA program designated for transfers to the Protected Benefit account variable investment options. For Series CP® contracts, your

initial benefit base does not include the Credit. Subsequent adjustments to the applicable benefit base and the investment performance of the Protected Benefit account may result in a "benefit base" that is significantly different from your total contributions or future transfers to, or account value in, the Protected Benefit account. See "Guaranteed minimum death benefits" and "Guaranteed minimum income benefit" in "Contract features and benefits" later in this Prospectus.

(11) If the contract is surrendered or annuitized, or a death benefit is paid, or the benefit is dropped (if applicable), on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

(12) We reserve the right to increase or decrease this charge any time after your second contract date anniversary. See "RMD Wealth Guard death benefit charge" in "Charges and expenses" later in this Prospectus.

(13) We reserve the right to increase or decrease this charge any time after your second contract date anniversary. See "Guaranteed minimum income benefit charge" and "Greater of death benefit" in "Charges and expenses" later in this Prospectus.

(14) "Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2014, if applicable, and for the underlying portfolios. In addition, the "Lowest" represents the total annual operating expenses of the EQ/Equity 500 Index Portfolio. The "Highest" represents the total annual operating expenses of the Neuberger Berman Absolute Return Multi-Manager Portfolio. For more information, see the prospectuses for the Portfolios.

Examples

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses (including the underlying portfolio fees and expenses). These examples do not reflect charges for any special service you may request.

The first example below shows the expenses that a hypothetical contract owner (who has elected the "Greater of" death benefit with the Guaranteed minimum income benefit) would pay in the situations illustrated. These examples use an estimated average annual administrative charge based on anticipated sales and contract sizes, which results in an estimated annual administrative charge calculated as a percentage of contract value, as follows: Series B: 0.010%; Series CP®: 0.008%; and Series L: 0.003%. As discussed immediately below, the example further assumes the highest minimum Deferral Roll-up rate of 8% is applied to the GMIB benefit base and Annual Roll-up to age 85 benefit base annually. The example assumes the maximum charges that would apply based on a 5% return for the "Greater of" death benefit and Guaranteed minimum income benefit, both of which are calculated as a percentage of each Guaranteed benefit's benefit base. The example also assumes there has not been a withdrawal from the Protected Benefit account.

In this example, we assume the highest minimum Deferral Roll-up rate of 8% that can be applied to the GMIB and Roll-up to age 85 benefit bases. We do this because this will result in the highest minimum GMIB benefit base and "Greater of" death benefit base. Since the charges for the GMIB and "Greater of" death benefit are calculated as a percentage of their applicable benefit bases, the examples show the maximum charges under these assumptions. We reserve the right to declare a Deferral Roll-up rate in excess of 8%. A higher Deferral Roll-up rate could result in a higher GMIB benefit base and "Greater of" death benefit base. However, since we cannot predict how high your Deferral Roll-up rate might be, we have based the example on a Deferral Roll-up rate of 8%, which is the highest rate available under the Deferral Ten-Year Treasuries Formula Rate. See "Deferral Roll-up rate" under "Guaranteed minimum income benefit" in "Contract features and benefits."

Amounts allocated to the Special DCA programs (as available) are not covered by these examples. The annual administrative charge and any applicable withdrawal charge do apply to amounts allocated to the Special DCA programs.

The example assumes that you invest $10,000 in the Protected Benefit account variable investment options for the time periods indicated, and that your investment has a 5% return each year. The example for Series CP® contracts assumes that a 3% Credit was applied to your contribution. Other than the annual administrative charge and the charges for the Guaranteed benefits (which are described immediately above), the example also assumes separate account annual expenses and that amounts are allocated to the Protected Benefit account variable investment options that invest in Portfolios with (a) the maximum fees and expenses, and (b) the minimum fees and expenses (before expense limitations). Each example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in each example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Series B

	If you surrender your contract at the end of the applicable time period				If you do not surrender your contract at the end of the applicable time period			
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
(a) assuming maximum fees and expenses of any of the Protected Benefit account investment options	$1,230	$2,537	$4,265	$9,094	$530	$1,937	$3,765	$9,094
(b) assuming minimum fees and expenses of any of the Protected Benefit account investment options	$1,195	$2,436	$4,105	$8,835	$495	$1,836	$3,605	$8,835

Series CP®

	If you surrender your contract at the end of the applicable time period				If you do not surrender your contract at the end of the applicable time period			
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
(a) assuming maximum fees and expenses of any of the Protected Benefit account investment options	$1,376	$2,772	$4,480	$9,459	$576	$2,072	$3,980	$9,459
(b) assuming minimum fees and expenses of any of the Protected Benefit account investment options	$1,340	$2,669	$4,318	$9,201	$540	$1,969	$3,818	$9,201

Series L

	If you surrender your contract at the end of the applicable time period				If you do not surrender your contract at the end of the applicable time period			
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
(a) assuming maximum fees and expenses of any of the Protected Benefit account investment options	$1,371	$2,657	$3,952	$9,388	$571	$2,057	$3,952	$9,388
(b) assuming minimum fees and expenses of any of the Protected Benefit account investment options	$1,336	$2,556	$3,795	$9,142	$536	$1,956	$3,795	$9,142

The next example shows the expenses that a hypothetical contract owner who has opted out of all optional benefits that have fees associated with them would pay in the situations illustrated. These examples use an estimated average annual administrative charge based on anticipated sales and contract sizes, which results in an estimated annual administrative charge calculated as a percentage of contract value, as follows: Series B: 0.010%; Series CP®: 0.008% and Series L: 0.003%.

The example assumes amounts are allocated to the most expensive and least expensive Portfolio. Amounts allocated to the guaranteed interest option and the Special DCA programs (as available) are not covered by these examples. The annual administrative charge and any applicable withdrawal charge do apply to amounts allocated to the guaranteed interest option and the Special DCA programs.

The example assumes that you invest $10,000 in the Investment account variable investment options for the time periods indicated, and that your investment has a 5% return each year. The example for Series CP® contracts assumes that a 3% Credit was applied to your contribution. Other than the annual administrative charge (which is described immediately above), the example also assumes maximum contract charges and total annual expenses of the Portfolios (before expense limitations) invested in by the Investment account variable investment options set forth in the previous charts. Each example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in each example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Series B

	If you surrender your contract at the end of the applicable time period				If you do not surrender your contract at the end of the applicable time period			
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
(a) assuming maximum fees and expenses of any of the Portfolios	$1,766	$3,620	$5,259	$8,315	$1,066	$3,020	$4,759	$8,315
(b) assuming minimum fees and expenses of any of the Portfolios	$ 903	$1,226	$1,575	$2,320	$ 203	$ 626	$1,075	$2,320

Series CP®

	If you surrender your contract at the end of the applicable time period				If you do not surrender your contract at the end of the applicable time period			
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
(a) assuming maximum fees and expenses of any of the Portfolios	$1,935	$3,905	$5,533	$8,722	$1,135	$3,205	$5,033	$8,722
(b) assuming minimum fees and expenses of any of the Portfolios	$1,046	$1,458	$1,798	$2,774	$ 246	$ 758	$1,298	$2,774

Series L

	If you surrender your contract at the end of the applicable time period				If you do not surrender your contract at the end of the applicable time period			
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
(a) assuming maximum fees and expenses of any of the Portfolios	$1,907	$3,723	$4,903	$8,487	$1,107	$3,123	$4,903	$8,487
(b) assuming minimum fees and expenses of any of the Portfolios	$1,044	$1,351	$1,284	$2,740	$ 244	$ 751	$1,284	$2,740

For information on how your contract works under certain hypothetical circumstances, please see Appendix IV at the end of this Prospectus.

Condensed financial information

Please see Appendix X at the end of this Prospectus and Appendix I at the end of the Statement of Additional Information for the unit values and the number of units outstanding as of the end of the periods shown for each of the variable investment options available as of December 31, 2014.

1. Contract features and benefits

How you can purchase and contribute to your contract

You may purchase a contract by making payments to us that we call "contributions." We can refuse to accept an application from you or any contribution from you at any time, including after you purchase the contract. We require a minimum contribution amount for each type of contract purchased. Maximum contribution limitations also apply. The tables in Appendix IX later in this Prospectus, summarize our current rules regarding contributions to your contract, which are subject to change. Both the owner and annuitant named in the contract must meet the issue age requirements shown in the table, and contributions are based on the age of the older of the original owner and annuitant.

We reserve the right to change our current limitations on your contributions and to discontinue acceptance of contributions.

We currently do not accept any contribution to your contract if: (i) the sum of all contributions under all Accumulator® Series and Retirement Cornerstone® Series contracts with the same owner or annuitant would then total more than $1,500,000, or (ii) the aggregate contributions under all AXA Equitable annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these and other contribution limitations based on certain criteria that we determine, including Guaranteed benefits, issue age, aggregate contributions, variable investment option allocations and selling broker-dealer compensation. These and other contribution limitations may not be applicable in your state. For a state-by-state description of all material variations of the contracts, see Appendix V later in this Prospectus.

You may not contribute or transfer more than $1,500,000 to your Protected Benefit account variable investment options and a Special DCA program with amounts designated for the Protected Benefit account variable investment options.

Once a withdrawal is taken from your Protected Benefit account, you cannot make additional contributions to your Protected Benefit account, either directly or through a new Special DCA program. You may, however, be able to continue to make transfers from your Investment account to the Protected Benefit account variable investment options until such time you make a subsequent contribution to your Investment account. Scheduled transfers from an existing Special DCA program will continue through to the program's conclusion.

We may accept less than the minimum initial contribution under a contract if an aggregate amount of Retirement Cornerstone® Series contracts, respectively, purchased at the same time by an individual (including spouse) meet the minimum.

The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits. The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract owner. Where the owner of a contract is non-natural, the annuitant is the measuring life for determining contract benefits.

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to:

- Change our contribution requirements and limitations and our transfer rules, including to:
  — increase or decrease our minimum contribution requirements and increase or decrease our maximum contribution limitations;
  — discontinue the acceptance of subsequent contributions to the contract;
  — discontinue the acceptance of subsequent contributions and/or transfers into one or more of the variable investment options and/or guaranteed interest option; and
  — discontinue the acceptance of subsequent contributions and/or transfers into the Protected Benefit account variable investment options.

- Default certain contributions and transfers designated for a Protected Benefit account variable investment option(s) to the corresponding Investment account variable investment option(s), which invests in the same underlying Portfolio(s). See "Rebalancing among your Protected Benefit account variable investment options" under "Allocating your contributions" later in this section.

- Further limit the number of variable investment options you may invest in at any one time.

- Limit or terminate new contributions or transfers to an investment option.

We reserve the right in our sole discretion to discontinue the acceptance of, and/or place limitations on contributions and transfers into the contract and/or certain investment options. If you have one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/or transfers into the Protected Benefit account variable investment options, you may no longer be able to fund your Guaranteed benefit(s). This means that if you have not yet allocated amounts to the Protected Benefit account variable investment options, you may not be able to fund your Guaranteed benefit(s). This also means that if you have already funded your Guaranteed benefits by allocating amounts to the Protected Benefit account variable investment options, you may no longer be able to increase your Protected Benefit account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers.

Owner and annuitant requirements

Under NQ contracts, the annuitant can be different from the owner. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner. We also reserve the right to prohibit availability of this contract to other non-natural owners.

For NQ contracts (with a single owner, joint owners, or a non-natural owner) we permit the naming of joint annuitants only when the contract is purchased through an exchange that is intended not to be taxable under Section 1035 of the Internal Revenue Code and only where the joint annuitants are spouses.

Owners which are not individuals are required to document their status to avoid 30% FATCA withholding from U.S.-source income.

Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant. See "Inherited IRA Beneficiary continuation contract" later in this section for Inherited IRA owner and annuitant requirements.

For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for single owner contracts, the surviving spouse must be the sole primary beneficiary. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules. Certain same-sex civil union and domestic partners may not be eligible for tax benefits under federal law and in some circumstances will be required to take post-death distributions that dilute or eliminate the value of the contractual benefit.

In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act in your state.

Under QP contracts, the owner must be the qualified plan trust and the annuitant must be a plan participant/employee. The term "QP contracts" used in this Prospectus refers to QPDB and/or QPDC contracts. See Appendix II at the end of this Prospectus for more information regarding QP contracts.

Certain benefits under your contract, as described in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these benefits will be based on the age of the annuitant. Under QP contracts, all benefits are based on the age of the annuitant. In this Prospectus, when we use the terms **owner** and **joint owner**, we intend these to be references to **annuitant** and **joint annuitant**, respectively, if the contract has a non-natural owner. Unless otherwise stated, if the contract is jointly owned or is issued to a non-natural owner, benefits are based on the age of the older joint owner or older joint annuitant, as applicable.

Purchase considerations for a charitable remainder trust

(This section only applies to Series B and Series L.)

If you are purchasing the contract to fund a charitable remainder trust and allocate any account value to the Protected Benefit account, you should strongly consider "split-funding": that is, the trust holds investments in addition to this Retirement Cornerstone® Series contract. Charitable remainder trusts are required to make specific distributions. The charitable remainder trust annual distribution requirement may be equal to a percentage of the donated amount or a percentage of the current value of the donated amount. The required distribution may have an adverse impact on the value of your Guaranteed benefits.

Series CP® contracts are not available for purchase by charitable remainder trusts.

How you can make your contributions

Except as noted below, contributions must be by check drawn on a U.S. bank, in U.S. dollars, and made payable to AXA Equitable. We may also apply contributions made pursuant to an intended Section 1035 tax-free exchange or a direct transfer. For an IRA contract (traditional or Roth) your initial contribution must be a direct transfer contribution from another IRA contract (traditional or Roth, as the case may be) or a rollover from an IRA or other eligible retirement plan. We do not accept starter checks or travelers' checks. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form or not in accordance with our administrative procedures.

If your contract is sold by a financial professional of AXA Advisors, AXA Advisors will direct us to hold your initial contribution, whether received via check or wire, in a non-interest bearing "Special Bank Account for the Exclusive Benefit of Customers" while AXA Advisors ensures your application is complete and that suitability standards are met. AXA Advisors will either complete this process or instruct us to return your contribution to you within the applicable Financial Industry Regulatory Authority ("FINRA") time requirements. Upon timely and successful completion of this review, AXA Advisors will instruct us to transfer your contribution into our non-interest bearing suspense account and transmit your application to us, so that we can consider your application for processing.

The "contract date" is the effective date of a contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract. The 12 month period beginning on your contract date and each 12 month period after that date is a "contract year." The end of each 12 month period is your "contract date anniversary." For example, if your contract date is May 1, your contract date anniversary is April 30.

If your application is in good order when we receive it for application processing purposes, your contribution will be applied within two business days. If any information we require to issue your contract is missing or unclear, we will hold your contribution while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you, unless you or your financial professional acting on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

If your financial professional is with a selling broker-dealer other than AXA Advisors, your initial contribution must generally be accompanied by a completed application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest bearing suspense account while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you unless you or your financial professional on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

Our "business day" is generally any day the New York Stock Exchange is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. For more information about our business day and our pricing of transactions, please see "Dates and prices at which contract events occur" in "More information" later in this Prospectus.

What are your investment options under the contract?

Your investment options are the following:

- Protected Benefit account variable investment options (used to fund Guaranteed benefits)

- Investment account variable investment options

- Guaranteed interest option

- the account for special money market dollar cost averaging (Series CP® contracts only)

- the account for special dollar cost averaging (Series B and Series L contracts only)

As noted throughout this Prospectus, you may elect the GMIB at the time you apply for your contract. All eligible contracts will be issued with the Return of Principal death benefit unless you make an alternate election of the Highest Anniversary Value death benefit, the RMD Wealth Guard death benefit or the "Greater of" death benefit. The RMD Wealth Guard death benefit is not available if you have the GMIB. Your Guaranteed benefits do not need to be funded at issue. Also, any applicable charges will not be assessed until you fund your Protected Benefit account. The Protected Benefit account variable investment options are used to fund these benefits.

Only amounts you allocate to the Protected Benefit account variable investment options and amounts in a Special DCA program designated for future transfers to the Protected Benefit account variable investment options will fund your Guaranteed benefits. These amounts will be included in the respective benefit bases of your Guaranteed benefits and will become part of your Protected Benefit account value. All amounts allocated to the Protected Benefit account variable investment options and amounts in a Special DCA program designated for Protected Benefit account variable investment options are subject to the terms and conditions of the Guaranteed benefits under your contract.

If you allocate to investment options available to fund your Guaranteed benefits, you may later decide to change your allocation instructions in order to increase, decrease or stop the funding of your Guaranteed benefits. Also, if you have a Guaranteed benefit, there is no requirement that you must fund it either at issue or on any future date.

If you have a Guaranteed benefit and allocate any amount to the Protected Benefit account variable investment options or a Special DCA program with amounts designated for future transfers to the Protected Benefit account variable investment options, you are funding the Guaranteed benefits under your contract. No other action is required of you. If you do not wish

to fund a Guaranteed benefit, you should not allocate contributions or make transfers to your Protected Benefit account. See "Allocating your contributions" later in this section.

Once you allocate amounts to the Protected Benefit account variable investment options, such amounts may be transferred among the Protected Benefit account variable investment options, but may not be transferred to the Investment account variable investment options or the guaranteed interest option. In addition, we may at any time exercise our right to limit or terminate transfers into any of the variable investment options. For more information, see "Transferring your money among investment options" later in this Prospectus.

The table below shows the current Protected Benefit account variable investment options and Investment account variable investment options available to you. It is important to note that the Protected Benefit account variable investment options (with the exception of the AXA Ultra Conservative Strategy) are also available as Investment account variable investment options. The Protected Benefit account variable investment options invest in the same Portfolios as the corresponding Investment account variable investment options.

Protected Benefit Account Variable Investment Options

- AXA Aggressive Strategy
- AXA Balanced Strategy
- AXA Conservative Growth Strategy
- AXA Conservative Strategy
- AXA Growth Strategy
- AXA Moderate Growth Strategy
- AXA Ultra Conservative Strategy[1]
- AXA/AB Dynamic Growth
- AXA/AB Dynamic Moderate Growth
- AXA/Goldman Sachs Strategic Allocation
- AXA/Invesco Strategic Allocation
- AXA/Legg Mason Strategic Allocation

[1] The AXA Ultra Conservative Strategy investment option is part of the asset transfer program. You may not directly allocate a contribution to or request a transfer of account value into this investment option.

Investment Account Variable Investment Options

- 7Twelve™ Balanced Portfolio
- All Asset Growth – Alt 20
- All Asset Aggressive – Alt 25
- All Asset Moderate Growth – Alt 15
- AB VPS International Growth
- American Century VP Mid Cap Value
- American Funds Insurance Series® Bond Fund[SM]
- American Funds Insurance Series® Global Small Capitalization Fund[SM]
- American Funds Insurance Series® New World Fund®
- AXA/AB Dynamic Growth
- AXA/AB Dynamic Moderate Growth
- AXA/AB Small Cap Growth
- AXA/DoubleLine Opportunistic Core Plus Bond
- AXA/Goldman Sachs Strategic Allocation
- AXA/Invesco Strategic Allocation
- AXA Aggressive Strategy
- AXA Balanced Strategy
- AXA Conservative Growth Strategy
- AXA Conservative Strategy
- AXA Growth Strategy
- AXA International Core Managed Volatility
- AXA Large Cap Value Managed Volatility
- AXA/Legg Mason Strategic Allocation
- AXA/Loomis Sayles Growth
- AXA Mid Cap Value Managed Volatility
- AXA Moderate Allocation
- AXA Moderate Growth Strategy
- AXA Natural Resources
- AXA Real Estate[(1)]
- BlackRock Global Allocation V.I. Fund
- BlackRock Large® Cap Growth V.I. Fund
- Charter[SM] Alternative100 Moderate
- Charter[SM] International Moderate
- Charter[SM] Moderate
- Charter[SM] Moderate Growth
- Charter[SM] Real Assets
- Charter[SM] Small Cap Value
- ClearBridge Variable Aggressive Growth
- ClearBridge Variable Appreciation
- ClearBridge Variable Dividend Strategy
- ClearBridge Variable Mid Cap[(*)]
- EQ/BlackRock Basic Value Equity
- EQ/Boston Advisors Equity Income
- EQ/Common Stock Index
- EQ/Core Bond Index
- EQ/Equity 500 Index
- EQ/Emerging Markets Equity PLUS
- EQ/GAMCO Mergers and Acquisitions
- EQ/GAMCO Small Company Value
- EQ/High Yield Bond
- EQ/Intermediate Government Bond
- EQ/International Equity Index
- EQ/Invesco Comstock
- EQ/Large Cap Growth Index
- EQ/Large Cap Value Index
- EQ/MFS International Growth
- EQ/Mid Cap Index
- EQ/Money Market
- EQ/Morgan Stanley Mid Cap Growth
- EQ/Oppenheimer Global
- EQ/PIMCO Global Real Return
- EQ/PIMCO Ultra Short Bond
- EQ/Small Company Index
- EQ/T. Rowe Price Growth Stock
- Eaton Vance VT Floating-Rate Income
- Fidelity® VIP Contrafund®
- Fidelity® VIP Mid Cap
- Fidelity® VIP Strategic Income
- First Trust/Dow Jones Dividend & Income Allocation
- First Trust Multi Income Allocation
- Franklin Founding Funds Allocation VIP
- Franklin Income VIP
- Franklin Rising Dividends VIP
- Franklin Strategic Income VIP
- Goldman Sachs VIT Mid Cap Value
- Hartford Capital Appreciation HLS
- Hartford Growth Opportunities HLS
- Invesco V.I. Diversified Dividend
- Invesco V.I. Equity and Income Fund
- Invesco V.I. Global Real Estate
- Invesco V.I. High Yield
- Invesco V.I. International Growth
- Invesco V.I. Mid Cap Core Equity
- Invesco V.I. Small Cap Equity
- Ivy Funds VIP Asset Strategy
- Ivy Funds VIP Dividend Opportunities
- Ivy Funds VIP Energy
- Ivy Funds VIP Global Natural Resources
- Ivy Funds VIP High Income
- Ivy Funds VIP Mid Cap Growth
- Ivy Funds VIP Science and Technology
- Ivy Funds VIP Small Cap Growth
- Lazard Retirement Emerging Markets Equity
- Legg Mason BW Absolute Return Opportunities VIT
- Lord Abbett Bond Debenture
- MFS® International Value
- MFS® Investors Trust Series
- MFS® Massachusetts Investors Growth Stock
- MFS® Utilities Series
- Multimanager Aggressive Equity
- Multimanager Mid Cap Growth
- Multimanager Mid Cap Value
- Multimanager Technology
- Neuberger Berman Absolute Return Multi-Manager
- Neuberger Berman International Equity
- PIMCO CommodityRealReturn® Strategy
- PIMCO Real Return
- PIMCO Total Return
- ProFund VP Biotechnology
- Putnam VT Diversified Income
- QS Legg Mason Dynamic Multi-Strategy VIT
- T.Rowe Price Health Sciences Portfolio II
- Templeton Developing Markets VIP
- Templeton Global Bond VIP
- Van Eck VIP Global Hard Assets

(*) Please see "Portfolios of the Trusts" under "Contract features and benefits" later in this Prospectus regarding a planned name change of this Portfolio, subject to regulatory and/or shareholder approval.

(1) Formerly known as EQ/Real Estate PLUS.

If you decide to participate in a Special DCA program, any amounts allocated to the program that are designated for future transfers to the Protected Benefit account variable investment options will be included in the Protected Benefit account value. Any amounts allocated to a Special DCA program that are designated for future transfers to the Investment account variable investment options and the guaranteed interest option will be included in your Investment account value. As discussed later in this section, the Special DCA programs allow you to gradually allocate amounts to available investment options through periodic transfers. You can allocate to either or both Investment account and Protected Benefit account variable investment options as part of your Special DCA program. See "Allocating your contributions" later in this section.

Variable investment options

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying Portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option. Listed below are the currently available Portfolios, their investment objectives their investment manager(s) and/or sub-adviser(s). We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options (including the Protected Benefit account variable investment options) and to limit the number of variable investment options which you may select.

Portfolios of the Trusts

We offer both affiliated and unaffiliated Trusts, which in turn offer one or more Portfolios. AXA Equitable Funds Management Group, LLC, ("AXA FMG") a wholly owned subsidiary of AXA Equitable, serves as the investment manager of the Portfolios of AXA Premier VIP Trust and EQ Advisors Trust. For some affiliated Portfolios, AXA FMG has entered into sub-advisory agreements with one or more investment advisers (the "sub-advisers") to carry out the day-to-day investment decisions for the Portfolios. As such, among other responsibilities, AXA FMG oversees the activities of the sub-advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each Portfolio, if any. The chart below also shows the currently available Portfolios and their investment objectives.

You should be aware that AXA Advisors, LLC and AXA Distributors, LLC (together, the "Distributors") directly or indirectly receive 12b-1 fees from affiliated Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios' average daily net assets. The affiliated Portfolios' sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers' respective Portfolios. In addition, AXA FMG receives management fees and administrative fees in connection with the services it provides to the affiliated Portfolios. As such, it is generally more profitable for us to offer affiliated Portfolios than to offer unaffiliated Portfolios.

AXA Equitable or the Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the unaffiliated Portfolios' average daily net assets. The Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers' respective Portfolios.

As a contract owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios' prospectuses for more information.) These fees and payments, as well as the Portfolios' investment management fees and administrative expenses, will reduce the underlying Portfolios' investment returns. AXA Equitable may profit from these fees and payments. AXA Equitable considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

Some affiliated Portfolios invest in other affiliated Portfolios ("the AXA Fund of Fund Portfolios"). The AXA Fund of Fund Portfolios offer contract owners a convenient opportunity to invest in other Portfolios that are managed and have been selected for inclusion in the AXA Fund of Fund Portfolios by AXA FMG. AXA Advisors, LLC, an affiliated broker-dealer of AXA Equitable, may promote the benefits of such Portfolios to contract owners and/or suggest that contract owners consider whether allocating some or all of their account value to such Portfolios is consistent with their desired investment objectives. In doing so, AXA Equitable, and/or its affiliates, may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the AXA Fund of Fund Portfolios than certain other Portfolios available to you under your contract. Please see "Allocating your contributions" later in this section for more information about your role in managing your allocations.

As described in more detail in the Portfolio prospectuses, the AXA Managed Volatility Portfolios may utilize a proprietary volatility management strategy developed by AXA FMG (the "AXA volatility management strategy"), and, in addition, certain AXA Fund of Fund Portfolios may invest in affiliated Portfolios that utilize this strategy. The AXA volatility management strategy uses futures and options, such as exchange-traded futures and options contracts on securities indices, to reduce the Portfolio's equity exposure during periods when certain market indicators indicate that market volatility is above specific thresholds set for the Portfolio. When market volatility is increasing above the specific thresholds set for a Portfolio utilizing the AXA volatility management strategy, the manager of the Portfolio may reduce equity exposure. Although this strategy is intended to reduce the overall risk of investing in the Portfolio, it may not effectively protect the Portfolio from market declines and may increase its losses. Further, during such times, the Portfolio's exposure to equity securities may be less than that of a traditional equity portfolio. This may limit the Portfolio's participation in market gains and result in periods of underperformance, including those periods when the specified benchmark index is appreciating, but market volatility is high. It may also impact the value of certain guaranteed benefits, as discussed below.

The AXA Managed Volatility Portfolios that include the AXA volatility management strategy as part of their investment objective and/or principal investment strategy, and the AXA Fund of Fund Portfolios that invest in Portfolios that use the AXA volatility management strategy, are identified below in the chart by a "✓" under the column entitled "Volatility Management."

Asset Transfer Program. You should be aware that having the GMIB and/or certain other guaranteed benefits limits your ability to invest in some of the variable investment options that would otherwise be available to you under the contract. In addition, if you have the GMIB, you are required to participate in the asset transfer program which moves account value between the AXA Ultra Conservative Strategy investment option and the variable investment options. See "Asset transfer program ("ATP")" in "Contract features and benefits" later in this prospectus. See "Allocating your contributions" under "Contract features and benefits" for more information about the investment restrictions under your contract.

Portfolios that utilize the AXA volatility management strategy (or, in the case of certain AXA Fund of Fund Portfolios, invest in other Portfolios that use the AXA volatility management strategy); investment option restrictions in connection with any guaranteed benefit that include these Portfolios; and the ATP are designed to reduce the overall volatility of your Total account value and provide you with risk-adjusted returns over time. The reduction in volatility helps us manage the risks associated with providing guaranteed benefits during times of high volatility in the equity market. During rising markets, the AXA volatility management strategy, however, could result in your Total account value rising less than would have been the case had you been invested in a Portfolio that does not utilize the AXA volatility management strategy (or, in the case of the AXA Fund of

Fund Portfolios, invest exclusively in other Portfolios that do not use the AXA volatility management strategy). **This may effectively suppress the value of guaranteed benefit(s) that are eligible for periodic benefit base resets because your benefit base is available for resets only when your Protected Benefit account value is higher.** Conversely, investing in investment options that feature a managed-volatility strategy may be helpful in a declining market when high market volatility triggers a reduction in the investment option's equity exposure because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your Total account value may decline less than would have been the case had you not been invested in investment options that feature a volatility management strategy.

Please see the underlying Portfolio prospectuses for more information in general, as well as more information about the AXA volatility management strategy. Please further note that certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the AXA volatility management strategy. Affiliated Portfolios that utilize these volatility management techniques are identified below in the chart by a "Δ" under the column entitled "Volatility Management." Any such unaffiliated Portfolio is not identified under "Volatility Management" below in the chart. Such techniques could also impact your Total account value and guaranteed benefit(s), if any, in the same manner described above. Please see the Portfolio prospectuses for more information about the Portfolios' objective and strategies.

Whether or not you elected a guaranteed benefit that requires you to participate in the ATP, you should be aware that operation of the pre-determined mathematical formulas underpinning the ATP has the potential to adversely impact the Portfolios, including their performance, risk profile and expenses. Particularly during times of high market volatility, if the ATP triggers substantial asset flows into and out of a Portfolio, it could have the following effects on all contract owners invested in that Portfolio:

(a) By requiring a Portfolio sub-adviser to buy and sell large amounts of securities at inopportune times, a Portfolio's investment performance and the ability of the sub-adviser to fully implement the Portfolio's investment strategy could be negatively affected; and

(b) By generating higher turnover in its securities or other assets than it would have experienced without being impacted by the ATP, a Portfolio could incur higher operating expense ratios and transaction costs than comparable funds. In addition, even Portfolios structured as funds-of-funds that are not available for investment by contract owners who are subject to the ATP could also be impacted by the ATP if those Portfolios invest in underlying funds that are themselves subject to significant asset turnover caused by the ATP. Because the ATP formulas generate unique results for each contract, not all contract owners who are subject to the ATP will be affected by operation of the ATP in the same way. On any particular day on which the ATP is activated, some contract owners may have a portion of their account value transferred to the AXA Ultra Conservative Strategy investment option and others may not. If the ATP causes significant transfers of account value out of one or more Portfolios, any resulting negative effect on the performance of those Portfolios will be experienced to a greater extent by a contract owner (with or without the ATP) invested in those Portfolios whose account value was not subject to the transfers.

AXA Premier VIP Trust Portfolio Name	Share Class	Objective	Investment Manager (or Sub-Adviser(s), as applicable)	Volatility Management
AXA MODERATE ALLOCATION	Class A	Seeks to achieve long-term capital appreciation and current income.	• AXA Equitable Funds Management Group, LLC	✓
CHARTER^{SM} ALTERNATIVE 100 MODERATE	Class B	Seeks long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC	
CHARTER^{SM} INTERNATIONAL MODERATE	Class B	Seeks long-term capital appreciation and current income, with a greater emphasis on current income.	• AXA Equitable Funds Management Group, LLC	
CHARTER^{SM} MODERATE	Class B	Seeks long-term capital appreciation and current income, with a greater emphasis on current income.	• AXA Equitable Funds Management Group, LLC	
CHARTER^{SM} MODERATE GROWTH	Class B	Seeks long-term capital appreciation and current income, with a greater emphasis on current income.	• AXA Equitable Funds Management Group, LLC	
CHARTER^{SM} REAL ASSETS	Class B	Seeks to achieve maximum real return.	• AXA Equitable Funds Management Group, LLC	
CHARTER^{SM} SMALL CAP VALUE	Class B	Seeks to achieve long-term growth of capital.	• AXA Equitable Funds Management Group, LLC	

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Manager (or Sub-Adviser(s), as applicable)	Volatility Management
ALL ASSET AGGRESSIVE – ALT 25	Class IB	Seeks long-term capital appreciation and current income, with a greater emphasis on capital appreciation.	• AXA Equitable Funds Management Group, LLC	
ALL ASSET GROWTH – ALT 20	Class IA	Seeks long-term capital appreciation and current income.	• AXA Equitable Funds Management Group, LLC	
ALL ASSET MODERATE GROWTH – ALT 15	Class IB	Seeks long-term capital appreciation and current income, with a greater emphasis on current income.	• AXA Equitable Funds Management Group, LLC	

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Manager (or Sub-Adviser(s), as applicable)	Volatility Management
AXA AGGRESSIVE STRATEGY[1]	Class IB	Seeks long-term capital appreciation and current income, with a greater emphasis on capital appreciation.	• AXA Equitable Funds Management Group, LLC	✓
AXA BALANCED STRATEGY[1]	Class IB	Seeks long-term capital appreciation and current income.	• AXA Equitable Funds Management Group, LLC	✓
AXA CONSERVATIVE GROWTH STRATEGY[1]	Class IB	Seeks current income and growth of capital, with a greater emphasis on current income.	• AXA Equitable Funds Management Group, LLC	✓
AXA CONSERVATIVE STRATEGY[1]	Class IB	Seeks a high level of current income.	• AXA Equitable Funds Management Group, LLC	✓
AXA GROWTH STRATEGY[1]	Class IB	Seeks long-term capital appreciation and current income, with a greater emphasis on capital appreciation.	• AXA Equitable Funds Management Group, LLC	✓
AXA MODERATE GROWTH STRATEGY[1]	Class IB	Seeks long-term capital appreciation and current income, with a greater emphasis on current income.	• AXA Equitable Funds Management Group, LLC	✓
AXA ULTRA CONSERVATIVE STRATEGY[2]	Class IB	Seeks current income.	• AXA Equitable Funds Management Group, LLC	✓
AXA/AB DYNAMIC GROWTH[1]	Class IB	Seeks to achieve total return from long-term growth of capital and income, with a greater emphasis on growth of capital.	• AllianceBernstein L.P.	Δ
AXA/AB DYNAMIC MODERATE GROWTH[1]	Class IB	Seeks to achieve total return from long-term growth of capital and income.	• AllianceBernstein L.P.	Δ
AXA/AB SMALL CAP GROWTH	Class IA	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P.	
AXA/DOUBLELINE OPPORTUNISTIC CORE PLUS BOND	Class IB	Seeks to maximize current income and total return.	• DoubleLine Capital LP	
AXA/GOLDMAN SACHS STRATEGIC ALLOCATION[1]	Class IB	Seeks to achieve long term capital appreciation under normal market conditions, while focusing on the preservation of capital in distressed market environments.	• Goldman Sachs Asset Management, L.P.	Δ
AXA INTERNATIONAL CORE MANAGED VOLATILITY	Class IA	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • EARNEST Partners, LLC • Massachusetts Financial Services Company d/b/a MFS Investment Management • Hirayama Investments, LLC • WHV Investments	✓
AXA/INVESCO STRATEGIC ALLOCATION[1]	Class IB	Seeks long-term capital appreciation while managing portfolio volatility.	• Invesco Advisers, Inc.	Δ

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Manager (or Sub-Adviser(s), as applicable)	Volatility Management
AXA LARGE CAP VALUE MANAGED VOLATILITY	Class IA	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Massachusetts Financial Services Company d/b/a MFS Investment Management	✓
AXA/LEGG MASON STRATEGIC ALLOCATION[1]	Class IB	Seeks long-term capital appreciation while managing Portfolio volatility.	• QS Investors, LLC, a wholly-owned subsidiary of Legg Mason, Inc.	Δ
AXA/LOOMIS SAYLES GROWTH	Class IA	Seeks to achieve capital appreciation.	• Loomis, Sayles & Company, L.P.	
AXA MID CAP VALUE MANAGED VOLATILITY	Class IA	Seeks to achieve long-term capital appreciation with an emphasis on risk adjusted returns and managing volatility in the Portfolio.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Diamond Hill Capital Management, Inc. • Wellington Management Company, LLP	✓
AXA NATURAL RESOURCES	Class IB	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P.	
AXA REAL ESTATE	Class IB	Seeks to provide long-term capital appreciation and current income.	• AllianceBernstein L.P.	
EQ/BLACKROCK BASIC VALUE EQUITY	Class IA	Seeks to achieve capital appreciation and secondarily, income.	• BlackRock Investment Management, LLC	
EQ/BOSTON ADVISORS EQUITY INCOME	Class IA	Seeks a combination of growth and income to achieve an above-average and consistent total return.	• Boston Advisors, LLC	
EQ/COMMON STOCK INDEX	Class IA	Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 3000® Index, including reinvestment of dividends, at a risk level consistent with that of the Russell 3000® Index.	• AllianceBernstein L.P.	
EQ/CORE BOND INDEX	Class IB	Seeks to achieve a total return before expenses that approximates the total return performance of the Barclays Intermediate U.S. Government/Credit Index, including reinvestment of dividends, at a risk level consistent with that of the Barclays Intermediate U.S. Government/Credit Index.	• SSgA Funds Management, Inc.	
EQ/EMERGING MARKETS EQUITY PLUS	Class IB	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC • EARNEST Partners, LLC	
EQ/EQUITY 500 INDEX	Class IA	Seeks to achieve a total return before expenses that approximates the total return performance of the Standard & Poor's 500 Composite Stock Price Index, including reinvestment of dividends, at a risk level consistent with that of the Standard & Poor's 500 Composite Stock Price Index.	• AllianceBernstein L.P.	

Contract features and benefits

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Manager (or Sub-Adviser(s), as applicable)	Volatility Management
EQ/GAMCO MERGERS AND ACQUISITIONS	Class IA	Seeks to achieve capital appreciation.	• GAMCO Asset Management, Inc.	
EQ/GAMCO SMALL COMPANY VALUE	Class IA	Seeks to maximize capital appreciation.	• GAMCO Asset Management, Inc.	
EQ/HIGH YIELD BOND	Class IB	Seeks to maximize current income.	• AXA Equitable Funds Management Group, LLC • AXA Investment Managers, Inc. • Post Advisory Group, LLP	
EQ/INTERMEDIATE GOVERNMENT BOND	Class IB	Seeks to achieve a total return before expenses that approximates the total return performance of the Barclays Intermediate U.S. Government Bond Index, including reinvestment of dividends, at a risk level consistent with that of the Barclays Intermediate U.S. Government Bond Index.	• AXA Equitable Funds Management Group, LLC • SSgA Funds Management, Inc.	
EQ/INTERNATIONAL EQUITY INDEX	Class IA	Seeks to achieve a total return (before expenses) that approximates the total return performance of a composite index comprised of 40% DJ EURO STOXX 50 Index, 25% FTSE 100 Index, 25% TOPIX Index, and 10% S&P/ASX 200 Index, including reinvestment of dividends, at a risk level consistent with that of the composite index.	• AllianceBernstein L.P.	
EQ/INVESCO COMSTOCK	Class IA	Seeks to achieve capital growth and income.	• Invesco Advisers, Inc.	
EQ/LARGE CAP GROWTH INDEX	Class IA	Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 1000® Growth Index, including reinvestment of dividends at a risk level consistent with that of the Russell 1000® Growth Index.	• AllianceBernstein L.P.	
EQ/LARGE CAP VALUE INDEX	Class IA	Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 1000® Value Index, including reinvestment of dividends, at a risk level consistent with that of the Russell 1000® Value Index.	• SSgA Funds Management, Inc.	
EQ/MFS INTERNATIONAL GROWTH	Class IA	Seeks to achieve capital appreciation.	• Massachusetts Financial Services Company d/b/a MFS Investment Management	
EQ/MID CAP INDEX	Class IA	Seeks to achieve a total return before expenses that approximates the total return performance of the Standard & Poor's Mid Cap 400 Index, including reinvestment of dividends, at a risk level consistent with that of the Standard & Poor's Mid Cap 400 Index.	• SSgA Funds Management, Inc.	

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Manager (or Sub-Adviser(s), as applicable)	Volatility Management
EQ/MONEY MARKET	Class IA	Seeks to obtain a high level of current income, preserve its assets and maintain liquidity.	• The Dreyfus Corporation	
EQ/MORGAN STANLEY MID CAP GROWTH	Class IA	Seeks to achieve capital growth.	• Morgan Stanley Investment Management Inc.	
EQ/OPPENHEIMER GLOBAL	Class IA	Seeks to achieve capital appreciation.	• OppenheimerFunds, Inc.	
EQ/PIMCO GLOBAL REAL RETURN	Class IB	Seeks to achieve maximum real return, consistent with preservation of capital and prudent investment management.	• Pacific Investment Management Company LLC	
EQ/PIMCO ULTRA SHORT BOND	Class IA	Seeks to generate a return in excess of traditional money market products while maintaining an emphasis on preservation of capital and liquidity.	• Pacific Investment Management Company LLC	
EQ/SMALL COMPANY INDEX	Class IA	Seeks to replicate as closely as possible (before expenses) the total return of the Russell 2000® Index.	• AllianceBernstein L.P.	
EQ/T. ROWE PRICE GROWTH STOCK	Class IA	Seeks to achieve long-term capital appreciation and secondarily, income.	• T. Rowe Price Associates, Inc.	
MULTIMANAGER AGGRESSIVE EQUITY	Class IB	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC • ClearBridge Investments, LLC • Marsico Capital Management, LLC • Scotia Institutional Management US, Ltd. • T. Rowe Price Associates, Inc. • Westfield Capital Management Company, L.P.	
MULTIMANAGER MID CAP GROWTH	Class IB	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Franklin Advisers, Inc. • Wellington Management Company, LLP	
MULTIMANAGER MID CAP VALUE	Class IB	Seeks to achieve long-term growth of capital.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Diamond Hill Capital Management, Inc. • Knightsbridge Asset Management, LLC • Lord, Abbett & Co. LLC	

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Manager (or Sub-Adviser(s), as applicable)	Volatility Management
MULTIMANAGER TECHNOLOGY	Class IB	Seeks to achieve long-term growth of capital.	• Allianz Global Investors U.S. LLC • AXA Equitable Funds Management Group, LLC • SSgA Funds Management, Inc. • Wellington Management Company, LLP	

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) – Series II Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
INVESCO V.I. DIVERSIFIED DIVIDEND FUND	The fund's investment objective is to provide reasonable current income and long-term growth of income and capital.	• Invesco Advisers, Inc.
INVESCO V.I. EQUITY AND INCOME FUND	The fund's investment objectives are both capital appreciation and current income.	• Invesco Advisers, Inc.
INVESCO V.I. GLOBAL REAL ESTATE FUND	The fund's investment objective is total return through growth of capital and current income.	• Invesco Advisers, Inc. • Invesco Asset Management Limited
INVESCO V.I. HIGH YIELD FUND	The fund's investment objective is total return, comprised of current income and capital appreciation.	• Invesco Advisers, Inc.
INVESCO V.I. INTERNATIONAL GROWTH FUND	The fund's investment objective is long-term growth of capital.	• Invesco Advisers, Inc.
INVESCO V.I. MID CAP CORE EQUITY FUND	The fund's investment objective is long-term growth of capital.	• Invesco Advisers, Inc.
INVESCO V.I. SMALL CAP EQUITY FUND	The fund's investment objective is long-term growth of capital.	• Invesco Advisers, Inc.

AB Variable Product Series Fund, Inc. – Class B Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
AB VPS INTERNATIONAL GROWTH PORTFOLIO	The Portfolio's investment objective is long-term growth of capital.	• AllianceBernstein L.P.

American Century Variable Portfolios, Inc. – Class II Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
AMERICAN CENTURY VP MID CAP VALUE FUND	The fund seeks long-term capital growth. Income is a secondary objective.	• American Century Investment Management, Inc.

American Funds Insurance Series® – Class 4 Shares Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
BOND FUND℠	The fund's investment objective is to provide as high a level of current income as is consistent with the preservation of capital.	• Capital Research and Management Company
GLOBAL SMALL CAPITALIZATION FUND℠	The fund's investment objective is to provide you with long-term growth of capital.	• Capital Research and Management Company
NEW WORLD FUND®	The fund's investment objective is to provide long-term capital appreciation.	• Capital Research and Management Company

BlackRock Variable Series Funds, Inc. – Class III Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
BLACKROCK GLOBAL ALLOCATION V.I. FUND	To seek high total investment return.	• BlackRock Advisors, LLC

BlackRock Variable Series Funds, Inc. – Class III Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
BLACKROCK LARGE CAP GROWTH V.I. FUND	Seeks long-term capital growth.	• BlackRock Advisors, LLC

Eaton Vance Variable Trust Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
EATON VANCE VT FLOATING-RATE INCOME FUND	To provide a high level of current income.	• Eaton Vance Management

Fidelity® Variable Insurance Products (VIP) – Service Class 2 Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
FIDELITY® VIP CONTRAFUND® PORTFOLIO	Seeks long-term capital appreciation.	• Fidelity Management & Research Company (FMR)
FIDELITY® VIP MID CAP PORTFOLIO	Seeks long-term growth of capital.	• Fidelity Management & Research Company (FMR)
FIDELITY® VIP STRATEGIC INCOME PORTFOLIO	Seeks a high level of current income. The fund may also seek capital appreciation.	• Fidelity Management & Research Company (FMR)

First Trust Variable Insurance Trust Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable
FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO	Seeks to provide total return by allocating among dividend-paying stocks and investment grade bonds.	• First Trust Advisors, L.P.
FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO	Seeks to maximize current income, with a secondary objective of capital appreciation.	• First Trust Advisors L.P.

Franklin Templeton Variable Insurance Products Trust – Class 2 Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
FRANKLIN FOUNDING FUNDS ALLOCATION VIP FUND	The Fund's principal investment goal is capital appreciation. Its secondary goal is income.	• Fund Administrator: Franklin Templeton Services, LLC
FRANKLIN INCOME VIP FUND	Seeks to maximize income while maintaining prospects for capital appreciation.	• Franklin Advisers, Inc.
FRANKLIN RISING DIVIDENDS VIP FUND	Seeks long-term capital appreciation, with preservation of capital as an important consideration.	• Franklin Advisory Services, LLC
FRANKLIN STRATEGIC INCOME VIP FUND	The Fund's principal investment goal is to seek a high level of current income. Its secondary goal is capital appreciation over long term.	• Franklin Advisers, Inc.
TEMPLETON DEVELOPING MARKETS VIP FUND	Seeks long-term capital appreciation.	• Templeton Asset Management Ltd.
TEMPLETON GLOBAL BOND VIP FUND	Seeks high current income, consistent with preservation of capital. Capital appreciation is a secondary consideration.	• Franklin Advisers, Inc.

Goldman Sachs Variable Insurance Trust – Service Shares Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
GOLDMAN SACHS VIT MID CAP VALUE FUND	Seeks long-term capital appreciation.	• Goldman Sachs Asset Management, L.P.

Hartford HLS Funds – Class IC Shares Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
HARTFORD CAPITAL APPRECIATION HLS FUND	The Fund seeks growth of capital.	• Hartford Funds Management Company, LLC • Sub-adviser: Wellington Management Company LLP
HARTFORD GROWTH OPPORTUNITIES HLS FUND	The Fund seeks capital appreciation.	• Hartford Funds Management Company, LLC • Sub-adviser: Wellington Management Company LLP

Ivy Funds Variable Insurance Portfolios Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
IVY FUNDS VIP ASSET STRATEGY	To seek to provide total return.	• Waddell & Reed Investment Management Company (WRIMCO)
IVY FUNDS VIP DIVIDEND OPPORTUNITIES	To seek to provide total return.	• Waddell & Reed Investment Management Company (WRIMCO)
IVY FUNDS VIP ENERGY	To seek to provide capital growth and appreciation.	• Waddell & Reed Investment Management Company (WRIMCO)
IVY FUNDS VIP GLOBAL NATURAL RESOURCES	To seek to provide capital growth and appreciation.	• Waddell & Reed Investment Management Company (WRIMCO)
IVY FUNDS VIP HIGH INCOME	To seek to provide total return through a combination of high current income and capital appreciation.	• Waddell & Reed Investment Management Company (WRIMCO)
IVY FUNDS VIP MID CAP GROWTH	To seek to provide growth of capital.	• Waddell & Reed Investment Management Company (WRIMCO)
IVY FUNDS VIP SCIENCE AND TECHNOLOGY	To seek to provide growth of capital.	• Waddell & Reed Investment Management Company (WRIMCO)
IVY FUNDS VIP SMALL CAP GROWTH	To seek to provide growth of capital.	• Waddell & Reed Investment Management Company (WRIMCO)

Lazard Retirement Series, Inc. – Service Shares Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO	Seeks long-term capital appreciation.	• Lazard Asset Management LLC

Legg Mason Partners Variable Equity Trust – Share Class II Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO	The fund seeks capital appreciation.	• Legg Mason Partners Fund Advisor, LLC (Investment Manager) • Sub-Adviser: ClearBridge Investments, LLC
CLEARBRIDGE VARIABLE APPRECIATION PORTFOLIO	Seeks long-term capital appreciation.	• Legg Mason Partners Fund Advisor, LLC (Investment Manager) • Sub-Adviser: ClearBridge Investments, LLC
CLEARBRIDGE VARIABLE DIVIDEND STRATEGY PORTFOLIO	The fund seeks dividend income, growth of dividend income and long-term capital appreciation.	• Legg Mason Partners Fund Advisor, LLC (Investment Manager) • Sub-Adviser: ClearBridge Investments, LLC
CLEARBRIDGE VARIABLE MID CAP PORTFOLIO(*)	Seeks long-term growth of capital.	• Legg Mason Partners Fund Advisor, LLC (Investment Manager) • Sub-Adviser: ClearBridge Investments, LLC
QS LEGG MASON DYNAMIC MULTI-STRATEGY VIT PORTFOLIO	The fund seeks the highest total return (that is, a combination of income and long-term capital appreciation) over time consistent with its asset mix. The fund will seek to reduce volatility as a secondary objective.	• Legg Mason Partners Fund Advisor, LLC (Investment Manager) • Sub-Adviser: QS Legg Mason Global Asset Allocation, LLC • Sub-Adviser: Western Asset Management Company

Legg Mason Global Asset Management Variable Trust – Share Class II Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
LEGG MASON BW ABSOLUTE RETURN OPPORTUNITIES VIT PORTFOLIO	Positive returns that are independent of market cycles.	• Legg Mason Partners Fund Advisor, LLC (Investment Manager) • Sub-Adviser: Brandywine Global Investment Management, LLC

Contract features and benefits

Lord Abbett Series Fund, Inc. – Class VC Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
LORD ABBETT BOND DEBENTURE PORTFOLIO (VC)	The fund's investment objective is to seek high current income and the opportunity for capital appreciation to produce a high total return.	• Lord, Abbett & Co. LLC

MFS® Variable Insurance Trusts – Service Class Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
MFS® INTERNATIONAL VALUE PORTFOLIO	The fund's investment objective is to seek capital appreciation.	• Massachusetts Financial Services Company
MFS® INVESTORS TRUST SERIES	The fund's investment objective is to seek capital appreciation.	• Massachusetts Financial Services Company
MFS® MASSACHUSETTS INVESTORS GROWTH STOCK PORTFOLIO	The fund's investment objective is to seek capital appreciation.	• Massachusetts Financial Services Company
MFS® UTILITIES SERIES	The fund's investment objective is to seek total return.	• Massachusetts Financial Services Company

Neuberger Berman Advisers Management Trust – S Class Shares Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
NEUBERGER BERMAN ABSOLUTE RETURN MULTI-MANAGER PORTFOLIO	The fund seeks capital appreciation with an emphasis on absolute (i.e., positive) returns.	• Neuberger Berman Management LLC
NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO (formerly Neuberger Berman International Portfolio)	The fund seeks long-term growth of capital by investing primarily in common stocks of foreign companies.	• Neuberger Berman Management LLC

Northern Lights Variable Trust Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable
7TWELVE™ BALANCED PORTFOLIO(**)	The Portfolio seeks to provide superior risk-adjusted returns when compared to the bond and equity markets in general.	• 7Twelve Advisors, LLC

PIMCO Variable Insurance Trust – Advisor Class Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
PIMCO COMMODITYREALRETURN® STRATEGY PORTFOLIO	Seeks maximum real return consistent with prudent investment management.	• Pacific Investment Management Company LLC
PIMCO REAL RETURN PORTFOLIO	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.	• Pacific Investment Management Company LLC
PIMCO TOTAL RETURN PORTFOLIO	Seeks maximum total return, consistent with preservation of capital and prudent investment management.	• Pacific Investment Management Company LLC

ProFunds VP Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
PROFUND VP BIOTECHNOLOGY	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Biotechnology℠ Index.	• ProFund Advisors LLC

Putnam Variable Trust – IB Share Class Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
PUTNAM VT DIVERSIFIED INCOME FUND	Seek as high a level of current income as Putnam Investment Management, LLC believes is consistent with preservation of capital.	• Putnam Investment Management, LLC • Putnam Investments Limited, LLC

T. Rowe Price Equity Series, Inc. Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
T. ROWE PRICE HEALTH SCIENCES PORTFOLIO – II	Seeks long-term capital appreciation through investment in companies expected to benefit from changes in the health care, medicine or life sciences fields.	• T. Rowe Price Associates, Inc.

Van Eck VIP Trust – S Class Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
VAN ECK VIP GLOBAL HARD ASSETS FUND	Seeks long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.	• Van Eck Associates Corporation

(1)   This variable investment option is also available as a Protected Benefit account variable investment option should you decide to fund your Guaranteed benefits. For more information, please see "What are your investment options under the contract?" earlier in this section.

(2)   The AXA Ultra Conservative Strategy investment option is part of the asset transfer program. You may not directly allocate a contribution to or request a transfer of account value into this investment option.

(*)   This is the Portfolio's new name, effective on or about April 29, 2016. The Portfolio's current name is Clearbridge Variable Mid Cap Core.

(**)   7Twelve™ is a registered trademark belonging to Craig L. Israelsen.

You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing. In order to obtain copies of Trust prospectuses that do not accompany this Prospectus, you may call one of our customer service representatives at 1-800-789-7771.

Guaranteed interest option

The guaranteed interest option is part of our general account and pays interest at guaranteed rates. We discuss our general account under "More information" later in this Prospectus. Any amounts allocated to the guaranteed interest option will not be included in your Protected Benefit account value.

We credit interest daily to amounts in the guaranteed interest option. There are three levels of interest in effect at the same time in the guaranteed interest option:

(1) the minimum interest rate guaranteed over the life of the contract,

(2) the yearly guaranteed interest rate for the calendar year, and

(3) the current interest rate.

We set current interest rates periodically, based on our discretion and according to our procedures that we have in effect at the time. We reserve the right to change these procedures. All interest rates are effective annual rates, but before the deduction of annual administrative charges and any withdrawal charges (if applicable).

Your lifetime minimum rate is 1.00%. The data page for your contract shows the lifetime minimum rate. The minimum yearly rate will never be less than the lifetime minimum rate. The minimum yearly rate for 2015 is 1.00%. Current interest rates will never be less than the yearly guaranteed interest rate.

We assign an interest rate to each amount allocated to the guaranteed interest option. This rate is guaranteed for a specified period. Therefore, different interest rates may apply to different amounts in the guaranteed interest option.

Generally, contributions and transfers into and out of the guaranteed interest option are limited. See "Transferring your money among the investment options" later in this Prospectus for restrictions on transfers from the guaranteed interest option.

Account for special dollar cost averaging. (Series B and L contracts only) The account for special dollar cost averaging is part of our general account. We pay interest at guaranteed rates in this account for specified time periods. We will credit interest to the amounts that you have in the account for special dollar cost averaging every day. We set the interest rates periodically, based on our discretion and according to the procedures that we have. We reserve the right to change these procedures.

We guarantee to pay our current interest rate that is in effect on the date that your contribution is allocated to this account. Your guaranteed interest rate for the time period you select will be shown in your contract for an initial contribution. The rate will never be less than the lifetime minimum rate for the guaranteed interest option. See "Dollar cost averaging" later in this section for rules and restrictions that apply to the account for special dollar cost averaging.

Allocating your contributions

You may allocate your contributions to the Investment account variable investment options, the guaranteed interest option or an available Special DCA program. If you are eligible to have one or more Guaranteed benefits and you wish to fund them, you may allocate contributions to the Protected Benefit account variable investment options or a Special DCA program. Also, we limit the number of variable investment options which you may select. In addition, we may at any time exercise our right to limit or terminate transfers into any of the variable investment options.

Only amounts you allocate to the Protected Benefit account variable investment options and amounts in a Special DCA program designated for future transfers to the Protected Benefit account variable investment options will fund your Guaranteed benefits. These amounts will be used to calculate your Guaranteed benefit bases and will become part of your Protected Benefit account value.

For example:

You purchase a Series B contract with an initial contribution of $100,000 and have the GMIB and the Highest Anniversary Value death benefit. You allocate $60,000 to the Protected Benefit account variable investment options and $40,000 to the Investment account variable investment options. The $60,000 will be included in your Protected Benefit account value and will be used to calculate your GMIB and Highest Anniversary Value benefit bases. $40,000 will be included in your Investment account value.

Allocations must be whole percentages and you may change your allocations at any time. No more than 25% of any contribution to the contract may be allocated to the guaranteed interest option. The total of your allocations into all available investment options must equal 100%. We reserve the right to discontinue, and/or place additional limitations on, contributions and transfers to any of the variable investment options, including the Protected Benefit account variable investment options. We also reserve the right to discontinue acceptance of contributions into the contract. Please see "How you can purchase and contribute to your contract" and the table in Appendix IX for additional information regarding certain limitations on contributions that may apply to your contract.

It is important to note that the contract is between you and AXA Equitable. The contract is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to make investment allocations and other decisions under the contract. (Your investment allocations may be subject to the ATP if you have the GMIB, as described in "Asset transfer program ("ATP")" later in this Prospectus.) If your financial professional is with AXA Advisors, he or she is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than AXA Advisors, you should speak with him or her regarding any different arrangements that may apply.

We may offer an optional rebalancing program for amounts allocated to your Investment account variable investment options and the guaranteed interest option. For more information, see "Rebalancing among your Investment account variable investment options and guaranteed interest option" in "Transferring your money among investment options" later in this Prospectus.

We do not offer an optional rebalancing program for amounts allocated to your Protected Benefit account variable investment options. You can rebalance your Protected Benefit account value by submitting

a one-time request to rebalance. See "Rebalancing among your Protected Benefit account variable investment options" in "Transferring your money among investment options" later in this Prospectus.

For contracts with the GMIB, you cannot make a contribution or transfer into the AXA Ultra Conservative Strategy investment option. On a limited basis, you can initiate a complete transfer out of the AXA Ultra Conservative Strategy investment option up to your contract date anniversary following age 85, subject to certain restrictions. We refer to this as the ATP exit option. Please see ''Asset transfer program (''ATP'')'' later in this section. Transfers into or out of the AXA Ultra Conservative Strategy investment option do not require new allocation instructions.

Allocation instruction changes. You may change your instructions for allocations of future contributions.

Transfers. Once you allocate amounts to the Protected Benefit account variable investment options, such amounts may be transferred among the Protected Benefit account variable investment options, but may not be transferred to the Investment account variable investment options or the guaranteed interest option. In addition, we may at any time exercise our right to limit or terminate transfers into any of the variable investment options. See "Transferring your account value" in "Transferring your money among investment options."

Dollar cost averaging

We offer a variety of dollar cost averaging programs. Not all of the programs described here are available with each Retirement Cornerstone® Series contract. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term.

All amounts in a dollar cost averaging program will be transferred at the completion of the time period you select. Currently, our Special DCA programs time periods do not extend beyond 12 months. These plans of investing do not guarantee that you will earn a profit or be protected against losses.

Units measure your value in each variable investment option.

We offer the following dollar cost averaging programs in the Retirement Cornerstone® Series contracts:

- Special dollar cost averaging;
- Special money market dollar cost averaging;
- General dollar cost averaging;
- Investment simplifier.

The only dollar cost averaging programs that are available to fund your Guaranteed benefits are special dollar cost averaging and special money market dollar cost averaging (together, the "Special DCA programs"). Depending on the Retirement Cornerstone® Series contract you own, you will have one of the Special DCA programs available to you, but not both. The Special DCA programs allow you to gradually fund your Protected Benefit account value through systematic transfers to the Protected Benefit account variable investment options. Amounts allocated to a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options are included in the benefit bases for your Guaranteed benefits. Also, you may make systematic transfers to the Investment account variable investment options and the guaranteed interest option. Amounts in the account for special money market dollar cost averaging are immediately invested in the EQ/Money Market variable investment option. Only new contributions may be allocated to a Special DCA program. For information on how a Special DCA program may affect certain Guaranteed benefits, see "Guaranteed minimum income benefit" and "Guaranteed minimum death benefits" later in this section.

General dollar cost averaging and Investment simplifier, on the other hand, can only be used for systematic transfers to your Investment account variable investment options. Our Investment simplifier program is available for scheduled transfers from the guaranteed interest option to the Investment account variable investment options. Our General dollar cost averaging program is available for scheduled transfers from the EQ/Money Market variable investment option to the Investment account variable investment options. Below, we provide detail regarding each of the programs.

Generally, you may not elect both a dollar cost averaging program and a rebalancing option. The only exception is if you elect our Investment simplifier program with Option I under our rebalancing programs, which does not rebalance amounts in the guaranteed interest option. For more information on our rebalancing programs, see "Rebalancing among your Investment account variable investment options and guaranteed interest option" in "Transferring your money among investment options."

We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging programs. We may, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect. Not all dollar cost averaging programs are available in all states. For a state-by-state description of all material variations of this contract, including information on the availability of our dollar cost averaging programs in your state, see Appendix V later in this Prospectus.

Our Special DCA programs. We currently offer the "Special dollar cost averaging program" under the Series B and Series L contracts and the "Special money market dollar cost averaging program" under the Series CP® contracts.

Special dollar cost averaging

Under the special dollar cost averaging program, you may dollar cost average from the account for special dollar cost averaging, which is part of the general account. We credit daily interest, which will never be less than 1% or the guaranteed lifetime minimum rate for the guaranteed interest option, whichever is greater, to amounts allocated to this account. Currently, the guaranteed lifetime minimum rate is 1.00%. We guarantee to pay the current interest rate that is in effect on the date that your contribution is allocated to this account. That interest rate will apply to that contribution as long as it remains in the account for special dollar cost averaging. The guaranteed

interest rate for the time period that you select will be shown in your contract for your initial contribution. We set the interest rates periodically, based on our discretion and according to procedures that we have. We reserve the right to change these procedures.

We will transfer amounts from the account for special dollar cost averaging into the investment options you designate over an available time period that you select. If the special dollar cost averaging program is selected at the time of the application to purchase the contract, a 60 day rate lock will apply from the date of application. Any contribution(s) received during this 60 day period will be credited with the interest rate offered on the date of application for the duration of the special dollar cost averaging time period. Any contribution(s) received after the 60 day rate lock period has ended will be credited with the then current interest rate for the duration of the time period selected. Once the time period you selected has ended, you may select another time period for future contributions. At that time, you may also select a different allocation for transfers to the investment options, or, if you wish, we will continue to use the allocation that you previously made.

Special money market dollar cost averaging

Under the special money market dollar cost averaging program, you may dollar cost average from the account for special money market dollar cost averaging, which is part of the EQ/Money Market variable investment option. We will transfer amounts from the account for special money market dollar cost averaging into the Protected Benefit account variable investment options, the Investment account variable investment options and the guaranteed interest option over an available time period that you select. One of the primary benefits of the special money market dollar cost averaging program is that amounts in the program designated for the Protected Benefit account variable investment options count toward your Guaranteed benefits on the business day you establish the program.

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Under both Special DCA programs, the following applies:

- Initial contributions to a Special DCA program must be at least $2,000; subsequent contributions to an existing Special DCA program must be at least $250;

- Subsequent contributions to an existing program do not extend the time period of the program;

- Contributions into a Special DCA program must be new contributions; you may not make transfers from amounts allocated to other investment options to initiate a Special DCA program;

- We offer time periods of 3, 6 or 12 months. We may also offer other time periods. You may only have one time period in effect at any time and once you select a time period, you may not change it;

- You can enroll in a Special DCA program on your contract application or at any time after your contract has been issued. A program will become effective on the date we receive your first contribution directing us to allocate funds to the account for special dollar cost averaging or special money market dollar cost averaging as applicable. The date we receive your initial contribution will also be the date of the first transfer to the other variable investment options in accordance with your allocation

instructions for the program. Each subsequent transfer date for the time period selected will be one month from the date of the previous transfer. If a transfer date falls on a non-business day, the transfer will be made on the next business day. We will transfer all amounts by the end of the chosen time period for your program.

For example, assume you enroll in a 3-month Special DCA program. On the date we receive your initial contribution (say, $60,000) to the program, your program becomes effective and the first transfer of $20,000 is made immediately in accordance with your program's allocation instructions. The second transfer of $20,000 will be made one month after your first contribution and the third and final transfer of $20,000 will be made two months after your first contribution;

- The only transfers that will be made from your program are your regularly scheduled transfers to the variable investment options. If you request to transfer any other amounts from your program, we will transfer all of the value that you have remaining in the account to the investment options according to the allocation percentages for the Special DCA program that we have on file for you, and your program will terminate;

- Contributions to a Special DCA program may be designated for the Protected Benefit account variable investment options, the Investment account variable investment options and/or the guaranteed interest option, subject to the following:

  — If you want to take advantage of one of our Special DCA programs, 100% of your contribution must be allocated to either the account for special dollar cost averaging or the account for special money market dollar cost averaging. In other words, your contribution cannot be split between the Special DCA program and any other investment options available under the contract.

  — Up to 25% of your Special DCA program may be designated for the guaranteed interest option, even if such a transfer would result in more than 25% of your Total account value being allocated to the guaranteed interest option. See "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus;

- Your instructions for the program must match your allocation instructions on file on the day the program is established. If you change your allocation instructions on file while the Special DCA program is in effect, the ratio of amounts allocated to the Protected Benefit account to amounts allocated to the Investment account will not change. However, amounts will be allocated within each account according to your new instructions;

- Your Guaranteed benefit base(s) will be increased to reflect any contribution to the Special DCA program that you have instructed us to transfer to the Protected Benefit account variable investment options. The Annual Roll-up rate (or Deferral Roll-up rate, if applicable) in effect on your contract will apply immediately to any contribution that is designated to be transferred to the Protected Benefit account variable investment options. For Series CP® contracts, the Annual Roll-up rate (or Deferral Roll-up rate, if applicable) in effect will not be applied to credits associated with contributions allocated to the Special DCA program that are designated to be transferred to the Protected Benefit account variable investment options;

- **If we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions and transfers into the Protected Benefit account variable investment options, and your Special DCA program has transfers scheduled to the Protected Benefit account variable investment options, the program will continue for its duration. However, subsequent contributions to any Protected Benefit account variable investment options under a Special DCA program will not be permitted;**

- Except for withdrawals made under our Automatic RMD withdrawal service or our other automated withdrawal programs (systematic withdrawals and substantially equal withdrawals), or for the assessment of contract charges, any unscheduled partial withdrawal from your Special DCA program will terminate your Special DCA program. Any amounts remaining in the account after the program terminates will be transferred to the destination investment options according to your Special DCA program allocation instructions. Any withdrawal which results in a reduction in the Special DCA program amount previously included in your Guaranteed benefit bases will reduce the Guaranteed benefit bases as described later in this Prospectus. See "How withdrawals affect your Guaranteed benefits" later in this section;

- For contracts with the GMIB, ATP transfers are not taken out of amounts allocated to a Special DCA program. Please see ''Asset transfer program (''ATP'')'' later in this section;

- Generally, you may not elect both a dollar cost averaging program and a rebalancing option. The only exception is if you elect our Investment simplifier program with Option I under our rebalancing programs, which does not rebalance amounts in the guaranteed interest option. See "Rebalancing among your Investment account variable investment options and guaranteed interest option" in "Transferring your money among investment options" later in this Prospectus to learn more about rebalancing;

- All of the dollar cost averaging programs available under your Retirement Cornerstone® Series contracts can be selected if you enrolled in our Systematic transfer program. However, no amounts will be transferred out of a Special DCA program as part of the Systematic transfer program;

- A Special DCA program may not be in effect at the same time as a general dollar cost averaging program;

- The only dollar cost averaging program available to fund your Guaranteed benefits is a Special DCA program;

- You may cancel your participation at any time. If you terminate your Special DCA program, we will allocate any remaining amounts in your Special DCA program pursuant to your program allocations on file;

- If you are dollar cost averaging into the Protected Benefit account variable investment options when you decide to drop all Guaranteed benefits ("post-funding drop"), we will default future transfers designated for the Protected Benefit account variable investment options to the corresponding Investment account variable investment options that invest in the same underlying Portfolios. Also, you can cancel your Special DCA program and accelerate all transfers to the corresponding

Investment account variable investment options. See "Dropping or changing your Guaranteed benefits" later in this section and Appendix I for more information; and

- We may offer these programs in the future with transfers on a different basis. Your financial professional can provide information in the time periods and interest rates currently available in your state, or you may contact our processing office.

General dollar cost averaging program

If your value in the EQ/Money Market variable investment option is at least $5,000, you may choose, at any time, to have a specified dollar amount or percentage of your value transferred from that option to any of the Investment account variable investment options. For a state-by-state description of all material variations of this contract, including information on the availability of our general dollar cost averaging program, see Appendix V later in this Prospectus.

You can select to have transfers made on a monthly, quarterly or annual basis. The transfer date will be the same calendar day of the month as the contract date, but not later than the 28th day of the month. You can also specify the number of transfers or instruct us to continue making the transfers until all amounts in the EQ/Money Market variable investment option have been transferred out. The minimum amount that we will transfer each time is $250. The instructions for the program may differ from your allocation instructions on file.

If, on any transfer date, your value in the EQ/Money Market variable investment option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The general dollar cost averaging program will then end. You may change the transfer amount once each contract year or cancel this program at any time.

You may not participate in our optional rebalancing programs if you elect the general dollar cost averaging program.

Investment simplifier

Fixed-dollar option. Under this option, you may elect to have a fixed-dollar amount transferred out of the guaranteed interest option and into the Investment account variable investment options of your choice. Transfers may be made on a monthly, quarterly or annual basis. You can specify the number of transfers or instruct us to continue to make transfers until all available amounts in the guaranteed interest option have been transferred out.

In order to elect the fixed-dollar option, you must have a minimum of $5,000 in the guaranteed interest option on the date we receive your election form at our processing office. The transfer date will be the same calendar day of the month as the contract date but not later than the 28th day of the month. The minimum transfer amount is $50. Also, this option is subject to the guaranteed interest option transfer limitations described under "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus. While the program is running, any transfer that exceeds those limitations will cause the program to end for that contract year. You will be notified if this occurs. You must send in a request form to resume the program in the next or subsequent contract years.

If, on any transfer date, your value in the guaranteed interest option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred, provided the transfer

complies with the same guaranteed interest option transfer limitations referenced above. If the transfer does not comply with the transfer limitations, the transfer will not be made and the program will end. You may change the transfer amount once each contract year or cancel this program at any time.

Interest sweep option. Under this option, you may elect to have monthly transfers from amounts in the guaranteed interest option into the Investment account variable investment options of your choice. The transfer date will be the last business day of the month. The amount we will transfer will be the interest credited to amounts you have in the guaranteed interest option from the last business day of the prior month to the last business day of the current month. You must have at least $7,500 in the guaranteed interest option on the date we receive your election. If the amount in the guaranteed interest option falls below $7,500 at the beginning of the month, no transfer will be made that month. We will automatically cancel the interest sweep program if the amount in the guaranteed interest option is less than $7,500 on the last day of the month for two months in a row. For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office. Transfers under the Interest sweep option are subject to the guaranteed interest option transfer limitations described under "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus.

Credits and Earnings bonus (for Series CP® contracts)

Under certain circumstances credits and the Earnings bonus will be allocated to your Total account value. We do not include these amounts in calculating any of your Guaranteed benefit bases under the contract, except to the extent that any credits and the Earnings bonus are part of the Protected Benefit account value, which is used to calculate the Highest Anniversary Value benefit base or a benefit base reset in connection with the GMIB benefit base or the Roll-up to age 85 benefit base (used to calculate the "Greater of" death benefit). Credits and Earnings bonus are included in the assessment of any charge that is based on your Total account value. Credits and Earnings bonus are also not considered to be part of your investment in the contract for tax purposes. For more information on how credits and the Earnings bonus affect your benefit bases, see "Series CP®, and your Guaranteed benefit bases" later in this section.

We use a portion of the operations charge and withdrawal charge to help recover our cost of providing the credit and Earnings bonus. We expect to make a profit from these charges. See "Charges and expenses" later in this Prospectus. The charge associated with the credit may, over time, exceed the sum of the credit and any related earnings. While we cannot state with any certainty when this will happen, we believe that it is likely that if you hold your Series CP® contract for more than 10 years, you may be better off in a contract without a credit, and with a lower operations charge. Your actual results will depend on the investment returns on your contract. Therefore, if you plan to hold the contract for an extended period of time, you may wish to consider purchasing a contract that does not include a credit. You should consider this possibility before purchasing the contract.

For a state-by-state description of all material variations of the contracts, including information on the recovery of credits, see Appendix V later in this Prospectus.

Credits on contributions. A credit will be allocated to your Total account value at the same time that we allocate your contribution. Credits are allocated to the same investment options based on the same percentages used to allocate your contributions. The amount of the credit will be 3% of each contribution. This credit percentage will be credited to your initial contribution and each eligible subsequent contribution. **The credit will apply to subsequent contributions only to the extent that the sum of that contribution and prior contributions to which no credit was applied exceeds the total withdrawals made from the contract since the issue date. The credit will not be applied in connection with a partial conversion of a traditional IRA contract to a Roth IRA contract.**

For example, assume you make an initial contribution of $100,000 to your contract with the entire amount allocated to the Investment account. Your Investment account is credited with $3,000 (3% x $100,000). After that, you decide to withdraw $7,000 from your contract. Later, you make a subsequent contribution of $3,000 to the Investment account. You receive no credit on your $3,000 contribution since it does not exceed your total withdrawals ($7,000). Further assume that you make another subsequent contribution of $10,000 to the Investment account. At that time, your Investment account will be credited with $180 [3% x (10,000 + 3,000 − 7,000)].

Credit recovery. We do not recover amounts associated with the Earnings bonus. We will recover all or a portion of the credits on contributions in the following situations:

- If you exercise your right to cancel the contract, we will recover the entire credit made to your contract (see "Your right to cancel within a certain number of days" later in this Prospectus). Also, you will not be reimbursed for any charges deducted before cancellation, except in states where we are required to return the amount of your contributions. In states where we are required to return your Total account value, the amount we return to you upon cancellation will reflect any investment gain or loss in the variable investment options (less the daily charges we deduct) associated with your contributions and the full amount of the credit. See "Charges and expenses" later in this Prospectus for more information.

- If you start receiving annuity payments within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years.

- If the owner (or older joint owner, if applicable) dies during the one-year period following our receipt of a contribution to which a credit was applied, we will recover the amount of such credit.

For example:

You make an initial contribution of $100,000 to your contract and your Total account value is credited with $3,000 (3% x $100,000). If you (i) exercise your right to cancel the contract, (ii) start receiving annuity payments within three years of making the contribution, or (iii) die during the one-year period following the receipt of the contribution, we will recapture the entire credit and reduce your Total account value by $3,000.

When we recover any portion of a credit, we take the dollar amount of the credit from your investment options on a pro rata basis (including any amounts in the AXA Ultra Conservative Strategy

investment option) and the guaranteed interest option. We do not include credits in the calculation of any withdrawal charge.

Earnings bonus. An amount equal to 5% of your annual investment gains, called an Earnings bonus, will be added to your Total account value on each contract date anniversary that your Total account value is greater than your account value peak. At contract issue, your account value peak equals your initial contribution plus any eligible credit on your contribution. Your account value peak is increased by subsequent contributions, including any corresponding credits on those contributions. Your account value peak is *not* decreased by withdrawals. On each contract date anniversary, we will determine if you have investment gains by comparing your Total account value to your account value peak. If your account value peak is greater than your Total account value, you have no investment gains available for the Earnings bonus. If your Total account value is greater than your account value peak, your gains will equal your Total account value minus your current account value peak and we will increase your Total account value by an amount equal to 5% of your gains. The increase to your Total account value will occur after any applicable optional benefit base ratchet or reset. Your new account value peak will then equal your increased Total account value.

The Earnings bonus will be allocated to your Investment account value and your Protected Benefit account value in proportion to your investment in those accounts as of that contract date anniversary. Furthermore, the Earnings bonus will be allocated within each account according to your allocation instructions on file. If you do not have allocation instructions on file, the Earnings bonus will be allocated among your investment options in proportion to your investments on that date.

For example, assume you make an initial contribution of $100,000 to your contract. Your Total account value increases by a $3,000 credit on contributions (3% x $100,000). Your account value peak is $103,000. Later, you make a subsequent contribution of $100,000. Your Total account value increases by an additional $3,000 credit on contributions (3% x $100,000). Your subsequent contribution increases your account value peak to $206,000 ($103,000 + $103,000). Assume you make no further contributions and on your next contract date anniversary your Total account value is $240,000. Your Total account value ($240,000) is greater than your account value peak ($206,000) and your gain is $34,000 ($240,000 - $206,000). Your Earnings bonus on your investment gain is $1,700 (5% x $34,000). Your new Total account value is increased to $241,700, which is also your new account value peak.

Annuity purchase factors

Annuity purchase factors are the factors applied to determine your periodic payments under the GMIB and annuity payout options. The GMIB is discussed under ''Guaranteed minimum income benefit ("GMIB")'' below and annuity payout options are discussed under ''Your annuity payout options'' in ''Accessing your money'' later in this Prospectus. Annuity purchase factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit, and the owner's (and any joint owner's) age and sex in certain instances. We may provide more favorable current annuity purchase factors for the annuity payout options.

Guaranteed minimum income benefit

This section describes the Guaranteed minimum income benefit, or "GMIB". The GMIB guarantees, subject to certain restrictions, annual lifetime payments ("Lifetime GMIB payments") that are calculated by applying your GMIB benefit base, less any applicable withdrawal charge remaining, to guaranteed annuity purchase factors. You choose whether you want the option to be paid on a single or joint life basis at the time the GMIB is exercised.

Lifetime GMIB payments will begin at the earliest of:

(i)   the next contract year following the date your Protected Benefit account value falls to zero (provided the no lapse guarantee is in effect);

(ii)   the contract date anniversary following your 95th birthday; or

(iii)   your election to exercise the GMIB.

We reserve the right to change the annuity option or make other forms of payout options available at any time. For a description of payout options, see "Your annuity payout options" in "Accessing your money" later in this Prospectus.

When you exercise the GMIB, the annual lifetime income that you will receive will be the greater of (i) your GMIB which is calculated by applying your GMIB benefit base, less any applicable withdrawal charge remaining (if exercised prior to age 95), to GMIB guaranteed annuity purchase factors, or (ii) the income provided by applying your Protected Benefit account value to our then current annuity purchase factors or base contract guaranteed annuity purchase factors. The GMIB benefit base is applied only to the guaranteed annuity purchase factors under the GMIB in your contract and not to any other guaranteed or current annuity purchase rates. Your Total account value is never applied to the guaranteed annuity purchase factors under GMIB. The amount of income you actually receive will be determined when we receive your request to exercise the benefit.

If there is no Investment account value remaining when you elect to receive annual lifetime income, your contract (including its death benefit and any account or cash values) will terminate and you will receive a new contract for the annuity payout option. For a discussion of when your payments will begin and end, see "Exercise of Guaranteed minimum income benefit" below.

Before you elect the GMIB, you should consider the fact that it provides a form of insurance and is based on conservative actuarial factors. Therefore, even if your Protected Benefit account value is less than your benefit base, you may generate more income by applying your Protected Benefit account value to current annuity purchase factors. We will make this comparison for you upon request.

Surrendering your contract will terminate your GMIB. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.

The GMIB also allows you to take certain withdrawals (your "Annual withdrawal amount") prior to the beginning of your Lifetime GMIB payments without reducing your GMIB benefit base. Your Annual withdrawal amount for the next contract year is calculated each contract date anniversary by applying a percentage ("the Annual Roll-up rate") to your GMIB benefit base. Lifetime GMIB payments and your Annual withdrawal amount are described later in this section. With respect to your GMIB, it is important to note the following:

• Once a withdrawal is taken from your Protected Benefit account, you cannot make additional contributions to your Protected

Benefit account, either directly or through a Special DCA program. You can, however, continue to make transfers from your Investment account to the Protected Benefit account variable investment options until such time you make a subsequent contribution to your Investment account at which point transfers into the Protected Benefit account will no longer be available. Scheduled transfers from an existing Special DCA program will continue, even after such subsequent contribution is made to the Investment account.

- Withdrawals in excess of your Annual withdrawal amount (an "Excess withdrawal") can greatly reduce the value of your GMIB. An Excess withdrawal that reduces your Protected Benefit account value to zero will cause your GMIB to terminate.

In order to fund your Guaranteed minimum income benefit, you must make contributions or transfers to the Protected Benefit account.

The GMIB can be elected by owners age 20 – 80 (ages 20 – 70 for Series CP®) and with all contract types except Inherited IRA. If the contract is jointly owned, eligibility for the GMIB will be based on the older owner's age. The GMIB cannot be added to your contract at a later date, if you do not elect this benefit at issue.

You can drop your GMIB at any time prior to funding your Protected Benefit account. If you fund your Protected Benefit account at issue, you can drop your GMIB provided that all contributions to the contract are no longer subject to withdrawal charges. If you fund your Protected Benefit account after issue, you cannot drop the GMIB until the later of (i) the contract date anniversary following the date the Protected Benefit account is funded, and (ii) the expiration of all withdrawal charges. It is important to note that if you decide to drop your GMIB, either before or after funding your Protected Benefit account, your Guaranteed minimum death benefit may be affected. Please see "Dropping or changing your Guaranteed benefits" later in this section and Appendix I for more information.

When you purchase a contract with the GMIB, you can combine it with one of our Guaranteed minimum death benefits: (i) the Return of Principal death benefit, (ii) the Highest Anniversary Value death benefit, or (iii) the "Greater of" death benefit. The GMIB cannot be combined with the "Greater of" death benefit if you are age 66 or older at the time your contract is issued. The GMIB cannot be combined with the RMD Wealth Guard death benefit.

There is an additional charge for the GMIB which is described under "Guaranteed minimum income benefit charge" in "Charges and expenses" later in this Prospectus.

If you have the GMIB and change ownership of the contract, this benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information," later in this Prospectus.

The Guaranteed minimum income benefit should be regarded as a safety net only.

GMIB benefit base

Your GMIB has a benefit base. We apply a Roll-up rate to your GMIB benefit base. When you purchase your contract, you may elect either the GMIB Two-Year Lock or the GMIB Multi-Year Lock. Once you choose a Lock-in Rate option, it cannot be changed. See "GMIB benefit base" and "New business rates" later in this Prospectus for more information.

Your GMIB benefit base is not an account value or cash value. The GMIB benefit base is used to calculate your Lifetime GMIB payments, your Annual withdrawal amount and the charge for the benefit. Your GMIB benefit base is equal to:

- Your initial contribution and any subsequent contributions to the Protected Benefit account variable investment options, either directly or through a Special DCA program; plus

- Any amounts in a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options; plus

- Any transfers to the Protected Benefit account variable investment options; less

- A deduction that reflects any "Excess withdrawal" amounts (plus any applicable withdrawal charges); less

- A deduction that reflects (a) in the contract year of first funding, the dollar amount of any RMD from the Protected Benefit account taken through our RMD program and (b) in the subsequent contract years, the dollar amount of any RMD from the Protected Benefit account in excess of the Annual withdrawal amount taken through our RMD program; plus

- "Deferral Roll-up amount" OR any "Annual Roll-up amount", minus a deduction that reflects any withdrawals up to the Annual withdrawal amount. A withdrawal from your Protected Benefit account in the first contract year in which the Protected Benefit account is funded is an Excess withdrawal. Any such withdrawal will reduce (i) your Roll-up to age 85 benefit base on a pro rata basis and (ii) your Annual Roll-up amount on a dollar-for-dollar basis, but not less than zero. (Withdrawal charges do not apply to amounts withdrawn up to the Annual withdrawal amount.)

Either the Deferral Roll-up amount or the Annual Roll-up amount is credited to the benefit bases of your Guaranteed benefits on each contract date anniversary. These amounts are calculated by taking into account your GMIB benefit base from the preceding contract date anniversary, the applicable Roll-up rate under your contract, contributions and transfers to the Protected Benefit account during the contract year and for the Annual Roll-up amount, any withdrawals up to the Annual withdrawal amount during the contract year. A withdrawal from your Protected Benefit account in the first contract year in which the Protected Benefit account is funded is an Excess withdrawal. Any such withdrawal will reduce (i) your Roll-up to age 85 benefit base on a pro rata basis and (ii) your Annual Roll-up amount on a dollar-for-dollar basis, but not less than zero. However, a RMD withdrawal from our RMD program will not reduce your Annual Roll-up amount in the year you first fund your Protected Benefit account. The calculation of both the Deferral Roll-up amount and the Annual Roll-up amount are discussed later in this section.

Beginning in the contract year that follows the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your GMIB benefit base. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the GMIB benefit base at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your GMIB benefit base

until the end of the contract year. **The portion of any withdrawal in excess of your Annual withdrawal amount will reduce your GMIB benefit base on a pro rata basis. See "Annual withdrawal amount" later in this section.**

Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your GMIB benefit base will automatically "reset" to equal the Protected Benefit account value, if higher, on every contract date anniversary from your contract date, up to the contract date anniversary following your 95th birthday or contract maturity, if earlier. See "Annual reset options" later in this section.

Only amounts you allocate to the Protected Benefit account variable investment options and amounts in a Special DCA program designated for the Protected Benefit account variable investment options will fund your GMIB. These amounts will be included in your GMIB benefit base and will become part of your Protected Benefit account value. See "Allocating your contributions" earlier in this section for more information.

For example:

You purchase a Retirement Cornerstone® — Series B contract with an initial contribution of $100,000 and allocate $60,000 to the Protected Benefit account variable investment options and $40,000 to the Investment account variable investment options. Your initial GMIB benefit base will be $60,000.

You can fund your GMIB benefit by allocating money to the Protected Benefit account variable investment options (either directly or through a special DCA program) immediately or at some later date. Allocations to the Protected Benefit account variable investment options also fund your Guaranteed minimum death benefit.

Your "Deferral Roll-up amount" and "Annual Roll-up amount" are described below. Your GMIB benefit base stops "rolling up" on the contract date anniversary following the owner's (or older joint owner's, if applicable) 95th birthday. If the annuitant is older than the owner, the contract maturity date (the point at which Lifetime GMIB payments must begin and Roll-ups will end) will precede the owner's 95th birthday.

For contracts with non-natural owners, the GMIB benefit base will be based on the annuitant's (or older joint annuitant's) age.

The amount of the deduction for an "Excess withdrawal" and the deduction for the Annual withdrawal amount are described under "How withdrawals affect your Guaranteed benefits" later in this section. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in this Prospectus.

For Series CP® contracts only, any credit amounts attributable to your contributions or Earnings bonus are not included in your GMIB benefit base. This includes credit or Earnings bonus amounts transferred from your Investment account. Credit and Earnings bonus amounts allocated to your Investment account are always considered transferred first. Amounts transferred in excess of credit or Earnings bonus amounts, which may include earnings on these amounts, will increase your GMIB benefit base. All transfers, however, will increase your Protected Benefit account value by the total amount of the transfer.

For example, you make an initial contribution of $100,000 and allocate the entire $100,000 to the Investment account variable

investment options. Your Investment account is credited with $3,000 (3% x $100,000). Assume you later transfer $4,000 to the Protected Benefit account variable investment options, which represents the credit amount plus earnings, some of which are attributable to the credit amount. Your GMIB benefit base would equal $1,000 ($4,000 – $3,000). However, your Protected Benefit account value would still increase by the transfer, which in this example is $4,000. For more information, see "Series CP® contracts and your Guaranteed benefit bases" below.

As discussed earlier in this section, your GMIB benefit base is not an account value or cash value. As a result, the GMIB benefit base cannot be split or divided in any proportion in connection with a divorce. See "How divorce may affect your Guaranteed benefits" in "More information."

Please see Appendix III later in this Prospectus for an example of how the GMIB benefit base is calculated.

You do not have an Annual withdrawal amount in the first contract year in which you fund your Protected Benefit account. A withdrawal from your Protected Benefit account in the first contract year in which you fund the Protected Benefit account will reduce your GMIB benefit base on a pro rata basis. Beginning with the contract year that follows the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GMIB benefit base. The portion of a withdrawal in excess of your Annual withdrawal amount will reduce your GMIB benefit base on a pro rata basis. See "Annual withdrawal amount" later in this section.

For a description of how the ATP exit option will impact your GMIB benefit base, see "ATP exit option" later in this section.

GMIB benefit base reset

Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your GMIB benefit base will automatically "reset" to equal the Protected Benefit account value, if higher, on every contract date anniversary from the date you first fund your Protected Benefit account, up to the contract date anniversary following your 95th birthday or contract maturity, if earlier. You must notify us in writing that you want to opt out of any automatic reset program. You can send us a written request to opt back in to an automatic reset program at a later date. We reserve the right to change or discontinue our reset programs at any time.

For Series CP® contracts, on your contract date anniversary any credit or Earnings bonus amounts that are part of your Protected Benefit account value are included in the calculation of your GMIB benefit base reset. If you are eligible for an Earnings bonus on your contract date anniversary, the amount of the Earnings bonus will be credited to your Total account value after any reset is calculated. If a reset occurs, your Guaranteed benefit base(s) will not be increased by amounts associated with the Earnings bonus on that contract date anniversary.

If a reset is not applicable on your contract date anniversary, the GMIB benefit base will not be eligible to be reset again until the next contract date anniversary. For jointly-owned contracts, eligibility to reset the GMIB benefit base is based on the age of the older owner. For non-naturally owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

Annual reset options. We will send you a notice in each year that the GMIB benefit base is eligible to be reset. If you are not enrolled in either the automatic annual reset program or the automatic customized reset program you will have 30 days from your contract date anniversary to request a reset. At any time, you may choose one of the three available reset methods: one-time reset option, automatic annual reset program or automatic customized reset program. **If, at the time of application, you do not decline the automatic annual reset program or elect a different annual reset option, you will be enrolled in the automatic annual reset program.**

one-time reset option — *resets your* GMIB *benefit base on a single contract date anniversary.*
automatic annual reset program — *automatically resets your* GMIB *benefit base on each contract date anniversary you are eligible for a reset.*
automatic customized reset program — *automatically resets your* GMIB *benefit base on each contract date anniversary, if eligible, for the period you designate.*

One-time reset requests will be processed as follows:

(i) if your request is received within 30 days following your contract date anniversary, your GMIB benefit base will be reset, if eligible, as of that contract date anniversary. If your GMIB benefit base was not eligible for a reset on that contract date anniversary, your one-time reset request will be terminated;

(ii) if your request is received outside the 30 day period following your contract date anniversary, your GMIB benefit base will be reset, if eligible, on the next contract date anniversary. If your GMIB benefit base is not eligible for a reset, your one-time reset request will be terminated.

Once your one-time reset request is terminated, you must submit a new request in order to reset your benefit base.

If you wish to cancel your elected reset program, your request must be received by our processing office at least one business day prior to your contract date anniversary to terminate your reset program for such contract date anniversary. Cancellation requests received after this window will be applied the following year. A reset cannot be cancelled after it has occurred. For more information, see ''How to reach us'' earlier in this Prospectus.

Effect of GMIB Benefit Base Resets. **It is important to note that once you have reset your GMIB benefit base, a new waiting period to exercise the GMIB will apply from the date of the reset. Your new exercise date will be the tenth contract date anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset, but in no event will it be later than the contract date anniversary following age 95.** See ''Exercise rules'' and ''How withdrawals affect your Guaranteed benefits'' below for more information. Please note that in most cases, resetting your GMIB benefit base will lengthen the exercise waiting period. Also, even when there is no additional charge when you reset your Roll-up benefit base, the total dollar amount charged on future contract date anniversaries may increase as a result of the reset since the charges may be applied to a higher benefit base than would have been otherwise applied. See ''Charges and expenses'' later in this Prospectus.

Owners of traditional IRA or QP contracts should consider the effect of the waiting period on the requirement to take lifetime required minimum distributions before resetting the GMIB benefit base. If a QP contract is converted to an IRA, in a direct rollover, the waiting period for the reset under the IRA contract will include any time that the QP contract was a funding vehicle under the plan. If a traditional IRA contract owner or a plan participant must begin taking lifetime required minimum distributions during the 10-year waiting period, the individual may want to consider taking the annual lifetime required minimum distribution calculated for the contract from another permissible contract or funding vehicle. See ''How withdrawals affect your Guaranteed benefits'' later in this section and ''Lifetime required minimum distribution withdrawals'' in ''Accessing your money.'' Also, see ''Required minimum distributions'' under ''Individual retirement arrangements (IRAs)'' in ''Tax information'' and Appendix II — ''Purchase considerations for QP Contracts'' later in this Prospectus.

Annual Roll-up rate

The Annual Roll-up rate is used to calculate your Annual withdrawal amount. It is also used to calculate amounts credited to your GMIB benefit base for the contract year in which the first withdrawal is made from your Protected Benefit account and all subsequent contract years. A different Roll-up rate is used to calculate amounts credited to your GMIB benefit base in the contract years prior to the first withdrawal from your Protected Benefit account — it is called the "Deferral Roll-up rate". The Deferral Roll-up rate is described below.

The Annual Roll-up rate is variable and is tied to the Ten-Year Treasuries Formula Rate described below, but the minimum rate will never be less than 3% under the GMIB Multi-Year Lock or 4% under the GMIB Two-Year Lock (depending on the Rate-Hold option you select), or greater than 8% in all contract years. The Annual Roll-up rate will be set at our discretion, subject to the stated minimum. We reserve the right, however, to declare an Annual Roll-up rate that is greater than 8%.

• ***Ten-Year Treasuries Formula Rate.*** For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th day of the last month of the preceding calendar quarter, plus 1.00%, rounded to the nearest 0.10%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.

Deferral Roll-up rate

The Deferral Roll-up rate is only used to calculate amounts credited to your GMIB benefit base through the end of the contract year that precedes the contract year in which the first withdrawal is made from your Protected Benefit account. The Deferral Roll-up rate is never used to calculate your Annual withdrawal amount under the GMIB.

Beginning with the first contract year in which you fund your Protected Benefit account, the Roll-up amount credited to your GMIB benefit base at the end of the contract year (the "Deferral Roll-up amount") will be calculated using the Deferral Roll-up rate. Once you take a withdrawal from your Protected Benefit account, the Deferral Roll-up amount will not be credited at the end of the contract year in which the withdrawal was taken and will terminate for the life of the contract. Instead, the Annual Roll-up amount will be credited.

The Deferral Roll-up rate is designed as an incentive to defer taking your first withdrawal from your Protected Benefit account until later contract years while potentially building greater Guaranteed benefit bases with a higher Roll-up rate.

The Deferral Roll-up rate is variable and is tied to the Deferral Ten-Year Treasuries Formula Rate described below. The minimum Deferral Roll-up rate will never be less than 3% under the GMIB Multi-Year Lock or 4% under the GMIB Two-Year Lock (depending on the Rate-Hold option you select), or greater than 8% in all contract years up until the first withdrawal from the Protected Benefit account. The Deferral Roll-up rate will be set at our discretion, subject to the stated minimum. We reserve the right, however, to declare a Deferral Roll-up rate that is greater than 8%.

- **Deferral Ten-Year Treasuries Formula Rate.** For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th day of the last month of the preceding calendar quarter, plus 2.00%, rounded to the nearest 0.10%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.

As described above, both the Annual Roll-up rate and the Deferral Roll-up rate will never be less than 3% under the GMIB Multi-Year Lock or 4% under the GMIB Two-Year Lock (depending on the Rate-Hold option you select), or greater than 8% in all contract years. Based on the underlying formula rates that are used in arriving at the two Roll-up rates, it is expected that the Deferral Roll-up rate will generally be 1.00% greater than the Annual Roll-up rate. However, this is not guaranteed. In certain interest rate environments, the Deferral Roll-up rate may not always be 1.00% greater than the Annual Roll-up rate. In some cases, it may be more or less than 1.00% greater than the Annual Roll-up rate.

Also, the Lock-in Rate you choose, which is the rate declared for the rate-hold period, may affect your Deferral Roll-up rate. In some cases, it may be more or less than 1.00% greater than the Annual Roll-up rate. The Lock-in Rates available under the Rate-Hold options are described further in this section under "New business rates."

Examples:

> **Example for the GMIB Multi-Year Lock:** Assume the calculation of Ten-Year Treasuries Formula Rate results in an Annual Roll-up rate of 2.75% and the calculation of the Deferral Ten-Year Treasuries Formula Rate results in a Deferral Roll-up rate of 3.75%. Since the Annual Roll-up rate is subject to a guaranteed minimum of 3%, the Annual Roll-up rate would be 3%. The Deferral Roll-up rate would remain 3.75% having met the same guaranteed minimum.

> **Example for the GMIB Two-Year Lock:** Assume the calculation of Ten-Year Treasuries Formula Rate results in an Annual Roll-up rate of 3.25% and the calculation of the Deferral Ten-Year Treasuries Formula Rate results in a Deferral Roll-up rate of 4.25%. Since the Annual Roll-up rate is subject to a guaranteed minimum of 4%, the Annual Roll-up rate would be 4%. The Deferral Roll-up rate would remain 4.25% having met the same guaranteed minimum.

> **Example for both Rate-Hold options**: Assume the calculation of Ten-Year Treasuries Formula Rate results in an Annual Roll-up rate of 7.25% and the calculation of the Deferral Ten-Year Treasuries Formula Rate results in a Deferral Roll-up rate of 8.25%. Since the Annual Roll-up rate is below the guaranteed maximum of 8%, the Annual Roll-up rate would remain 7.25%. The Deferral Roll-up rate would be 8% because it would have exceeded our guaranteed maximum.

It is important to note that on each contract date anniversary, we will apply either the Annual Roll-up rate or the Deferral Roll-up rate to your GMIB benefit base based on whether you have ever taken a withdrawal from the Protected Benefit account. In statements we provide you, we will show you the Roll-up amounts under both rate scenarios. Once you take a withdrawal from your Protected Benefit account, the Deferral Roll-up rate will no longer be shown on your statements.

New business rates. You have two Rate-Hold options to choose from at contract issue, the GMIB Two-Year Lock or the GMIB Multi-Year Lock. Once you choose a Rate-Hold option, it cannot be changed. Under the GMIB Two-Year Lock, the Lock-in Rate will apply during your first two contract years and the minimum Lock-in Rate in all contract years will never be less than 4%. Under the GMIB Multi-Year Lock, the Lock-in Rate will apply during the initial period that withdrawal charges may apply to your contract and the minimum Roll-up Rate for each contract year will be the greater of the Lock-in Rate or, the Ten-Year Treasuries Formula Rate. After the initial period that withdrawal charges may apply to your contract, the Roll-up rate will never be less than 3% or, if greater the Ten-Year Treasuries Formula Rate. Under the GMIB Two-Year Lock or the GMIB Multi-Year Lock, the Roll-up rate will never be greater than 8%.

Once a contract is issued with the Annual Roll-up and Deferral rates that are in effect for new business, those rates will be applicable for the time periods described above. Any transfers or contributions to the Protected Benefit account variable investment options, either directly or through a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the time period in which the Lock-in Rates are in effect will get the Lock-in Rates as described above.

The Lock-in Rates are no longer applicable after the duration specified in your contract.

75 Day rate lock-in. If your initial contribution is received at our processing office within 75 days of the date you sign your application, your initial Annual Roll-up rate and Deferral Roll-up rate will be as follows: if either the Deferral Roll-up rate or the Annual Roll-up rate is lower on the date your contract is issued than on the date you signed your application, your contract will be issued with the Roll-up rates in effect on the date you signed your application. However, if on the date your contract is issued one Roll-up rate is higher and the other Roll-up rate is at least equal to the rate in effect on the date you signed your application or both Roll-up rates are higher than the Roll-up rates on the date you signed your application, your contract will be issued with the Roll-up rates in effect on the date your contract is issued. If we do not receive your initial contribution within 75 days of the date you sign your application, then your initial Annual Roll-up rate and Deferral Roll-up rate will be the rates in effect on the date we issue your contract. However, our procedures may result in the return of your application if we do not receive your initial contribution

within 75 days of the date you sign your application. For a state-by-state description of all material variations of this contract, including whether a different rate lock-in period applies in your state, see Appendix V later in this Prospectus.

Examples:

- You sign your application for Retirement Cornerstone® Series contract on September 15th. On that date the Annual Roll-up rate and Deferral Roll-up rates are 4.50% and 5.50%, respectively. Your initial contribution is received by way of a roll-over contribution on October 5th and the contract is issued the same day. On that date the Annual Roll-up rate and Deferral Roll-up rates are 4.25% 5.25%, respectively. In this example, your contract will be issued with the rates that were "locked in" at the time you signed your application, not the lower rates that were in effect on the date your contract was issued.

- You sign your application for Retirement Cornerstone® Series contract on October 15th. On that date the Annual Roll-up rate and Deferral Roll-up rates are 4.50% and 5.00%, respectively. Your initial contribution is received by way of a rollover contribution on November 5th and the contract is issued the same day. On that date the Annual Roll-up rate and Deferral Roll-up rates are 4.75% and 5.25%, respectively. In this example, your contract will be issued with the rates that were in effect at the time your contract was issued, not the lower rates that were in effect on the date your application was signed.

These are your Annual Roll-up and Deferral Roll-up Lock-in Rates and they will apply to your contract for the applicable time period described above under the GMIB Two-Year Lock and the GMIB Multi-Year Lock. Thereafter, Renewal rates will apply.

Renewal rates. After the Lock-in Rates are no longer in effect, a new Annual Roll-up rate will apply to your contract. A new Deferral Roll-up rate will also apply provided you have never taken a withdrawal from your Protected Benefit account. These "Renewal rates" will never be less than 3% under the GMIB Multi-Year Lock or 4% under the GMIB Two-Year Lock (depending on the Rate-Hold option you select), or, if greater, the underlying Ten-Year Treasuries Formula Rate (for the Annual Roll-up rate) and Deferral Ten-Year Treasuries Formula Rate (for the Deferral Roll-up rate).

These Renewal rates may be more than or less than, or equal to, your initial Annual Roll-up rate and Deferral Roll-up rate. We also reserve the right to set new Lock-in Rates that are higher than Renewal rates.

Any transfers or contributions to the Protected Benefit account variable investment options, either directly or through a Special DCA program and any contribution amounts in a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options, after the first day of any contract year will get the Annual Roll-up rate and Deferral Roll-up rate in effect as of the most recent contract date anniversary.

Notification of Annual Roll-up rate and Renewal rates. If you have the GMIB, your contract will indicate the Annual Roll-up rate and Deferral Roll-up rate and the applicable time period those rates are in effect. These rates may not be the same rates that were illustrated prior to your purchase of the contract. If you choose to fund the GMIB after the new business rates have expired, you can

contact a Customer Service Representative or visit www.axa.com to find out the current Annual Roll-up rate and if applicable, the Deferral Roll-up rate for your contract. In addition, your annual statement of contract values will show your current Renewal rates, as well as the previous year's Annual Roll-up rate or Deferral Roll-up rate (whichever applies) for your contract. This information can also be found online, through your Online Access Account.

The Annual Roll-up rate is used to calculate your Annual withdrawal amount and the credit to your GMIB benefit base if you have taken a withdrawal from your Protected Benefit account. The Deferral Roll-up rate is used to calculate the credit to your GMIB benefit base until a withdrawal is made.

Annual Roll-up amount and annual GMIB benefit base adjustment

The Annual Roll-up amount is an amount credited to your GMIB benefit base on each contract date anniversary if there has ever been a withdrawal from your Protected Benefit account. The Annual Roll-up amount adjustment to your GMIB benefit base is a primary way to increase the value of your GMIB benefit base. This amount is calculated by taking into account your GMIB benefit base from the preceding contract date anniversary, the Annual Roll-up rate under your contract, contributions and transfers to the Protected Benefit account during the contract year and any withdrawals up to the Annual withdrawal amount during the contract year. A withdrawal from your Protected Benefit account in the first contract year in which the Protected Benefit account is funded is an Excess withdrawal. Any such withdrawal will reduce (i) your GMIB benefit base on a pro rata basis and (ii) your Annual Roll-up amount on a dollar-for-dollar basis, but not less than zero. However, a RMD withdrawal from our RMD program will not reduce your Annual Roll-up amount in the year you first fund your Protected Benefit account.

Your Annual Roll-up amount at the end of the contract year is calculated, as follows:

- Your GMIB benefit base on the preceding contract date anniversary, multiplied by:

- The Annual Roll-up rate that was in effect on the first day of the contract year; less

- Any withdrawals up to the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount; plus

- A pro-rated Roll-up amount for any contribution to the Protected Benefit account variable investment options during the contract year; plus

- A pro-rated Roll-up amount for any transfer from the Investment account and/or Guaranteed interest option to the Protected Benefit account variable investment options during the contract year; plus

- A pro-rated Roll-up amount for any contribution amounts made during the contract year to a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the contract year.

A pro-rated Roll-up amount is based on the number of days in the contract year after the contribution or transfer. (Since there is no Annual withdrawal amount in the first contract year in which the Protected Benefit account is funded, any withdrawals in that year other than RMD

withdrawals from our RMD program result in a dollar-for-dollar reduction of the Annual Roll-up amount (but not less than zero).)

Deferral Roll-up amount and annual GMIB benefit base adjustment

The Deferral Roll-up amount is an amount credited to your GMIB benefit base on each contract date anniversary provided you have never taken a withdrawal from your Protected Benefit account. The amount is calculated by taking into account your GMIB benefit base from the preceding contract date anniversary, the applicable Deferral Roll-up rate under your contract and contributions and transfers to the Protected Benefit account during the contract year. The Deferral Roll-up amount adjustment to your GMIB benefit base is a primary way to increase the value of your GMIB benefit base. Your Deferral Roll-up amount at the end of the contract year is calculated as follows:

- your GMIB benefit base on the preceding contract date anniversary, multiplied by:

- the Deferral Roll-up rate that was in effect on the first day of the contract year; plus

- a pro-rated Deferral Roll-up amount for any contribution to the Protected Benefit account variable investment options during the contract year; plus

- a pro-rated Deferral Roll-up amount for any transfer from the Investment account and/or Guaranteed interest option to the Protected Benefit account variable investment options during the contract year; plus

- a pro-rated Deferral Roll-up amount for any contribution amounts made during the contract year to a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the contract year.

A pro-rated Deferral Roll-up amount is based on the number of days in the contract year after the contribution or transfer.

The GMIB benefit base stops rolling up on the contract date anniversary following the owner's (or older joint owner, if applicable) 95th birthday or, if earlier, at contract maturity, or the owner's (or older joint owner's, if applicable) death.

Annual withdrawal amount

(Applicable prior to the beginning of Lifetime GMIB payments)

Your Annual withdrawal amount for the next contract year is calculated on each contract date anniversary beginning with the contract year that follows the contract year in which the Protected Benefit account is first funded, and is equal to:

- the Annual Roll-up rate in effect at the time, multiplied by;

- the GMIB benefit base as of the most recent contract date anniversary.

Beginning with the contract year that follows the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, you may withdraw up to your Annual withdrawal amount without reducing your GMIB benefit base and adversely affecting your Lifetime GMIB payments. **It is important to note that withdrawals in excess of your Annual withdrawal amount will have a harmful effect on both your GMIB benefit base**

and Lifetime GMIB payments. An Excess withdrawal that reduces your Protected Benefit account to zero will cause your GMIB to terminate.

You do not have an Annual withdrawal amount in the contract year in which you fund the Protected Benefit account. **A withdrawal from your Protected Benefit account in the first contract year in which the Protected Benefit account is funded is an Excess withdrawal and will reduce (i) your GMIB benefit base on a pro rata basis and (ii) your Annual Roll-up amount on a dollar-for-dollar basis.** Beginning with the contract year that follows the contract year in which your Protected Benefit account was first funded, the portion of a withdrawal from your Protected Benefit account in excess of your Annual withdrawal amount, and all subsequent withdrawals from your Protected Benefit account in that contract year, will always reduce your GMIB benefit base on a pro rata basis. This is referred to as an "Excess withdrawal". The reduction of your GMIB benefit base on a pro rata basis means that we calculate the percentage of your current Protected Benefit account value that is being withdrawn and we reduce your current GMIB benefit base by the same percentage. A pro rata withdrawal will have a significant adverse effect on your benefit base in cases where the Protected Benefit account value is less than the benefit base. For an example of how a pro rata reduction works, see "How withdrawals affect your Guaranteed benefits" later in this section and, for examples of how withdrawals affect your Annual withdrawal amount, see Appendix VII later in this Prospectus**.**

Your Annual withdrawal amount is always calculated using the Annual Roll-up rate in effect for your contract at the beginning of the contract year. The Deferral Roll-up rate, described above, is never used for the purposes of calculating the Annual withdrawal amount. Your Annual withdrawal amounts are not cumulative. If you withdraw less than your Annual withdrawal amount in any contract year, you may not add the remainder to your Annual withdrawal amount in any subsequent year. Your Annual withdrawal amount may be more than or less than your Lifetime GMIB payments. Please refer to the beginning of this section for more information about "Lifetime GMIB payments".

Example of how your Annual withdrawal amount; Annual Roll-up amount; Deferral Roll-up amount and annual GMIB benefit base adjustment; and the effect of an Excess withdrawal is calculated.

Annual withdrawal amount. Assume you make a contribution of $200,000 and allocate $100,000 to your Protected Benefit account variable investment options and $100,000 to your Investment account variable investment options at issue. At the beginning of contract year three, assume you transfer $5,000 to your Protected Benefit account variable investment options. Also assume that your Annual Roll-up rate is 4% and your Deferral rate is 5% in each contract year. Accordingly, your GMIB benefit base on your third contract date anniversary is $121,012.

The GMIB benefit base of $121,012 is calculated as follows:

You start with $100,000 allocated to the Protected Benefit account variable investment options. This amount is your initial GMIB benefit base.

— The first Deferral Roll-up amount increases your GMIB benefit base to **$105,000.** ($100,000 + $5,000)

$100,000 (GMIB benefit base) x 5% (Deferral Roll-up rate) = $5,000 (Deferral Roll-up amount)

— The second Deferral Roll-up amount increases your GMIB benefit base to **$110,250.** ($105,000 + $5,250)

$105,000 (GMIB benefit base) x 5% (Deferral Roll-up rate) = $5,250 (Deferral Roll-up amount)

— Your $5,000 transfer from the Investment account at the beginning of contract year three increases your GMIB benefit base to **$115,250.** *($110,250 + $5,000)*

— The third Deferral Roll-up amount increases your GMIB benefit base to **$121,012.** *($115,250 + $5,762)*

$115,250 (GMIB benefit base) x 5% (Deferral Roll-up rate) = $5,762 (Deferral Roll-up amount)

Your Annual withdrawal amount as of the beginning of contract year four is equal to $4,840, calculated as follows:

• $121,012 (GMIB benefit base as of your most recent contract date anniversary) **multiplied by:**

• 4% (your current Annual Roll-up rate) **equals:**

• $4,840

Please note that your Annual Roll-up rate is used to calculate your Annual withdrawal amount. The Deferral Roll-up rate is never used to calculate your Annual withdrawal amount.

Annual Roll-up amount and annual benefit base adjustment. Further assume that during contract year four (on the 146th day of the contract year), you make a contribution of $10,000 to your Protected Benefit account variable investment options, making your current GMIB benefit base after the contribution $131,012. Also assume that you withdraw your full Annual withdrawal amount of $4,840 during contract year four.

On your fourth contract date anniversary, your Annual Roll-up amount is equal to $240, calculated as follows:

• 4% *(your current Annual Roll-up rate)* **multiplied by**

• $121,012 *(your GMIB benefit base as of your most recent contract date anniversary)* **minus**

• $4,840 (the Annual withdrawal amount, which was withdrawn); **plus**

• $240 *(the daily pro-rated Roll-up amount for the contribution: $10,000 x 4% x 219/365* = $240)*

• **equals** $240

_____

* *This fraction represents the number of days in a 365-day contract year that the contribution would have received credit toward the Roll-up amount.*

Please note that the withdrawal in contract year four terminated the Deferral Roll-up rate. Therefore on the fourth contract date anniversary, the Annual Roll-up rate was used to calculate the Annual Roll-up amount.

Your adjusted GMIB benefit base is $131,252.

Effect of an Excess withdrawal. In contract year four, assume instead that you make a withdrawal of $7,840 (including any applicable withdrawal charges). This would result in an Excess withdrawal of $3,000 because your Annual withdrawal amount is only $4,840 ($7,840 − $4,840 = $3,000). Further, assume that your Protected Benefit account value at the time of this withdrawal is $100,000. As described earlier in this section, Excess withdrawals reduce your GMIB benefit base on a pro-rata basis. Accordingly, your GMIB benefit base is reduced by $3,930 at the time of the withdrawal, calculated as follows:

• $131,012 *(your current GMIB benefit base: $121,012 + $10,000)* **multiplied by**

• 3% *(the percentage of your current Protected Benefit account value that was withdrawn in excess of your Annual withdrawal amount)* **equals**

• $3,930.

On your fourth contract date anniversary, your adjusted GMIB benefit base is $127,322, calculated as follows:

• $127,082 *(your GMIB benefit base adjusted to reflect the Excess withdrawal: $131,012 – $3,930 = $127,082)* **plus**

• $240 *(your Annual Roll-up amount)* **equals**

• $127,322.

Please note that the Excess withdrawal in contract year four terminated the no lapse guarantee. Please see the following section below for more information.

See Appendix VII later in this Prospectus for more examples of how withdrawals affect your Guaranteed benefit bases and Annual withdrawal amount.

GMIB "no lapse guarantee"

In general, if your Protected Benefit account value falls to zero (except as discussed below), the GMIB will be exercised automatically, based on the owner's (or older joint owner's, if applicable) current age and GMIB benefit base as follows:

• You will be issued a life only supplementary contract based on a single life. Upon exercise, your Guaranteed minimum death benefit will be terminated.

• You will have 30 days from when we notify you to change the payout option and/or the payment frequency.

Poor investment performance of the Protected Benefit account variable investment options may contribute to your Protected Benefit account value falling to zero.

The no-lapse guarantee will terminate under the following circumstances:

• If your aggregate withdrawals from your Protected Benefit account in any contract year following the contract year in which you first fund your Protected Benefit account exceed your Annual withdrawal amount.

• Upon the contract date anniversary following the owner (or older joint owner, if applicable) reaching age 95, or, if earlier, the contract maturity date.

If you were enrolled in the Maximum Payment Plan or Customized Payment Plan, the frequency of your Lifetime GMIB payments will be

Contract features and benefits

the same based on the payment frequency you elected. Your Lifetime GMIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

If you were not enrolled in the Maximum Payment Plan or Customized Payment Plan, you will begin receiving your Lifetime GMIB payments annually one calendar year after the date that the Protected Benefit account value fell to zero. Your Lifetime GMIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

Exercise of GMIB. On each contract date anniversary that you are eligible to exercise the GMIB, we will send you an eligibility notice illustrating how much income could be provided as of the contract date anniversary. You must notify us within 30 days following the contract date anniversary if you want to exercise the GMIB. You must return your contract to us, along with all required information within 30 days following your contract date anniversary, in order to exercise this benefit. Upon exercise of the GMIB, the owner (or older joint owner, if applicable) will become the annuitant, and the contract will be annuitized on the basis of the annuitant's life. You will begin receiving annual payments one year after the annuity payout contract is issued. If you choose monthly or quarterly payments, you will receive your payment one month or one quarter after the annuity payout contract is issued. Under monthly or quarterly payments, the aggregate payments you receive in a contract year will be less than what you would have received if you had elected an annual payment, as monthly and quarterly payments reflect the time value of money with regard to both interest and mortality. You may choose to take a withdrawal prior to exercising the GMIB, which will reduce your payments. You may not partially exercise this benefit. See ''Withdrawing your account value'' in ''Accessing your money'' later in this Prospectus. Payments end with the last payment before the annuitant's (or joint annuitant's, if applicable) death.

Please see "Exercise of the GMIB in the event of a GMIB fee increase" under "charges and expenses" later in this Prospectus for more information on exercising your GMIB upon notice of a change to the GMIB fee.

Exercise rules. The latest date you may exercise the GMIB is the 30th day following the contract date anniversary following the annuitant's 95th birthday. If the GMIB is exercised on any contract date anniversary prior to age 95, the GMIB benefit base is reduced by any remaining withdrawal charge. If the GMIB is exercised as a result of the no lapse guarantee, any applicable withdrawal charges are waived. Eligibility to exercise the GMIB is based on the owner's (or older joint owner's, if applicable) age, as follows:

• If you were at least age 20 and no older than age 44 on the contract date anniversary immediately preceding the date you first funded your Protected Benefit account, you are eligible to exercise the GMIB within 30 days following each contract date anniversary beginning with the 15th contract date anniversary following the date you first funded your Protected Benefit account.

• If you were at least age 45 and no older than age 49 on the contract date anniversary immediately preceding the date you first funded your Protected Benefit account, you are eligible to exercise the GMIB within 30 days following each contract date anniversary after age 60.

• If you were at least age 50 and no older than age 80 on the contract date anniversary immediately preceding the date you first

funded your Protected Benefit account, you are eligible to exercise the GMIB within 30 days following each contract date anniversary beginning with the 10th contract date anniversary following the date you first funded your Protected Benefit account.

The GMIB guarantees annual lifetime payments ("Lifetime GMIB payments"), which will begin at the earliest of:

(i) the next contract year following the date your Protected Benefit account value falls to zero (provided the no lapse guarantee is in effect);

(ii) the contract date anniversary following your 95th birthday; or

(iii) your election to exercise the GMIB.

Your Lifetime GMIB payments will be calculated as described below in this section. Whether your Lifetime GMIB payments are triggered by age 95, the no lapse guarantee, or your election to exercise the GMIB, we use the same calculation to determine the amount of the payments. Please note that withdrawal charges, if any, may apply if you elect to exercise the GMIB.

For single owner contracts, the payout can be either based on a single life (the owner's life) or joint lives. For IRA contracts, the joint life must be the spouse of the owner. For jointly owned contracts, payments can be based on a single life (based on the life of the older owner) or joint lives. For non-natural owners, payments are available on the same basis (based on the annuitant or joint annuitant's life).

Your Lifetime GMIB payments are calculated by applying your GMIB benefit base less any applicable withdrawal charge remaining, to guaranteed annuity purchase factors. If your Protected Benefit account value is zero as described under the "GMIB "no lapse guarantee"", we will use your GMIB benefit base as of the day your Protected Benefit account value was reduced to zero. On the day your Protected Benefit account value is reduced to zero, we calculate your GMIB benefit base using the same formula as described under "GMIB benefit base" earlier in this section. If your Protected Benefit account was reduced to zero on a date other than your contract anniversary, we will include a pro rata portion of the applicable Roll-up amount in your GMIB base. Withdrawal charges, if any, will not apply under these circumstances.

Example:

Assume your Protected Benefit account value goes to zero in the middle of the 10th contract year. At the beginning of the 10th contract year, the GMIB benefit base is $100,000. Further assume there were no contributions or transfers to the Protected Benefit account or any withdrawals during that contract year. If the applicable Roll-up rate was 4%, the GMIB benefit base on the day your Protected Benefit account value was reduced to zero would be $102,000.

If your Protected Benefit account value is reduced to zero on your contract date anniversary as the result of the deduction of charges under the contract, we will add any remaining Annual Roll-up amount, or if applicable, your Deferral Roll-up amount, to your GMIB benefit base.

If the GMIB is exercised under any of the four events as described above, and you have no Investment account value, the following applies:

(i) We will issue a supplementary contract with the same owner and beneficiary.

(ii) The deferral contract, including the Guaranteed minimum death benefit will be terminated.

If the GMIB is exercised under any of the four events as described above, and you have Investment account value, the following applies:

(i) We will issue a supplementary contract for the Protected Benefit account with the same owner and beneficiary. The Investment account under the deferred contract will continue to be in force.

(ii) Your Lifetime GMIB payment will not reduce your Investment account value.

(iii) Your Guaranteed minimum death benefit will be terminated.

(iv) For IRA contracts, your RMD payments will be based solely on your Investment account value and may only be withdrawn from your Investment account.

If you elect to exercise the GMIB or your Protected Benefit account value has not fallen to zero before or the contract date anniversary that follows the annuitant reaching age 95, whichever is sooner, the following applies:

(i) We will issue a supplementary contract with the same owner and beneficiary;

(ii) Your Lifetime GMIB payments will be equal to the greater of:

- your Protected Benefit account value applied to the guaranteed, or, if greater, the current annuitization factors,

-OR-

- the GMIB benefit base applied to the guaranteed annuity purchase factors.

For example, assuming the current annuitization factors are greater than the guaranteed annuitization factors, a male contract owner whose annuitant is age 95 and has a $100,000 GMIB benefit base and $50,000 in Protected Benefit account value would receive the greater of the following:

(i) Current annuitization factors (which are subject to change) applied to his $50,000 Protected Benefit account value, which currently equals a monthly payment of $1,065, or

(ii) The guaranteed annuity purchase factor discussed above (in this example, it would be 0.63%) applied to his $100,000 GMIB benefit base, which equals a Lifetime GMIB monthly payment of $630.

In this example, the contract owner's monthly payment would be $1,065.

(i) Any Investment account value will be annuitized under a separate contract based on one of the annuity payout options discussed under "Your annuity payout options" in "Accessing your money" later in this Prospectus;

(ii) Upon issuing your supplementary contract, your Guaranteed minimum death benefit and your death benefit in connection with your Investment account value will be terminated.

If you have the GMIB and your Protected Benefit account value falls to zero due to an Excess withdrawal, we will terminate your GMIB and you will receive no payment or supplementary life annuity contract, even if your GMIB benefit base is greater than zero. Please see the Hypothetical illustrations in Appendix IV for an example of how Lifetime GMIB payments are calculated when: (i) a hypothetical Protected Benefit account value falls to zero, and (ii) the annuitant reaches age 95.

Please note:

(i) if the GMIB benefit base is reset after age 85, the only time you may exercise the GMIB is within 30 days following the contract date anniversary following the annuitant's attainment of age 95;

(ii) for Retirement Cornerstone® Series QP contracts, the Plan participant can exercise the GMIB only if he or she elects to take a distribution from the Plan and, in connection with this distribution, the Plan's trustee changes the ownership of the contract to the participant. This effects a rollover of the Retirement Cornerstone® Series QP contract into a Retirement Cornerstone® Series traditional IRA. This process must be completed within the 30-day time frame following the contract date anniversary in order for the Plan participant to be eligible to exercise. However, if the GMIB is automatically exercised as a result of the no lapse guarantee, a rollover into an IRA will not be effected and payments will be made directly to the trustee;

(iii) since no partial exercise is permitted, owners of defined benefit QP contracts who plan to change ownership of the contract to the participant must first compare the participant's lump sum benefit amount and annuity benefit amount to the GMIB benefit base and account value, and make a withdrawal from the contract if necessary. See "How withdrawals affect your Guaranteed benefits" later in this section;

(iv) if you reset the GMIB benefit base (as described earlier in this section), your new exercise date will be the tenth contract date anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset, but in no event will it be later than the contract date anniversary following age 95. Please note that in most cases, resetting your GMIB benefit base will lengthen the waiting period;

(v) a spouse beneficiary or younger spouse joint owner under Spousal continuation may continue the GMIB if the contract is not past the last date on which the original owner could have exercised the benefit and the spouse beneficiary or younger spouse joint owner is eligible to continue the benefit and to exercise the benefit under the applicable exercise rule (described in the above bullets). In general, the spouse beneficiary or younger spouse joint owner's age on the date of the owner's death replaces the owner's age at issue, for purposes of determining the availability of the benefit and which of the exercise rules applies. If the spouse beneficiary or younger spouse joint owner is over age 85 on the date of the owner's death, she will have a one-time opportunity to exercise the GMIB subject to the following additional rules. The one-time election will be available only if the spouse beneficiary or younger spouse joint owner is age 95 or younger and the original owner died before the age of 95. In addition, the election to exercise the GMIB must be made no later than one year following the date of the owner's death. If the GMIB is exercised, the Guaranteed minimum death benefit will be terminated. For example, if an owner is age 70 at issue, and he dies at age 79, and the spouse beneficiary is 86 on the date of his death, she may exercise the GMIB no later than one year following the date of the owner's death, even though she was 77 at the time the contract was issued, because eligibility is measured using her age at the time of the owner's death, not her age on the issue date.

(vi) if the contract is jointly owned, you can elect to have the GMIB paid either: (a) as a joint life benefit or (b) as a single life benefit paid on the basis of the older owner's age (if applicable); and

(vii) if the contract is owned by a trust or other non-natural person, eligibility to elect or exercise the GMIB is based on the annuitant's (or older joint annuitant's, if applicable) age, rather than the owner's.

See ''Effect of the owner's death'' under ''Payment of death benefit'' later in this Prospectus for more information.

Please see ''How withdrawals affect your Guaranteed benefits'' later in this section and ''Effect of your account values falling to zero'' in ''Determining your contract's value'' later in this Prospectus for more information on these guaranteed benefits.

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See "Guaranteed benefit offers" later in this section for more information.

Asset transfer program (''ATP'')

If you have the GMIB, you are required to participate in the asset transfer program (''ATP''). The ATP helps us manage our financial exposure in providing the guaranteed benefits, by using predetermined mathematical formulas to move account value between the AXA Ultra Conservative Strategy investment option and the other Protected Benefit account variable investment options. The formulas applicable to you may not be altered once you have the benefit. In essence, we seek to preserve account value in the Protected Benefit account variable investment options by transferring some or all of your account value in other Protected Benefit account variable investment options to a more stable option (i.e., the AXA Ultra Conservative Strategy investment option). The formulas also contemplate the transfer of some or all of the account value from the AXA Ultra Conservative Strategy investment option to the other Protected Benefit account variable investment options according to your allocation instructions on file. The formulas are described below and are also described in greater detail in Appendix VIII later in this Prospectus.

The AXA Ultra Conservative Strategy investment option will only be used to hold amounts transferred out of your other Protected Benefit account variable investment options in accordance with the formulas described below. The AXA Ultra Conservative Strategy investment option is part of the Protected Benefit account, but you may not directly allocate a contribution to the AXA Ultra Conservative Strategy investment option or request a transfer of account value into the AXA Ultra Conservative Strategy investment option. The ATP applies to amounts you allocate to the Protected Benefit account variable investment options. On a limited basis, you may request a transfer out of the AXA Ultra Conservative Strategy investment option, subject to the rules discussed below. For a summary description of the AXA Ultra Conservative Strategy investment option, please see ''Portfolios of the Trusts'' in ''Contract features and benefits'' earlier in this Prospectus.

Transfers into or out of the AXA Ultra Conservative Strategy investment option, if required, are processed on each valuation day. The valuation day occurs on each contract monthiversary. The contract monthiversary is the same date of the month as the contract date. If the contract monthiversary is not a business day in any month, the valuation day will be the next business day. For contracts with issue dates after the 28th day of the month, the valuation day will be on the first business day of the following

month. In the twelfth month of the contract year, the valuation day will be on the contract date anniversary. If the contract date anniversary occurs on a day other than a business day, the valuation day will be the business day immediately preceding the contract date anniversary.

In general, the formulas work as follows. On each valuation day, two formulas — the ATP formula and the transfer amount formula — are used to automatically perform an analysis with respect to your GMIB.

The first formula, called the ATP formula, begins by calculating a contract ratio, which is determined by dividing the Protected Benefit account value by the GMIB benefit base, and subtracting the resulting number from one. The contract ratio is then compared to predetermined ''transfer points'' to determine what portion of the Protected Benefit account value needs to be held in the AXA Ultra Conservative Strategy investment option.

If the contract ratio on the valuation day is equal to or less than the minimum transfer point, all of the account value in the AXA Ultra Conservative Strategy investment option, if any, will be transferred to the other Protected Benefit account variable investment options according to your allocation instructions on file. If the contract ratio on the valuation day exceeds the minimum transfer point but is less than the maximum transfer point, amounts may be transferred either into or out of the AXA Ultra Conservative Strategy investment option depending on the account value already in the AXA Ultra Conservative Strategy investment option and a Special DCA program designated for the Protected Benefit account variable investment options. If the contract ratio on the valuation day is equal to or greater than the maximum transfer point, the total amount of your account value in the Protected Benefit account variable investment options will be transferred into the AXA Ultra Conservative Strategy investment option. For purposes of these calculations, amounts in any Special DCA program designated for the Protected Benefit account variable investment options are excluded from amounts that are transferred into the AXA Ultra Conservative Strategy investment option.

ATP transfers into the AXA Ultra Conservative Strategy investment option will be transferred out of your other Protected Benefit account variable investment options on a pro rata basis. ATP transfers out of the AXA Ultra Conservative Strategy investment option will be allocated among the other Protected Benefit account variable investment options in accordance with your allocation instructions on file. No amounts will be transferred into or out of a Special DCA program as a result of any ATP transfer.

If you make a contribution or transfer to your Protected Benefit account after the contract date, that contribution will be allocated according to the instructions that you provide or, if we do not receive any instructions, according to the allocation instructions on file for your contract. If the contribution or transfer is processed on a valuation day, it will be subject to an ATP transfer calculation on that day. If the contribution is received between valuation days, the amount contributed will be subject to an ATP transfer calculation on the next valuation day.

A separate formula, called the transfer amount formula, is used to calculate the amount that must be transferred either into or out of the AXA Ultra Conservative Strategy investment option when the ATP formula indicates that such a transfer is required. For example, the transfer amount formula reallocates Protected Benefit account value such that for every 1% by which the contract ratio exceeds the minimum transfer point after the transaction 10% of the Protected Benefit account value will be invested in the AXA Ultra Conservative

Strategy investment option and a Special DCA program designated for the Protected Benefit account variable investment options. When the contract ratio exceeds the maximum transfer point, amounts will be transferred into the AXA Ultra Conservative Strategy investment option such that 100% of the Protected Benefit account value will be invested in the AXA Ultra Conservative Strategy investment option and a Special DCA program designated for the Protected Benefit account variable investment options. On the first day of your first ATP year, the minimum transfer point is 15% and the maximum transfer point is 25%. The minimum and maximum transfer points increase each contract monthiversary. In the 10th ATP year (and later), the minimum transfer point is 45% and the maximum transfer point is 55%. See Appendix VIII for a list of transfer points.

Each time you make a subsequent contribution or transfer to your Protected Benefit account we will apply a setback adjustment formula. We use the formula to determine whether (and to what extent) your applicable transfer points may be "set back". Any set back of your transfer points will apply on the next business day. The formula we use to calculate the set back applicable to you may not be altered once you have the benefit. In general, the formula adjusts your applicable transfer points to reflect the weighted average age of all contributions and transfers made to the Protected Benefit account in relation to the GMIB benefit base on the day prior to the contribution or transfer. For information about the calculation, please see Appendix VIII later in this Prospectus.

If you take a withdrawal from your Protected Benefit account and there is account value allocated to the AXA Ultra Conservative Strategy investment option, the withdrawal will be taken pro rata out of your Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option).

Subject to any necessary regulatory approvals and advance notice to affected contract owners, we reserve the right to utilize an investment option other than the AXA Ultra Conservative Strategy investment option as part of the ATP.

ATP exit option. Apart from the operation of the formulas, you may request a transfer of account value in the AXA Ultra Conservative Strategy investment option. You may wish to exercise the ATP exit option if you seek greater equity exposure and if it meets your investment goals and risk tolerance. This strategy may result in higher growth of your Protected Benefit account value if the market increases which may also increase your Guaranteed benefit bases upon a reset. On the other hand, if the market declines, your Protected Benefit account value will also decline which will reduce the likelihood that your Guaranteed benefit bases will increase. You should consult with your financial professional to assist you in determining whether exercising the ATP exit option meets your investment goals and risk tolerance.

The ATP exit option is subject to the following limitations:

- You may not transfer out of the AXA Ultra Conservative Strategy investment option during the contract year in which you first fund your Protected Benefit account.

- Beginning in the contract year that follows the contract year in which you first fund your Protected Benefit account, and until the contract year following age 85, you may make a transfer out of the AXA Ultra Conservative Strategy investment option only once per contract year.

- You must elect the transfer on a specific transfer form we provide.

- 100% of your account value in the AXA Ultra Conservative Strategy investment option must be transferred out. You cannot

request a partial transfer. The transfer will be allocated to your other Protected Benefit account variable investment options based on the instructions we have on file.

- There is no minimum account value requirement for the ATP exit option. You may make this election if you have any account value in the AXA Ultra Conservative Strategy investment option.

- We are not able to process an ATP exit option on a valuation day and we will not consider your transfer request to be in good order if we receive it on a valuation day. If we receive your transfer form on a valuation day and it is complete, your ATP exit option will be processed on the next business day. If no account value remains in the AXA Ultra Conservative Strategy investment option on that day, there will be no transfer and your election will not count as your one permitted ATP exit option for that contract year.

If we process an ATP exit option, we will recalculate your benefit bases. A transfer may result in a reduction in your Guaranteed benefit bases and therefore a reduction in the value of your Guaranteed benefits. In some cases, the reduction in your benefit bases may be greater than the amount transferred out of the AXA Ultra Conservative Strategy investment option.

Please note that after exercising the ATP exit option, account value may be transferred out of your Protected Benefit account investment options and into the AXA Ultra Conservative Strategy investment option as soon as the next valuation day.

You should be aware that contributions and transfers to the Protected Benefit account generally have the effect of moving money out of the AXA Ultra Conservative Strategy investment option. However, in cases where the GMIB benefit base far exceeds the Protected Benefit account value and a contribution or transfer has not been made for a long period of time, making an additional contribution or transfer to the Protected Benefit account may result in no movement out of the AXA Ultra Conservative Strategy investment option due to the ATP year set back. Under these circumstances, the additional contribution or transfer may be transferred into the AXA Ultra Conservative Strategy investment option on the next valuation day. You should consider these factors when making a subsequent contribution or transfer to your Protected Benefit account. See Appendix VIII later in this prospectus for examples of how subsequent contributions may impact the ATP exit option.

On the day the ATP exit option is processed, the current value of the GMIB benefit base, the Roll-up to age 85 benefit base and the Highest Anniversary Value benefit base (as applicable) is compared to the new benefit base produced by the ATP exit option formula. Each benefit base (the GMIB benefit base, the Roll-up to age 85 benefit base and the Highest Anniversary Value benefit base) is adjusted to the lesser of the current value of that benefit base or the new benefit base produced by the ATP exit option formula. There is the potential that the Roll-up to age 85 benefit base will be adjusted without a corresponding adjustment to the Highest Anniversary Value benefit base and vice versa. The Return of Principal death benefit base is not adjusted.

If the GMIB benefit base and Roll-up to age 85 benefit base are adjusted, there are no corresponding adjustments made to the Deferral Roll-up amount, the Annual Roll-up amount and the Annual withdrawal amount in that contract year. Any applicable amounts are added to your newly adjusted GMIB benefit base and Roll-up benefit base to age 85.

For information about the ATP exit option, please see Appendix VIII later in this Prospectus.

Death benefit

For the purposes of determining the death benefit under your Retirement Cornerstone® Series contract, we treat your Investment account and any Guaranteed minimum death benefit funded by your Protected Benefit account differently.

The death benefit in connection with your Investment account is equal to your Investment account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and any required information and forms necessary to effect payment. The death benefit payable in connection with your Protected Benefit account will be based on the greater of (i) your Protected Benefit account value, and (ii) the benefit base of your Guaranteed minimum death benefit.

The total death benefit under your Retirement Cornerstone® contract will depend on your values in either one or both sides of the contract. If you selected a Guaranteed minimum death benefit but never funded your Protected Benefit account, your death benefit will be based on your Investment account value only. Likewise, if you funded your Guaranteed minimum death benefit through allocations to the Protected Benefit account and had no Investment account value, your death benefit would be based strictly on the Guaranteed minimum death benefit you selected. Also, it is possible that upon your death, you have value in both your Investment account and a Guaranteed minimum death benefit that has been funded through allocations to the Protected Benefit account. In that case, your beneficiaries would receive the Investment account value, plus the value of your Guaranteed minimum death benefit.

Guaranteed minimum death benefits

At issue, you may elect one of our optional Guaranteed minimum death benefit options (GMDBs) in connection with your Protected Benefit account as follows:

Guaranteed Minimum Death Benefit	Series B and L, Contracts	Series CP® Contracts
Return of Principal death benefit	Issue Ages 0-80	Issue Ages 0-70
Highest Anniversary Value death benefit		
RMD Wealth Guard death benefit	Issue Ages 20-68	Issue Ages 20-68
The "Greater of" death benefit	Issue Ages 20-65	Issue Ages 20-65

The "Greater of" death benefit can only be elected in combination with the GMIB. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. The Return of Principal death benefit and the Highest Anniversary Value death benefit are available with or without the GMIB. The Highest Anniversary Value death benefit, the RMD Wealth Guard death benefit and the "Greater of" death benefit are available at an additional charge. There is no charge for the Return of Principal death benefit. The Return of Principal death benefit will be issued with all eligible contracts if you do not elect either the Highest Anniversary Value, the RMD Wealth Guard death benefit or the "Greater of" death benefit at the time you apply for your Retirement Cornerstone® contract. If you elect a GMDB, the period during which you can make subsequent contributions may be significantly shorter

than if you did not elect a GMDB. Please refer to Appendix IX later in this prospectus. Once a withdrawal is taken from the Protected Benefit account, additional contributions may not be made to the Protected Benefit account. Please refer to "Accessing your money" later in this Prospectus. Transfers to and from the Protected Benefit account may be restricted. Please refer to "Transferring your money among investment options" later in this Prospectus.

Any GMDB you elect will automatically terminate upon annuitization, which will occur no later than the maturity date stated in your contract.

When you have a GMDB, you can allocate your contributions to any of the following:

• Protected Benefit account variable investment options

• Investment account variable investment options

• Guaranteed interest option

• The account for special dollar cost averaging (Series B and L contracts only)

• The account for special money market dollar cost averaging (Series CP® contracts only)

Funding your GMDB. Only amounts you allocate to the Protected Benefit account variable investment options and amounts in a Special DCA program designated for the Protected Benefit account variable investment options will fund your GMDB. These amounts will be included in your GMDB benefit base and will become part of your Protected Benefit account value.

For Series CP® contracts, any credit or Earnings bonus amounts attributable to your Protected Benefit account are not included in your GMDB benefit base. If you decide to transfer amounts from your Investment account to your Protected Benefit account variable investment options, only amounts representing contributions and earnings will increase your GMDB benefit base. Credit or Earnings bonus amounts to your Investment account are always considered transferred first, though any amount of that transfer that represents a credit or Earnings bonus will be excluded from your GMDB benefit base. All transfers, however, will increase your Protected Benefit account value by the amount of the transfer.

Your death benefit in connection with your Protected Benefit account is equal to one of the following — whichever provides a higher amount:

• Your Protected Benefit account value as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, and any required information and forms necessary to effect payment; or

• Your applicable GMDB benefit base (discussed below) on the date of the owner's (or older joint owner's, if applicable) death, adjusted for subsequent withdrawals (and any withdrawal charges).

For a description of how the ATP exit option will impact your GMDB benefit bases, see "ATP exit option" above.

Return of Principal death benefit

The Return of Principal death benefit, like all of the guaranteed minimum death benefits, only applies to amounts you allocate to the Protected Benefit account variable investment options and not to the contract as a whole. Your Return of Principal Guaranteed minimum

death benefit is equal to your Return of Principal death benefit base. This benefit base is not an account value or cash value. It is equal to:

- Your initial contribution and any subsequent contributions to the Protected Benefit account variable investment options, either directly or through a Special DCA program; plus

- Any amounts contributed to a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options; plus

- Any amounts transferred to the Protected Benefit account variable investment options; less

- A deduction that reflects any withdrawals you make from the Protected Benefit account variable investment options or from amounts in a Special DCA program designated for the Protected Benefit account variable investment options (including any withdrawal charges). The amount of this deduction is described under "How withdrawals affect your Guaranteed benefits" later in this section. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in this Prospectus.

Please see Appendix III later in this Prospectus for an example of how the Return of Principal benefit base is calculated.

Highest Anniversary Value death benefit

Your Highest Anniversary Value Guaranteed minimum death benefit is equal to your Highest Anniversary Value benefit base. This benefit base is not an account value or cash value. The calculation of your Highest Anniversary Value benefit base will depend on whether you have taken a withdrawal from your Protected Benefit account.

If you have not taken a withdrawal from your Protected Benefit account, your Highest Anniversary Value benefit base is equal to one of the following — whichever provides a higher amount:

- Your initial contribution and any subsequent contributions to the Protected Benefit account variable investment options, either directly or through a Special DCA program; plus

- Any amounts contributed to a Special DCA that are designated for future transfers to the Protected Benefit account variable investment options; plus

- Any amounts transferred to the Protected Benefit account variable investment options.

-OR-

- Your highest Protected Benefit account value on any contract date anniversary up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday (plus any transfers to the Protected Benefit account variable investment options and contributions either directly or through a Special DCA program designated for the Protected Benefit account variable investment options, made since the most recent "reset" of the Highest Anniversary Value benefit base that established your Protected Benefit account value as your new Highest Anniversary Value benefit base).

If you take a withdrawal from your Protected Benefit account and you have the GMIB, your Highest Anniversary Value benefit base will be reduced on a dollar-for-dollar basis by withdrawals up to the Annual withdrawal amount, and on a pro rata basis by Excess withdrawals (including any applicable withdrawal charges). **Note that any**

withdrawal from your Protected Benefit account in the first contract year in which the Protected Benefit account is funded is an Excess withdrawal. If you take a withdrawal from your Protected Benefit account and you do not have the GMIB, your Highest Anniversary Value benefit base will be reduced on a pro rata basis (including any applicable withdrawal charges). Reduction on a pro rata basis means that we calculate the percentage of your Protected Benefit account value that is being withdrawn and we reduce your Highest Anniversary Value benefit base by the same percentage. See "How withdrawals affect your Guaranteed benefits" later in this section. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in this Prospectus.

At any time after a withdrawal, your Highest Anniversary Value benefit base is equal to one of the following — whichever provides a higher amount:

- Your Highest Anniversary Value benefit base immediately following the most recent withdrawal (plus any transfers to the Protected Benefit account variable investment options made since the most recent "reset" of the Highest Anniversary Value benefit base that established your Protected Benefit account value as your new Highest Anniversary Value benefit base).

-OR-

- Your highest Protected Benefit account value on any contract date anniversary after the withdrawal up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday (plus any transfers to the Protected Benefit account variable investment options and contributions to a Special DCA program designated for the Protected Benefit account variable investment options, made since the most recent "reset" of the Highest Anniversary Value benefit base that established your Protected Benefit account value as your new Highest Anniversary Value benefit base).

For Series CP® contracts, on your contract date anniversary any credit or Earnings bonus amounts that are part of your Protected Benefit account value are included in the calculation of the "reset" to your Highest Anniversary Value benefit base. Please note, however, that credit amounts are not part of the Highest Anniversary Value benefit base until a reset occurs. If you are eligible for an Earnings bonus on your contract date anniversary, the amount of the Earnings bonus will be credited to your Total account value after any reset is calculated. If a reset occurs, your Guaranteed benefit base(s) will not be increased by amounts associated with the Earnings bonus on that contract date anniversary.

Please see Appendix III later in this Prospectus for an example of how the Highest Anniversary Value benefit base is calculated.

RMD Wealth Guard death benefit

(For traditional IRA, SEP and QPDC contracts only)

The RMD Wealth Guard death benefit is an optional guaranteed minimum death benefit. Your initial RMD Wealth Guard death benefit base is valued based on your initial contributions and any transfers to the Protected Benefit account. Thereafter RMD Wealth Guard death benefit base is increased by any allocations and transfers to the Protected Benefit account, which is described below. Withdrawals from the Protected Benefit account, other than Excess RMD withdrawals, will not reduce your RMD Wealth Guard death benefit base. This death benefit also provides a refund feature in the event the Protected Benefit account falls to zero before the owner reaches age 95. There is an additional charge for this death benefit under the contract. The RMD Wealth Guard death benefit is not available if you have the GMIB.

An RMD withdrawal is a withdrawal that is intended to satisfy the life-time required minimum distributions from certain tax-favored plans and arrangements such as traditional IRAs under federal income tax rules. See "Required minimum distributions" in the "Tax information" section of the Prospectus for more information.

The RMD Wealth Guard death benefit base is not an account value or cash value. It is equal to:

- Your initial contribution and any subsequent contributions to the Protected Benefit account variable investment options, either directly or through a Special DCA program; *plus*

- Any amounts contributed to a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options; *plus*

- Any amounts transferred to the Protected Benefit account variable investment options; *less*

- A deduction that reflects any Excess RMD withdrawals from the Protected Benefit account, or from amounts in a Special DCA program designated for the Protected Benefit account variable investment options (including any withdrawal charges). The amount of this deduction is described below.

The RMD Wealth Guard death benefit base will be recalculated on each transaction date upon the occurrence of each contribution, transfer or deduction.

For contracts with the RMD Wealth Guard death benefit, an "Excess RMD withdrawal" is:

- *the full amount of any withdrawal from your Protected Benefit Account taken before the calendar year in which you turn age 70½;*

- *the full amount of any withdrawal from your Protected Benefit Account taken during your first contract year, even if you turn age 70½ during that year; or*

- *the portion of a withdrawal from your Protected Benefit account that exceeds your RMD Wealth Guard withdrawal amount for the calendar year.*

Excess RMD withdrawals will reduce your RMD Wealth Guard death benefit base on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of your Protected Benefit account value that is being withdrawn and we reduce your RMD Wealth Guard death benefit base by the same percentage.

Resets. On each contract date anniversary up to the earlier of (i) the contract date anniversary following your first RMD withdrawal from the Protected Benefit account, and (ii) the contract date anniversary following your 85th birthday, if the Protected Benefit account value is greater than the current RMD Wealth Guard death benefit base, the RMD Wealth Guard death benefit base will automatically reset to equal the Protected Benefit account value. Withdrawals from the Protected Benefit account up to your RMD Wealth Guard withdrawal amount will not reduce your RMD Wealth Guard death benefit base.

For Series CP® contracts, any credit or Earnings bonus amounts added to your Protected Benefit account, including credit or Earnings bonus amounts transferred from your Investment account, will be included in your Protected Benefit account value when determining your RMD Wealth Guard death benefit base reset.

Calculating your RMD Wealth Guard withdrawal amount. Your RMD Wealth Guard withdrawal amount will be calculated based on the account value in your Protected Benefit account variable investment options as of December 31st in the calendar year you turn age 70½ and calculated each calendar year thereafter as of December 31st. This calculation includes the actuarial present value of your RMD Wealth Guard death benefit. This is because certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits, such as guaranteed benefits like the RMD Wealth Guard death benefits, be added to the account value for purposes of calculating account-based annual required minimum distributions from individual retirement annuity contracts. See "Required minimum distributions" in the "Tax information" section of the Prospectus for more information.

Your RMD Wealth Guard withdrawal amount will be determined using the RMD rules and life expectancy and distribution tables in effect on December 31, 2014. In the event that tax reform measures change those RMD requirements, unless we agree otherwise, we will not allow your RMD Wealth Guard withdrawal amount to be greater than the RMD Wealth Guard withdrawal amount calculated using the IRS RMD rules that were in effect on December 31, 2014. As a result of us reserving this right, in the event that future IRS rule changes require you to take RMD withdrawals that are greater than the RMD amount calculated using the IRS RMD rules that were in effect on December 31, 2014 and we do not agree to this change, you would have to satisfy your RMD requirements from other retirement sources or, if you do not have other retirement sources, you would have to take an additional RMD withdrawal amount from this contract, which would be treated an Excess RMD withdrawal. That Excess RMD withdrawal would reduce your RMD Wealth Guard death benefit base on a pro rata basis. Please refer to the section "How withdrawals effect your Guaranteed benefits" later in this Prospectus.

Please note that your RMD Wealth Guard withdrawal amount will be zero:

- in each year prior to the calendar year in which you turn age 70½; and

- during your first contract year, even if you turn age 70½ during that year.

Withdrawals prior to age 70½ or during your first contract year. Withdrawals from your Protected Benefit account prior to the calendar year in which you turn age 70½ are treated as Excess RMD withdrawals and reduce your RMD Wealth Guard death benefit base on a pro rata basis (including any applicable withdrawal charges). Withdrawals from your Protected Benefit account prior to your first contract date anniversary will also reduce your RMD Wealth Guard death benefit base on a pro rata basis (including any applicable withdrawal charges) even if you turn age 70½ during that calendar year. Reduction on a pro rata basis means that we calculate the percentage of your Protected Benefit account value that is being withdrawn and we reduce your RMD Wealth Guard death benefit base by the same percentage. **This pro rata reduction to the RMD Wealth Guard death benefit base could be greater than the dollar amount of the withdrawal and could significantly reduce or eliminate the value of the RMD Wealth Guard death benefit.** For an example of how a pro rata reduction works, see Appendix VII later in this Prospectus.

Withdrawals from the Protected Benefit account:

- prior to the calendar year in which you turn age 70½; or

- during your first contract year, even if you turn age 70½ during the calendar year in which your first contract date anniversary falls

will not stop your RMD Wealth Guard death benefit base from resetting.

As discussed in "Resets" above, the last reset of the RMD Wealth Guard death benefit base will be the earlier of the contract date anniversary following your first RMD withdrawal from the Protected Benefit account or the contract date anniversary following your 85th birthday.

Withdrawals at or after age 70½. After your first contract date anniversary, withdrawals made from your Protected Benefit account beginning with the calendar year in which you turn age 70½ will be treated as RMD Wealth Guard withdrawals and will count towards your RMD Wealth Guard withdrawal amount. Withdrawals from the Protected Benefit account up to your RMD Wealth Guard withdrawal amount will not reduce your RMD Wealth Guard death benefit base. The portion of a withdrawal from your Protected Benefit account that exceeds your RMD Wealth Guard withdrawal amount for the calendar year will be treated as an Excess RMD withdrawal. An Excess RMD withdrawal will reduce your RMD Wealth Guard death benefit base on a pro rata basis. **A pro rata reduction to your RMD Wealth Guard death benefit base could be greater than the dollar amount of the withdrawal and could significantly reduce or eliminate the value of your RMD Wealth Guard death benefit.**

Please note that any withdrawals from your Protected Benefit account, including withdrawals taken up to the RMD Wealth Guard withdrawal amount, will reduce your Protected Benefit account value. Withdrawal charges are waived for RMD Wealth Guard withdrawals, but will count towards the free withdrawal limit. These withdrawals are subject to tax. See "Free withdrawal amount" in "Charges and expenses" later in this Prospectus.

If you elect the RMD Wealth Guard withdrawal service, you can elect to take RMD withdrawals from your Protected Benefit account value and Investment account value. If you elect to use our RMD Wealth Guard withdrawal service or our Automatic RMD withdrawal service, you will receive the required amount of RMD payments calculated for your contract for that calendar year. At the time you elect to receive RMD withdrawals, any prior RMD payments due for that calendar year will be paid as a catch-up payment. The catch-up payment is made immediately when the RMD Wealth Guard withdrawal service enrollment is processed. Thereafter, RMD payments will begin on the date and at the frequency you elect.

For example, in the calendar year that you turn age 70½, if you enroll in our RMD Wealth Guard withdrawal service in July of that year and requested to receive monthly RMD payments, you would receive the catch-up payment due for January through June in a lump sum on the date the enrollment is processed and the July RMD monthly payment on the date that you specified on the RMD Wealth Guard withdrawal service Form. If you take additional withdrawals from the Protected Benefit account while you are currently taking RMD payments under our RMD Wealth Guard withdrawal service, those RMD payments from the Protected Benefit account will be reduced by those withdrawals. If you delay your first RMD withdrawal until after the calendar year you turn age 70½, but no later than April 1st of the following calendar year, we will pay you a catch-up payment at the time you elected to receive RMD withdrawals, which will include any prior RMD payments due for that calendar year plus the entire RMD amount due from the prior year. The catch-up payment is made immediately when the RMD Wealth Guard withdrawal service enrollment is processed. Thereafter,

RMD payments will begin on the date and at the frequency you elect. In that event, your RMD Wealth Guard death benefit base would not reset after your first RMD withdrawal.

For more information about the RMD Wealth Guard withdrawal service, please refer to "RMDs for Traditional IRA and SEP IRA contracts with the RMD Wealth Guard death benefit" in "Accessing your money" later in this Prospectus.

If you take withdrawals from your Protected Benefit account during a calendar year in which you are receiving RMD payments under our Automatic RMD service or our RMD Wealth Guard withdrawal service, once the total amount of your withdrawals in that calendar year reach your RMD Wealth Guard withdrawal amount, your RMD Wealth Guard withdrawals will be suspended until the next calendar year. Additional withdrawals from the Investment account value will not suspend RMD Wealth Guard withdrawals under our Automatic RMD service or our RMD Wealth Guard withdrawal service.

For additional examples of how withdrawals affect your RMD Wealth Guard death benefit base, see Appendix VII later in this Prospectus. For information on how RMD payments affect your RMD Wealth Guard death benefit, see "RMDs for contracts with the RMD Wealth Guard death benefit" in "Accessing your money" later in this Prospectus.

The RMD Wealth Guard withdrawal service is not available under QPDC contracts. If you elect the RMD Wealth Guard death benefit for a QPDC contract, all withdrawals from your Protected Benefit account will reduce the RMD Wealth Guard death benefit base on a pro rata basis and will be subject to any applicable withdrawal charges until the QPDC contract is converted to an IRA. After you convert the QPDC contract to an IRA contract you can elect the RMD Wealth Guard withdrawal service. A qualified plan participant, upon separation from service, may directly roll-over an eligible rollover distribution from the plan by converting the QPDC contract into an otherwise identical IRA contract which retains the RMD Wealth Guard death benefit. In that case, the RMDs can be taken without reducing the RMD Wealth Guard death benefit base. You should not elect the RMD Wealth Guard death benefit under a QPDC contract unless you intend to convert to an IRA prior to taking RMDs. See Appendix II, "Purchase considerations for QP participants".

RMDs are not required to be withdrawn from a Roth IRA during your lifetime. Therefore, if you are considering converting your traditional IRA to a Roth IRA, prior to converting your IRA to a Roth IRA, you must drop the RMD Wealth Guard death benefit. For information on dropping this benefit, see "Dropping or changing your Guaranteed benefits" in "Contract features and benefits", later in this prospectus and under Appendix I.

The RMD Wealth Guard death benefit is only available for traditional IRA, SEP and QPDC contracts.

RMD Wealth Guard Refund feature

If you have the RMD Wealth Guard death benefit and your Protected Benefit account value falls to zero before the owner's death, your RMD Wealth Guard death benefit terminates and we will refund 10% of the total of (a) minus (b), where:

(a)   equals your total contributions and transfers to the Protected Benefit account; and

(b)   equals the total dollar amount of any Excess RMD withdrawals you have taken.

For example, assume that at the time your Protected Benefit account value fell to zero, your total contributions and transfers to the Protected Benefit account were $100,000 and you had taken a total of $10,000 in Excess RMD withdrawals. You will receive a refund equal to 10% of $90,000 ($100,000 - $10,000), or $9,000.

For Series CP® contracts, any credit or Earnings bonus amounts added to your Protected Benefit account, including credit or Earnings bonus amounts transferred from your Investment account, are not included in part (a) of the formula for calculating your RMD Wealth Guard Refund.

We will pay you the amount of any RMD Wealth Guard Refund as a lump sum. In certain circumstances, you may be able to roll over this payment into another IRA. Please consult your tax adviser. Also, please see "Withdrawals, payments and transfers of funds out of traditional IRAs" in the "Tax Information" section of this Prospectus for more information about possible tax consequences of any distribution from your contract.

If your Protected Benefit account falls to zero, your contract will also terminate unless you have amounts allocated to the Investment account. In this case, you will receive the RMD Wealth Guard Refund as a lump sum, your contract will continue and any remaining RMD payments will continue uninterrupted from your Investment account, beginning in the calendar year in which your Protected Benefit account falls to zero.

"Greater of" death benefit

Your "Greater of" death benefit has a benefit base. The benefit base is not an account value or cash value. It is equal to the greater of:

- The benefit base computed for the Highest Anniversary Value death benefit (described immediately above); and

- The Roll-up to age 85 benefit base.

The Roll-up to age 85 benefit base is used only in connection with the "Greater of" death benefit. It is equal to:

- Your initial contribution and any subsequent contributions to the Protected Benefit account variable investment options, either directly or through a Special DCA program; plus

- Any amounts contributed to a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options; plus

- Any amounts transferred to the Protected Benefit account variable investment options; less

- A deduction that reflects any "Excess withdrawal" amounts (plus any applicable withdrawal charges); less

- A deduction that reflects (a) in the contract year of first funding, the dollar amount of any RMD from the Protected Benefit account taken through our RMD program and (b) in the subsequent contract years, the dollar amount of any RMD from the Protected Benefit account in excess of the Annual withdrawal amount taken through our RMD program; plus

- Any "Deferral Roll-up amount" or "Annual Roll-up amount" minus a deduction that reflects any withdrawals up to the Annual withdrawal amount. A withdrawal from your Protected Benefit account in the first contract year in which the Protected Benefit account is funded is an Excess withdrawal. Any such withdrawal will reduce (i) your Roll-up to age 85 benefit base on a pro rata basis and (ii) your Annual Roll-up amount on a dollar-for-dollar basis, but not less than zero. (Withdrawal charges do not apply to amounts withdrawn up to the Annual withdrawal amount.)

Either the Deferral Roll-up amount or the Annual Roll-up amount is credited to the benefit bases of your Guaranteed benefits on each contract date anniversary. These amounts are calculated by taking into account your Roll-up to age 85 benefit base from the preceding contract date anniversary, the applicable Roll-up rate under your contract, contributions and transfers to the Protected Benefit account during the contract year and for the Annual Roll-up amount, any withdrawals up to the Annual withdrawal amount during the contract year. A withdrawal from your Protected Benefit account in the first contract year in which the Protected Benefit account is funded is an Excess withdrawal. Any such withdrawal will reduce (i) your Roll-up to age 85 benefit base on a pro rata basis and (ii) your Annual Roll-up amount on a dollar-for-dollar basis, but not less than zero. However, a RMD withdrawal from our RMD program will not reduce your Annual Roll-up amount in the year you first fund your Protected Benefit account. The calculation of both the Deferral Roll-up amount and the Annual Roll-up amount are discussed later in this section.

In order to select the "Greater of" death benefit, you must also have the GMIB. Beginning with the contract year that follows the contract year in which you fund your Protected Benefit account, and until the contract year following age 85, if your Lifetime GMIB payments under the GMIB have not begun, you may withdraw up to your Annual withdrawal amount without reducing your Roll-up to age 85 benefit base. However, these same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to your Roll-up to age 85 benefit base at the end of the year. Remember that the Roll-up amount applicable under your contract does not become part of your Roll-up to age 85 benefit base until the end of the contract year. **The portion of any withdrawal in excess of your Annual withdrawal amount will reduce your Roll-up to age 85 benefit base on a pro rata basis. See "Annual withdrawal amount and your Roll-up to age 85 benefit base" later in this section.**

Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your Roll-up to age 85 benefit base will automatically reset to equal the Protected Benefit account value, if higher, on every contract date anniversary from your contract date, up to the contract date anniversary following your 85th birthday or contract maturity, if earlier. See "Annual reset options" earlier in this section. The Roll-up to age 85 benefit base reset is described in more detail below.

For more information, see "Annual Roll-up amount and Annual Roll-up to age 85 benefit base adjustment" later in this Prospectus.

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See "Guaranteed benefit offers" later in this section for more information.

Annual Roll-up rate

The Annual Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base for the contract year in which the first withdrawal is made from your Protected Benefit account and all subsequent contract years. **The Annual Roll-up rate used for the Roll-up to age 85 component of the "Greater of" death benefit is always the same as the Annual Roll-up rate under your GMIB.** This rate is calculated using the Ten-Year Treasuries Rate Formula. See "Annual Roll-up Rate" under "Guaranteed minimum income benefit" for more information regarding this formula.

A different Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base in the contract years prior to the first withdrawal from your Protected Benefit account — the "Deferral Roll-up rate," described below.

Deferral Roll-up rate

The Deferral Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base through the end of the contract year that precedes the contract year in which the first withdrawal is made from your Protected Benefit account.

Beginning in the first contract year in which you fund your Protected Benefit account, the Roll-up amount credited to your Roll-up to age 85 benefit base at the end of the contract year (the "Deferral Roll-up amount") will be calculated using the Deferral Roll-up rate. Once you take a withdrawal from your Protected Benefit account, the Deferral Roll-up amount will not be credited at the end of the contract year in which the withdrawal was taken and will terminate for the life of the contract. Instead, the Annual Roll-up amount will be credited. **The Deferral Roll-up rate used for the Roll-up to age 85 component of the "Greater of" death benefit is always the same as the Deferral Roll-up rate under your GMIB.** This rate is calculated using the Deferral Ten-Year Treasuries Rate Formula. See "Deferral Roll-up Rate" under "Guaranteed minimum income benefit" for more information regarding this formula.

The Deferral Roll-up rate is designed as an incentive to defer taking your first withdrawal from your Protected Benefit account until later contract years while potentially building greater Guaranteed benefit bases.

New business rates. The new business Roll-up rates we set for the Roll-up to age 85 benefit base are the same as the new business rates we set for the GMIB. If you select the GMIB Two-Year Lock, the new business rates are no longer applicable after the second contract year, even if you fund your Guaranteed benefits after the second contract year. If you select the GMIB Multi-Year Lock, the Lock-in Rate will apply during the initial period that withdrawal charges may apply to your contract. For example, the Lock-in Rate, from the contract date and for each additional contribution, is seven years for Series B, nine years for Series CP and four years for Series L. Lock-in Rates are no longer applicable after the duration specified in your contract. See "New business rates" under "Guaranteed minimum income benefit" for more information.

75 Day rate lock-in. When you select the "Greater of" death benefit with the GMIB, the 75 day rate lock in applies to both the Annual Roll-up rate and Deferral Roll-up under both Guaranteed benefits. For more information, including an example of how the 75 day rate lock-in works, see "Guaranteed minimum income benefit."

Renewal rates. The renewal Roll-up rates we set for the Roll-up to age 85 benefit base are the same as the renewal rates we set for the GMIB. For more information, see "Renewal rates" under "Guaranteed minimum income benefit."

Notification of Renewal rates. If you have the "Greater of" death benefit at issue, your contract will indicate the Annual Roll-up rate and Deferral Roll-up rate and the applicable time period those rates are in effect. These rates may not be the same rates that were illustrated prior to your purchase of the contract. If you choose to fund your "Greater of" death benefit (and your GMIB) after the new business rates have expired, you can contact a Customer Service Representative to find out the current Annual Roll-up rate and if applicable, Deferral Roll-up rate for your contract. In addition, your annual statement of contract values will show your current Renewal rates as well as the previous year's Annual Roll-up rate or Deferral Roll-up rate (whichever applies) for your contract. The information can also be found online, through your Online Access Account.

Annual Roll-up amount and annual Roll-up to age 85 benefit base adjustment

The Annual Roll-up amount is an amount credited to your Roll-up to age 85 benefit base on each contract date anniversary if there has ever been a withdrawal from your Protected Benefit account. The Annual Roll-up amount adjustment to your Roll-up to age 85 benefit base is the primary way to increase the value of the Roll-up to age 85 component of your "Greater of" death benefit base. This amount is calculated by taking into account your Roll-up to age 85 benefit base from the preceding contract date anniversary, the Annual Roll-up rate under your contract, contributions and transfers to the Protected Benefit account during the contract year and any withdrawals up to the Annual withdrawal amount during the contract year. The crediting of any Annual Roll-up amount ends on the contract date anniversary following the owner reaching age 85. A withdrawal from your Protected Benefit account in the first contract year in which the Protected Benefit account is funded is an Excess withdrawal. Any such withdrawal will reduce (i) your Roll-up to age 85 benefit base on a pro rata basis and (ii) your Annual Roll-up amount on a dollar-for-dollar basis, but not less than zero. However, a RMD withdrawal from our RMD program will not reduce your Annual Roll-up amount in the year you first fund your Protected Benefit account.

Your Annual Roll-up amount at the end of the contract year is calculated as follows:

- Your Roll-up to age 85 benefit base on the preceding contract date anniversary, multiplied by:

- The Annual Roll-up rate that was in effect on the first day of the contract year; less

- Any withdrawals up to the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount; plus

- A pro-rated Roll-up amount for any contribution to the Protected Benefit account variable investment options during the contract year; plus

- A pro-rated Roll-up amount for any transfer from the Investment account variable investment options and/or Guaranteed interest option to the Protected Benefit account variable investment options during the contract year; plus

- A pro-rated Roll-up amount for any contribution amounts to a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the contract year.

A pro-rated Roll-up amount is based on the number of days in the contract year after the contribution or transfer. (Since there is no Annual withdrawal amount in the first contract year in which the Protected Benefit account is funded, any withdrawals in that year (other than RMD withdrawals from our RMD program) result in a dollar-for-dollar reduction of the Annual Roll-up amount (but not less than zero).)

In the event of your death, a pro-rated portion of the Roll-up amount will be added to the Roll-up to age 85 benefit base.

Withdrawals in excess of the Annual withdrawal amount may have a harmful effect on your Roll-up to age 85 benefit base and "Greater of" death benefit. A withdrawal in excess of your Annual withdrawal amount will always reduce your Roll-up to age 85 benefit base on a pro rata basis. When the owner reaches age 85, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount. For more information, see "How withdrawals affect your Guaranteed benefits" later in this section.

Deferral Roll-up amount and annual Roll-up to age 85 benefit base adjustment

The Deferral Roll-up amount is an amount credited to your Roll-up to age 85 benefit base on each contract date anniversary provided you have never taken a withdrawal from your Protected Benefit account. This amount is calculated by taking into account your Roll-up to age 85 benefit base from the preceding contract date anniversary, the applicable Deferral Roll-up rate under your contract, and contributions and transfers to the Protected Benefit account during the contract year. The Deferral Roll-up amount adjustment to your Roll-up to age 85 benefit base is the primary way to increase the value of the Roll-up to age 85 component of your "Greater of" death benefit base. The crediting of any Deferral Roll-up amount ends on the contract date anniversary following the owner reaching age 85.

Your Deferral Roll-up amount at the end of the contract year is calculated as follows:

- your Roll-up to age 85 benefit base on the preceding contract date anniversary, multiplied by:

- the Deferral Roll-up rate that was in effect on the first day of the contract year; plus

- A pro-rated Deferral Roll-up amount for any contribution to the Protected Benefit account variable investment options during the contract year; plus

- A pro-rated Deferral Roll-up amount for any transfer from the Investment account and/or Guaranteed interest option to the Protected Benefit account variable investment options during the contract year; plus

- A pro-rated Deferral Roll-up amount for any contribution amounts made during the contract year to a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the contract year.

A pro-rated Deferral Roll-up amount is based on the number of days in the contract year after the contribution or transfer.

In the event of your death, a pro-rated portion of the Deferral Roll-up amount will be added to the Roll-up to age 85 benefit base.

Roll-up to age 85 benefit base reset

This section describes how the Roll-up to age 85 benefit base reset works in connection with the calculation of your "Greater of" death benefit.

Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your Roll-up to age 85 benefit base will automatically reset to equal the Protected Benefit account value, if higher, on every contract date anniversary from your contract date, up to the contract date anniversary following your 85th birthday or contract maturity, if earlier. See "Annual reset options" earlier in this section.

For Series CP® contracts, on your contract date anniversary any credit or Earnings bonus amounts that are part of your Protected Benefit account value are included in the calculation of your Roll-up to age 85 benefit base reset. If you are eligible for an Earnings bonus on your contract date anniversary, the amount of the Earnings bonus will be credited to your Total account value after any reset is calculated. If a reset occurs, your Guaranteed benefit base(s) will not be increased by amounts associated with the Earnings bonus on that contract date anniversary.

If a reset is not applicable on your contract date anniversary, the Roll-up to age 85 benefit base will not be eligible to be reset again until the next contract date anniversary. For jointly-owned contracts, eligibility to reset the Roll-up to age 85 benefit base is based on the age of the older owner. For non-naturally owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

We will send you a notice in each year that the Roll-up to age 85 benefit base is eligible to be reset. If you are not enrolled in either the automatic annual reset program or the automatic customized reset program you will have 30 days from your contract date anniversary to request a reset. At any time, you may choose one of the three available reset methods: one-time reset option, automatic annual reset program or automatic customized reset program. The procedures for choosing a reset method are the same procedures described under "GMIB benefit base reset" earlier in this section.

The total dollar amount charged on future contract date anniversaries may increase as a result of the reset, even if the charge for the "Greater of" death benefit has not been increased, since the charges may be applied to a higher "Greater of" death benefit base than would have been otherwise applied. See "Charges and expenses" later in this Prospectus for more information.

Annual withdrawal amount and your Roll-up to age 85 benefit base

If you have the "Greater of" death benefit and the GMIB, both your Roll-up to age 85 benefit base and GMIB benefit base are calculated the same way until age 85. Therefore, your Roll-up to age 85 benefit base and GMIB benefit base are equal until age 85. Beginning after the contract date anniversary following the owner's (or older joint owner, if applicable) 85th birthday, your Roll-up to age 85 benefit base will (i) no longer roll up; (ii) no longer be eligible for resets; and (iii) be reduced dollar-for-dollar by withdrawals up to your Annual withdrawal amount. In contrast, the roll ups and resets for the GMIB benefit base calculation continue until age 95. Therefore, after age 85, your Roll-up to age 85 benefit base and your GMIB benefit base may differ.

Withdrawals up to your Annual withdrawal amount affect your Roll-up to age 85 benefit base the exact same way as they affect your GMIB benefit base prior to the contract date anniversary following age 85. Beginning with the contract year that follows the contract year in which you first fund your Protected Benefit account, if Lifetime GMIB payments have not begun, you may withdraw up to your Annual withdrawal amount without reducing your Roll-up to age 85 benefit base.

It is important to note that withdrawals in excess of your Annual withdrawal amount will have a harmful effect on your Roll-up to age 85 benefit base and your "Greater of" death benefit. An Excess withdrawal reduces your Roll-up to age 85 benefit

base on a pro rata basis. A withdrawal from your Protected Benefit account in the first contract year in which the Protected Benefit account is funded is an Excess withdrawal. A withdrawal that causes your Protected Benefit account value to go to zero will terminate your "Greater of" death benefit.

The reduction of your Roll-up to age 85 benefit base on a pro rata basis means that we calculate the percentage of your current Protected Benefit account value that is being withdrawn and we reduce your current Roll-up to age 85 benefit base by the same percentage. A pro rata withdrawal will have a significant adverse effect on your Roll-up to age 85 benefit base in cases where the Protected Benefit account value is less than the Roll-up to age 85 benefit base. For an example of how pro rata reduction works, see "How withdrawals affect your Guaranteed benefits" later in this section.

For contracts with non-natural owners, the Roll-up to age 85 benefit base will be based on the annuitant's (or older joint annuitant's) age.

Please see Appendix III later in this Prospectus for an example of how the Roll-up to age 85 benefit base that is part of the "Greater of" Guaranteed minimum death benefit is calculated.

If you change ownership of the contract, generally the Guaranteed minimum death benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information" later in this Prospectus for more information.

The Guaranteed minimum death benefits are subject to state availability and your age at contract issue. For a state-by-state description of all material variations of this contract, see Appendix V later in this Prospectus.

For contracts with non-natural owners, the available death benefits are based on the annuitant's age.

Please see both "Effect of your account values falling to zero" in "Determining your contract's value" and "How withdrawals affect your Guaranteed benefits" later in this section and the section entitled "Charges and expenses" later in this Prospectus for more information on these Guaranteed benefits.

See Appendix III later in this Prospectus for examples of how the benefit bases for the Guaranteed minimum death benefits work.

Series CP® and your Guaranteed benefit bases

Credit and Earnings bonus amounts are not included in your GMIB and GMDB benefit bases. If you decide to transfer amounts from your Investment account to your Protected Benefit account variable investment options, only amounts representing contributions and earnings will increase your benefit bases. Credit and Earnings bonus amounts to your Investment account are considered transferred first, though any amount of that transfer that represents those amounts will be excluded from your Guaranteed benefit bases, except to the extent that any credit and Earnings bonus amounts are part of the Protected Benefit account value, which is used to calculate the Highest Anniversary Value benefit base or a benefit base reset in connection with the GMIB benefit base or the Roll-up to age 85 benefit base (used to calculate the "Greater of" death benefit). All transfers, however, will increase your Protected Benefit account value by the total amount of the transfer.

For example:

On December 1st, you purchase a Series CP® contract, make an initial contribution of $100,000 and you also elect the GMIB and the Return

of Principal death benefit. You allocate the entire $100,000 contribution to the Investment account variable investment options and $0 to the Protected Benefit account variable investment options. In effect, you have not started to fund your Guaranteed benefits.

The credit on contributions applied to your contract is $3,000 ($100,000 x 3%), resulting in an initial Investment account value of $103,000.

On December 15th, you decide to fund your Guaranteed benefits by transferring $10,000 to the Protected Benefit account variable investment options. After that transfer, your Protected Benefit account value would be $10,000, but your GMIB benefit base and Return of Principal death benefit base would both be $7,000 ($10,000 – $3,000). This is because credits to your Investment account are always considered transferred first.

How withdrawals affect your Guaranteed benefits

In general, withdrawals from your Protected Benefit account will reduce your Guaranteed benefit bases on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of your current Protected Benefit account value that is being withdrawn and we reduce your current Guaranteed benefit bases by the same percentage.

For example, if your Protected Benefit account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Protected Benefit account value. If your Guaranteed benefit base was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 X .40) and your new Guaranteed benefit base after the withdrawal would be $24,000 ($40,000 – $16,000).

If your Protected Benefit account value is greater than your Guaranteed benefit base, an Excess withdrawal will result in a reduction of your Guaranteed benefit base that will be less than the withdrawal. For example, if your Protected Benefit account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Protected Benefit account value. If your Guaranteed benefit base was $20,000 before the withdrawal, it would be reduced by $8,000 ($20,000 X .40) and your new Guaranteed benefit base after the withdrawal would be $12,000 ($20,000 – $8,000).

A pro rata deduction means that if you take a withdrawal that reduces your Guaranteed benefit bases on a pro rata basis and your Protected Benefit account value is less than your Guaranteed benefit base, the amount of the Guaranteed benefit base reduction will exceed the amount of the withdrawal.

For purposes of calculating the adjustment to your Guaranteed benefit bases, the amount of the withdrawal will include the amount of any applicable withdrawal charge. Using the example above, the $12,000 withdrawal would include the withdrawal amount paid to you and the amount of any applicable withdrawal charge deducted from your Protected Benefit account value. For more information on the calculation of the charge, see "Withdrawal charge" later in this Prospectus.

If you have the GMIB with the Highest Anniversary Value death benefit or the "Greater of" death benefit and you take a withdrawal from your Protected Benefit account, your Highest Anniversary Value benefit base for the respective Guaranteed minimum death benefits will be reduced on a dollar-for-dollar basis by withdrawals up to the Annual withdrawal amount, and on a pro rata basis by Excess withdrawals (including any applicable withdrawal charges). **Note that any withdrawal from your Protected Benefit account in the first contract year in which the Protected Benefit account is funded is an Excess withdrawal.** If you take a withdrawal from your Protected Benefit

account and you do not have the GMIB with the Highest Anniversary Value death benefit, your Highest Anniversary Value benefit base will be reduced on a pro rata basis (including any applicable withdrawal charges).

Withdrawals affect your GMIB benefit base and Roll-up to age 85 benefit base, as follows:

- A withdrawal from your Protected Benefit account in the contract year in which you first fund your Protected Benefit account will reduce your GMIB benefit base and Roll-up to age 85 benefit base on a pro rata basis.

- Beginning with the contract year that follows the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GMIB benefit base.

- Beginning with the contract year that follows the contract year in which you fund your Protected Benefit account and until the contract date anniversary after age 85, if your Lifetime GMIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your Roll-up to age 85 benefit base.

- Beginning on the contract date anniversary after age 85, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount.

- The portion of a withdrawal in excess of your Annual withdrawal amount ("Excess withdrawal") will always reduce your GMIB benefit base and Roll-up to age 85 benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your Protected Benefit account to exceed the Annual withdrawal amount, that portion of the withdrawal that exceeds the Annual withdrawal amount and any subsequent withdrawals from your Protected Benefit account in that contract year will reduce the GMIB benefit base and Roll-up to age 85 benefit base on a pro rata basis.

Withdrawals affect your RMD Wealth Guard death benefit base, as follows:

- The full amount of any withdrawal from your Protected Benefit Account taken before the calendar year in which you turn age 70½ will reduce your RMD Wealth Guard death benefit base on a pro rata basis.

- The full amount of any withdrawal from your Protected Benefit Account taken during your first contract year, even if you turn age 70½ during that year, will reduce your RMD Wealth Guard death benefit base on a pro rata basis.

- The portion of a withdrawal from your Protected Benefit account that exceeds your RMD Wealth Guard withdrawal amount for the calendar year will reduce your RMD Wealth Guard death benefit base on a pro rata basis. This means that once you take a withdrawal that causes the sum of the withdrawals from your Protected Benefit account to exceed your RMD Wealth Guard withdrawal amount, that portion of the withdrawal that exceeds the RMD Wealth Guard withdrawal amount, and any subsequent withdrawals from your Protected Benefit account in that calendar year, will reduce your RMD Wealth Guard death benefit base on a pro rata basis.

- Other than during your first contract year, a withdrawal from your Protected Benefit account beginning with the calendar year in which you turn age 70½ will be treated as a RMD Wealth Guard

withdrawal and will count towards your RMD Wealth Guard withdrawal amount. Withdrawals from your Protected Benefit account up to your RMD Wealth Guard withdrawal amount will not reduce your RMD Wealth Guard death benefit base.

Please see Appendix VII later in this Prospectus for examples of how withdrawals affect your Guaranteed benefit bases. For information on how RMD payments affect your Guaranteed benefits, see "Lifetime required minimum distribution withdrawals" in "Accessing your money" later in this Prospectus. For information on how RMD payments affect your RMD Wealth Guard death benefit, see "RMDs for contracts with the RMD Wealth Guard death benefit" in "Accessing your money" later in this Prospectus. For information about the RMD Wealth Guard death benefit, see "RMD Wealth Guard death benefit" earlier in this Prospectus.

Dropping or changing your Guaranteed benefits

You can drop or change your Guaranteed benefits, subject to our rules. Your ability to do so depends on whether you have funded your Protected Benefit account. If you have not funded your Protected Benefit account, we call this a "pre-funding" drop or change. If you have funded your Protected Benefit account, we call this a "post-funding" drop. Also, in order to make a change to your Guaranteed minimum death benefit, you must meet the eligibility requirements for the new benefit. If you drop a Guaranteed benefit, you will not be permitted to add it back to your contract.

Pre-Funding Drop or Change

Prior to funding your Protected Benefit account, you can drop your GMIB, Guaranteed minimum death benefit, or change your Guaranteed minimum death benefit. For contracts with the GMIB, the Guaranteed minimum death benefit generally cannot be changed without first dropping the GMIB. In Appendix I, we provide a chart that lists the possible Guaranteed benefit combinations under the Retirement Cornerstone® contract and our rules for dropping and changing benefits prior to funding your Protected Benefit account.

Post-Funding Drop

If you funded your Protected Benefit account at issue and contributions to the contract are no longer subject to withdrawal charges, you have the option to drop both your GMIB and Guaranteed minimum death benefit. Also, in some cases, you can drop your GMIB and retain your Guaranteed minimum death benefit. If you funded your Protected Benefit account after issue, you generally cannot drop your Guaranteed benefit(s) until the later of: (i) the contract date anniversary following the date the Protected Benefit account was funded, and (ii) the expiration of the period in which your contract is subject to withdrawal charges.

If you decide to drop all Guaranteed benefits post-funding, we require that you complete the administrative form we provide for this purpose. You must either take a full withdrawal of your Protected Benefit account or make a one-time transfer to the Investment account variable investment options and guaranteed interest option. The Guaranteed benefits and any applicable charges will be terminated as of the business day we receive the properly completed administrative form at our processing office. Please note that when a Guaranteed benefit (other than the Return of Principal death benefit) is dropped on any date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

For contracts with the GMIB, the Guaranteed minimum death benefit cannot be dropped without first dropping the GMIB. In Appendix I,

we provide a chart that lists the possible Guaranteed benefit combinations under the Retirement Cornerstone® contract and our rules for dropping and changing benefits if you have already funded your Protected Benefit account.

If you drop the GMIB from your contract and retain the GMDB, the ATP will no longer be in effect and any account value in the AXA Ultra Conservative Strategy investment option will be allocated according to your instructions on file for the Protected Benefit account. If you drop the GMIB from your contract and do not retain the GMDB and you make a one-time transfer to the Protected Benefit account, any account value in the AXA Ultra Conservative Strategy investment option will be allocated according to your instructions on file for the Investment account (including the guaranteed interest option). Please note that if you drop the GMIB from your contract, you may not retain the "Greater of" GMDB.

Dropping or changing your Guaranteed benefits in the event of a fee change. In the event that we exercise our contractual right to change the fee for the GMIB, "Greater of" death benefit, or RMD Wealth Guard death benefit, you may be given a one-time opportunity to drop your Guaranteed benefits or change your GMDB if it is not yet funded, subject to our rules. You may drop or change your Guaranteed benefits only within 30 days of the fee change notification. If you have funded your Protected Benefit account and wish to drop your Guaranteed benefits, the requirement that all withdrawal charges have expired will be waived. See "Fee changes for the Guaranteed minimum income benefit and "Greater of" death benefit" in "Charges and expenses" and Appendix I "Dropping or changing your Guaranteed benefits" later in this Prospectus for more information.

Guaranteed benefit offers

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. Previously, we made offers to groups of contract owners that provided for an increase in account value in return for terminating their guaranteed death or income benefits. In the future, we may make additional offers to these and other groups of contract owners.

When we make an offer, we may vary the offer amount, up or down, among the same group of contract owners based on certain criteria such as account value , the difference between account value and any applicable benefit base, investment allocations and the amount and type of withdrawals taken. For example, for guaranteed benefits that have benefit bases that can be reduced on either a pro rata or dollar-for-dollar basis, depending on the amount of withdrawals taken, we may consider whether you have taken any withdrawal that has caused a pro rata reduction in your benefit base, as opposed to a dollar-for-dollar reduction. Also, we may increase or decrease offer amounts from offer to offer. In other words, we may make an offer to a group of contract owners based on an offer amount, and, in the future, make another offer based on a higher or lower offer amount to the remaining contract owners in the same group.

If you accept an offer that requires you to terminate a guaranteed benefit, we will no longer charge you for it, and you will not be eligible for any future offers related to that type of guaranteed benefit, even if such future offer would have included a greater offer amount or different payment or incentive.

Inherited IRA beneficiary continuation contract

(Not available for Series CP® contracts)

The Inherited IRA beneficiary continuation contract is intended to provide options to beneficiaries in complying with federal income tax rules. There are a number of limitations on who can purchase the contract, how the contract is purchased, and the features that are available under the contract. A prospective purchaser should seek tax advice before making a decision to purchase the contract.

We offer the Inherited IRA beneficiary continuation contract to eligible beneficiaries under individual retirement arrangements (traditional or Roth) where the original individual retirement account or annuity was not issued by AXA Equitable. The beneficiary may want to change the investments of the "original IRA" inherited from the now-deceased IRA owner, but must take post-death required minimum distribution ("RMD") payments from an IRA that was inherited. The Inherited IRA beneficiary continuation contract has provisions intended to meet post-death RMD rules, which are similar to those of the Beneficiary continuation option ("BCO") restricted to eligible beneficiaries of contracts issued by AXA Equitable. See "Beneficiary continuation option for traditional IRA and Roth IRA contracts only" under "Beneficiary continuation option" in "Payment of death benefit" later in this Prospectus. Further, since the Inherited IRA beneficiary continuation contract is intended to replace the investment originally selected by the now-deceased IRA owner, a prospective purchaser should carefully consider the features and investments available under the Inherited IRA beneficiary continuation contract, and the limitations and costs under the contract in comparison with the existing arrangement before making any purchase decision. Finally, the contract may not be available in all states. Please speak with your financial professional for further information.

Who can purchase an Inherited IRA beneficiary continuation contract

The Inherited IRA beneficiary continuation contract is offered only to beneficiaries of non-AXA Equitable contracts as follows:

- beneficiaries of IRAs who are individuals ("IRA beneficiaries"); and

- eligible non-spousal individual beneficiaries of deceased plan participants in qualified plans, 403(b) plans and governmental employer 457(b) plans ("Non-spousal Applicable Plan beneficiaries"). The purpose is to enable such beneficiaries to elect certain post-death RMD payment choices available to them under federal income tax rules, which may not be offered under the Applicable Plan.

Certain trusts with only individual beneficiaries are treated as individuals and are eligible to purchase the Inherited IRA beneficiary continuation contract if such trust is either an IRA beneficiary or a Non-spousal Applicable Plan beneficiary.

How an Inherited IRA beneficiary continuation contract is purchased

IRA Beneficiary. A traditional Inherited IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary's interest under the deceased owner's original traditional IRA. An Inherited Roth IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary's interest under the deceased owner's original Roth IRA. In this discussion, "you" refers

to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the original traditional or Roth IRA, and not in his/her own right. For this reason, the contract must also contain the name of the deceased owner.

Non-spousal Applicable Plan beneficiary. In the case of a non-spousal beneficiary under a deceased plan participant's Applicable Plan, the Inherited IRA can only be purchased by a direct rollover of the death benefit under the Applicable Plan. In this discussion, "you" refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the deceased plan participant, and not in his/her own right. For this reason, the contract must also contain the name of the deceased plan participant. In this discussion, references to "deceased owner" include "deceased plan participant"; references to "original IRA" include "the deceased plan participant's interest or benefit under the Applicable Plan", and references to "individual beneficiary of a traditional IRA" include "individual non-spousal beneficiary under an Applicable Plan."

Limitations on certain features under the Inherited IRA beneficiary continuation contract

This contract is intended only for beneficiaries who want to take payments at least annually over their life expectancy. These payments generally must begin no later than December 31st of the calendar year following the year the deceased owner died. Beneficiaries who do not want to take annual scheduled payments and want to wait until the 5th year after death to withdraw the entire amount of the Inherited IRA funds should not purchase this contract. Because of the contract's focus on payments, certain features noted below more suitable to long-term accumulation vehicles are not available under this contract.

When the Inherited IRA beneficiary continuation contract is owned by an IRA beneficiary:

- The Inherited IRA beneficiary continuation contract can be purchased even though you have already begun taking post-death RMD payments of your interest as a beneficiary from the deceased owner's original IRA. You should discuss with your own tax adviser when payments must begin or must be made.

- The initial contribution must be a direct transfer from the deceased owner's original IRA and is subject to minimum contribution amounts. See Appendix IX later in this Prospectus for more information.

- Any subsequent contribution must be direct transfers of your interest as a beneficiary from another IRA with a financial institution other than AXA Equitable, where the deceased owner is the same as under the original IRA contract.

- The Inherited IRA contract is designed to pay you at least annually (but you can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner's death and determined on a term certain basis. If you maintain another IRA of the same type (traditional or Roth) of the same deceased owner and you are also taking distributions over your life from that inherited IRA, you may qualify to take an amount from that other inherited IRA which would otherwise satisfy the amount required

to be distributed from the AXA Equitable Inherited IRA contract. If you choose not to take a payment from your Inherited IRA contract in any year, you must notify us in writing before we make the payment from the Inherited IRA contract, and we will not make any future payment unless you request in writing a reasonable time before we make such payment. If you choose to take a required payment from another inherited IRA, you are responsible for calculating the appropriate amount and reporting it on your income tax return. Please feel free to speak with your financial professional, or call our processing office, if you have any questions.

When the Inherited IRA beneficiary continuation contract is owned by a Non-spousal Applicable Plan beneficiary:

- The initial contribution must be a direct rollover from the deceased plan participant's Applicable Plan and is subject to minimum contribution amounts. See Appendix IX later in this Prospectus for more information.

- There are no subsequent contributions.

- You must receive payments at least annually (but can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner's death and determined on a term certain basis.

- You must receive payments from the Inherited IRA contract even if you are receiving payments from another IRA derived from the deceased plan participant.

Features of the Inherited IRA beneficiary continuation contract which apply to either type of owner:

- The beneficiary of the original IRA (or the Non-spousal Applicable Plan beneficiary) will be the annuitant under the Inherited IRA beneficiary continuation contract. In the case where the beneficiary is a "see-through trust," the oldest beneficiary of the trust will be the annuitant.

- An Inherited IRA beneficiary continuation contract is not available for owners over age 70.

- You may make transfers among the investment options, as permitted.

- You may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Withdrawal charges may apply as described in "Charges and expenses" later in this Prospectus.

- If you have the Return of Principal death benefit or the Highest Anniversary Value death benefit, amounts withdrawn from the contract to meet RMDs will reduce the benefit base and may limit the utility of the benefit(s).

- The GMIB, Spousal continuation, automatic investment program, automatic payment plans and systematic withdrawals are not available under the Inherited IRA beneficiary continuation contract.

- Upon your death, your beneficiary has the option to continue taking RMDs based on your remaining life expectancy or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment. If

your beneficiary elects to continue to take distributions, withdrawal charges (if applicable) will no longer apply. If you have a Guaranteed minimum death benefit, it will no longer be in effect and any applicable charge for such benefit will stop.

- When you die, we will pay your beneficiary the Investment account value and the greater of the Protected Benefit account value or the applicable death benefit.

Your right to cancel within a certain number of days

If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund. To exercise this cancellation right, you must notify us with a signed letter of instruction electing this right, to our processing office within 10 days after you receive your contract. If state law requires, this "free look" period may be longer. Other state variations may apply. For a state-by-state description of all material variations of this contract, including specific information on your "free look" period, see Appendix V later in this Prospectus.

Generally, your refund will equal your Total account value under the contract on the day we receive notification of your decision to cancel the contract and will reflect (i) any investment gain or loss in the variable investment options (less the daily charges we deduct), (ii) any guaranteed interest in the guaranteed interest option, and (iii) any interest in the account for special dollar cost averaging (if applicable), through the date we receive your contract. Some states, however, require that we refund the full amount of your contribution (not reflecting (i), (ii) or (iii) above). In addition, in some states, the amount of your refund (either your account value or the full amount of your contributions), and the length of your "free look" period, depend on whether you purchased the contract as a replacement. Please refer to your contract or supplemental materials or contact us for more information. For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

When required by applicable law to return the full amount of your contribution, we will return the greater of your contribution or your contract's cash value.

For Series CP® contract owners, please note that you will forfeit the Credit by exercising this right of cancellation.

We may require that you wait six months before you may apply for a contract with us again if:

- you cancel your contract during the free look period; or

- you change your mind before you receive your contract whether we have received your contribution or not.

Please see "Tax information" later in this Prospectus for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract. Please see "Tax information," later in this Prospectus.

2. Determining your contract's value

Your account value and cash value

Your "Total account value" is the total of: (i) the Protected Benefit account value, and (ii) the Investment account value. Your "Protected Benefit account value" is the total value you have in: (i) the Protected Benefit account variable investment options, and (ii) amounts in a Special DCA program designated for the Protected Benefit account variable investment options. Your "Investment account value" is the total value you have in: (i) the Investment account variable investment options, (ii) the guaranteed interest option, and (iii) amounts in a Special DCA program designated for the Investment account variable investment options and the guaranteed interest option. See "What are your investment options under the contract?" in "Contract features and benefits" for a detailed list of the Protected Benefit account variable investment options and Investment account variable investment options.

Your contract also has a "cash value." Your contract's cash value is equal to the Total account value, less: (i) the total amount or a pro rata portion of the annual administrative charge, as well as any optional benefit charges; and (ii) any applicable withdrawal charges. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.

Your contract's value in the variable investment options

Each variable investment option (including the AXA Ultra Conservative Strategy investment option) invests in shares of a corresponding Portfolio. Your value in each variable investment option (including the AXA Ultra Conservative Strategy investment option) is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding Portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option (including the AXA Ultra Conservative Strategy investment option) depends on the investment performance of that option, less daily charges for:

(i)   operations expenses;

(ii) administration expenses; and

(iii) distribution charges.

On any day, your value in any variable investment option (including the AXA Ultra Conservative Strategy investment option) equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day's value for one unit. The number of your contract units in any variable investment option (including the AXA Ultra Conservative Strategy investment option) does not change unless they are:

(i)   increased to reflect subsequent contributions (plus the Credit for Series CP® contracts);

(ii) decreased to reflect withdrawals (plus withdrawal charges, if applicable); or

(iii) increased to reflect transfers into, or decreased to reflect a transfer out of, a variable investment option.

In addition, when we deduct any Guaranteed benefit charge, the number of units credited to your contract will be reduced. Your units are also reduced when we deduct the annual administrative charge. A description of how unit values are calculated can be found in the SAI.

Your contract's value in the guaranteed interest option

Your value in the guaranteed interest option at any time will equal: your contributions and transfers to that option, plus interest, minus transfers and withdrawals out of the option, and charges we deduct.

Your contract's value in the account for special dollar cost averaging

(For Series B and Series L contracts only)

Your value in the account for special dollar cost averaging at any time will equal your contribution allocated to that option, plus interest, minus any amounts that have been transferred to the variable investment options you have selected, and charges we deduct.

Effect of your account values falling to zero

In general, your contract will terminate without value if your Total account value falls to zero as the result of withdrawals, or the payment of any applicable charges when due, or a combination of two, as described below:

- If you have Investment account value only and it falls to zero as the result of withdrawals or the payment of any applicable charges, your contract will terminate.

- Your Return of Principal, Highest Anniversary Value, and "Greater of" Guaranteed minimum death benefits will terminate without value if your Protected Benefit account value falls to zero as the result of withdrawals or the payment of any applicable charges. This will happen whether or not you also have the GMIB or receive Lifetime GMIB payments. Unless you have amounts allocated to your Investment account, your contract will also terminate.

- If you have the RMD Wealth Guard death benefit and your Protected Benefit account value falls to zero, the RMD Wealth Guard death benefit will terminate. You will be eligible for a refund of 10% of your total contributions and transfers to the Protected Benefit account *less* the dollar amount of any Excess RMD withdrawals you have taken. For more information, see "RMD Wealth Guard Refund feature" in "Contract Features and Benefits" earlier in this Prospectus. Your contract will terminate, unless you have amounts allocated to the Investment account. Any remaining RMD payments from the Investment account will

continue uninterrupted from the Investment account, beginning in the calendar year the Protected Benefit account falls to zero. See "RMD Wealth Guard death benefit" in "Contract features and benefits" earlier in this Prospectus and "Tax information" later in the Prospectus for more information.

- If you have the GMIB and your Protected Benefit account value falls to zero as the result of the payment of any applicable charges or a withdrawal that is not an Excess withdrawal, you will receive Lifetime GMIB payments if the no lapse guarantee is still in effect, in accordance with the terms of the GMIB. Unless you have amounts allocated to your Investment account, your contract will also terminate.

- If your Protected Benefit account value falls to zero due to an Excess withdrawal, your GMIB will terminate and you will not receive Lifetime GMIB payments. Unless you have amounts allocated to your Investment account, your contract will also terminate.

Certain withdrawals, even one that does not cause your Total account value to fall to zero, will be treated as a request to surrender your contract and terminate your Guaranteed minimum death benefit. See "Withdrawals treated as surrenders" in "Accessing your money."

As discussed earlier in this Prospectus, we reserve the right to discontinue or limit your ability to make subsequent contributions to the contract or subsequent transfers or contributions to the Protected Benefit account variable investment options, either directly or through a Special DCA program. If we exercise this right, you will not have the ability to fund the contract and any Guaranteed benefits in order to avoid contract and/or Guaranteed benefit termination.

Withdrawals and/or deductions of charges during or following a period of poor market performance in which your account values decrease, increases the possibility that such a withdrawal or deduction could cause your account values to fall to zero.

3. Transferring your money among investment options

Transferring your account value

At any time before the date annuity payments are to begin, you can transfer some or all of your Total account value among the investment options, subject to the following:

- You may not transfer any amount to a Special DCA program.

- Amounts allocated to the Investment account variable investment options or guaranteed interest option can be transferred among the Investment account variable investment options. If you elect the "Greater of" GMDB, you may transfer amounts allocated to the Investment account variable investment options and the guaranteed interest option to the Protected Benefit account variable investment options through age 70 or, if later, until your first contract date anniversary. If you do not elect the "Greater of" GMDB and you select the GMIB, you may transfer amounts allocated to the Investment account variable investment options and the guaranteed interest option to the Protected Benefit account variable investment options through age 80 or, if later, until your first contract date anniversary. Transfers into your Protected Benefit account will be allocated in accordance with your allocation instructions on file. See the limitations on amounts that may be transferred out of the guaranteed interest option below.

- If you elect the RMD Wealth Guard death benefit, you may transfer amounts allocated to the Investment account variable investment options and the guaranteed interest option to the Protected Benefit account variable investment options at any time prior to your 69th birthday, or if later, until 90 days after your contract date, subject to the rules and limitations described below:

  — If you are under age 65, you may transfer 100% of your Investment account value variable investment options to the Protected Benefit account variable investment options.

  — If you were age 20-64 on your contract date, and are now age 65 or older, the maximum amount you may transfer to the Protected Benefit account is equal to your Investment account value as of the transaction date minus your total contributions to the Investment account from age 65 through age 68. For purposes of this calculation, "total contributions" excludes (i) contributions you made to the Investment account prior to your first contract date anniversary; and (ii) for Series CP® contracts, any credit and Earnings bonus amounts added to the Investment account.

    For example, assume you were 64½ on your contract date, you elected the RMD Wealth Guard death benefit, you are now 68 years old and your Investment account value on the date of your transfer request is $30,000. Further assume that your total contributions to the Investment Account from age 65 to 68 were equal to $20,000, but of that amount $5,000 was contributed before your first contract date anniversary. The maximum amount you may

transfer from the Investment account variable investment options to the Protected Benefit account variable investment options is $15,000 ($30,000 - ($20,000 - $5,000)).

  — If you elected the RMD Wealth Guard death benefit and were age 65-68 on your contract date, you may transfer 100% of your Investment account value variable investment options to the Protected Benefit account variable investment options.

- Amounts invested in the Protected Benefit account variable investment options can only be transferred among the Protected Benefit account variable investment options. Transfers out of the Protected Benefit account variable investment options into the Investment account variable investment options or guaranteed interest option are not permitted. However, if the owner elects to drop all Guaranteed benefits, the entire Protected Benefit account value must be withdrawn from the contract or transferred into the Investment account variable investment options or guaranteed interest option. See "Dropping or changing your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus. See the limitations on amounts that may be transferred into the guaranteed interest option below.

- **Once a withdrawal is taken from your Protected Benefit account, you cannot make additional contributions to your Protected Benefit account. You may, however, be able to continue to make transfers from your Investment account to the Protected Benefit account variable investment options until such time you make a subsequent contribution to your Investment account at which point transfers into the Protected Benefit account will no longer be available.** A subsequent contribution received by us in the first 90 calendar days after your contract is issued will not be counted towards shutting down transfers to your Protected Benefit account. See "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus.

- You may not transfer any amount to the AXA Ultra Conservative Strategy investment option.

- Beginning in the contract year that follows the contract year in which you first fund your Protected Benefit account and until the contract date anniversary through age 70, you may elect to have 100% of your Protected Benefit account value in the AXA Ultra Conservative Strategy investment option transferred out and allocated according to your allocation instructions on file for the Protected Benefit account. You may only initiate this transfer once per contract year and you must make this election using our required form. This election is called the ATP exit option. See "Asset transfer program ("ATP")" in "Contract features and benefits" for more information.

- A transfer into the guaranteed interest option will not be permitted if such transfer would result in more than 25% of the Total

account value being allocated to the guaranteed interest option, based on the Total account value as of the previous business day. This restriction is waived for amounts transferred from a dollar cost averaging program into the guaranteed interest option.

- We reserve the right to restrict transfers into and among variable investment options, including limitations on the number, frequency, or dollar amount of transfers.

- We may charge a transfer charge for any transfers in excess of 12 transfers in a contract year. For more information, see "Transfer charge" under "Charges that AXA Equitable deducts" in "Charges and expenses" later in this Prospectus.

- For transfer restrictions regarding disruptive transfer activity, see "Disruptive transfer activity" below.

- The maximum amount that may be transferred from the guaranteed interest option to any investment option (including amounts transferred pursuant to the fixed-dollar option and interest sweep option dollar cost averaging programs described under "Allocating your contributions" in "Contract features and benefits" earlier in this Prospectus) in any contract year is the greatest of:

  (a) 25% of the amount you have in the guaranteed interest option on the last day of the prior contract year; or

  (b) the total of all amounts transferred at your request from the guaranteed interest option to any of the investment options in the prior contract year; or

  (c) 25% of amounts transferred or allocated to the guaranteed interest option during the current contract year.

From time to time, we may remove the restrictions regarding transferring amounts out of the guaranteed interest option. If we do so, we will tell you by way of a supplement to this Prospectus. We will also tell you at least 45 days in advance of the day that we intend to reimpose the transfer restrictions. When we reimpose the transfer restrictions, if any dollar cost averaging transfer out of the guaranteed interest option causes a violation of the 25% outbound restriction, that dollar cost averaging program will be terminated for the current contract year. A new dollar cost averaging program can be started in the next or subsequent contract years.

You may request a transfer in writing (using our specific form), through Online Account Access. You must send in all written transfer requests on the specific form we provide directly to our processing office. We will confirm all transfers in writing.

Please see "Allocating your contributions" in "Contract features and benefits" for more information about your role in managing your allocations.

Disruptive transfer activity

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying Portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying Portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a Portfolio to maintain larger amounts of cash or to liquidate Portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a Portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the Portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a Portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a Portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than Portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting Portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying Portfolios for more information on how Portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying Portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners; and (4) these procedures do not apply to the AXA Ultra Conservative Strategy Portfolio.

We offer investment options with underlying Portfolios that are part of AXA Premier VIP Trust and EQ Advisors Trust (together, the "affiliated trusts"), as well as investment options with underlying Portfolios of outside trusts with which AXA Equitable has entered participation agreements (the "unaffiliated trusts" and, collectively with the affiliated trusts, the "trusts"). The affiliated trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of Portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each Portfolio on a daily basis. On any day when a Portfolio's net inflows or outflows exceed an established monitoring threshold, the affiliated trust obtains from us contract owner trading activity. The affiliated trusts currently consider transfers into and out of (or vice

versa) the same variable investment option within a five business day period as potentially disruptive transfer activity.

When a contract is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

Each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If an unaffiliated trust advises us that there may be disruptive activity from one of our contract owners, we will work with the unaffiliated trust to review contract owner trading activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its Portfolios. Please see the prospectuses for the trusts for more information.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

Rebalancing among your Investment account variable investment options and guaranteed interest option

We offer two rebalancing programs that you can use to automatically reallocate your Investment account value among your Investment account variable investment options and the guaranteed interest option. Option I allows you to rebalance your Investment account value among the Investment account variable investment options. Option II allows you to rebalance your Investment account value among the Investment account variable investment options and the guaranteed interest option.

To enroll in one of our rebalancing programs, you must notify us in writing or through Online Account Access and tell us:

(a) the percentage you want invested in each investment option (whole percentages only), and

(b) how often you want the rebalancing to occur (quarterly, semi-annually, or annually on a contract year basis)

Rebalancing will occur on the same day of the month as the contract date. If a contract is established after the 28th, rebalancing will occur on the first business day of the month following the contract date. If you elect quarterly rebalancing, the rebalancing in the last quarter of the contract year will occur on the contract date anniversary.

Once it is available, you may elect or terminate the rebalancing program at any time. You may also change your allocations under the program at any time. Once enrolled in the rebalancing program, it will remain in effect until you instruct us in writing to terminate the program. Requesting an investment option transfer while enrolled in our rebalancing program will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your program. Changes to your allocation instructions for the rebalancing program (or termination of your enrollment in the program) must be in writing and sent to our processing office. Termination requests can be made online through Online Account Access. See "How to reach us" in "Who is AXA Equitable?" earlier in this Prospectus. There is no charge for the rebalancing feature.

Rebalancing does not assure a profit or protect against loss. You should periodically review your allocation percentages as your needs change. You may want to discuss the rebalancing program with your financial professional before electing the program.

While your rebalancing program is in effect, we will transfer amounts among the applicable investment options so that the percentage of your Investment account value that you specify is invested in each option at the end of each rebalancing date.

If you select Option II, you will be subject to our rules regarding transfers from the guaranteed interest option to the Investment account variable investment options. These rules are described in "Transferring your account value" earlier in this section. Under Option II, a transfer into or out of the guaranteed interest option to initiate the rebalancing program will not be permitted if such transfer would violate these rules. If this occurs, the rebalancing program will not go into effect.

You may not elect Option II if you are participating in any dollar cost averaging program. You may not elect Option I if you are participating in special money market dollar cost averaging or general dollar cost averaging.

Our optional rebalancing programs are not available for amounts allocated to the Protected Benefit account variable investment options. For information about rebalancing among the Protected Benefit account variable investment options, see the section below.

Rebalancing among your Protected Benefit account variable investment options

You can rebalance your Protected Benefit account value by submitting a request to rebalance as of the date we receive your request, however, scheduled recurring rebalancing is not available. Therefore, any subsequent rebalancing transactions would require a subsequent rebalancing request. Your rebalance request must

indicate the percentage you want rebalanced in each investment option (whole percentages only). You can rebalance only to the investment options available in your Protected Benefit account.

When we rebalance your Protected Benefit account, we will transfer amounts among the investment options so that the percentage of your account value in each option at the end of the rebalancing date matches the most recent allocation instructions that we have on file. Rebalancing does not assure a profit or protect against loss, so you should periodically review your allocation percentages as your needs change. Amounts in the AXA Ultra Conservative Strategy investment option are excluded from rebalancing.

Systematic transfer program

Under the systematic transfer program, you may elect to have amounts from the Investment account variable investment options and the guaranteed interest option transferred to the Protected Benefit account variable investment options. This can be done on a quarterly, semi-annual or annual basis. There are four transfer options available under this program.

Please check with your financial professional or one of our customer service representatives regarding the availability of our Systematic transfer program options.

(i) *Fixed dollar.* Under this option, you can transfer a specified dollar amount, subject to a minimum of $50. The dollar amount you select cannot be changed while the program is in effect. If your Investment account value on the transfer date is $50 or less, and you have not elected the systematic transfer program to be in effect for a specified period of time, we will transfer the entire amount and the program will end.

(ii) *Fixed percentage.* Under this program, you can transfer a specified percentage of your Investment account as of the date of the transfer. The percentage you select cannot be changed while the program is in effect. If your Investment account value on the transfer date is $50 or less, and you have not elected the systematic transfer program to be in effect for a specified period of time, we will transfer the entire amount and the program will end.

(iii) *Transfer the gains.* Under this option, you can transfer amounts in excess of your "total net contributions" (described below) made to the Investment account as of the date of the transfer. The calculated amount to be transferred must be $50 or greater in order for the transfer to occur. If you elect this option after issue, the first transfer will be for all gains in the Investment account as of the date of the transfer. If there are no gains in the Investment account, a transfer will not occur.

(iv) *Transfer the gains in excess of a specified percentage.* Under this option, you can transfer amounts in excess of a specified percentage of your "total net contributions" (described below) made to the Investment account as of the date of the sweep. There is no restriction on the maximum percentage you can request, however, the specified percentage cannot be changed while the program is in effect. Also, the calculated amount to be transferred must be $50 or greater in order for the transfer to occur. If you elect this option after issue, the first transfer will be for all gains in the Investment account in excess of a specified percentage. If there are no gains in the Investment account, a transfer will not occur.

For all options, you may elect the systematic transfer program to be in effect for a specified period of time. If you elect the systematic transfer program to be in effect for a specified period of time, the program will continue in effect until the end of the specified period of time or, if earlier, the date you are no longer eligible to transfer amounts into the Protected Benefit account. Any contributions made to the Investment account while the program is in effect will be subject to transfer or sweep to the Protected Benefit account until the date you are no longer eligible to transfer amounts into the Protected Benefit account.

For options (iii) and (iv), the "net contribution amount" is the total contributions made to the Investment account, adjusted for withdrawals (and any applicable withdrawal charges) and all transfers to the Protected Benefit account. All subsequent contributions made to the Investment account will increase the net contribution amount by the dollar amount of the contribution as of the transaction date of the contribution. All withdrawals and ad hoc transfers from the Investment account will be withdrawn or transferred — gains first. The net contribution amount will only be reduced by a withdrawal (and any applicable withdrawal charges) or transfer to the extent that the withdrawal or transfer is in excess of "gains" in the Investment account on the date of the transfer. For this purpose, "gains" is equal to the Investment account value immediately prior to the withdrawal or transfer in excess of net contribution.

Please note the following under the Systematic transfer program:

- As noted above, transfers can be made on a quarterly, semi-annual or annual basis. You can choose a start date for transfers but it cannot be later than the 28th day of the month or later than one year from the date you enroll. The frequency for transfers cannot be changed while the program is in effect. If you decide you want to change the frequency of transfers, you must cancel your current program and re-enroll in the program.

- For Series CP® contracts, any credits and Earnings bonus applied to the Investment account will not be part of the net contribution amount. The total amount of credit and Earnings bonus applied to the Investment account will be considered transferred to the Protected Benefit account first before any earnings are transferred under our Systematic transfer program.

- Each transfer will be pro-rated from all of your investment options in the Investment account, except for amounts allocated to a Special DCA program. If either option (iii) or (iv) is selected and there are amounts allocated to a Special DCA program, the calculation of the sweep will use your Investment account value (including any amounts in the Special DCA program that are designated for future transfers to the Investment account). However, once the amount to be transferred is calculated, the transfer will be pro-rated from the Investment account variable investment options and the Guaranteed interest option. No amounts will be transferred from the Special DCA program.

- Under the Fixed percentage option, the calculation of the transfer will not include any amounts in the Special DCA program and the transfer will be pro-rated from the Investment account variable investment options and the guaranteed interest option.

- All transfers to the Protected Benefit account variable investment options will be in accordance with your allocation instructions on file.

- An ad hoc transfer from the Investment account to the Protected Benefit account that is not part of the Systematic transfer program will not terminate the program. Please note, however, that a transfer under options (iii) or (iv) could decrease the net contribution amount that is used to determine the gains on each transfer date.

- You can only have one Systematic transfer program in effect at any one time.

- You can cancel your Systematic transfer program at any time.

- Transfers under your Systematic transfer program do not count toward the transfers under the contract that may be subject to a transfer charge.

- The Systematic transfer program is available with any dollar cost averaging program available under your contract.

- You can elect a rebalancing program for your Investment account value while the Systematic transfer program is in effect. If a rebalancing transaction date and Systematic transfer program transaction date happen to be on the same Business day, the transfer under the Systematic transfer program will be processed first. Then, we will process the rebalancing of your Investment account value.

- If all Guaranteed benefits are dropped post-funding of the Protected Benefit account, your Systematic transfer program will be terminated.

- If we exercise our right to discontinue contributions and/or transfers to the Protected Benefit account variable investment options, or if you are unable to make subsequent contributions and/or transfers to the Protected Benefit account variable investment options due to any other contribution or transfer restriction, your Systematic transfer program will be terminated.

- If you make a contribution to your Investment account following your first withdrawal from the Protected Benefit account, your Systematic transfer program will be terminated.

- Transfers under a Systematic transfer program are subject to the limitations specified in "Transferring your account value" earlier in this section.

4. Accessing your money

Withdrawing your account value

You have several ways to withdraw your Total account value before payments begin. The table below shows the methods available under each type of contract.

Your account value could become insufficient due to withdrawals and/or poor market performance. For information on how withdrawals affect your Guaranteed benefits and potentially cause your contract to terminate, please see "Effect of your account values falling to zero" in "Determining your contract's value" earlier in this Prospectus and "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus.

If you take a withdrawal from the Protected Benefit account variable investment options, the withdrawal may impact your existing benefits and you will no longer be permitted to make subsequent contributions into the Protected Benefit account variable investment options. The first withdrawal from your Protected Benefit account may also affect the applicable Roll-up rate used in calculating certain Guaranteed benefits. See "How you can purchase and contribute to your contract" and "Annual Roll-up rate" and "Deferral Roll-up rate" under "Guaranteed minimum income benefit" in "Contract features and benefits" earlier in this Prospectus and "Rules regarding contributions to your contract" in Appendix IX later in this Prospectus for more information.

	Method of withdrawal				
Contract[1]	Automatic payment plans[2]	Partial	Systematic[3]	Pre-age 59 ½ substantially equal	Lifetime required minimum distribution
NQ	Yes	Yes	Yes	No	No
Traditional IRA	Yes	Yes	Yes	Yes	Yes
Roth IRA	Yes	Yes	Yes	Yes	No
Inherited IRA	No	Yes	No	No	Yes[4]
QP[5]	Yes	Yes	No	No	No
SEP IRA	Yes	Yes	Yes	Yes	Yes

(1) Please note that not all contract types are available under all contracts in the Retirement Cornerstone® Series.

(2) Available for contracts with GMIB only.

(3) Available for withdrawals from your Investment account variable investment options and guaranteed interest option only.

(4) The contract (whether traditional IRA or Roth IRA) pays out post-death required minimum distributions. See "Inherited IRA beneficiary continuation contract" in "Contract features and benefits" earlier in this Prospectus.

(5) All payments are made to the plan trust as the owner of the contract. See "Appendix II: Purchase considerations for QP contracts" later in this Prospectus.

Automatic payment plans

(For contracts with GMIB)

You may take automatic withdrawals from your Protected Benefit account under either the Maximum payment plan or the Customized payment plan, as described below. Under either plan, you may take withdrawals on a monthly, quarterly or annual basis. The first payment date cannot be more than one full payment period from the date the enrollment form is received at our processing office. If a later date is specified, we will not process your enrollment form. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next contract date anniversary. All withdrawals from an Automatic payment plan count toward your free withdrawal amount.

You may elect either the Maximum payment plan or the Customized payment plan beginning in the contract year that follows the contract year in which you first fund your Protected Benefit account. You must wait at least 28 days from enrollment in a plan before automatic payments begin. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your contract date anniversary.

Each scheduled payment cannot be less than $50. If scheduled payments would be less than $50, the program will be terminated. This applies even if an RMD withdrawal causes the reduction of scheduled amounts below $50. Scheduled payments are taken pro rata from all Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option). Scheduled payments are not taken out of the Special DCA programs.

If you take a partial withdrawal while an automatic payment plan is in effect:

After scheduled payments begin, a partial withdrawal (together with all withdrawals to date in the contract year) that exceeds the Annual withdrawal amount will terminate the program. You may set up a new program immediately, but it will not begin until the next contract year.

After scheduled payments begin, a partial withdrawal (together with all withdrawals to date in the contract year) that is less than or equal to the Annual withdrawal amount may cause payments to be suspended until the next contract year once the full Annual withdrawal amount for that contract year has been paid out. After a partial withdrawal is taken, you will continue to receive scheduled payments without a disruption in payments until the Annual withdrawal amount is paid out. After the full Annual withdrawal amount has been paid out, the program will be suspended for the remainder of the contract year.

Maximum payment plan

If you have funded the GMIB, the Maximum payment plan is available beginning in the contract year that follows the contract year in which you first fund your Protected Benefit account. Under the Maximum payment plan, you can request us to pay you the Annual withdrawal amount as scheduled payments. The payment amount may increase or decrease annually as the result of a change in the Annual Roll-up rate. Also, the payment amount may increase as the result of a reset of your GMIB benefit base.

For monthly or quarterly payments, the Annual withdrawal amount will be divided by 12 or 4 (as applicable). The program is designed to pay

the entire Annual withdrawal amount in each contract year, regardless of whether the program is started at the beginning of the contract year or on some other date during the contract year. Consequently, a program that commences on a date other than during the first month or quarter, as applicable, following a contract date anniversary will account for any payments that would have been made since the beginning of the contract year, as if the program were in effect on the contract date anniversary. A catch-up payment will be paid for the number of payment dates that have elapsed from the beginning of the contract year up to the date the enrollment is processed. The catch-up payment is made immediately when the Maximum payment plan enrollment is processed. Thereafter, scheduled payments will begin one payment period later.

A partial withdrawal taken in the same contract year prior to enrollment in the Maximum payment plan will have the following effect:

• If the amount of the partial withdrawal is more than the Annual withdrawal amount, we will not process your enrollment form.

• If the amount of the partial withdrawal is less than the Annual withdrawal amount, then the partial withdrawal will be factored into the Maximum payment plan payments for that contract year.

• Annual frequency: If the amount of the partial withdrawal is less than the Annual withdrawal amount, the remaining Annual withdrawal amount is paid on the date the enrollment form is processed or a later date selected by the owner. You may not select a date later than the next contract date anniversary.

• A partial withdrawal that is taken after you are enrolled in the program but before the first payment is made terminates the program.

Customized payment plan

Please check with your financial professional or one of our customer service representatives regarding the availability of our Customized payment plan options.

If you have funded the GMIB, the Customized payment plan is available beginning in the contract year that follows the contract year in which you first fund your Protected Benefit account. Currently, any of the following five Customized payment plan options can be elected. For options that are based on a withdrawal percentage, the specified percentage is applied to your GMIB benefit base as of the most recent contract date anniversary. See "Annual withdrawal amount" in "Guaranteed minimum income benefit" under "Contract features and benefits" earlier in this Prospectus.

The following payment options can be elected under the Customized payment plan. For options (i)-(iii) and (v), your payment may increase or decrease annually as the result of a change in the Annual Roll-up rate. Also, the payment amount may increase as the result of a reset of your GMIB benefit base.

(i)   Guaranteed minimum percentage: You can request us to pay you as scheduled payments a withdrawal amount based on a withdrawal percentage that is fixed at the lowest guaranteed Annual Roll-up rate of 3% under the GMIB Multi-Year Lock or 4% under the GMIB Two-Year Lock (depending on the Rate-Hold option you select).

(ii)   Fixed percentage below the Annual Roll-up rate: You can request us to pay you as scheduled payments a withdrawal amount based on the applicable Annual Roll-up rate **minus** a

fixed percentage for each contract year. If in any contract year the calculation would result in a payment that is less than 4%, your withdrawal percentage for that contract year will be 4%. In other words, the withdrawal percentage can never be less than 4%. Your percentage requests must be in increments of 0.50%.

(iii)   Fixed percentage: You can request us to pay you as scheduled payments a withdrawal amount based on a fixed percentage. The percentage may not exceed the Annual Roll-up rate in any contract year. If in any contract year the fixed percentage is greater than your Annual Roll-up rate for that contract year, we will pay you only the Annual withdrawal amount as scheduled payments for that contract year. Your percentage requests must be in increments of 0.50%.

(iv)   Fixed dollar amount: You can request us to pay you as scheduled payments a fixed dollar withdrawal amount each contract year. The fixed dollar amount may not exceed your Annual withdrawal amount in any contract year. If in any contract year the fixed dollar amount is greater than your Annual withdrawal amount, we will pay you as scheduled payments only your Annual withdrawal amount.

(v)   Fixed dollar amount or fixed percentage from both your Protected Benefit account and your Investment account: You can request us to pay you a fixed dollar amount or fixed percentage as scheduled payments that may be greater than your Annual withdrawal amount. The Annual withdrawal amount will be withdrawn from your Protected Benefit account. We will pay you any requested amount that is in excess of your Annual withdrawal amount from your Investment account. If in any contract year there is insufficient value in the Investment account to satisfy your requested fixed dollar or fixed percentage withdrawal, we will pay you the maximum amount that can be withdrawn from your Annual withdrawal amount and your Investment account as scheduled payments for that contract year even though this amount will be less than you requested.

For examples on how the Automatic payment plans work, please see Appendix VI. For examples of how withdrawals affect your Guaranteed benefit bases, see Appendix VII later in this Prospectus.

If you elect the ATP exit option while the Customized payment plan is in effect and the GMIB benefit base is adjusted, the Customized payment plan will operate in the same manner as though a partial withdrawal had been taken and may cause payments to be suspended in the next contract year if a scheduled payment would exceed the Annual withdrawal amount.

Partial withdrawals and surrenders
(All contracts)

You may take partial withdrawals from your contract at any time. All withdrawal requests must be made on a specific form provided by us. Please see "How to reach us" under "Who is AXA Equitable?" earlier in this Prospectus for more information. Currently, the minimum withdrawal amount is $300. For discussion on how amounts can be withdrawn, see "How withdrawals are taken from your Total account value" below. You can also surrender your contract at any time.

Partial withdrawals will be subject to a withdrawal charge if they exceed the free withdrawal amount. For more information, see "Free withdrawal amount" in "Charges and expenses" later in this Prospectus.

Any request for a partial withdrawal that results in an Excess withdrawal will suspend your participation in either the Maximum payment plan or Customized payment plan.

Systematic withdrawals
(All contracts except Inherited IRA and QP)

You may take systematic withdrawals of a particular dollar amount, a particular percentage of, or a specific investment option from your Investment account variable investment options and guaranteed interest option. If there is insufficient account value in the specific investment option you elected, your systematic withdrawals will continue from the remaining Investment account variable investment option or the guaranteed interest option on a pro rata basis.

If your contract is subject to withdrawal charges, you may take systematic withdrawals on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your Investment account value: 0.8% monthly, 2.4% quarterly and 10.0% annually. The minimum amount you may take in each systematic withdrawal is $250. If the amount withdrawn would be less than $250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.

If the withdrawal charges on your contract have expired, you may elect a systematic withdrawal option in excess of percentages described in the preceding paragraph, up to 100% of your Investment account value. **However, if you elect a systematic withdrawal option in excess of these limits, and make a subsequent contribution to your Investment account, the systematic withdrawal option will be terminated.** You may then elect a new systematic withdrawal option within the limits described in the preceding paragraph.

If you elect our systematic withdrawal program, you may request to have your withdrawals made on any day of the month, subject to the following restrictions:

- You must select a date that is more than three calendar days prior to your contract date anniversary; and

- You cannot select the 29th, 30th or 31st.

If you do not select a date, we will make the withdrawals the same day of the month as the day we receive your request to elect the program, subject to the same restrictions listed above. If you have also elected a GMIB Automatic payment plan, unless you instruct us otherwise, your systematic withdrawal option withdrawals will be on the same date as your automatic payment plan. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin.

You may elect to take systematic withdrawals at any time. If you own an IRA contract, you may elect this withdrawal method only if you are between ages 59 1/2 and 70 1/2.

If the systematic withdrawal option is elected with an Automatic payment plan, the payment frequency will be the same as the Automatic payment plan.

You may change the payment frequency, or the amount or the percentage of your systematic withdrawals, once each contract year. However, you may not change the amount or percentage in any contract year in which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time.

If you take a partial withdrawal while you are taking systematic withdrawals, your systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option.

Systematic withdrawals are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal amount previously taken in the same contract year, the systematic withdrawal exceeds the free withdrawal amount.

Substantially equal withdrawals
(Traditional IRA, Roth IRA and SEP IRA contracts only)

We offer our "substantially equal withdrawals option" to allow you to receive distributions from your contract without triggering the 10% additional federal income tax penalty, which normally applies to distributions made before age 59 1/2. Substantially equal withdrawals are also referred to as "72(t) exception withdrawals". See "Tax information" later in this Prospectus. The substantially equal withdrawals option is available only if 100% of your Total account value is allocated to either the Protected Benefit account or the Investment account. This option is not available if your Total account value is split between the Protected Benefit account and the Investment account at the time you elect this option. If you elect to take substantially equal withdrawals, you may not elect any other automated withdrawal program. Once you have elected substantially equal withdrawals, amounts can be allocated to either or both the Investment account and the Protected Benefit account.

If you elect our substantially equal withdrawals option, we calculate the permissible distributions for you using one of the IRS-approved methods for doing this. You should be aware that the portion of any withdrawal from the Protected Benefit account that is in excess of the Annual withdrawal amount will reduce the benefit base(s) for your Guaranteed benefits on a pro rata basis as of the date of the withdrawal. See "How withdrawals affect your Guaranteed benefits" and "Annual withdrawal amount" under "Guaranteed minimum income benefit" in "Contract features and benefits" for more information.

Our substantially equal withdrawals option is not the exclusive method of meeting the penalty exception. After consultation with your tax adviser, you may decide to use any permissible method. If you do not elect our substantially equal withdrawals option, you would have to compute withdrawal amounts yourself and request partial withdrawals.

Once you begin to take substantially equal withdrawals, you should not do any of the following until after the later of age 59 1/2 or five full years after the first withdrawal: (i) stop them; (ii) change the pattern of your withdrawals (for example, by taking an additional partial withdrawal); or (iii) contribute any more to the contract. If you alter the pattern of withdrawals, you may be liable for the 10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the penalty.

Making additional contributions to the contract is treated as changing the pattern of withdrawals. It does not matter whether the additional contributions are made by direct transfer or rollover; nor does it matter if they are made to the Investment account or the Protected Benefit account. Because the penalty exception method does not permit additional contributions or payment changes to restore any Guaranteed benefit base under the contract, you and your tax adviser should consider carefully whether you should elect the Substantially equal withdrawals option or any other method of penalty exception

withdrawals if you have allocated or intend to allocate amounts to the Protected Benefit account value after starting Substantially equal withdrawals.

In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may make a one-time change, without penalty, from one of the IRS-approved methods of calculating fixed payments to another IRS-approved method (similar to the required minimum distribution rules) of calculating payments, which vary each year.

If the contract is eligible, you may elect to take substantially equal withdrawals at any time before age 59½. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your contract date anniversary. We will calculate the amount of your substantially equal withdrawals using the IRS-approved method we offer. The payments will be made monthly, quarterly or annually as you select. These payments will continue until (i) we receive written notice from you to cancel this option; (ii) you take an additional partial withdrawal; or (iii) you contribute any more to the contract. You may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same calendar year in which you took a partial withdrawal or added amounts to the contract. We will calculate the new withdrawal amount.

Because the IRS-approved penalty exception methods do not permit you to add contributions or change payments to restore the Guaranteed benefit base(s), as noted above, you and your tax adviser should consider carefully whether you should elect the substantially equal withdrawals option or any other method of penalty exception withdrawals if you have allocated any amounts to the Protected Benefit account. Please note that electing to take substantially equal withdrawals from a contract with the RMD Wealth Guard death benefit may limit the utility of that benefit. See the discussion of the "RMD Wealth Guard death benefit" under "Contract features and benefits" earlier in this Prospectus.

Lifetime required minimum distribution withdrawals
(Traditional IRA and SEP IRA contracts only — See "Tax information" later in this Prospectus)

We offer our "Automatic required minimum distribution (RMD) service" to help you meet lifetime required minimum distributions under federal income tax rules. The Automatic RMD service generally offers RMD payments from your Investment account value. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute RMDs yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Before electing this account-based withdrawal option, you should consider whether annuitization might be better in your situation. If you have funded your Guaranteed benefit(s), amounts withdrawn from the contract to meet RMDs may reduce your benefit base(s) and may limit the utility for most benefit(s), other than the RMD Wealth Guard death benefit. Also, the actuarial present value of additional contract benefits must be added to the Total account value in calculating RMD payments from annuity contracts funding IRAs, which could increase the amount required to be withdrawn. Please refer to "Required minimum distributions" in "Tax information" later in this Prospectus.

This service is not available under QP contracts. All withdrawals from your Protected Benefit account under a QP contract owned by a defined contribution plan reduce your RMD Wealth Guard death benefit base on a pro rata basis (including any applicable withdrawal charges) until the contract is converted into a IRA. (See "Appendix II: Purchase considerations for QP contracts" later in this Prospectus).

You may elect this service in the calendar year in which you reach age 70½ or in any later year. The minimum amount we will pay out is $250. Currently, RMD payments will be made annually.

This service does not generate automatic RMD payments during the first calendar year during which your contract is issued. Therefore, if you are making a rollover or transfer contribution to the contract after age 70½, you must take any RMDs before the rollover or transfer. If you do not, any withdrawals that you take during the first contract year to satisfy your RMDs may be subject to withdrawal charges, if applicable, if they exceed the free withdrawal amount.

For traditional IRA contracts, we will send a form outlining the distribution options available in the year you reach age 70½ (if you have not begun your annuity payments before that time).

We do not impose a withdrawal charge on RMD payments taken through our Automatic RMD service even if, when added to a partial withdrawal previously taken in the same contract year, the RMD payments exceed the free withdrawal amount.

If you elect the Automatic RMD service and have an existing systematic withdrawal program in place, your systematic withdrawal program will terminate unless, at the time a withdrawal under the Automatic RMD service is scheduled, the total amount of all withdrawals you have already taken during the year equals or exceeds the amount of your RMD obligation for that year. In that case, there will be no withdrawal under your Automatic RMD service and your systematic withdrawal program will remain in effect. If your systematic withdrawal program does terminate, you may establish a new program the following year.

RMDs for contracts with GMIB. *(Traditional IRA and SEP IRA contracts only — See "Tax information" later in this Prospectus)*

For contracts with GMIB or with GMIB and either the "Greater of" death benefit or the Highest Anniversary Value death benefit, if you elect our Automatic RMD service, any lifetime RMD payment we make to you in the first contract year you fund your Protected Benefit account will reduce your benefit bases on a dollar-for-dollar basis. In subsequent contract years, if an Automatic RMD service payment exceeds your Annual withdrawal amount, your benefit bases will be reduced dollar-for-dollar by the amount of the RMD payment in excess of your Annual withdrawal amount. For contracts with the Return of Principal death benefit elected with or without the GMIB or the Highest Anniversary Value death benefit elected without the GMIB, all withdrawals, including RMD payments through our Automatic RMD service, reduce those benefit bases on a pro rata basis. Amounts from both your Protected Benefit account and Investment account values are used to determine your lifetime RMD payment each year.

The no lapse guarantee will not be terminated if a RMD payment using our Automatic RMD service causes your cumulative withdrawals from the Protected Benefit account in the contract year to exceed your Annual withdrawal amount.

If you elect either the Maximum payment plan or the Customized payment plan (together, "automatic payment plans") and our Automatic RMD service, we will make an extra payment, if necessary, in December that will equal your lifetime RMD amount less all payments made through your payment date and any scheduled December payment. The combined Automatic payment plan and RMD payment will not be treated as an Excess withdrawal if the RMD, together with

any withdrawal taken under one of our automatic plans exceeds your Annual withdrawal amount. The additional payment will reduce your GMIB benefit base and Roll-up to age 85 benefit base and Highest Anniversary Value benefit base (for contracts with the "Greater of" death benefit) and Highest Anniversary Value benefit base for contracts with GMIB and Highest Anniversary GMDB on a dollar-for-dollar basis. Your Highest Anniversary Value benefit base is always reduced on a pro rata basis for the Highest Anniversary Value GMDB if the GMIB is not also elected.

If you take any partial withdrawals in addition to your RMD and Automatic payment plan payments, your applicable Automatic payment plan may be suspended as discussed above. Any partial withdrawal taken from your Protected Benefit account may cause an Excess withdrawal and may be subject to a withdrawal charge. Further, your GMIB benefit base and Annual withdrawal amount will be reduced.

If you elect our Automatic RMD service and elect to take your Annual withdrawal amount in partial withdrawals without electing one of our available Automatic payment plans, we will make a payment, if necessary, in December that will equal your RMD payment less all withdrawals made through your payment date. If prior to your payment date you make a partial withdrawal that exceeds your Annual withdrawal amount, but not your RMD amount, any portion of that partial withdrawal taken from your Protected Benefit account will be treated as an Excess withdrawal, as well as any subsequent partial withdrawals taken from your Protected Benefit account made during the same contract year. However, if by your payment date your withdrawals have not exceeded your RMD amount, the RMD payment we make to you will not be treated as an Excess withdrawal.

Your RMD payment will be withdrawn on a pro rata basis from your Investment account variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will withdraw amounts from your Special DCA program. If there is insufficient value in those options, any additional amount of the RMD payment or the total amount of the RMD payment will be withdrawn from your Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option). For information on how RMD payments are taken from your contract see "How withdrawals are taken from your Total account value" below.

If you do not elect our Automatic RMD service and if your Annual withdrawal amount is insufficient to satisfy the RMD payment, any additional withdrawal taken in the same contract year (even one to satisfy your RMD payment) from your Protected Benefit account will be treated as an Excess withdrawal.

RMDs for Traditional IRA and SEP IRA contracts with the RMD Wealth Guard death benefit. *(See "Tax information" later in this Prospectus)*

For contracts with the RMD Wealth Guard death benefit, we offer the RMD Wealth Guard withdrawal service for RMD withdrawals from your Protected Benefit account and/or Investment account to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute RMDs yourself. In such a case, a withdrawal charge may apply.

If you enroll in our RMD Wealth Guard withdrawal service, you will be able to elect to take RMD withdrawals from your Protected Benefit account value and Investment account value. You may elect the RMD withdrawal service in the calendar year in which you reach age 70½ or in any later year. The minimum amount we will pay out is $50. Withdrawals from the Protected Benefit account, other than Excess RMD withdrawals, will not reduce your RMD Wealth Guard death benefit

base. Your RMD Wealth Guard death benefit base will be reduced on a pro rata basis by Excess RMD withdrawals. An Excess RMD withdrawal is any of the following:

- the full amount of any withdrawal from your Protected Benefit Account taken before the calendar year in which you turn age 70½;

- the full amount of any withdrawal from your Protected Benefit Account taken during your first contract year, even if you turn age 70½ during that year; or

- the portion of a withdrawal from your Protected Benefit account that exceeds your RMD Wealth Guard withdrawal amount for the calendar year.

RMD payments under our RMD Wealth Guard withdrawal service can be paid monthly, quarterly or annually. We do not impose a withdrawal charge on RMD payments taken through our RMD Wealth Guard withdrawal service even if, when added to a partial withdrawal previously taken in the same contract year, the RMD payments exceed the free withdrawal amount.

If you elect the RMD Wealth Guard withdrawal service and had previously elected the systematic withdrawal option, your systematic withdrawal program will be terminated.

Since RMDs are generally not required to be withdrawn from a Roth IRA during your lifetime, prior to converting your IRA to a Roth IRA, you must drop the RMD Wealth Guard death benefit. For information on dropping this benefit, see "Dropping or changing your Guaranteed benefits" in "Contract features and benefits", earlier in this prospectus and under Appendix I.

This service is not available under QP contracts. All withdrawals from your Protected Benefit account under a QP contract owned by a defined contribution plan reduce your RMD Wealth Guard death benefit base on a pro rata basis (including any applicable withdrawal charges) until the contract is converted into a IRA. (See "Appendix II: Purchase considerations for QP contracts" later in this Prospectus).

For more information about the RMD Wealth Guard death benefit, see "RMD Wealth Guard death benefit" under "Contract features and benefits" earlier in this Prospectus.

How withdrawals are taken from your Total account value

Unless you specify otherwise, all withdrawals (other than Automatic payment plan withdrawals and lump sum withdrawals of your Annual withdrawal amount and substantially equal withdrawals, as discussed below) will be taken on a pro rata basis from your Investment account variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from a Special DCA program. If there is insufficient value in those options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from your Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option). Any amounts withdrawn from a Special DCA program that were designated for the Protected Benefit account variable investment options will reduce your Guaranteed benefit base(s).

Automatic payment plan withdrawals (other than fixed dollar amount or fixed percentage withdrawals) and lump sum withdrawals of your Annual withdrawal amount will always be taken on a pro rata basis only from your Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option).

Lump sum, fixed dollar amount or fixed percentage withdrawals are first taken on a pro rata basis from your Protected Benefit account variable

investment options (including the AXA Ultra Conservative Strategy investment option). If there is insufficient value or no value in those options, we will subtract amounts from your Investment account variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from a Special DCA program.

Substantially equal withdrawals are taken on a pro rata basis from your Total account value. However, if after you have elected the substantially equal withdrawals option your Total account value is split between the Protected Benefit account value and the Investment account value, your substantially equal withdrawals will be taken on a pro rata basis from your Investment account variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from a Special DCA program. If there is insufficient value in those options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from your Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option). Any amounts withdrawn from a Special DCA program that were designated for the Protected Benefit account variable investment options will reduce your Guaranteed benefit base(s).

You may choose to have withdrawals subtracted from your contract based on the following options:

(1) Take the entire withdrawal on a pro rata basis from the Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option); or

(2) Take the entire withdrawal from the Investment account value, either on a pro rata basis, or specifying which Investment account variable investment options and/or guaranteed interest option the withdrawal should be taken from;

(3) Request a withdrawal to be taken from the Protected Benefit account variable investment options and take the remaining part of the withdrawal from the Investment account variable investment options. You must specify the investment options for the Investment account value. The withdrawal from the Protected Benefit account variable investment options will be taken on a pro rata basis (including the AXA Ultra Conservative Strategy investment option); or

(4) Request a withdrawal to be taken from the Investment account variable investment options and take the remaining part of the withdrawal from the Protected Benefit account variable investment options. You must specify the investment options for the Investment account value. The withdrawal from the Protected Benefit account variable investment options will be taken on a pro rata basis (including the AXA Ultra Conservative Strategy investment option).

For more information on how withdrawals affect your Guaranteed benefits, see "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus and Appendix VII later in this Prospectus.

Withdrawals treated as surrenders

Certain withdrawals may cause your contract and certain Guaranteed benefits to terminate, as follows:

• Any fee deduction and/or withdrawal that causes your Total account value to fall to zero will terminate the contract and any applicable Guaranteed benefit, subject to the following:

— the GMIB (while the no lapse guarantee is in effect unless your Protected Benefit account value falls to zero due to an "Excess withdrawal") will continue as described under

"Guaranteed minimum income benefit" in "Contract features and benefits" earlier in this Prospectus; and

— if you elected the RMD Wealth Guard death benefit and your Protected Benefit account falls to zero, you will be eligible for a refund of 10% of your total contributions and transfers to the Protected Benefit account *less* the dollar amount of any Excess RMD withdrawals you have taken. For more information, see "RMD Wealth Guard Refund feature" in "Contract Features and Benefits" earlier in this Prospectus.

• If you do not have, or if you have not yet funded, the RMD Wealth Guard death benefit or the GMIB or if the no lapse guarantee is no longer in effect, the following applies:

— a request to withdraw 90% or more of your cash value will terminate your contract and any applicable Guaranteed minimum death benefit;

— we reserve the right to terminate the contract and any applicable Guaranteed minimum death benefit if no contributions are made during the last three contract years and the cash value is less than $500; and

— we reserve the right to terminate your contract and any applicable Guaranteed minimum death benefit if any withdrawal would result in a remaining cash values of less than $500.

If your contract is terminated, we will pay you the contract's cash value. See "Surrendering your contract to receive its cash value" below. For the tax consequences of withdrawals, see "Tax information" later in this Prospectus.

Surrendering your contract to receive its cash value

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners, while an annuitant is living) and before you begin to receive annuity payments (Lifetime GMIB payments or otherwise). For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information.

Upon your request to surrender your contract for its cash value, all benefits under the contract, including the GMIB, will terminate as of the date we receive the required information if your cash value in your Protected Benefit account is greater than your Annual withdrawal amount remaining for that year. If your cash value is not greater than your Annual withdrawal amount remaining for that year and your no lapse guarantee is still in effect, then you will receive your cash value and a supplementary life annuity contract under which we will pay you Lifetime GMIB payments. For more information, please see "Effect of your account values falling to zero" in "Determining your contract's value" and "Guaranteed minimum income benefit" in "Contract features and benefits" earlier in this Prospectus.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See "Your annuity payout options" below. For the tax consequences of surrenders, see "Tax information" later in this Prospectus.

When to expect payments

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the business day the transaction request is received by us in good order. These transactions may include applying proceeds to a payout annuity, payment of a death benefit, payment of any amount you withdraw (less any

withdrawal charge, if applicable) and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1)   the New York Stock Exchange is closed or restricts trading,

(2)   the SEC determines that an emergency exists as a result of sales of securities or determination of the fair value of a variable investment option's assets is not reasonably practicable, or

(3)   the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We can defer payment of any portion of your value in the guaranteed interest option or a Special DCA program, (other than for death benefits) for up to six months while you are living. We also may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery or wire transfer service at your expense.

Your annuity payout options

The following description assumes annuitization of your entire contract. For partial annuitization, see "Partial Annuitization" below.

Deferred annuity contracts such as those in the Retirement Cornerstone® Series provide for conversion to annuity payout status at or before the contract's "maturity date." This is called "annuitization." Upon annuitization, your account value is applied to provide periodic payments as described in this section; the contract and all its benefits terminate; and will be converted to a supplementary contract for the periodic payments ("payout option"). The supplementary contract does not have an account value or cash value. If you choose a variable payout option, you will receive a separate prospectus related to the contract you select.

You may choose to annuitize your contract at any time, which generally is at least 13 months (five years for Series CP® contracts) after the contract date. The contract's maturity date is the latest date on which annuitization can occur. If you do not annuitize before the maturity date and at the maturity date have not made an affirmative choice as to the type of annuity payments to be received, we will convert your contract to the default annuity payout option described in "Annuity maturity date" later in this section. If you have the GMIB or a Guaranteed minimum death benefit, your contract may have both a Protected Benefit account value and an Investment account value. If there is a Protected Benefit account value and you choose to annuitize your contract before the maturity date, the GMIB will terminate without value even if your GMIB benefit base is greater than zero. The payments that you receive under the payout annuity option you select may be less than you would have received under GMIB. See "Guaranteed minimum income benefit" in "Contract features and benefits" earlier in this Prospectus for further information. Any Guaranteed minimum death benefit terminates upon annuitization.

In general, your periodic payment amount upon annuitization is determined by your Total account value, the form of the annuity payout option you elect as described below, the timing of your purchase and the applicable annuity purchase rate to which that value is applied. Once begun, annuity payments cannot be stopped unless otherwise provided in the supplementary contract. Your contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase rate for a life annuity. We reserve the right, with advance notice to you, to change guaranteed annuity purchase rates any time after your fifth contract date anniversary and at not less than five-year intervals after the first change.

(Please see your contract and SAI for more information.) In the event that we exercise our contractual right to change the guaranteed annuity purchase factors, we would segregate the account value based on contributions and earnings received prior to and after the change. When your contract is annuitized, we would calculate the payments by applying the applicable purchase factors separately to the value of the contributions received before and after the rate change. We will provide you with 60 days advance written notice of such a change.

In addition, you may apply your Total account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We have the right to require you to provide any information we deem necessary to provide an annuity upon annuitization. If the annuity payment amount is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

We currently offer you several choices of annuity payout options. The options available directly under the contract entitle you to receive fixed annuity payments. Options available under separate contracts and described in separate prospectuses enable you to receive variable annuity payments.

The payments that you receive upon annuitization of your Protected Benefit account value may be less than your Annual withdrawal amount or your Lifetime GMIB payments. If you are considering annuitization, you should ask your financial professional for information about the payment amounts that would be made under the various choices that are available to you. You may also obtain that information by contacting us. Annuitization of your Investment account value after the date your Lifetime GMIB payments begin will not affect those payments.

You can currently choose from among the annuity payout options listed below. Restrictions may apply, depending on the type of contract you own or the owner's and annuitant's ages at contract issue. Other than life annuity with period certain, we reserve the right to add, remove or change any of these annuity payout options at any time. In addition, if you are exercising your GMIB, your choice of payout options are those that are available under the GMIB (see "Guaranteed minimum income benefit" in "Contract features and benefits" earlier in this Prospectus).

Fixed annuity payout options	
	• Life annuity
	• Life annuity with period certain
	• Life annuity with refund certain

- *Life annuity:* An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuation of benefits following the annuitant's death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living. It is possible that the Life annuity option could result in only one payment if the annuitant dies immediately after annuitization.

- *Life annuity with period certain:* An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant's life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant's age and will not exceed 10 years.

- *Life annuity with refund certain:* An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies

before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered. This payout option is available only as a fixed annuity.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life, and after the annuitant's death, payments continue to the survivor. We may offer other payout options not outlined here. Your financial professional can provide you with details.

We guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.

The amount applied to purchase an annuity payout option

The amount applied to purchase an annuity payout option varies, depending on the payout option that you choose, and the timing of your purchase as it relates to any withdrawal charges that apply under your Retirement Cornerstone® Series contract.

There is no withdrawal charge imposed if you select a life annuity, life annuity with period certain or life annuity with refund certain. If we are offering non-life contingent forms of annuities, the withdrawal charge will be imposed.

Partial Annuitization. Partial annuitization of nonqualified deferred annuity contracts is permitted under certain circumstances. You may choose from the life-contingent annuity payout options described here. We no longer offer a period certain option for partial annuitization. We require you to elect partial annuitization on the form we specify. Partial annuitization is not available for the GMIB under a contract. For purposes of this contract, we will effect any partial annuitization as a withdrawal applied to a payout annuity. Please note that a withdrawal from your Protected Benefit account to purchase an annuity payout contract will affect your Guaranteed benefit bases just like any other withdrawal. See "How withdrawals are taken from your Total Account Value" earlier in this Section. Also, see the discussion of "Partial Annuitization" in "Tax Information" later in this Prospectus.

Selecting an annuity payout option

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments begin but it may not be earlier than thirteen months from your contract date or not earlier than five years from your Series CP® contract date (in a limited number of jurisdictions this requirement may be more or less than five years). Please see Appendix V later in this Prospectus for information on state variations. You can change the date your annuity payments are to begin at any time. The date may not be later than the annuity maturity date described below.

For Series CP® contracts, if you start receiving annuity payments within three years of making any contribution, we will recover the Credit that applies to any contribution made within the prior three years. Please see Appendix V later in this Prospectus for information on state variations.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will be less with a greater frequency of payments, or with a longer certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay your Total account value in a single sum rather than as payments under the payout option chosen. If you select an annuity payout option and payments have begun, no change can be made.

Annuity maturity date

Your contract has a maturity date. In general, the maturity date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law, even if you name a new annuitant. The maturity date is generally the contract date anniversary that follows the annuitant's 95th birthday (or older joint annuitant if your contract has joint annuitants), unless you have elected otherwise. If you have a NQ contract with the GMIB and the owner is older than the annuitant, the maturity date is based on the age of the owner. The maturity date may not be less than thirteen months from your contract date, unless otherwise stated in your contract. We will send a notice with the contract statement one year prior to the maturity date and with each quarterly statement until the maturity date. The notice will include the date of maturity, describe the available annuity payout options, state the availability of a lump sum payment option, and identify the default payout option, if you do not provide an election by the time of your contract maturity date.

If you have not funded the GMIB, you may either take a lump sum payment or select an annuity payout option on the maturity date. If you do not make an election at maturity, we will apply your Total account value to a life annuity with payments based on the greater of guaranteed or then current annuity purchase rates.

If you have funded the GMIB, the following applies on the maturity date:

- For amounts allocated to your Investment account, you may select an annuity payout option or take a lump sum payment.

- If you do not make an election for your Protected Benefit account value on your maturity date, we will apply the greater of the Protected Benefit account value to (a) and the GMIB benefit base to (b) below:

  (a) a fixed life annuity with payments based on the greater of the guaranteed or then current annuity purchase rates, or

  (b) a supplementary contract with annual payments equal to your GMIB benefit base applied to the applicable GMIB payout factor.

If you elect payments on a joint life basis, the joint life must be your spouse and the joint life GMIB payout factors will be reduced. See "Guaranteed minimum income benefit" in "Contract features and benefits." You may also elect to have your Protected Benefit account value paid to you in a lump sum or applied to an annuity payout option we are offering at the time.

For amounts allocated to your Investment account, you must select an annuity payout option or take a lump sum payment.

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, your spouse may elect to continue the contract as successor owner upon your death. Under certain circumstances, your surviving spouse may be substituted as annuitant as of the date of your death. If your surviving spouse becomes the annuitant, the maturity date of the contract may be changed based on the age of the new annuitant. For information about spousal continuation please see "Spousal continuation" later in this Prospectus.

5. Charges and expenses

Charges that AXA Equitable deducts

We deduct the following charges each day from the net assets of each variable investment option (including the AXA Ultra Conservative Strategy investment option). Together, they make up the daily "contract fee." These charges are reflected in the unit values of each variable investment option:

- An operations charge

- An administration charge

- A distribution charge

We deduct the following charges as described later in this section. When we deduct these charges from your variable investment options (including the AXA Ultra Conservative Strategy investment option), we reduce the number of units credited to your contract:

- On each contract date anniversary — an annual administrative charge, if applicable.

- At the time you make certain withdrawals or surrender your contract — a withdrawal charge (if applicable).

- On each contract date anniversary — a charge for each optional benefit you elect: a Guaranteed minimum death benefit (other than the Return of Principal death benefit) and the Guaranteed minimum income benefit.

- At the time annuity payments are to begin — charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state.

- At the time you request a transfer in excess of 12 transfers in a contract year — a transfer charge (currently, there is no charge).

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See "Group or sponsored arrangements" later in this section.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. This does not mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits and features. Please contact your financial professional for more information.

Separate account annual expenses

Operations charge. We deduct a daily charge from the net assets in each variable investment option (including the AXA Ultra Conservative Strategy investment option) to compensate us for operations expenses, a portion of which compensates us for mortality and expense risks, described below. In connection with the Protected Benefit account variable investment options, a portion of this charge compensates us for our costs in providing the Return of Principal death benefit. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Series B:	0.80%
Series CP®:	1.05%
Series L:	1.10%

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the Guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

For Series CP® contracts, a portion of this charge also compensates us for any credits we apply to the contract. We expect to make a profit from this charge. For a discussion of the credit, see "Credits" in "Contract features and benefits" earlier in this Prospectus.

Administration charge. We deduct a daily charge from the net assets in each variable investment option (including the AXA Ultra Conservative Strategy investment option). The charge, together with the annual administrative charge described below, is to compensate us for administrative expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Series B:	0.30%
Series CP®:	0.35%
Series L:	0.35%

Distribution charge. We deduct a daily charge from the net assets in each variable investment option (including the AXA Ultra Conservative Strategy investment option) to compensate us for a portion of our sales expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Series B:	0.20%
Series CP®:	0.25%
Series L:	0.25%

Account value charges

Annual administrative charge. We deduct an administrative charge from your Total account value on each contract date anniversary. We deduct the charge if your Total account value on the last business day of the contract year is less than $50,000. If your Total account value on such date is $50,000 or more, we do not deduct the charge. During the first two contract years, the charge is equal to $30 or, if less, 2% of your Total account value. The charge is $30 for contract years three and later.

We will deduct this charge from your value in the Investment account variable investment options and the guaranteed interest option (see Appendix V later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state) on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of the charge from a Special DCA account. If those amounts are insufficient, we will deduct all or a portion of the charge from the Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option).

If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your Total account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable Guaranteed benefits except as noted under "Effect of your account values falling to zero" in "Determining your contract's value" earlier in this Prospectus.

Transfer charge

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer. The transfer charge (if applicable), will be assessed at the time that the transfer is processed. Any transfer charge will be deducted from the investment options from which the transfer is made. We will not charge for transfers made in connection with one of our dollar cost averaging programs. Also, transfers from a dollar cost averaging program, our Systematic transfer program or our rebalancing program do not count toward your number of transfers in a contract year for the purposes of this charge.

Special service charges

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing the special service. Except for the duplicate contract charge, we will deduct from your account value any withdrawal charge that applies and the charge for the special service provided.

Wire transfer charge. We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

Express mail charge. We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

Duplicate contract charge. We charge $35 for providing a copy of your contract. The charge for this service can be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our processing office, or (iii) by any other means we make available to you.

Check preparation charge. The standard form of payment for all withdrawals is direct deposit. If direct deposit instructions are not provided, payment will be made by check. Currently, we do not charge for check preparation, however, we reserve the right to impose a charge. We reserve the right to charge a maximum of $85.

Charge for third-party transfer or exchange. Currently, we are waiving the $65 charge for each third-party transfer or exchange; this waiver may be discontinued at any time, with or without notice. Absent this waiver, we deduct a charge for direct rollovers or direct transfers of amounts from your contract to a third party, such as in the case of a trustee-to-trustee transfer for an IRA contract, or if you request that your contract be exchanged for a contract issued by another insurance company. We reserve the right to increase this charge to a maximum of $125. Please see Appendix V later in this Prospectus for variations in your state.

Withdrawal charge
(For *Series B, Series CP*® and *Series L* contracts only)

A withdrawal charge applies in two circumstances: (1) if you make one or more withdrawals during a contract year that, in total, exceed the free withdrawal amount, described below, or (2) if you surrender your contract to receive its cash value. For more information about the withdrawal charge if you select an annuity payout option, see "Your annuity payout options — The amount applied to purchase an annuity payout option" in "Accessing your money" earlier in the Prospectus. For Series CP® contracts, a portion of this charge also compensates us for any credits we apply to the contract. For a discussion of the Credit, see "Credits" in "Contract features and benefits" earlier in this Prospectus. We expect to make a profit from this charge.

The withdrawal charge equals a percentage of the contributions withdrawn. For Series CP® contracts, we do not consider credits to be contributions. Therefore, there is no withdrawal charge associated with a Credit.

The percentage of the withdrawal charge that applies to each contribution depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:

Withdrawal charge as a % of contribution for each Contract Year										
	1	2	3	4	5	6	7	8	9	10
Series B	7%	7%	6%	6%	5%	3%	1%	0%[1]	—	—
Series L	8%	7%	6%	5%	0%[2]	—	—	—	—	—
Series CP®	8%	8%	7%	6%	5%	4%	3%	2%	1%	0%[3]

(1) Charge does not apply in the 8th and subsequent contract years following contribution.

(2) Charge does not apply in the 5th and subsequent contract years following contribution.

(3) Charge does not apply in the 10th and subsequent contract years following contribution.

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as "contract year 1" and the withdrawal charge is reduced or expires on each applicable contract date anniversary. Amounts withdrawn that are not subject to the withdrawal charge are not considered withdrawals of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under your contract as withdrawn first. See "Tax information" later in this Prospectus.

Please see Appendix V later in this Prospectus for possible withdrawal charge schedule variations in your state.

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the withdrawal charge from your Total account value. Any amount deducted to pay withdrawal charges is also subject to that same withdrawal charge percentage. Any applicable withdrawal charge will be calculated on the portion of the withdrawal amount that is subject to withdrawal charges. The charge will be taken out of your Protected Benefit account and your Investment account values based on the proportion of the withdrawal amount that is subject to the charge from the respective account values. We deduct the charge in proportion to the amount of the withdrawal subtracted from each investment option. The withdrawal charge helps cover our sales expenses.

For purposes of calculating reductions in your Guaranteed benefits and associated benefit bases, the withdrawal amount includes both the withdrawal amount paid to you and the amount of the withdrawal charge deducted from your Total account value. For more information, see "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus.

The withdrawal charge does not apply in the circumstances described below.

Free withdrawal amount

Each contract year you can withdraw a certain amount from your contract without paying a withdrawal charge. In the first contract year, the free withdrawal amount is determined using all contributions received in the first 90 days of the contract year. The free withdrawal amount does not apply if you surrender your contract except where required by law.

For contracts without a Guaranteed benefit. If you do not have a Guaranteed benefit with your contract, your free withdrawal amount is equal to 10% of your Investment account value at the beginning of the contract year.

For contracts with a Guaranteed minimum death benefit (other than the RMD Wealth Guard death benefit) and without GMIB. If you have Guaranteed minimum death benefit with your contract, but do not have the GMIB, your free withdrawal amount is equal to 10% of your Investment account value and 10% of your Protected Benefit account value at the beginning of the contract year. If you do not fund your Guaranteed minimum death benefit until after issue, there is no free withdrawal amount in connection with the Protected Benefit account value prior to the contract date anniversary following the date on which you funded your Guaranteed minimum death benefit. If you fund your Guaranteed minimum death benefit with a transfer, your free withdrawal amount from your Investment account value in that contract year will not be reduced by the amount of the transfer. **If you fund the Guaranteed minimum death benefit after issue with a transfer of 100% of your Investment account value, you will not have a free withdrawal amount for the remainder of that contract year.**

For contracts with GMIB. With respect to the Investment account, your free withdrawal amount is 10% of the Investment account value at the beginning of the contract year.

With respect to the Protected Benefit account, the free withdrawal amount is the GMIB benefit base as of the most recent contract date anniversary multiplied by the Annual Roll-up rate in effect on the first day of the contract year. The Deferral Roll-up rate is never used to determine the free withdrawal amount.

If you do not fund your GMIB until after issue, there is no free withdrawal amount in connection with the Protected Benefit account prior to the contract date anniversary following the date on which you funded your GMIB. If you fund your GMIB with a transfer, your free withdrawal amount from your Investment account in that contract year will not be reduced by the amount of the transfer. **If you fund the GMIB after issue with a transfer of 100% of your Investment account value, you will not have a free withdrawal amount for the remainder of that contract year.**

In general, the amount of any contribution or transfer into the Protected Benefit account and a contribution into the Investment account after the first day of the contract year will not be included in your free withdrawal amount for that contract year.

When a withdrawal is taken from both the Investment account and the Protected Benefit account, the free withdrawal amount is allocated based on the amounts withdrawn from each.

Withdrawal charges will not apply when the GMIB is exercised under the no lapse guarantee on the contract date anniversary following age 95.

For contracts with the RMD Wealth Guard death benefit. With respect to the Investment account, your free withdrawal amount is 10% of the Investment account value at the beginning of the contract year.

With respect to the Protected Benefit account, the free withdrawal amount is 10% of the Protected Benefit account value at the beginning of the contract year. Withdrawal charges do not apply to RMD Wealth Guard withdrawal amounts.

Disability, terminal illness, or confinement to nursing home. There are specific circumstances (described below) under which the withdrawal charge will not apply. At any time after the first contract date anniversary, you may submit a claim to have the withdrawal charge waived if you meet certain requirements. You are not eligible to make a claim prior to your first contract date anniversary. Also, your claim must be on the specific form we provide for this purpose.

The withdrawal charge does not apply if:

(i)   We receive proof satisfactory to us (including certification by a licensed physician) that an owner (or older joint owner, if applicable) is unable to perform three of the following "activities of daily living":

— "Bathing" means washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.

— "Continence" means the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).

— "Dressing" means putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

— "Eating" means feeding oneself by food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube or intravenously.

— "Toileting" means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

— "Transferring" means moving into or out of a bed, chair or wheelchair.

(ii) We receive proof satisfactory to us (including certification by a licensed physician) that an owner's (or older joint owner's, if applicable) life expectancy is six months or less.

(iii) An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

— its main function is to provide skilled, intermediate, or custodial nursing care;

— it provides continuous room and board to three or more persons;

— it is supervised by a registered nurse or licensed practical nurse;

— it keeps daily medical records of each patient;

— it controls and records all medications dispensed; and

— its primary service is other than to provide housing for residents.

Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.

Guaranteed benefit charges

Return of Principal death benefit. There is no additional charge for this death benefit, but it must be elected with the Guaranteed minimum income benefit, which does charge a fee. The Return of Principal death benefit, like all of the guaranteed minimum death benefits, only applies to amounts you allocate to the Protected Benefit account variable investment options and not to the contract as a whole.

Highest Anniversary Value death benefit. If you elect the Highest Anniversary Value death benefit, we deduct a charge annually from your Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option) on each contract date anniversary for which it is in effect. The charge is equal to 0.35% of the Highest Anniversary Value benefit base. If you elect this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

RMD Wealth Guard death benefit. If you elect the RMD Wealth Guard death benefit, we will deduct a charge annually from your Protected Benefit account variable investment options on each contract date anniversary for which it is in effect. The current charge is equal to 0.60% (if you were age 20-64 on your contract date) or 1.00% (if you were age 65-68 on your contract date) of the RMD Wealth Guard death benefit base in effect each contract date anniversary. If you have this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit. We reserve the right to increase the charge for this benefit up to a maximum of 1.20% (if you were age 20-64 on your contract date) or 2.00% (if you were age 65-68 on your contract date). See, "Fee changes for the Guaranteed minimum income benefit, "Greater of" death benefit and RMD Wealth Guard death benefit" below for more information.

"Greater of" death benefit. If you elect this death benefit, we deduct a charge annually from your Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option) on each contract date anniversary for which it is in effect. The current charge is equal to 1.15% of the "Greater of" death benefit base. If you elect this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

We reserve the right to increase the charge for this benefit up to a maximum of 2.30%. See "Fee changes for the Guaranteed minimum income benefit and "Greater of" death benefit" below for more information.

Guaranteed minimum income benefit charge. If you have the GMIB, we deduct a charge annually from your Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option) on each contract date anniversary until such time that your Lifetime GMIB payments begin or you elect another annuity payout option, whichever occurs first. The current charge is equal to 1.15% of the GMIB benefit base in effect on each contract date anniversary. If you have this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit. We reserve the right to increase the charge for this benefit up to a maximum of 2.30%. See "Fee changes for the Guaranteed minimum income benefit and "Greater of" death benefit" below for more information.

———————————

For the Highest Anniversary Value death benefit, "Greater of" death benefit, GMIB and RMD Wealth Guard death benefit, we will deduct each charge from your Protected Benefit account variable investment options (including, if applicable, the AXA Ultra Conservative Strategy investment option) on a pro rata basis. If those amounts are insufficient to pay the charge and you have no amounts in the Special DCA program designated for the Protected Benefit account variable investment options, your benefit will terminate without value and you will lose any applicable Guaranteed benefits except as noted under "Effect of your account values falling to zero" in "Determining your contract's value" earlier in this Prospectus. Your contract will also terminate if you do not have any Investment account value.

For the Highest Anniversary Value death benefit, the "Greater of" death benefit, the GMIB and RMD Wealth Guard death benefit, if any of the events listed below occur on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year. The pro rata portion of the charge will be based on the fee that is in effect at the time the charge is assessed.

- A death benefit is paid;

- you surrender the contract to receive its cash value;

- you annuitize your Protected Benefit account value;

- you transfer 100% of your Protected Benefit account value to the Investment account (following the dropping of your Guaranteed benefits); or

- you withdraw 100% of your Protected Benefit account value (following the dropping of your Guaranteed benefits).

Fee changes for the Guaranteed minimum income benefit, "Greater of" death benefit and RMD Wealth Guard death benefit

We may increase or decrease the charge for the Guaranteed minimum income benefit, "Greater of" death benefit and RMD Wealth Guard death benefit. You will be notified of a change in the charge at least 30 days in advance. The charge for each benefit may only change once in a 12 month period and will never exceed the maximum shown in the fee table. If you are within your first two contract years at the time we notify you of a revised charge, the revised charge will be effective the first day of the third contract year or at least 30 days following the notification date and will be assessed beginning on your third contract date anniversary. If you have reached your second contract date anniversary at the time we notify you of a revised charge, the revised charge will be effective 30 days after the notification date and will be assessed as of your next contract date anniversary that is at least 30 days after the fee change notification date and on all contract date anniversaries thereafter. A pro rated charge assessed during any contract year will be based on the charge in effect at that time. See "Guaranteed benefit charges" above for more information. You may not opt out of a fee change but you may drop the benefit if you notify us in writing within 30 days after a fee change is declared. The requirement that all withdrawal charges have expired will be waived. See "Dropping or changing your Guaranteed benefits" in "Contract features and benefits," as well as Appendix I for more information.

Exercise of the GMIB in the event of a GMIB fee increase. In the event we increase the charge for the GMIB, you may exercise the GMIB subject to the following rules. If you are within your first two contract years at the time we notify you of a GMIB fee increase, you may elect to exercise the GMIB during the 30 day period beginning on your second contract date anniversary. If you have reached your second contract date anniversary at the time we notify you of a GMIB fee increase, you may elect to exercise the GMIB during the 30 day period beginning on the date of the fee increase notification. **Note that if you are within your first two contract years at the time we notify you of a GMIB fee increase, your opportunity to drop the benefit is the 30 day period following notification, not the 30 day period following your second contract date anniversary.** We must receive your election to exercise the GMIB within the applicable 30 day GMIB exercise period. Any applicable GMIB exercise waiting period will be waived. Upon expiration of the 30 day exercise period, any contractual waiting period will resume. If your GMIB exercise waiting period has already elapsed when a fee increase is announced, you may exercise your GMIB during either (i) the 30 day GMIB exercise period provided by your contract or (ii) the 30 day exercise period provided by the fee increase. It is possible that these periods may overlap. For more information on your contract's GMIB exercise period and exercise rules, see "Exercise

of GMIB" in "Contract features and benefits". This feature may not be available in all states. In addition, this feature may vary in your state. For a state-by-state description of all material variations of this contract, see Appendix V later in this Prospectus.

For single owner contracts, the payout can be either based on a single life (the owner's life) or joint lives. For IRA contracts, the joint life must be the spouse of the owner. For jointly owned contracts, payments can be based on a single life (based on the life of the older owner) or joint lives. For non-natural owners, payments are available on the same basis (based on the annuitant or joint annuitant's life). Your Lifetime GMIB payments are calculated by applying your GMIB benefit base (as of the date we receive your election in good order) less any applicable withdrawal charge remaining, to guaranteed annuity purchase factors. See "Exercise of Guaranteed minimum income benefit" under "Contract features and benefits" for additional information regarding GMIB exercise.

Charges for state premium and other applicable taxes

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity pay-out option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.

Charges that the Trusts deduct

The Trusts deduct charges for the following types of fees and expenses:

- Management fees.

- 12b-1 fees.

- Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

- Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options (including the AXA Ultra Conservative Strategy investment option) and are reflected in their unit values. Certain Portfolios available under the contract in turn invest in shares of other Portfolios of the Trusts and/or shares of unaffiliated Portfolios (collectively, the "underlying Portfolios"). The underlying Portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

Group or sponsored arrangements

For certain group or sponsored arrangements, we may reduce the withdrawal charge (if applicable) or the daily contract charge, or change the minimum initial contribution requirements. We also may change the Guaranteed benefits, or offer variable investment options that invest in shares of the Trusts that are not subject to the 12b-1 fee. We may also change the crediting percentage that applies to contributions. Credits are subject to recovery under certain circumstances. See "Credits (for Series CP® contracts)" under "Contract features and benefits" earlier in

this Prospectus. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for traditional IRA and Roth IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales, administration and operations generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974 ("ERISA") or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.

Other distribution arrangements

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.

6. Payment of death benefit

Your beneficiary and payment of benefit

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time while you are alive and the contract is in force. The change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request.

Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. Under a contract with a non-natural owner that has joint annuitants who continue to be spouses at the time of death, the surviving annuitant is considered the beneficiary, and will take the place of any other beneficiary. In a QP contract, the beneficiary must be the plan trust. Where an NQ contract is owned for the benefit of a minor pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act, the beneficiary must be the estate of the minor. Where an IRA contract is owned in a custodial individual retirement account, the custodian must be the beneficiary.

The death benefit in connection with your Investment account is equal to your Investment account value as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. For Series CP® contracts, the Investment account value used to determine the death benefit will first be reduced by the amount of any credits applied to contributions made during the one-year period prior to the owner's (or older joint owner's, if applicable) death.

The death benefit in connection with any amount in your Protected Benefit account is equal to your Protected Benefit account value or, if greater, the applicable Guaranteed minimum death benefit. We determine the amount of the death benefit (other than the applicable Guaranteed minimum death benefit), as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require (date of claim). However, this is not the case if the beneficiary of your contract is your spouse and he or she decides to roll over the death benefit to another contract issued by us. See "Effect of the owner's death" below. For Series CP® contracts, the Protected Benefit account value used to determine the death benefit will first be reduced by the amount of any credits applied to contributions made during the one-year period prior to the owner's (or older joint owner's, if applicable) death. The amount of the applicable Guaranteed minimum death benefit will be such Guaranteed minimum death benefit as of the date of the owner's (or older joint owner's, if applicable) death adjusted for any subsequent withdrawals. If you have the RMD Wealth Guard death benefit, the RMD Wealth Guard death benefit base will be reduced on a dollar-for-dollar basis by any withdrawals taken between December 31 of the calendar year of the date of death and the date of claim. Payment of the death benefit terminates the contract.

When we use the terms "owner" and "joint owner", we intend these to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural owner. If the contract is jointly owned or is issued to a non-natural owner, the death benefit is payable upon the death of the older joint owner or older joint annuitant, as applicable.

Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election. However, you should be aware that (i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period, (ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and (iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, if the annuitant dies, the owner (or older joint owner, if applicable) will become the annuitant, and the death benefit is not payable. If the contract had joint annuitants, it will become a single annuitant contract.

Effect of the owner's death

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner. If the contract has a non-natural owner, the death benefit is payable upon the death of the annuitant.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option ("BCO"). For contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the "Spousal continuation" feature or under our Beneficiary continuation option, as discussed below. For contracts with non-spousal joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed below under "Non-spousal joint owner contract continuation."

If you are the sole owner, your surviving spouse may have the option to:

- take the death benefit proceeds in a lump sum;

- continue the contract as a successor owner under "Spousal continuation" (if your spouse is the sole primary beneficiary) or under our Beneficiary continuation option, as discussed below; or

- roll the death benefit proceeds over into another contract.

If your surviving spouse rolls over the death benefit proceeds into a contract issued by us, the amount of the death benefit will be calculated as of the date we receive all requirements necessary to issue your spouse's new contract. Any death proceeds will remain invested in this contract until your spouse's new contract is issued. The amount of the death benefit will be calculated to equal the greater of the account value (as of the date your spouse's new contract is issued) and the applicable Guaranteed minimum death benefit (as of the date of your death). This means that the death benefit proceeds could vary up or down, based on investment performance, until your spouse's new contract is issued.

If the surviving joint owner is not the surviving spouse, or, for single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner's death (the "5-year rule"). In certain cases, an individual beneficiary or non-spousal surviving joint owner may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner's death. Any such election must be made in accordance with our rules at the time of death. If the beneficiary of a contract with one owner or a younger non-spousal joint owner continues the contract under the 5-year rule, in general, all Guaranteed benefits and their charges will end. For more information on non-spousal joint owner contract continuation, see the section immediately below.

Non-spousal joint owner contract continuation

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must be fully paid to the surviving joint owner within five years. The surviving owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased owner's death. If the life annuity is elected, the contract and all benefits terminate.

If the older owner dies first, we will increase the account value to equal the Guaranteed minimum death benefit, if higher. The surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years and any GMIB and charge will be terminated; or (4) continue the contract under the Beneficiary continuation option. For Series CP® contracts, if any contributions are made during the one-year period prior to the owner's death, the account value will first be reduced by any credits applied to any such contributions.

If the contract continues, any Guaranteed minimum death benefit and associated charge will be discontinued. Withdrawal charges, if applicable, will no longer apply, and no subsequent contributions will be permitted.

If the younger owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. If the contract continues under the "5-year rule", the death benefit is not payable and the Guaranteed minimum death benefit, if applicable, will continue without change. In general, the GMIB and charge will be discontinued. Withdrawal charges, if applicable, will continue to apply and no subsequent contributions will be permitted.

Spousal continuation

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be 85 or younger as of the date of the deceased spouse's death in order to continue the contract under Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

Upon your death, the younger spouse joint owner (for NQ contracts only) or the spouse beneficiary (under a single owner contract), may elect to receive the death benefit, continue the contract under our Beneficiary continuation option (as discussed below in this section) or continue the contract, as follows:

- In general, withdrawal charges will no longer apply to contributions made before your death. Withdrawal charges if applicable will apply if subsequent contributions are made.

- For contracts with the Return of Principal death benefit, a surviving spouse age 80 or younger on the date of your death can continue the contract with the Return of Principal death benefit and can continue funding the Protected Benefit account through age 80.

   A surviving spouse age 81 or older on the date of your death can continue the contract but the Return of Principal death benefit amount will be frozen. This means that the Return of Principal death benefit base will no longer increase and will be subject to pro rata reduction for any subsequent withdrawals.

- For contracts with the Highest Anniversary Value or "Greater of" death benefit, as applicable, the following applies:

   — If the surviving spouse is age 65 or younger on the date of your death for contracts with the "Greater of" death benefit or age 80 or younger for contracts with the Highest Anniversary Value death benefit, and you were age 84 or younger at death, the Guaranteed minimum death benefit continues and will continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85.

   — If the surviving spouse is age 65 or younger on the date of your death for contracts with the "Greater of" death benefit or age 80 or younger for contracts with the Highest Anniversary Value death benefit and you were age 85 or older at death, we will reinstate the Guaranteed minimum death benefit under the contract. The benefit base (which had previously been frozen at age 85) will now continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85.

   — If the surviving spouse is age 81 or older on the date of your death, for contracts with the Highest Anniversary Value death benefit, that death benefit will be frozen (subject to adjustment for subsequent contributions and withdrawals) and the charge will be discontinued.

   — If the surviving spouse is age 66 or over on the date of your death, for contracts with the "Greater of" death benefit, that death benefit will be frozen (subject to adjustment for subsequent contributions and withdrawals) and the charge will

be discontinued. However, the surviving spouse can continue the contract with the Return of Principal death benefit and can continue funding the Protected Benefit account through age 80.

— If the "Greater of" death benefit continues, the Roll-up to age 85 benefit base reset, and any Deferral Roll-up amount or Annual Roll-up amount, as applicable, will be based on the surviving spouse's age.

- For contracts with the RMD Wealth Guard death benefit, the following applies:

  — We will increase the Protected Benefit account value to equal RMD Wealth Guard death benefit base, if higher. This increase will be excluded from the total contributions portion of the calculation of any future RMD Wealth Guard Refund amount, if applicable.

  — Withdrawal charges will not apply to the Protected Benefit account value at the time the surviving spouse elects to continue the contract, but they will apply to any contributions made by the surviving spouse after the owner's death.

  — If the surviving spouse is age 68 or younger on the date of death, the RMD Wealth Guard death benefit continues. The applicable fee for the RMD Wealth Guard death benefit will be based on the surviving spouse's age at the time of the owner's death, and will be higher if the surviving spouse is age 65 or higher as of the date of death and the deceased owner was under age 65 when the contract was issued. The RMD Wealth Guard death benefit base will continue to grow (or, if the benefit base had been frozen upon the owner reaching age 85, resume growing) according to its terms until the contract date anniversary following the earlier of (i) the first RMD withdrawal from the Protected Benefit account and (ii) the date the surviving spouse reaches age 85. Any fees for the RMD Wealth Guard death benefit collected between the date of death and the date of claim will not be refunded.

  — If age 68 or younger on the date of death, the surviving spouse can fund the RMD Wealth Guard death benefit base if the deceased contract owner had been eligible to fund it but did not do so, or increase the RMD Wealth Guard death benefit base, by contributing or transferring additional amounts to the Protected Benefit Account, subject to the restrictions on contributions and transfers to the Protected Benefit Account described in "Appendix IX: Rule regarding contributions to your contract" later in this Prospectus and "Transferring your account value" in "Transferring your money among investment options" earlier in this Prospectus. Specifically, the restrictions on contributions and transfers that apply to contract owners age 20-64 on their contract date also apply to a surviving spouse age 20-64 on the date of death, and the rules that apply to contract owners age 65-68 on their contract date also apply to a surviving spouse aged 65-68 on the date of death.

  — If the surviving spouse is age 69 or older at the time of the owner's death, and the Protected Benefit account has value, the RMD Wealth Guard death benefit amount will be frozen. This means that the RMD Wealth Guard death benefit base will no longer increase and will be subject to pro rata reduction for any subsequent withdrawals, including RMD withdrawals. The charge for the RMD Wealth Guard death benefit will be discontinued and the RMD Wealth Guard Refund feature will no longer apply. If the Protected Benefit account has no value, the RMD Wealth Guard death benefit will terminate and the charge will be discontinued.

  — A surviving spouse who does not wish to continue the RMD Wealth Guard death benefit can terminate the benefit by taking a full withdrawal of the Protected Benefit account or making a one-time transfer to the Investment account variable investment options and guaranteed interest option.

The GMIB may continue if the benefit had not already terminated and the benefit will be based on the surviving spouse's age at the date of the deceased spouse's death. See "Exercise rules" under "Guaranteed minimum income benefit ("GMIB")" in "Contract features and benefits" earlier in this Prospectus.

Where an NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant's death the annuitant's spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant's death. No further change of annuitant will be permitted.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

For jointly owned NQ contracts, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

- The Guaranteed benefits continue to be based on the older spouse's age for the life of the contract.

- If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

- The withdrawal charge schedule, if applicable, remains in effect.

If you divorce, Spousal continuation does not apply.

Beneficiary continuation option

This feature permits a designated individual, on the contract owner's death, to maintain a contract with the deceased contract owner's name on it and receive distributions under the contract, instead of receiving the death benefit in a single sum. We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts, subject to state availability. Please speak with your financial professional for further information. For a state-by-state description of all material variations of this contract, including information on the availability of the Beneficiary continuation option in your state, see Appendix V later in this Prospectus.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information.

Beneficiary continuation option for traditional IRA and Roth IRA contracts only. The Beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option. If the election is made, then, as of the date we receive

satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the Protected Benefit account value to equal the applicable death benefit if such death benefit is greater than such account value, adjusted for any subsequent withdrawals. For Series CP® contracts, if any contributions are made during the one-year period prior to the owner's death, the account value will first be reduced by any credits applied to any such contributions.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy (determined in the calendar year after your death and determined on a term certain basis). These payments must begin no later than December 31st of the calendar year after the year of your death. For sole spousal beneficiaries, payments may begin by December 31st of the calendar year in which you would have reached age 70½, if such time is later. For traditional IRA contracts only, if you die before your Required Beginning Date for Required Minimum Distributions, as discussed later in this Prospectus in "Tax information" under "Individual retirement arrangements (IRAs)," the beneficiary may choose the "5-year rule" option instead of annual payments over life expectancy. The "5-year rule" is always available to beneficiaries under Roth IRA contracts. If the beneficiary chooses this option, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by December 31st of the calendar year which contains the fifth anniversary of your death.

Under the Beneficiary continuation option for IRA and Roth IRA contracts:

- The contract continues with your name on it for the benefit of your beneficiary.

- The beneficiary replaces the deceased owner as annuitant.

- This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

- If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the beneficiary's own life expectancy, if payments over life expectancy are chosen.

- The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.

- The beneficiary may make transfers among the Investment account variable investment options and the guaranteed interest option (subject to our rules) but no subsequent contributions will be permitted.

- The Protected Benefit account variable investment options will no longer be available and no value can be allocated to those investment options.

- If any Guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

- The beneficiary may choose at any time to withdraw all or a portion of the Total account value and no withdrawal charges, if any, will apply.

- Any partial withdrawal must be at least $300.

- Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

- Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required minimum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

Beneficiary continuation option for NQ contracts only. This feature, also known as Inherited annuity, may only be elected when the NQ contract owner dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. For purposes of this discussion, "beneficiary" refers to the successor owner. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as "scheduled payments." The beneficiary may choose the "5-year rule" instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the Beneficiary continuation option for NQ contracts:

- This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

- The beneficiary automatically replaces the existing annuitant.

- The contract continues with your name on it for the benefit of your beneficiary.

- If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the respective beneficiary's own life expectancy, if scheduled payments are chosen.

- The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.

- The beneficiary may make transfers among the Investment account variable investment options but no subsequent contributions will be permitted.

- The Protected Benefit account variable investment options will no longer be available and no value can be allocated to those investment options.

- If any Guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

- If the beneficiary chooses the "5-year rule," withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary may also take withdrawals, in addition to scheduled payments, at any time.

- Any partial withdrawals must be at least $300.

- Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary's death.

- Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

If the deceased is the owner or the older joint owner:

- As of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the Protected Benefit account value to equal the applicable death benefit if such death benefit is greater than such Protected Benefit account value adjusted for any subsequent withdrawals. For Series CP® contracts, if any contributions are made during the one-year period prior to the owner's death, the account value will first be reduced by any credits applied to any such contributions.

- No withdrawal charges, if applicable, will apply to any withdrawals by the beneficiary.

If the deceased is the younger non-spousal joint owner:

- The account value will not be reset to the death benefit amount.

- The contract's withdrawal charge schedule, if applicable, will continue to be applied to any withdrawal or surrender other than scheduled payments; the contract's free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders.

- We do not impose a withdrawal charge on scheduled payments except if, when added to any withdrawals previously taken in the same contract year, including for this purpose a contract surrender, the total amount of withdrawals and scheduled payments exceed the free withdrawal amount. See the "Withdrawal charges" in "Charges and expenses" earlier in this Prospectus, if applicable.

A surviving spouse should speak to his or her tax professional about whether Spousal continuation or the Beneficiary continuation option is appropriate for him or her. Factors to consider include, but are not limited to, the surviving spouse's age, need for immediate income and a desire to continue any Guaranteed benefits under the contract.

7. Tax information

Overview

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to Retirement Cornerstone® Series contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or QP. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and IRS interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person's contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. We also do not discuss the Employee Retirement Income Security Act of 1974 ("ERISA"). Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

FATCA

Even though this section in the Prospectus discusses consequences to United States individuals you should be aware that the Foreign Account Tax Compliance Act ("FATCA") which applies beginning in 2014 to certain U.S.-source payments may require AXA Equitable and its affiliates to obtain specified documentation of an entity's status before payment is made in order to avoid punitive 30% FATCA withholding. The FATCA rules are initially directed at foreign entities, and may presume that various U.S. entities are "foreign" unless the U.S. entity has documented its U.S. status by providing Form W-9. Also, in future years FATCA and related rules may require us to document the status of certain contractholders, as well as report contract values and other information for such contractholders. For this reason AXA Equitable and its affiliates intend to require appropriate status documentation at purchase, change of ownership, and affected payment transactions including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor, type of payee and type of recipient.

Contracts that fund a retirement arrangement

Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements ("IRAs"): an individual retirement annuity contract such as the ones offered in this Prospectus, or a custodial or trusteed individual retirement account. Annuity contracts can also be purchased in connection with retirement plans qualified under Section 401(a) of the Code ("QP contracts"). How these arrangements work, including special rules applicable to each, are noted in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a tax-qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits compared with the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.

Certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding qualified plans and IRAs. For this purpose additional annuity contract benefits may include, but are not limited to the various Guaranteed benefits. You should consider the potential implication of these Regulations before you purchase this annuity contract or purchase additional features under this annuity contract. See also Appendix II at the end of this Prospectus for a discussion of QP contracts.

Transfers among investment options

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.

Taxation of nonqualified annuities

Contributions

You may not deduct the amount of your contributions to a nonqualified annuity contract.

Contract earnings

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

- if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

- if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

- if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

- if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that AXA Equitable and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.

Annuity payments

The following applies to an annuitization of the entire contract. In certain cases, the contract can be partially annuitized. See "Partial Annuitization" below.

Annuitization under a Retirement Cornerstone® Series contract occurs when your interest under the contract is or has been applied to one or more payout options intended to amortize amounts over your life or over a period certain generally limited by the period of your life expectancy. (We do not currently offer a period certain option without life contingencies). Annuity payouts can also be determined on a joint life basis. After annuitization, no further contributions to the contract may be made, the annuity payout amount must be paid at least annually, and annuity payments cannot be stopped except by death or surrender (if permitted under the terms of the contract).

Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free portion of each payment is your investment in the contract divided by the number of expected payments. If you have a loss on a variable annuity payout in a taxable year, you may be able to adjust the tax-free amount in subsequent years.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

Your rights to apply amounts under this contract to an annuity payout option are described elsewhere in this Prospectus. If you hold your contract to the maximum maturity age under the contract we require that a choice be made between taking a lump sum settlement of any remaining account value or applying any such account value to an annuity payout option we may offer at the time under the contract. If no affirmative choice is made, we will apply any remaining account value or interest in the contract to the default option under the contract at such age. While there is no specific federal tax guidance as to whether or when an annuity contract is required to mature, or as to the form of the payments to be made upon maturity, we believe that this contract constitutes an annuity contract under current federal tax rules.

Annuity payments under the no lapse guarantee if you have the GMIB

If the value of the Protected Benefit account falls to zero before the maturity date and the no lapse guarantee is still in effect, we will issue a supplementary contract as described earlier in this Prospectus in "Guaranteed minimum income benefit" under "Contract features and benefits". The payments under the no lapse guarantee will be treated as annuity payments. If you have no value remaining in the Investment account, the entire contract will be annuitized. If you have value remaining in the Investment account, the contract will be treated as partially annuitized as described below. Since the value of the Protected Benefit account has fallen to zero, all of the account value under the contract is allocated to the Investment account, and all of the basis or investment in the contract will remain with the Investment account. Since no investment in the contract is allocated to the stream of payments under the no lapse guarantee, all amounts will be fully taxable over your life.

Partial annuitization

The consequences described above for annuitization of the entire contract apply to the portion of the contract which is partially annuitized. A nonqualified deferred annuity contract is treated as being partially annuitized if a portion of the contract is applied to an annuity payout option on a life-contingent basis or for a period certain of at least 10 years. In order to get annuity payment tax treatment for the portion of the contract applied to the annuity payout, payments must be made at least annually in substantially equal amounts, the payments must be designed to amortize the amount applied over life or the period certain, and the payments cannot be stopped, except by death or surrender (if permitted under the terms of the contract). The investment in the contract is split between the partially annuitized portion and the deferred amount remaining based on the relative values of the amount applied to the annuity payout and the deferred amount remaining at the time of the partial annuitization. Also, the partial annuitization has its own annuity starting date. We do not currently offer a period certain option without life contingencies.

Withdrawals made before annuity payments begin

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your Total account value less your total investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a reduction of your investment in the contract and is not taxable.

Collateral assignments are taxable to the extent of any earnings in the contract at the time any portion of the contract's value is assigned as collateral. Therefore, if you assign your contract as collateral for a loan with a third party after the contract is issued, you may have taxable income even though you receive no payments under the contract. AXA Equitable will report any income attributable to a collateral assignment on Form 1099-R. Also, if AXA Equitable makes payments or distributions to the assignee pursuant to directions under the collateral assignment agreement, any gains in such payments may be taxable to you and reportable on Form 1099-R even though you do not receive them.

Taxation of Annual withdrawals prior to the beginning of Lifetime GMIB payments

We treat any withdrawals under the contract as non-annuity payments for income tax purposes. (This includes Annual withdrawal amounts received before the entire contract is annutized as described above under "Annuity Payments.")

1035 Exchanges

You may purchase a nonqualified deferred annuity contract through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

- the contract that is the source of the funds you are using to purchase the nonqualified deferred annuity contract is another nonqualified deferred annuity contract or life insurance or endowment contract.

- the owner and the annuitant are the same under the source contract and the contract issued in exchange. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

In some cases you may make a tax-deferred 1035 exchange from a nonqualified deferred annuity contract to a "qualified long-term care contract" meeting all specified requirements under the Code or an annuity contract with a "qualified long-term care contract" feature (sometimes referred to as a "combination annuity" contract).

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the contract issued in exchange.

An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to purchase or contribute to another nonqualified deferred annuity contract on a tax-deferred basis. If requirements are met, the owner may also directly transfer amounts from a nonqualified deferred annuity contract to a "qualified long-term care contract" or "combination annuity" in such a partial 1035 exchange transaction. Special forms, agreement between the carriers, and provision of cost basis information may be required to process this type of an exchange.

If you are purchasing your contract through a Section 1035 exchange, you should be aware that AXA Equitable cannot guarantee that the exchange from the source contract to the contract you are applying for will be treated as a Section 1035 exchange; the insurance company issuing the source contract controls the tax information reporting of the transaction as a Section 1035 exchange. Because information reports are not provided and filed until the calendar year after the exchange transaction, the insurance company issuing the source contract shows its agreement that the transaction is a 1035 exchange by providing to us the cost basis of the exchanged source contract when it transfers the money to us on your behalf.

Even if the contract owner and the insurance companies agree that a full or partial 1035 exchange is intended, the IRS has the ultimate authority to review the facts and determine that the transaction should be recharacterized as taxable in whole or in part.

Section 1035 exchanges are generally not available after the death of the owner. The destination contract must meet specific post-death payout requirements to prevent avoidance of the death of owner rules. See "Payment of death benefit".

Surrenders

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.

Death benefit payments made to a beneficiary after your death

For the rules applicable to death benefits, see "Payment of death benefit" earlier in this Prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

Under the Beneficiary continuation option, the tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the 5-year rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract.

Early distribution penalty tax

If you take distributions before you are age 59½, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax. Some of the available exceptions to the pre-age 59½ penalty tax include distributions made:

- on or after your death; or

- because you are disabled (special federal income tax definition); or

- in the form of substantially equal periodic annuity payments at least annually over your life (or life expectancy), or the joint lives of you and your beneficiary (or joint life expectancies) using an IRS-approved distribution method. We do not anticipate that GMIB Annual withdrawal amount payments made before age 59½ will qualify for this exception.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

Investor control issues

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of Separate Account No. 70. If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying Portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of Separate Account No. 70. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying Portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to choose among the Portfolios, and must have no right to direct the particular investment decisions within the Portfolios.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of Separate Account No. 70, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of Portfolios available could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of Separate Account No. 70.

Additional Tax on Net Investment Income

Taxpayers who have modified adjusted gross income ("MAGI") over a specified amount and who also have specified net investment income in any year may have to pay an additional surtax of 3.8%. (This tax has been informally referred to as the "Net Investment Income Tax" or "NIIT"). For this purpose net investment income includes distributions from and payments under nonqualified annuity contracts. The threshold amount of MAGI varies by filing status: $200,000 for single filers; $250,000 for married taxpayers filing jointly, and $125,000 for married taxpayers filing separately. The tax applies to the lesser of a) the amount of MAGI over the applicable threshold amount or b) the net investment income. You should discuss with your tax adviser the potential effect of this tax.

Individual retirement arrangements (IRAs)

General

"IRA" stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and/or securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

- Traditional IRAs, typically funded on a pre-tax basis; and

- Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA's benefits or payments. All types of IRAs qualify for tax deferral regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publications 590-A ("Contributions to Individual Retirement Arrangements (IRAs)") and 590-B ("Distributions from Individual Retirement Arrangements (IRAs)"). These publications are usually updated annually, and can be obtained by contacting the IRS or from the IRS website (www.irs.gov).

AXA Equitable designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may purchase the contract as a traditional IRA or Roth IRA. We also offer Inherited IRA contracts for payment of post-death required minimum distributions from traditional IRAs and Roth IRAs, respectively.

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contract. For contracts owned in a custodial individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.

We describe the amount and types of charges that may apply to your contributions under "Charges and expenses" earlier in this Prospectus. We describe the method of calculating payments under "Accessing your money" earlier in this Prospectus. We do not guarantee or project growth in any variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).

Except as applicable to SEP-IRA Contracts (see "Simplified Employee Pension Plans (SEP Plans)" later in this section), we have not applied for opinion letters approving the respective forms of the traditional and Roth IRA contracts (including Inherited IRA contracts) for use as a traditional and Roth IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment.

Your right to cancel within a certain number of days

You can cancel either type of the Retirement Cornerstone® Series IRA contract (traditional IRA or Roth IRA) by following the directions in "Your right to cancel with a certain number of days" under "Contract features and benefits" earlier in this Prospectus. If you cancel a traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

Traditional individual retirement annuities (traditional IRAs)

Contributions to traditional IRAs. Individuals may make three different types of contributions to purchase a traditional IRA or as additional contributions to an existing IRA:

- "regular" contributions out of earned income or compensation; or

- tax-free "rollover" contributions; or

- direct custodian-to-custodian transfers from other traditional IRAs ("direct transfers").

When you make a contribution to your IRA, we require you to tell us whether it is a regular contribution, rollover contribution, or direct transfer contribution, and to supply supporting documentation in some cases.

Because the minimum initial contribution AXA Equitable requires to purchase the contract is larger than the maximum regular contribution you can make to an IRA for a taxable year, Series L or Series CP® Retirement Cornerstone® Series contracts must be purchased through a direct transfer contribution or rollover contribution. Since the minimum initial contribution AXA Equitable requires to purchase the Retirement Cornerstone® Series B contract is $5,000, which is less than as the current maximum regular contribution you can make to an IRA for a taxable year, the Retirement Cornerstone® Series B contract may be purchased through a regular contribution as well as direct transfer or rollover contribution.

See "Simplified Employee Pension Plans (SEP Plans)" later in this section for contributions to a SEP-IRA Contract.

Regular contributions to traditional IRAs

Limits on contributions. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally,

$5,500 is the maximum amount that you may contribute to all IRAs (traditional IRAs and Roth IRAs) for 2015, after adjustment for cost-of-living changes. When your earnings are below $5,500, your earned income or compensation for the year is the most you can contribute. This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a traditional IRA. You cannot make regular traditional IRA contributions for the tax year in which you reach age 70 ½ or any tax year after that.

If you are at least age 50 at any time during the taxable year for which you are making a regular contribution to your IRA, you may be eligible to make additional "catch-up contributions" of up to $1,000 to your traditional IRA.

Special rules for spouses. If you are married and file a joint Federal income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to traditional IRAs (and Roth IRAs discussed below). Even if one spouse has no compensation or compensation under $5,500, married individuals filing jointly can contribute up to $11,000 per year to any combination of traditional IRAs and Roth IRAs. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. The maximum amount may be less if earned income is less and the other spouse has made IRA contributions. No more than a combined total of $5,500 can be contributed annually to either spouse's traditional and Roth IRAs. Each spouse owns his or her traditional IRAs and Roth IRAs even if the other spouse funded the contributions. A working spouse age 70 ½ or over can contribute up to the lesser of $5,500 or 100% of "earned income" to a traditional IRA for a non-working spouse until the year in which the non-working spouse reaches age 70 ½. Catch-up contributions may be made as described above for spouses who are at least age 50 but under age 70 ½ at any time during the taxable year for which the contribution is made.

Deductibility of contributions. The amount of traditional IRA contributions that you can deduct for a taxable year depends on whether you are covered by an employer-sponsored tax-favored retirement plan, as defined under special federal income tax rules. Your Form W-2 will indicate whether or not you are covered by such a retirement plan.

The federal tax rules governing contributions to IRAs made from current compensation are complex and are subject to numerous technical requirements and limitations which vary based on an individual's personal situation (including his/her spouse). IRS Publication 590-A, *"Contributions to Individual Retirement Arrangements (IRAs)"* which is updated annually and is available at www.irs.gov, contains pertinent explanations of the rules applicable to the current year. The amount of permissible contributions to IRAs, the amount of IRA contributions which may be deductible, and the individual's income limits for determining contributions and deductions all may be adjusted annually for cost of living.

Nondeductible regular contributions. If you are not eligible to deduct part or all of the traditional IRA contribution, you may still make nondeductible contributions on which earnings will accumulate on a tax-deferred basis. The combined deductible and nondeductible contributions to your traditional IRA (or the non-working spouse's traditional IRA) may not, however, exceed the maximum $5,000 per person limit for the applicable taxable year ($5,500 for 2015 after adjustment). The dollar limit is $1,000 higher for people eligible to make age 50-70 ½ "catch-up" contributions ($6,500 for 2015). You

must keep your own records of deductible and nondeductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See "Withdrawals, payments and transfers of funds out of traditional IRAs" later in this section for more information.

If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a traditional IRA in prior years and are receiving distributions from any traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible traditional IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all traditional IRAs are fully distributed.

When you can make regular contributions. If you file your tax returns on a calendar year basis like most taxpayers, you have until the April 15 return filing deadline (without extensions) of the following calendar year to make your regular traditional IRA contributions for a taxable year. Make sure you designated the year for which you are making the contribution.

Rollover and direct transfer contributions to traditional IRAs

Rollover contributions may be made to a traditional IRA from these "eligible retirement plans":

- qualified plans;
- governmental employer 457(b) plans;
- 403(b) plans; and
- other traditional IRAs.

Direct transfer contributions may only be made directly from one traditional IRA to another.

Any amount contributed to a traditional IRA after you reach age 70 ½ must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

Rollovers from "eligible retirement plans" other than traditional IRAs

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant. A non-spousal death beneficiary may also be able to make a direct rollover to an Inherited IRA contract with special rules and restrictions under certain circumstances.

There are two ways to do rollovers:

- Do it yourself:

    You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

- Direct rollover:

    You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

All distributions from a qualified plan, 403(b) plan or governmental employer 457(b) plan are eligible rollover distributions, unless the distributions are:

- "required minimum distributions" after age 70 ½ or retirement from service with the employer; or

- substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

- substantially equal periodic payments made for a specified period of 10 years or more; or

- hardship withdrawals; or

- corrective distributions that fit specified technical tax rules; or

- loans that are treated as distributions; or

- death benefit payments to a beneficiary who is not your surviving spouse; or

- qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan such as a traditional IRA, and subsequently take a premature distribution.

Rollovers from an eligible retirement plan to a traditional IRA are not subject to the "one-per-year limit" noted later in this section.

Rollovers of after-tax contributions from eligible retirement plans other than traditional IRAs

Any non-Roth after-tax contributions you have made to a qualified plan or 403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See "Taxation of Payments" later in this section under "Withdrawals, payments and transfers of funds out of traditional IRAs." After-tax contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.

Rollovers from traditional IRAs to traditional IRAs

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. We call this the "one-per-year limit." It is the IRA owner's responsibility to determine if this rule is met. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.

Spousal rollovers and divorce-related direct transfers

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, the deceased spouse's

traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Excess contributions to traditional IRAs

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. The following are excess contributions to IRAs:

- regular contributions of more than the maximum regular contribution amount for the applicable taxable year; or

- regular contributions to a traditional IRA made after you reach age 70 ½, or

- rollover contributions of amounts which are not eligible to be rolled over, for example, minimum distributions required to be made after age 70 ½

You can avoid or limit the excise tax by withdrawing an excess contribution (rollover or regular). See IRS Publications 590-A and 590-B for further details.

Recharacterizations

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having "recharacterized" your contribution.

Withdrawals, payments and transfers of funds out of traditional IRAs

No federal income tax law restrictions on withdrawals. You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

Taxation of payments. Amounts distributed from traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

We report all payments from traditional IRA contracts on IRS Form 1099-R. You are responsible for reporting these amounts correctly on your individual income tax return and keeping supporting records. Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income.

If you have ever made nondeductible (after-tax) IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax-free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax-free) to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

- the amount received is a withdrawal of certain excess contributions, as described in IRS Publications 590-A and 590-B; or

- the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See "Rollovers from eligible retirement plans other than traditional IRAs" in "Traditional individual retirement annuities (traditional IRAs)" earlier in this section for more information.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer 457(b) plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a "conduit IRA" before being rolled back into a qualified plan. See your tax adviser.

IRA distributions directly transferred to charity. Specified distributions from IRAs directly transferred to charitable organizations have been tax-free to IRA owners age 70 ½ or older in past years. This is a temporary provision and must be extended by Congress to be in effect for a particular year. In past years Congress has sometimes extended this provision retroactively. You can direct AXA Equitable to make a distribution directly to a charitable organization you request whether or not such distribution might be eligible for favorable tax treatment. If favorable tax treatment is important to you, you should check with your own tax advisor to see if this provision is in effect before you request a charitable direct transfer from your IRA.

Required minimum distributions

Background on Regulations — Required Minimum Distributions. Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury Regulations. Certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits must be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. For this purpose additional annuity contract benefits may include, but are not limited to, Guaranteed benefits. This could increase the amount required to be distributed from the contracts if you take annual withdrawals instead of annuitizing. Please consult your tax adviser concerning applicability of these complex rules to your situation.

Lifetime required minimum distributions. You must start taking annual distributions from your traditional IRAs for the year in which you turn age 70 ½.

When you have to take the first lifetime required minimum distribution. The first required minimum distribution is for the calendar year in which you turn age 70 ½. You have the choice to take this first required minimum distribution during the calendar year you actually reach age 70 ½, or to delay taking it until the first three-month period in the next calendar year (January 1st - April 1st). Distributions must start no later than your "Required Beginning Date", which is April 1st of the calendar year after the calendar year in which you turn age 70 ½. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year — the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

How you can calculate required minimum distributions. There are two approaches to taking required minimum distributions — "account-based" or "annuity-based."

Account-based method. If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change.

If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

Annuity-based method. If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

Do you have to pick the same method to calculate your required minimum distributions for all of your traditional IRAs and other retirement plans? No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

Will we pay you the annual amount every year from your traditional IRA based on the method you choose? We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our "automatic required minimum distribution (RMD) service." Even if you do not enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, if you are taking account-based withdrawals from all of your traditional IRAs, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

What if you take more than you need to for any year? The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

What if you take less than you need to for any year? Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

What are the required minimum distribution payments after you die? These could vary depending on whether you die before or after your Required Beginning Date for lifetime required minimum distribution payments, and the status of your beneficiary. The following assumes that you have not yet elected an annuity-based payout at the time of your death. If you elect an annuity-based payout, payments (if any) after your death must be made at least as rapidly as when you were alive.

Individual beneficiary. Regardless of whether your death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the owner's death and reduces that number by one each subsequent year.

If you die before your Required Beginning Date, the rules permit any individual beneficiary, including a spousal beneficiary, to elect instead to apply the "5-year rule." Under this rule, instead of annual payments having to be made beginning with the first in the year following the owner's death, the entire account must be distributed by the end of the calendar year which contains the fifth anniversary of the owner's death. No distribution is required before that fifth year.

Spousal beneficiary. If you die after your Required Beginning Date, and your death beneficiary is your surviving spouse, your spouse has a number of choices. Post-death distributions may be made over your spouse's single life expectancy. Any amounts distributed after that surviving spouse's death are made over the spouse's life expectancy calculated in the year of his/her death, reduced by one for each subsequent year. In some circumstances, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches age 70½, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

If you die before your Required Beginning Date, and the death beneficiary is your surviving spouse, the rules permit the spouse to delay starting payments over his/her life expectancy until the year in which you would have attained age 70½.

Non-individual beneficiary. If you die after your Required Beginning Date, and your death beneficiary is a non-individual, such as the estate, the rules permit the beneficiary to calculate post-death required minimum distribution amounts based on the owner's life expectancy in the year of death. **However, note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.**

If you die before your Required Beginning Date for lifetime required minimum distribution payments, and the death beneficiary is a non-individual, such as the estate, the rules continue to apply the 5-year rule discussed earlier under "Individual beneficiary". **Please note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.**

Spousal continuation

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.

Payments to a beneficiary after your death

IRA death benefits are taxed the same as IRA distributions.

Borrowing and loans are prohibited transactions

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59½ before the first day of that tax year.

Early distribution penalty tax

A penalty tax of 10 % of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59½. Some of the available exceptions to the pre-age 59½ penalty tax include distributions:

- made on or after your death; or

- made because you are disabled (special federal income tax definition); or

- used to pay certain extraordinary medical expenses (special federal income tax definition); or

- used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

- used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

- used to pay certain higher education expenses (special federal income tax definition); or

- in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

To meet the substantially equal periodic payments exception, you could elect the substantially equal withdrawals option. See "Substantially equal withdrawals" under "Accessing your money" earlier in this Prospectus. We will calculate the substantially equal payments, using your choice of IRS-approved methods we offer. Although substantially equal withdrawals are not subject to the 10% penalty tax, they are taxable as discussed in "Withdrawals, payments and transfers of funds out of traditional IRAs" earlier in this section. Once substantially equal withdrawals begin, the distributions should not be stopped or changed until after the later of your reaching age 59 1/2 or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under either option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from, or any additional contributions or transfers you make to, your contract as changing your pattern of substantially equal withdrawals for purposes of determining whether the penalty applies.

Making additional contributions to the contract is treated as changing the pattern of withdrawals. It does not matter whether the additional contributions are made by direct transfer or rollover; nor does it matter if they are made to the Investment account or the Protected Benefit account. Because the penalty exception method does not permit additional contributions or payment changes to restore any benefit base under the contract, you and your tax adviser should consider carefully whether you should elect the Substantially equal withdrawals option or any other method of penalty exception withdrawals if you have allocated, or intend to allocate, amounts to the Protected Benefit account value after starting Substantially equal withdrawals.

Simplified Employee Pensions (SEPs)

An employer can establish a Simplified Employee Pension Plan (SEP plan) for its employees, and can make contributions to a contract for each eligible employee. A self-employed individual may be an employer for this purpose. A SEP-IRA contract is a form of traditional IRA contract, owned by the employee-annuitant who is a participant under the SEP plan and most of the rules which apply to traditional IRAs apply. See the discussion above under "Traditional individual retirement annuities (traditional IRAs)."

A major difference is the amount of permissible contributions. An employer can annually contribute an amount for an employee up to the lesser of 25% of eligible compensation or $40,000 ($53,000 after cost-of-living adjustment for 2015). This amount may be further adjusted for cost-of-living changes in future years. Rules similar to the federal tax rules governing qualified plans apply to which employees must be covered and calculation of employer contributions under a SEP plan.

Employers must rely on their own tax and legal advisors regarding the establishment and operation of their SEP plans. An employer sponsoring a SEP plan should discuss with its tax advisor the requirements under the SEP plan to make contributions for its employees and should consider the availability of other funding vehicles for the SEP plan, given the limits on the amount and timing of contributions under the Retirement Cornerstone® Series SEP-IRA contract.

Participating employees who are considering the purchase of a Retirement Cornerstone® Series SEP-IRA contract through a sponsoring employer's SEP plan contributions should discuss with their employers and their tax advisors that the Retirement Cornerstone® Series SEP-IRA contract is not a model traditional IRA established on an IRS form. However, AXA Equitable has applied for, and received an opinion letter from the IRS that the Retirement Cornerstone® Series SEP-IRA contract is acceptable as to form as an IRA and therefore, it may be used in connection with an employer's SEP plan established using an IRS Form 5305-SEP.

AXA Equitable requires a minimum contribution to purchase a SEP-IRA contract in Series CP and Series L which may be larger than the employer contribution with respect to compensation for an employee. In such a case the contract would have to be purchased through a direct transfer from another traditional IRA or through a rollover from another eligible retirement plan, or some combination of contributions permissible under the SEP plan, Code and SEP-IRA contract terms.

Under federal income tax rules employees participating in an employer's SEP plan are not prohibited from making traditional IRA contributions with respect to the employee's compensation to the same traditional IRA which is being funded through employer contributions under the SEP plan. Please note that the terms of the Retirement Cornerstone® Series SEP-IRA contract do not permit the Retirement Cornerstone® Series SEP-IRA contract owner to make traditional IRA contributions at the same time as the employer sponsoring the SEP plan is making employer contributions to the Retirement Cornerstone® Series SEP-IRA contract. However, if the Retirement Cornerstone® Series SEP-IRA contract owner requests in writing supported by appropriate documentation that either (i) the sponsoring employer has terminated the SEP plan or (ii) the Retirement Cornerstone® Series SEP-IRA contract owner has separated from service with the sponsoring employer, we will remove the "SEP-IRA" designation from the contract on our records and merely retain the "traditional IRA" designation. No fees or charges will be imposed on any such change of designation. Thereafter, we will no longer accept employer contributions. If the IRA contract owner is eligible to make contributions, we will accept traditional IRA regular contributions described earlier in this section under "Traditional individual retirement annuities (traditional IRAs)."

Please also note, if the sponsoring employer's plan is a "Salary Reduction Simplified Employee Pension Plan" or "SARSEP" established before 1997 that the Retirement Cornerstone® Series SEP-IRA contract does not accept salary reduction contributions.

Roth individual retirement annuities (Roth IRAs)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under "Traditional individual retirement annuities (traditional IRAs)."

The Retirement Cornerstone® Series Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.

Contributions to Roth IRAs. Individuals may make four different types of contributions to a Roth IRA:

• regular after-tax contributions out of earnings; or

• taxable rollover contributions from traditional IRAs or other eligible retirement plans ("conversion rollover" contributions); or

- tax-free rollover contributions from other Roth individual retirement arrangements or designated Roth accounts under defined contribution plans; or

- tax-free direct custodian-to-custodian transfers from other Roth IRAs ("direct transfers").

Regular after-tax, direct transfer and rollover contributions may be made to a Roth IRA contract. See "Rollovers and direct transfer contributions to Roth IRAs" later in this section for more information. If you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

For Retirement Cornerstone® Series CP® and Series L Roth IRA contracts, the initial contribution must be a direct transfer or rollover contribution. Subsequent contributions may also be "regular" contributions out of compensation.

Regular contributions to Roth IRAs

Limits on regular contributions. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,500 is the maximum amount that you may contribute to all IRAs (traditional IRAs and Roth IRAs) for 2015, after adjustment for cost-of-living changes. This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a Roth IRA. Any contributions to Roth IRAs reduce your ability to contribute to traditional IRAs and vice versa. When your earnings are below $5,500, your earned income or compensation for the year is the most you can contribute. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to Roth IRAs and traditional IRAs. See the discussion under "Special rules for spouses" earlier in this section under traditional IRAs.

If you or your spouse are at least age 50 at any time during the taxable year for which you are making a regular contribution, you may be eligible to make additional catch-up contributions of up to $1,000.

With a Roth IRA, you can make regular contributions when you reach age 70 ½, as long as you have sufficient earnings. The amount of permissible contributions to Roth IRAs for any year depends on the individual's income limits and marital status. For example, if you are married and filing separately for any year your ability to make regular Roth IRA contributions is greatly limited. The amount of permissible contributions and income limits may be adjusted annually for cost of living. Please consult IRS Publication 590-A, "*Contributions to Individual Retirement Arrangements (IRAs)*" for the rules applicable to the current year.

When you can make contributions.

Same as traditional IRAs.

Deductibility of contributions.

Roth IRA contributions are not tax deductible.

Rollovers and direct transfer contributions to Roth IRAs

What is the difference between rollover and direct transfer transactions? The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only make rollovers between different plan types (for example, traditional IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:

- another Roth IRA;

- a traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two-year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover ("conversion rollover");

- a "designated Roth contribution account" under a 401(k) plan, a 403(b) plan or a governmental employer Section 457(b) plan (direct or 60-day); or

- from non-Roth accounts under another eligible retirement plan, as described below under "Conversion rollover contributions to Roth IRAs."

You may make direct transfer contributions to a Roth IRA only from another Roth IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds. We call this the "one-per-year limit." It is the Roth IRA owner's responsibility to determine if this rule is met. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Conversion rollover contributions to Roth IRAs

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Amounts can also be rolled over from non-Roth accounts under another eligible retirement plan, including a Code Section 401(a) qualified plan, a 403(b) plan, and a governmental employer Section 457(b) plan.

Unlike a rollover from a traditional IRA to another traditional IRA, a conversion rollover transaction from a traditional IRA or other eligible retirement plan to a Roth IRA is not tax-free. Instead, the distribution from the traditional IRA or other eligible retirement plan is generally fully

taxable. If you are converting all or part of a traditional IRA, and you have ever made nondeductible regular contributions to any traditional IRA — whether or not it is the traditional IRA you are converting — a pro rata portion of the distribution is tax-free. Even if you are under age 59 1/2, the early distribution penalty tax does not apply to conversion rollover contributions to a Roth IRA. Conversion rollover contributions to Roth IRAs are not subject to the "one-per-year limit" noted earlier in this section.

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

You cannot convert and reconvert an amount during the same taxable year, or if later, during the 30-day period following a recharacterization. If you reconvert during either of these periods, it will be a failed Roth IRA conversion.

The IRS and Treasury have issued Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs. Although these Regulations are not clear, they could require an individual's gross income on the conversion of a traditional IRA to a Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion. This could increase the amount of income reported in certain circumstances.

Recharacterizations

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

How to recharacterize. To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a deemed trustee-to-trustee transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. You must report the recharacterization and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made.

The contribution will not be treated as having been made to the second IRA unless the transfer includes any net income allocable to the contribution. You can take into account any loss on the contribution while it was in the IRA when calculating the amount that must be transferred. If there was a loss, the net income you must transfer may be a negative amount.

No deduction is allowed for the contribution to the first IRA and any net income transferred with the recharacterized contribution is treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent any deduction was allowed with respect to the contribution to the first IRA.

For recharacterization purposes, a distribution from a traditional IRA that is received in one tax year and rolled over into a Roth IRA in the next year, but still within 60 days of the distribution from the traditional IRA, is treated as a contribution to the Roth IRA in the year of the distribution from the traditional IRA.

Roth IRA conversion contributions from a SEP-IRA or SIMPLE IRA can be recharacterized to a SEP-IRA or SIMPLE IRA (including the original SEP-IRA or SIMPLE IRA). You cannot recharacterize back to the original plan a contribution directly rolled over from an eligible retirement plan which is not a traditional IRA.

The recharacterization of a contribution is not treated as a rollover for purposes of the 12-month limitation period described above. This rule applies even if the contribution would have been treated as a rollover contribution by the second IRA if it had been made directly to the second IRA rather than as a result of a recharacterization of a contribution to the first IRA.

To recharacterize a contribution, you must use our forms.

Withdrawals, payments and transfers of funds out of Roth IRAs

No federal income tax law restrictions on withdrawals. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

Distributions from Roth IRAs

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

- rollovers from a Roth IRA to another Roth IRA;

- direct transfers from a Roth IRA to another Roth IRA;

- qualified distributions from a Roth IRA; and

- return of excess contributions or amounts recharacterized to a traditional IRA.

Qualified distributions from Roth IRAs. Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income:

- you are age 59 1/2 or older; or

- you die; or

- you become disabled (special federal income tax definition); or

- your distribution is a "qualified first-time homebuyer distribution" (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

Nonqualified distributions from Roth IRAs. Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1) Regular contributions.

(2) Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

    (a) Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

    (b) Nontaxable portion.

(3) Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped, then added together as follows:

(1) All distributions made during the year from all Roth IRAs you maintain — with any custodian or issuer — are added together.

(2) All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3) All conversion contributions made during the year are added together.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose.

Required minimum distributions during life

Lifetime required minimum distributions do not apply.

Required minimum distributions at death

Same as traditional IRA under "What are the required minimum distribution payments after you die?", assuming death before the Required Beginning Date.

Payments to a beneficiary after your death

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

Borrowing and loans are prohibited transactions

Same as traditional IRA.

Excess contributions to Roth IRAs

Generally the same as traditional IRA, except that regular contributions made after age 70 ½ are not excess contributions.

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over.

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

Early distribution penalty tax

Same as traditional IRA.

Federal and state income tax withholding and information reporting

We must withhold federal income tax from distributions from annuity contracts and specified tax-favored savings or retirement plans or arrangements. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

* We might have to withhold and/or report on amounts we pay under a free look or cancellation.

* We are required to withhold on the gross amount of a distribution from a Roth IRA to the extent it is reasonable for us to believe that a distribution is includable in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable.

Special withholding rules apply to United States citizens residing outside of the United States, foreign recipients, and certain U. S. entity recipients which are treated as foreign because they fail to document their U.S. status before payment is made. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to United States persons living abroad and non-United States persons (including U.S. entities treated as foreign) prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. In some states, the income tax withholding is completely independent of

federal income tax withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

Federal income tax withholding on periodic annuity payments

Federal tax rules require payers to withhold differently on "periodic" and "non-periodic" payments. Payers are to withhold from periodic annuity payments as if the payments were wages. The annuity contract owner is to specify marital status and the number of withholding exemptions claimed on an IRS Form W-4P or similar substitute election form. If the owner does not claim a different number of withholding exemptions or marital status, the payer is to withhold assuming that the owner is married and claiming three withholding exemptions. If the owner does not provide the owner's correct Taxpayer Identification Number a payer is to withhold from periodic annuity payments as if the owner were single with no exemptions.

A contract owner's withholding election remains effective unless and until the owner revokes it. The contract owner may revoke or change a withholding election at any time.

Federal income tax withholding on non-periodic annuity payments (withdrawals)

Non-periodic distributions include partial withdrawals, total surrenders and death benefits. Payers generally withhold federal income tax at a flat 10% rate from (i) the taxable amount in the case of nonqualified contracts, and (ii) the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includable in gross income.

As described below, there is no election out of federal income tax withholding if the payment is an eligible rollover distribution from a qualified plan. If a non-periodic distribution from a qualified plan is not an eligible rollover distribution then election out is permitted. If there is no election out, the 10% withholding rate applies.

Special rules for contracts funding qualified plans

The plan administrator is responsible for making all required notifications on tax matters to plan participants and to the IRS. See Appendix II at the end of this Prospectus.

Mandatory withholding from qualified plan distributions

Unless the distribution is directly rolled over to another eligible retirement plan, eligible rollover distributions from qualified plans are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan distributions and communicating to the recipient whether the distribution is an eligible rollover distribution.

Impact of taxes to AXA Equitable

The contracts provide that we may charge Separate Account No. 70 for taxes. We do not now, but may in the future set up reserves for such taxes.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

8. More information

About Separate Account No. 70

Each variable investment option is a subaccount of Separate Account No. 70. We established Separate Account No. 70 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account No. 70 and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from Separate Account No. 70 that represent our investments in Separate Account No. 70 or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest Separate Account No. 70 assets in any investment permitted by applicable law. The results of Separate Account No. 70's operations are accounted for without regard to AXA Equitable's other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account No. 70. However, the obligations themselves are obligations of AXA Equitable.

Separate Account No. 70 is registered under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or Separate Account No. 70. Although Separate Account No. 70 is registered, the SEC does not monitor the activity of Separate Account No. 70 on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Separate Account No. 70 invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust.

We reserve the right subject to compliance with laws that apply:

(1) to add variable investment options to, or to remove variable investment options from, Separate Account No. 70, or to add other separate accounts;

(2) to combine any two or more variable investment options;

(3) to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4) to operate Separate Account No. 70 or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account No. 70 or a variable investment option directly);

(5) to deregister Separate Account No. 70 under the Investment Company Act of 1940;

(6) to restrict or eliminate any voting rights as to Separate Account No. 70;

(7) to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies;

(8) to limit or terminate contributions or transfers into any of the variable investment options; and

(9) to limit the number of variable investment options you may select.

If the exercise of these rights results in a material change in the underlying investment of Separate Account No. 70, you will be notified of such exercise, as required by law.

About the Trusts

The Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on the Trusts' shares are reinvested in full. The Board of Trustees of each Trust serves for the benefit of each Trust's shareholders. The Board of Trustees may take many actions regarding the Portfolios (for example, the Board of Trustees can establish additional Portfolios or eliminate existing Portfolios; change Portfolio investment objectives; and change Portfolio investment policies and strategies). In accordance with applicable law, certain of these changes may be implemented without a shareholder vote and, in certain instances, without advanced notice. More detailed information about certain actions subject to notice and shareholder vote for each Trust, and other information about the Portfolios, including portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 plan and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this prospectus, or in their respective SAIs, which are available upon request.

About the general account

This contract is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a contract's account value or any Guaranteed benefits with which the contract was issued. AXA Equitable is solely responsible to the contract owner for the contract's account value and such Guaranteed benefits. The general obligations and any Guaranteed benefits under the contract are supported by AXA Equitable's general account and are subject to AXA Equitable's claims paying ability. An owner should look to the financial strength of AXA Equitable for its claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer's general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about AXA Equitable's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings

are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative. For Series CP® contracts, credits allocated to your account value are funded from our general account.

The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The contract is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this Prospectus that relate to the general account . The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

About other methods of payment

Wire transmittals and electronic transactions

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under "How you can make your contributions" under "Contract features and benefits" earlier in this Prospectus.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.

Where we require a signed application, the above procedures do not apply and no transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt Form. We may also require additional information. Until we receive the Acknowledgement of Receipt Form, (i.e. withdrawals and surrenders) financial transactions will not be permitted unless you request them in writing, sign the request and have it signature guaranteed. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, subsequent contributions may be transmitted by wire.

Automatic investment program

You may use our automatic investment program, or "AIP," to have a specified amount automatically deducted from a checking account, money market account, or credit union checking account and contributed as a subsequent contribution into a contract on a monthly or quarterly basis. AIP is available for NQ, traditional IRA and Roth IRA contracts. AIP is not available for SEP-IRA, QP or Inherited IRA Beneficiary Continuation (traditional IRA or Roth IRA) contracts.

The minimum amounts we will deduct are $100 monthly and $300 quarterly. AIP subsequent contributions may be allocated to any of the variable investment options, but not to a Special DCA program. You choose the day of the month you wish to have your account debited. However, you may not choose a date later than the 28th day of the month. For contracts with a Guaranteed benefit, AIP contributions with allocations to the Protected Benefit account variable investment options will be allocated to corresponding Investment account variable investment options that invest in the same Portfolios after the date the first withdrawal is taken from the Protected Benefit account.

You may cancel AIP at any time by notifying our processing office. We are not responsible for any debits made to your account before the time written notice of cancellation is received at our processing office.

Dates and prices at which contract events occur

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

Business day

Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

- If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:
  — on a non-business day;
  — after 4:00 p.m. Eastern Time on a business day; or
  — after an early close of regular trading on the NYSE on a business day.

- If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

- When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

- If we have entered into an agreement with your broker-dealer for automated processing of contributions and/or transfers upon receipt of customer order, your contribution and/or transfer will be considered received at the time your broker-dealer receives your contribution and/or transfer and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your broker-dealer is considered a processing office for the purpose of receiving the contribution and/or transfer. Such arrangements may apply to initial contributions, subsequent contributions, and/or transfers, and may be commenced or terminated at any time without prior notice. If required by law, the "closing time" for such orders will be earlier than 4:00 p.m., Eastern Time.

Contributions, Credits and transfers

- Contributions (and Credits, for Series CP® contracts only) allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.

- Contributions (and Credits, for Series CP® contracts only) allocated to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

- Initial contributions allocated to the account for special dollar cost averaging receive the interest rate in effect on that business day. At certain times, we may offer the opportunity to lock in the interest rate for an initial contribution to be received under Section 1035 exchanges and trustee to trustee transfers. Your financial professional can provide information or you can call our processing office.

- Transfers to or from variable investment options will be made at the unit value next determined after the receipt of the transfer request.

- Transfers to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

- For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.

About your voting rights

As the owner of the shares of the Trusts, we have the right to vote on certain matters involving the Portfolios, such as:

- the election of trustees; or

- the formal approval of independent public accounting firms selected for each Trust; or

- any other matters described in the prospectus for each Trust or requiring a shareholders' vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a Portfolio in the same proportions that contract owners vote. One effect of proportional voting is that a small number of contract owners may determine the outcome of a vote.

The Trusts sell their shares to AXA Equitable separate accounts in connection with AXA Equitable's variable annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. AXA Premier VIP Trust and EQ Advisors Trust also sell their shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.

Separate Account No. 70 voting rights

If actions relating to the Separate Account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

Changes in applicable law

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

Cybersecurity

Our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, so our business is potentially susceptible to operational and information security risks resulting from a cyber-attack. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our

service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your Contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your Contract due to cyber-attacks or information security breaches in the future.

Misstatement of age

If the age of any person upon whose life or age a benefit provided under a Guaranteed benefit has been misstated, any such benefit will be that which would have been purchased on the basis of the correct age. If that person would not have been eligible for that Guaranteed benefit at the correct age, (i) the benefit will be rescinded; (ii) any charges that were deducted for the benefit will be refunded and applied to the Total account value of the contract, and (iii) only the death benefit provided by amounts allocated to the Investment account will apply.

Statutory compliance

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in your contract must be in writing and made by an authorized officer of AXA Equitable. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.

About legal proceedings

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner's interest in Separate Account No. 70, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the contracts, or the distribution of the contracts.

Financial statements

The financial statements of Separate Account No. 70, as well as the consolidated financial statements of AXA Equitable, are in the SAI. The financial statements of AXA Equitable have relevance to the contracts only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.

Transfers of ownership, collateral assignments, loans and borrowing

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive notification of any change at our processing office.

We may refuse to process a change of ownership of an NQ contract to an entity without appropriate documentation of status on IRS Form W-9 (or, if IRS Form W-9 cannot be provided because the entity is not a U.S. entity, on the appropriate type of Form W-8).

Following a change of ownership, the existing beneficiary designations will remain in effect until the new owner provides new designations.

Any Guaranteed benefit in effect will generally terminate if you change ownership of the contract. A Guaranteed benefit will not terminate if the ownership of the contract is transferred from a non-natural owner to an individual but the contract will continue to be based on the annuitant's life. It will also not terminate if you transfer your individually-owned contract to a trust held for your (or your and your immediate family's) benefit; it will continue to be based on your life. If you were not the annuitant under the individually-owned contract, you will become the annuitant when ownership is changed. Please speak with your financial professional for further information.

For a state-by-state description of all material variations of this contract, including information regarding the termination of benefits under your contract, see Appendix V later in this Prospectus.

In general, you cannot assign or transfer ownership of an IRA or QP contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA and QP contracts as security for a loan or other obligation.

For limited transfers of ownership after the owner's death see "Beneficiary continuation option" in "Payment of death benefit" earlier in this Prospectus. You may direct the transfer of the values under your IRA or QP contract to another similar arrangement under federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge, if one applies.

Loans are not available under your NQ contract.

In certain circumstances, you may collaterally assign all or a portion of the value of your NQ contract as security for a loan with a third party lender. The terms of the assignment are subject to our approval. The amount of the assignment may never exceed your Total account value on the day prior to the date we receive all necessary paperwork to effect the assignment. Only one assignment per contract is permitted. You must indicate that you have not purchased, and will not purchase, any other AXA Equitable (or affiliate's) NQ deferred annuity contract in the same calendar year that you purchase the contract.

A collateral assignment does not terminate your benefits under the contract. However, a collateral assignment will terminate your optional benefits. All withdrawals, distributions and benefit payments, as well as the exercise of any benefits, are subject to the assignee's prior approval and payment directions. We will follow such directions until AXA Equitable receives written notification satisfactory to us that the assignment has been terminated. If the owner or beneficiary fails to provide timely notification of the termination, it is possible that we could pay the assignee more than the amount of the assignment, or continue paying the assignee pursuant to existing directions after the collateral assignment has in fact been terminated. Our payment of any death benefit to the beneficiary will also be subject to the terms of the assignment until we receive written notification satisfactory to us that the assignment has been terminated.

In some cases, an assignment or change of ownership may have adverse tax consequences. See "Tax information" earlier in this Prospectus.

About Custodial IRAs

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, AXA Equitable will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. AXA Equitable will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. AXA Equitable will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. AXA Equitable may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.

How divorce may affect your Guaranteed benefits

Our optional benefits do not provide a cash value or any minimum account value. In the event that you and your spouse become divorced after you purchase a contract with a Guaranteed benefit, we will not divide the benefit base(s) used to calculate the benefits as part of the divorce settlement or judgment. As a result of the divorce, we may be required to withdraw amounts from the Protected Benefit account to be paid to an ex-spouse. Any such withdrawal will be considered a withdrawal from the contract even if the withdrawal is made to fund an AXA Equitable contract owned by your ex-spouse. This means that your Guaranteed benefit will be reduced and a withdrawal charge may apply.

Distribution of the contracts

The contracts are distributed by both AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors") (together, the "Distributors"). The Distributors serve as principal underwriters of Separate Account No. 70. The offering of the contracts is intended to be continuous.

AXA Advisors is an affiliate of AXA Equitable, and AXA Distributors is an indirect wholly owned subsidiary of AXA Equitable. The Distributors are under the common control of AXA Financial, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Both broker-dealers also act as distributors for other AXA Equitable life and annuity products.

The contracts are sold by financial professionals of AXA Advisors and its affiliates. The contracts are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with the Distributors ("Selling broker-dealers").

AXA Equitable pays compensation to both Distributors based on contracts sold. AXA Equitable may also make additional payments to the Distributors, and the Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although AXA Equitable takes into account all of its distribution and other costs in establishing the level of fees and charges under its contracts, none of the compensation paid to the Distributors, AXA Advisors, or the Selling broker-dealers discussed in this section of the Prospectus are imposed as separate fees or charges under your contract. AXA Equitable, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the contracts and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the contract, see "Fee table" and "Charges and expenses" earlier in this Prospectus.

AXA Advisors Compensation.

AXA Equitable pays compensation to AXA Advisors based on contributions made on the contracts sold through AXA Advisors ("contribution-based compensation"). The contribution-based compensation will generally not exceed 8.50% of total contributions. AXA Advisors, in turn, may pay a portion of the contribution-based compensation received from AXA Equitable to the AXA Advisors financial professional and/or the Selling broker-dealer making the sale. In some instances, a financial professional or a Selling broker-dealer may elect to receive reduced contribution-based compensation on a contract in combination with ongoing annual compensation of up to 1.20% of the Total account value of the contract sold ("asset-based compensation"). Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The compensation paid by AXA Advisors varies among financial professionals and among Selling broker-dealers. When a contract is sold by a Selling broker-dealer, the Selling broker-dealer, not AXA Advisors, determines the compensation paid to the Selling broker-dealer's financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, as described immediately below.

AXA Advisors also pays a portion of the compensation it receives to its managerial personnel. AXA Advisors also pays its financial professionals and managerial personnel other types of compensation including service fees, expense allowance payments and health and retirement benefits. AXA Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. AXA Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both AXA Equitable contracts and contracts offered by other companies. These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

AXA Advisors may receive compensation, and, in turn, pay its financial professionals a portion of such fee, from third party investment advisors to whom its financial professionals refer customers for professional management of the assets within their contract.

Differential compensation. In an effort to promote the sale of AXA Equitable products, AXA Advisors may pay its financial professionals and managerial personnel a greater percentage of contribution-based compensation and/or asset-based compensation for the sale of an AXA Equitable contract than it pays for the sale of a contract or other financial product issued by a company other than AXA Equitable. AXA Advisors may pay higher compensation on certain products in a class than others based on a group or sponsored arrangement, or between older and newer versions or series of the same contract. This practice is known as providing "differential compensation." Differential compensation may involve other forms of compensation to AXA Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve AXA Equitable contracts. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of AXA Equitable contracts than products issued by other companies. Other forms of compensation provided to its financial professionals include health and retirement benefits, expense reimbursements, marketing allowances and contribution-based payments, known as "overrides." For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of AXA Equitable contracts and products sponsored by affiliates.

The fact that AXA Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend an AXA Equitable contract over a contract or other financial product issued by a company not affiliated with AXA Equitable. However, under applicable rules of the FINRA, AXA Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation between products in the same category. For more information, contact your financial professional.

AXA Distributors Compensation.

AXA Equitable pays contribution-based and asset-based compensation (together "compensation") to AXA Distributors. Contribution-based compensation is paid based on AXA Equitable contracts sold through AXA Distributors' Selling broker-dealers. Asset-based compensation is paid based on the aggregate account value of contracts sold through certain of AXA Distributors' Selling broker-dealers. This compensation will generally not exceed 7.50% of the total contributions made under the contracts. AXA Distributors, in turn, pays the contribution-based compensation it receives on the sale of a contract to the Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of the contract in combination with annual asset-based compensation of up to 1.25% of the contract's Total account value. If a Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which AXA Equitable pays to AXA Distributors will be reduced by the same amount, and AXA Equitable will pay AXA Distributors asset-based compensation on the contract equal to the asset-based compensation which AXA Distributors pays to the Selling broker-dealer. Total compensation paid to a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by AXA Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not AXA Distributors, determines the compensation paid to the Selling broker-dealer's financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

AXA Equitable also pays AXA Distributors compensation to cover its operating expenses and marketing services under the terms of AXA Equitable's distribution agreements with AXA Distributors.

Additional payments by AXA Distributors to Selling broker-dealers.

AXA Distributors may pay, out of their assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. AXA Distributors may also pay certain Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable products such as the Retirement Cornerstone® Series contracts on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the contract owner. Payments may be based on ongoing sales, on the aggregate account value attributable to contracts sold through a Selling broker-dealer or such payments may be a fixed amount. For certain selling broker-dealers, AXA Distributors increases the marketing allowance as certain sales thresholds are met. The Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of AXA Equitable products, the Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as "compensation enhancements"). AXA Distributors also has entered into agreements with certain selling broker-dealers in which the selling broker-dealer agrees to sell certain AXA Equitable contracts exclusively, including the one described in this Prospectus.

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of AXA Equitable contracts over contracts and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2014) received additional payments. These additional payments ranged from $40.15 to $4,874,706.21. AXA Equitable and its affiliates may also have other business relationships with Selling broker-dealers, which may provide an incentive for the Selling

broker-dealers to promote the sale of AXA Equitable contracts over contracts and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.

1st Global Capital Corporation
Allstate Financial Services, LLC
American Portfolios Financial Services
Ameriprise Financial Services
BBVA Compass Investment Solutions, Inc.
Cambridge Investment Research
Capital Investment Group
CCO Investment Services Corporation
Centaurus Financial, Inc.
Cetera Advisors, LLC
Cetera Advisors Networks, LLC
Cetera Financial Specialists, LLC
Cetera Investment Services, LLC
CFD Investments, Inc.
Citigroup Global Markets, Inc.
Commonwealth Financial Network
CUNA Brokerage Services
Cuso Financial Services, L.P.
Essex National Securities, Inc.
Farmer's Financial Solution
First Allied Securities Inc.
First Citizens Investor Services, Inc.
First Southeast Investor Services
First Tennessee Brokerage Inc.
Founders Financial Securities
FSC Securities Corporation
Geneos Wealth Management Inc.
GWN Securities, Inc.
H.D. Vest Investment Securities, Inc.
Harbour Investments
ICA/First Dakota, Inc.
IFC Holdings, Inc.
Independent Financial Group, LLC
Investacorp, Inc.
Investment Professionals, Inc.
Investors Capital Corporation
James T. Borello & Company
Janney Montgomery Scott LLC
JP Turner & Company, LLC
Key Investment Services LLC
Kovack Securities
Legend Equities
Lincoln Financial Advisors Corp.
Lincoln Financial Services Corp.
LPL Financial Corporation
Lucia Securities, LLC
Mercap Securities, LLC
Merrill Lynch Life Agency, Inc.
MetLife Securities, Inc.
Morgan Stanley Smith Barney
Mutual Service Corporation
National Planning Corporation
Navy Federal Brokerage Services

New England Securities, Inc.
Next Financial Group, Inc.
NFP Securities Inc.
PNC Investments
Prime Capital Services
Primerica Financial Services
Questar Capital Corporation
Raymond James & Associates
Raymond James Insurance Group
RBC Capital Markets Corporation
Robert W Baird & Company
Royal Alliance Associates, Inc.
Sage Point Financial, Inc.
Santander Securities Corporation
Securities America Inc.
Signator Financial Services
Signator Investors, Inc.
SII Investments
Sorrento Pacific Financial LLC
Southwest Securities, Inc.
Summit Brokerage Services, Inc.
SunTrust Investments
SWS Financial Services
Tavenner Group
Tower Squares Securities
TransAmerica Financial Advisors
Triad Advisors
U.S. Bancorp Investments, Inc.
UBS Financial Services, Inc.
UVEST Financial Services Group
Valmark Securities, Inc.
VOYA Financial Advisors
Walnut Street Services
Waterstone Financial Group
Wells Fargo Advisors Financial Network, LLC
Wells Fargo Advisors, LLC
Wells Fargo Investments, LLC
Wesom Financial Services, LLC
Woodbury Financial Services, Inc.

Appendix I: Dropping or changing your Guaranteed benefits

Pre-Funding Drop or Change

The following table is designed to show your options if you decide to drop your Guaranteed benefit(s) prior to the funding of your Protected Benefit account. In general, you can drop your GMIB and change your Guaranteed minimum death benefit. However, in general, your Guaranteed minimum death benefit cannot be dropped or changed without first dropping your GMIB. You may drop the "Greater of" death benefit without dropping the GMIB only if we exercise our contractual right to change the fee for the "Greater of" death benefit without a change to the fee for GMIB. All requests to drop or change a Guaranteed benefit must be submitted on an administrative form we provide for this specific purpose.

Guaranteed benefit Combination	Pre-Funding Drop of:	Your Option(s) or Result	Following the Drop or Change
• GMIB • Return of Principal death benefit	GMIB	• You can change your death benefit to the Highest Anniversary Value death benefit. If you do not make this change, the Return of Principal death benefit will remain.	• You can drop the Highest Anniversary Value death benefit, either pre-funding or post-funding. • You can drop the Return of Principal death benefit post-funding only.
• GMIB • Highest Anniversary Value death benefit	GMIB	• You can keep your Highest Anniversary Value death benefit. -or- • You can change your death benefit to the Return of Principal death benefit.	• You can drop the Highest Anniversary Value death benefit, either pre-funding or post-funding. • You can drop the Return of Principal death benefit post-funding only.
• GMIB • Highest Anniversary Value death benefit	Both benefits	• The Return of Principal death benefit will automatically become your new Guaranteed minimum death benefit.	• You can drop the Return of Principal death benefit post-funding only.
• GMIB • "Greater of" death benefit	GMIB	• By dropping your GMIB, you are no longer eligible to have the "Greater of" death benefit. • You can change your death benefit to the Highest Anniversary Value death benefit. If you do not make this change, the Return of Principal death benefit will automatically become your new Guaranteed minimum death benefit.	• You can drop the Highest Anniversary Value death benefit, either pre-funding or post-funding. • You can drop the Return of Principal death benefit post-funding only.
• GMIB • "Greater of" death benefit	Both benefits	• You can change your death benefit to the Highest Anniversary Value death benefit. If you do not make this change, the Return of Principal death benefit will automatically become your new Guaranteed minimum death benefit.	• You can drop the Highest Anniversary Value death benefit, either pre-funding or post-funding. • You can drop the Return of Principal death benefit post-funding only.
• GMIB • "Greater of" death benefit	"Greater of" death benefit[1]	• You can change your death benefit to the Highest Anniversary Value death benefit. If you do not make this change, the Return of Principal death benefit will automatically become your new Guaranteed minimum death benefit.	• You can drop the Highest Anniversary Value death benefit, either pre-funding or post-funding. • You can drop the Return of Principal death benefit post-funding only.

Appendix I: Dropping or changing your Guaranteed benefits

Guaranteed benefit Combination	Pre-Funding Drop of:	Your Option(s) or Result	Following the Drop or Change
• Highest Anniversary Value death benefit	Highest Anniversary Value death benefit	• The Return of Principal death benefit will automatically become your new Guaranteed minimum death benefit.	• You can drop the Return of Principal death benefit post-funding only.
• Return of Principal death benefit	Not Applicable: The Return of Principal death benefit cannot be dropped prior to funding the Protected Benefit account		
• RMD Wealth Guard death benefit	RMD Wealth Guard death benefit	• You may elect the Return of Principal death benefit or Highest Anniversary Value death benefit.	• You can drop the Return of Principal death benefit post-funding only. • You can drop the Highest Anniversary Value death benefit either pre-funding or post-funding.

(1) You may drop the "Greater of" death benefit without dropping the GMIB only if we exercise our contractual right to change the fee for the "Greater of" death benefit without a change to the fee for the GMIB. We must receive your request to drop the "Greater of" death benefit within 30 days of the fee change notification.

Post-Funding Drop

The following table is designed to show your options if you decide to drop your Guaranteed benefit(s) after you have funded your Protected Benefit account. In general, you can drop both your GMIB and Guaranteed minimum death benefit or, in some cases, drop your GMIB and retain your Guaranteed minimum death benefit. However, in general, your Guaranteed minimum death benefit cannot be dropped without first dropping your GMIB. You may drop the "Greater of" death benefit without dropping the GMIB only if we exercise our contractual right to change the fee for the "Greater of" death benefit without a change to the fee for the GMIB. All requests to drop a Guaranteed benefit must be submitted on an administrative form we provide for this specific purpose. Please see "Dropping or changing your Guaranteed benefits" in "Contract features and benefits" for information on when you are eligible to drop your Guaranteed benefits after having funded your Protected Benefit account.

Guaranteed benefit Combination	Post-Funding Drop of:[1]	Your Option(s) or Result	Following the Drop
• GMIB • Return of Principal death benefit	GMIB	• The Return of Principal death benefit will remain in effect.	• You can drop the Return of Principal death benefit by notifying us and taking a full withdrawal of your Protected Benefit account value or making a one-time transfer to the Investment account variable investment options and the guaranteed interest option.
• GMIB • Return of Principal death benefit	Both benefits	• Your Guaranteed benefits will terminate by notifying us and taking a full withdrawal of your Protected Benefit account value or making a one-time transfer to the Investment account variable investment options and the guaranteed interest option.	Not Applicable.
• GMIB • Highest Anniversary Value death benefit	GMIB	• Your Highest Anniversary Value death benefit remains in effect.	• You can drop the Highest Anniversary Value death benefit by notifying us and taking a full withdrawal of your Protected Benefit account value or making a one-time transfer to the Investment account variable investment options and the guaranteed interest option.

Guaranteed benefit Combination	Post-Funding Drop of:[1]	Your Option(s) or Result	Following the Drop
• GMIB • Highest Anniversary Value death benefit	Both benefits	• Your Guaranteed benefits will terminate by notifying us and taking a full withdrawal of your Protected Benefit account value or making a one-time transfer to the Investment account variable investment options and the guaranteed interest option.	Not Applicable.
• GMIB • "Greater of" death benefit	GMIB	• By dropping your GMIB, you are no longer eligible to have the "Greater of" death benefit. • The Return of Principal death benefit will become your new Guaranteed minimum death benefit. The Return of Principal benefit base will equal all contributions and transfers to your Protected Benefit account, adjusted for withdrawals on a pro rata basis.	• You can drop the Return of Principal death benefit at a later date.
• GMIB • "Greater of" death benefit	Both benefits	• Your Guaranteed benefits will terminate by notifying us and taking a full withdrawal of your Protected Benefit account value or making a one-time transfer to the Investment account variable investment options and the guaranteed interest option.	Not Applicable.
• GMIB • "Greater of" death benefit	"Greater of" death benefit[2]	• The Return of Principal death benefit will automatically become your new Guaranteed minimum death benefit.	• You can drop the Return of Principal death benefit at a later date.
• Highest Anniversary Value death benefit	Highest Anniversary Value death benefit	• Your Guaranteed benefit will terminate by notifying us and taking a full withdrawal of your Protected Benefit account value or making a one-time transfer to the Investment account variable investment options and the guaranteed interest option.	Not Applicable.
• Return of Principal death benefit	Return of Principal death benefit	• Your Guaranteed benefit will terminate by notifying us and taking a full withdrawal of your Protected Benefit account value or making a one-time transfer to the Investment account variable investment options and the guaranteed interest option.	Not Applicable.

Appendix I: Dropping or changing your Guaranteed benefits

Guaranteed benefit Combination	Post-Funding Drop of:[1]	Your Option(s) or Result	Following the Drop
• RMD Wealth Guard death benefit	RMD Wealth Guard death benefit	• Your Guaranteed benefit will terminate by notifying us and taking a full withdrawal of your Protected Benefit account or making a one-time transfer to the Investment account variable investment options and the guaranteed interest option. • Your death benefit will be equal to the return of your account value.	• Not applicable.

(1)   When a Guaranteed benefit (other than the Return of Principal death benefit) is dropped on any date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

(2)   You may drop the "Greater of" death benefit without dropping the GMIB only if we exercise our contractual right to change the fee for the "Greater of" death benefit without a change to the fee for the GMIB. We must receive your request to drop the "Greater of" death benefit within 30 days of the fee change notification.

Appendix I: Dropping or changing your Guaranteed benefits

Appendix II: Purchase considerations for QP contracts

Trustees who are considering the purchase of a Retirement Cornerstone® Series contract should discuss with their tax and ERISA advisers whether this is an appropriate investment vehicle for the employer's plan. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the distribution of such an annuity, the purchase of the Guaranteed benefits, and the payment of death benefits in accordance with the requirements of the federal income tax rules. Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate value on a tax-deferred basis even if the plan is not funded by the Retirement Cornerstone® Series QP contract or another annuity contract. Therefore, the plan trust should purchase a Retirement Cornerstone® Series QP contract to fund a plan for the contract's features and benefits and not for tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles. There are significant issues in the purchase of a Retirement Cornerstone® Series contract in a defined benefit plan.

This QP contract accepts only transfer contributions from other investments within an existing qualified plan trust. We will not accept ongoing payroll contributions or contributions directly from the employer. For 401(k) plans, no employee after-tax contributions are accepted. A "designated Roth contribution account" is not available in the QP contract. Checks written on accounts held in the name of the employer instead of the plan or the trust will not be accepted. Only one additional transfer contribution may be made per contract year.

If amounts attributable to an excess or mistaken contribution must be withdrawn, either or both of the following may apply: (1) withdrawal charges; or (2) benefit base adjustments to a Guaranteed benefit. If in a defined benefit plan the plan's actuary determines that an overfunding in the QPDB contract has occurred, then any transfers of plan assets out of the QPDB contract may also result in withdrawal charges or benefit base adjustments on the amount being transferred.

In order to purchase the QPDB contract for a defined benefit plan, the plan's actuary will be required to determine a current dollar value of each plan participant's accrued benefit so that individual contracts may be established for each plan participant. We do not permit defined contribution or defined benefit plans to pool plan assets attributable to the accrued benefits of multiple plan participants.

For defined benefit plans, the maximum percentage of actuarial value of the plan participant's normal retirement benefit that can be funded by a QPDB contract is 80%. The total account value under a QPDB contract may at any time be more or less than the lump sum actuarial equivalent of the accrued benefit for a defined benefit plan participant. AXA Equitable does not guarantee that the Total account value under a QPDB contract will at any time equal the actuarial value of 80% of a participant/employee's accrued benefit.

While the contract is owned by the plan trust, all payments under the contract will be made to the plan trust owner. If the plan rolls over a contract into an IRA for the benefit of a former plan participant through a contract conversion, it is the plan's responsibility to adjust the value of the contract to the actuarial equivalent of the participant's benefit, prior to the contract conversion.

AXA Equitable's only role is that of the issuer of the contract. AXA Equitable is not the plan administrator. AXA Equitable will not perform or provide any plan recordkeeping services with respect to the QP contracts. The plan's administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP contracts, so if the plan provides for loans and a participant takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan. AXA Equitable will never make payments under a QP contract to any person other than the plan trust owner.

Given that required minimum distributions ("RMDs") must generally commence from the plan for annuitants after age 70½, trustees should consider the following in connection with the GMIB:

*   whether RMDs the plan administrator must make under QP contracts would cause withdrawals to be treated as Excess withdrawals and reduce the value of the Guaranteed benefits;

*   that provisions in the Treasury Regulations on RMDs require that the actuarial present value of additional annuity contract benefits be added to the dollar amount credited for purposes of calculating RMDs. This could increase the amounts required to be distributed; and

*   that if the Protected Benefit account value goes to zero as provided under the contract, resulting payments will be made to the plan trust and that portion of the Retirement Cornerstone® Series contract may not be rollover eligible.

For QPDC contracts only: Withdrawals from your Protected Benefit account reduce your RMD Wealth Guard benefit base on a pro rata basis (including any applicable withdrawal charges), until the QPDC contract is converted to an IRA. You should not elect the RMD Wealth Guard death benefit under a QPDC contract unless you intend to convert to an IRA prior to taking RMDs.

Finally, because the method of purchasing the QP contract, including the large initial contribution, and the features of the QP contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.

Appendix III: Guaranteed benefit base examples

Assuming $100,000 is invested in the Protected Benefit investment options, with no additional contributions, no transfers and no withdrawals, the Guaranteed minimum death benefit base and Guaranteed minimum income benefit base for an owner age 60 would be calculated as follows:

End of Contract Year	Protected Benefit Account Value	Guaranteed Minimum Death Benefit					Guaranteed minimum income benefit
		Return of Principal benefit base	RMD Wealth Guard death benefit base	Highest Anniversary Value to age 85 benefit base	Roll-up to age 85 benefit base	"Greater of" benefit base	GMIB benefit base
1	$103,000	$100,000[1]	$103,000[2]	$103,000[4]	$104,000	$104,000[7]	$104,000
2	$107,120	$100,000[1]	$107,120[2]	$107,120[4]	$108,160	$108,160[7]	$108,160
3	$113,547	$100,000[1]	$113,547[2]	$113,547[4]	$113,547[6]	$113,547[7]	$113,547
4	$120,360	$100,000[1]	$120,360[2]	$120,360[4]	$120,360[6]	$120,360[7]	$120,360
5	$128,785	$100,000[1]	$128,785[2]	$128,785[4]	$128,785[6]	$128,785[7]	$128,785
6	$126,210	$100,000[1]	$128,785[3]	$128,785[5]	$133,937	$133,937[7]	$133,937
7	$128,734	$100,000[1]	$128,785[3]	$128,785[5]	$139,294	$139,294[7]	$139,294

Protected Benefit account value

The Protected Benefit account values for contract years 1 through 7 are based on hypothetical rates of return of 3.00%, 4.00%, 6.00%, 6.00%, 7.00%, (2.00)%, and 2.00%, respectively. We are using these rates solely to illustrate how the benefit is calculated. The rates of return bear no relationship to past or future investment results.

For example, at the end of contract year 1, the Protected Benefit account value equals $103,000
Calculated as follows: $100,000 x (1+3.00%) = $103,000

Your applicable death benefit in connection with the Protected Benefit variable investment options is equal to the Protected Benefit account value or the Guaranteed minimum death benefit base, if greater.

Guaranteed Minimum Income Benefit

GMIB benefit base

The example assumes no withdrawals under the contract, therefore the Deferral Roll-up rate would apply. At the end of contract year 1, the GMIB benefit base is equal to the initial contribution to the Protected Benefit account, multiplied by [1+ the Deferral Roll-up rate of 4.00%]. For contract years 2, 6 and 7, the GMIB benefit base is equal to the previous year's GMIB benefit base multiplied by [1+ the Deferral Roll-up rate of 4.00%]. At the end of contract years 3 through 5, the GMIB benefit base is reset to the current Protected Benefit account value.

For example:

- At the end of contract year 2, the GMIB benefit base equals $108,160
  Calculated as follows: $104,000 x (1+4.00%) = $108,160

- At the end of contract year 4, the GMIB benefit base equals $120,360
  The GMIB benefit base is being 'reset' to equal the Protected Benefit account value of $120,360

Guaranteed Minimum Death Benefit

Return of Principal benefit base

(1) At the end of contract years 1 through 7, the Return of Principal death benefit base is equal to the initial contribution to the Protected Benefit account variable investment options.

RMD Wealth Guard benefit base

(2) At the end of contract years 1 through 5, the RMD Wealth Guard death benefit base is equal to the current Protected Benefit account value.

For example:

- At the end of contract year 2, the RMD Wealth Guard death benefit base equals the Protected Benefit account value of $107,120.

(3) At the end of contract years 6 and 7, the RMD Wealth Guard death benefit base is equal to the RMD Wealth Guard death benefit base at the end of the prior year since it is higher than the current Protected Benefit account value.

For example:

- At the end of contract year 6, the RMD Wealth Guard death benefit base equals $128,785 or the RMD Wealth Guard death benefit base at the end of year 5.

Highest Anniversary Value benefit base

(4) At the end of contract years 1 through 5, the Highest Anniversary Value benefit base is equal to the current Protected Benefit account value.

For example:

- At the end of contract year 2, the Highest Anniversary Value benefit base equals the Protected Benefit account value of $107,120

(5) At the end of contract years 6 and 7, the benefit base is equal to the Highest Anniversary Value benefit base at the end of the prior year since it is higher than the current Protected Benefit account value.

For example:

- At the end of contract year 6, Highest Anniversary Value benefit base equals $128,785 or the Highest Anniversary Value benefit base at the end of year 5.

Roll-up to age 85 benefit base

The example assumes no withdrawals under the contract, therefore the Deferral Roll-up rate would apply. The Deferral Roll-up rate for the Roll-up to age 85 benefit base is assumed to be the Deferral Roll-up rate, which is 4.00%. At the end of contract year 1, the Roll-up to age 85 benefit base is equal to the initial contribution to the Protected Benefit account, multiplied by [1 + the Deferral Roll-up rate of 4.00%]. At the end of contract years 2, 6 and 7, the Roll-up to age 85 benefit base is equal to the previous year's Roll-up to age 85 benefit base, multiplied by [1 + the Deferral Roll-up rate of 4.00%]. At the end of contract years 3 through 5, the Roll-up to age 85 benefit base is reset to the current Protected Benefit account value.

For example:

- At the end of contract year 2, Roll-up to age 85 benefit base equals $108,160
  Calculated as follows: $104,000 x (1+4.00%) = $108,160

(6) At the end of contract year 4, the Roll-up to age 85 benefit base is reset to the current account value.

- At the end of contract year 4, Roll-up to age 85 benefit base equals $120,360
  The GMIB benefit base is being "reset" to equal the Protected Benefit account value of $120,360

"Greater of" Death benefit base

The "Greater of" death benefit base is the greater of (i) the Roll-up to age 85 benefit base, and (ii) the Highest Anniversary Value benefit base.

(7) At the end of contract years 1 through 7, the benefit base is based on the Roll-Up to age 85 benefit base.

For example:

- At the end of contract year 6, Greater of Death Benefit Base equals the Roll-Up to age 85 benefit base of $133,937

Appendix III: Guaranteed benefit base examples

Appendix IV: Hypothetical illustrations

ILLUSTRATION OF ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED MINIMUM BENEFITS

The following tables illustrate the changes in account values (Investment account value and Protected Benefit account value), cash value and the values of the "Greater of" death benefit, the Guaranteed minimum income benefit ("GMIB"), and the Annual withdrawal amount, under certain hypothetical circumstances for the Retirement Cornerstone® Series contracts (Series B, Series L and Series CP®). The tables illustrate the operation of the contract based on a male, issue age 65, who makes a single $100,000 contribution and takes no withdrawals. Also, the tables illustrate that $60,000 is allocated to the Protected Benefit account variable investment options, and $40,000 is allocated to the Investment account variable investment options. The amounts shown are for the beginning of each contract year and assume that all of the account values are invested in Portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees, 12b-1 fees or other expenses are deducted from the underlying Portfolio assets). After the deduction of the arithmetic average of the investment management fees, 12b-1 fees and other expenses of all of the underlying portfolios (as described below), the corresponding net annual rates of return would be (2.46)% and 3.54% for the Series B Protected Benefit account variable investment options and (2.72)% and 3.28% for the Series B Investment account variable investment options; (2.86)% and 3.14% for the Series L Protected Benefit account variable investment options and (3.12)% and 2.88%, for the Series L Investment account variable investment options; (2.46)% and 3.54% for the Series CP® Protected Benefit account variable investment options and (2.72)% and 3.28% for the Series CP® Investment account variable investment options at the 0% and 6% gross annual rates, respectively.

These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the charges we deduct from your Protected Benefit account value annually for the "Greater of" death benefit and GMIB features, as well as the annual administrative charge. If the net annual rates of return did reflect these charges, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect the following contract charges: the "Greater of" death benefit charge, the GMIB charge, any applicable administrative charge and withdrawal charge. Please note that charges for the "Greater of" death benefit and GMIB are always deducted from the Protected Benefit account value.

The values shown under "Next Year's Annual withdrawal amount" for ages 70 through 95 reflect the Annual withdrawal amount available without reducing the "Greater of" death benefit base or GMIB benefit base. A "0" under the Protected Benefit account value column at age 95 indicates that the "Greater of" death benefit has terminated due to insufficient account value. However, the Lifetime GMIB payments under the GMIB have begun, and the owner is receiving lifetime payments.

With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.41% for the Protected Benefit account variable investment options (for each Series) and of 0.58% for the Investment account variable investment options (for each Series), (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 0.50% for the Protected Benefit account variable investment options (for each Series) and 0.59% for the Investment account variable investment options (for each Series) and (3) 12b-1 fees equivalent to an effective annual rate of 0.25% for the Protected Benefit account variable investment options (for each Series) and 0.25% for the Investment account variable investment options (for each Series). These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that account values are allocated equally among the Protected Benefit account variable investment options and Investment account variable investment options, respectively. The actual rates associated with any contract will vary depending upon the actual allocation of the Total account value among the investment options. These rates do not reflect the fees and expenses for the AXA Ultra Conservative Strategy Portfolio, which is not available for direct allocations. These rates also do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the prospectuses for the underlying portfolios. With these expense limitation arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your contract will differ, in most cases substantially. Please note that in certain states, we apply annuity purchase factors that are not based on the sex of the annuitant. Upon request, we will furnish you with a personalized illustration.

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED BENEFITS

Variable Deferred Annuity
Retirement Cornerstone - Series B
$100,000 single contribution and no withdrawals
Male, issue age 65
Benefits:
  "Greater Of" Death Benefit
  Guaranteed Minimum Income benefit – Two Year Lock

											Protect		Guarantee			
Age	Contract Year	Investment Account Value		Protected Benefit Account Value		Cash Value[(+)]		"Greater of" Death Benefit		GMIB Benefit Base		Next Year's Annual withdrawal amount	
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
65	0	40,000	40,000	60,000	60,000	93,000	93,000	60,000	60,000	60,000	60,000	0	0
66	1	38,911	41,311	57,089	60,689	89,000	95,000	62,400	62,400	62,400	62,400	2,496	2,496
67	2	37,852	42,666	54,192	61,345	85,044	97,010	64,896	64,896	64,896	64,896	2,596	2,596
68	3	36,822	44,064	51,306	61,964	82,128	100,028	67,492	67,492	67,492	67,492	2,700	2,700
69	4	35,820	45,509	48,430	62,543	78,250	102,052	70,192	70,192	70,192	70,192	2,808	2,808
70	5	34,845	47,001	45,559	63,078	75,404	105,079	72,999	72,999	72,999	72,999	2,920	2,920
71	6	33,896	48,541	42,693	63,565	73,589	109,106	75,919	75,919	75,919	75,919	3,037	3,037
72	7	32,974	50,133	39,826	63,999	71,800	113,132	78,956	78,956	78,956	78,956	3,158	3,158
73	8	32,076	51,776	36,958	64,376	69,034	116,152	82,114	82,114	82,114	82,114	3,285	3,285
74	9	31,203	53,474	34,085	64,691	65,288	118,164	85,399	85,399	85,399	85,399	3,416	3,416
75	10	30,354	55,227	31,203	64,938	61,558	120,165	88,815	88,815	88,815	88,815	3,553	3,553
80	15	26,412	64,892	16,574	64,958	42,986	129,850	108,057	108,057	108,057	108,057	4,322	4,322
85	20	23,004	76,250	1,280	62,313	24,284	138,563	131,467	131,467	131,467	131,467	5,259	5,259
90	25	20,036	89,594	0	56,922	20,036	146,516	0	131,467	0	159,950	*$7,673	6,398
95	30	17,450	105,275	0	48,531	17,450	153,806	0	131,467	0	194,604	7,673	**$15,220

*   Payments of $7,673 will continue as lifetime payments

** Payments of at least $15,220 will continue as lifetime payments

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The Protection Benefit account value, Investment account value, cash value and guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED BENEFITS

Variable Deferred Annuity
Retirement Cornerstone - Series L
$100,000 single contribution and no withdrawals
Male, issue age 65
Benefits:
    "Greater Of" Death Benefit
    Guaranteed Minimum Income benefit – Two Year Lock

Age	Contract Year	Investment Account Value		Protected Benefit Account Value		Cash Value[+]		Protect "Greater of" Death Benefit		Guarantee GMIB Benefit Base		Next Year's Annual withdrawal amount	
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
65	0	40,000	40,000	60,000	60,000	92,000	92,000	60,000	60,000	60,000	60,000	0	0
66	1	38,751	41,151	56,849	60,449	87,600	93,600	62,400	62,400	62,400	62,400	2,496	2,496
67	2	37,542	42,336	53,730	60,854	84,272	96,190	64,896	64,896	64,896	64,896	2,596	2,596
68	3	36,370	43,554	50,641	61,213	81,011	98,767	67,492	67,492	67,492	67,492	2,700	2,700
69	4	35,234	44,808	47,579	61,520	77,813	101,328	70,192	70,192	70,192	70,192	2,808	2,808
70	5	34,134	46,098	44,539	61,773	78,673	107,871	72,999	72,999	72,999	72,999	2,920	2,920
71	6	33,069	47,424	41,519	61,967	74,588	109,391	75,919	75,919	75,919	75,919	3,037	3,037
72	7	32,036	48,789	38,515	62,097	70,552	110,886	78,956	78,956	78,956	78,956	3,158	3,158
73	8	31,036	50,194	35,525	62,158	66,562	112,351	82,114	82,114	82,114	82,114	3,285	3,285
74	9	30,067	51,638	32,545	62,145	62,613	113,784	85,399	85,399	85,399	85,399	3,416	3,416
75	10	29,129	53,125	29,572	62,054	58,700	115,179	88,815	88,815	88,815	88,815	3,553	3,553
80	15	24,827	61,223	14,686	60,205	39,513	121,428	108,057	108,057	108,057	108,057	4,322	4,322
85	20	21,182	70,556	0	55,399	21,182	125,955	0	131,467	131,467	131,467	7,145	5,259
90	25	18,072	81,311	0	47,565	18,072	128,876	0	131,467	0	159,950	*$7,145	6,398
95	30	15,417	93,706	0	36,461	15,417	130,167	0	131,467	0	194,604	7,145	**$15,220

*   Payments of $7,145 will continue as lifetime payments

**   Payments of at least $15,220 will continue as lifetime payments

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The Protection Benefit account value, Investment account value, cash value and guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED BENEFITS

Variable Deferred Annuity
Retirement Cornerstone - Series CP
$100,000 single contribution and no withdrawals
Male, issue age 65
Benefits:
> **"Greater Of" Death Benefit**
> **Guaranteed Minimum Income benefit – Two Year Lock**

| | | | | | | | | | | | | Protect | | Guarantee | | | |
Age	Contract Year	Investment Account Value		Protected Benefit Account Value		Cash Value[+]		"Greater of" Death Benefit		GMIB Benefit Base		Next Year's Annual withdrawal amount	
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
65	0	41,200	41,200	61,800	61,800	95,000	95,000	60,000	60,000	60,000	60,000	0	0
66	1	39,934	42,406	58,628	62,336	90,563	96,743	62,400	62,400	62,400	62,400	2,496	2,496
67	2	38,708	43,648	55,488	62,832	86,196	98,480	64,896	64,896	64,896	64,896	2,596	2,596
68	3	37,519	44,926	52,377	63,284	82,895	101,210	67,492	67,492	67,492	67,492	2,700	2,700
69	4	36,366	46,242	49,290	63,689	79,657	103,930	70,192	70,192	70,192	70,192	2,808	2,808
70	5	35,249	47,596	46,226	64,041	76,476	106,637	72,999	72,999	72,999	72,999	2,920	2,920
71	6	34,166	48,990	43,181	64,338	73,348	109,328	75,919	75,919	75,919	75,919	3,037	3,037
72	7	33,117	50,424	40,152	64,574	70,269	111,999	78,956	78,956	78,956	78,956	3,158	3,158
73	8	32,100	51,901	37,135	64,746	67,235	114,646	82,114	82,114	82,114	82,114	3,285	3,285
74	9	31,114	53,421	34,127	64,847	64,241	117,267	85,399	85,399	85,399	85,399	3,416	3,416
75	10	30,158	54,985	31,126	64,873	61,284	119,858	88,815	88,815	88,815	88,815	3,553	3,553
80	15	25,772	63,521	16,089	63,667	41,861	127,188	108,057	108,057	108,057	108,057	4,322	4,322
85	20	22,045	73,382	688	59,606	22,733	132,988	131,467	131,467	131,467	131,467	5,259	5,259
90	25	18,857	84,774	0	52,627	18,857	137,401	0	131,467	0	159,950	*$7,673	6,398
95	30	16,129	97,934	0	42,500	16,129	140,434	0	131,467	0	194,604	7,673	**$15,220

*   Payments of $7,673 will continue as lifetime payments

**   Payments of at least $15,220 will continue as lifetime payments

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The Protection Benefit account value, Investment account value, cash value and guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Appendix V: State contract availability and/or variations of certain features and benefits

The following information is a summary of the states where the Retirement Cornerstone® Series contracts or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract's features and benefits as previously described in this Prospectus. Certain features and/or benefits may have been approved in your state after your contract was issued and cannot be added. Please contact your financial professional for more information about availability in your state.

States where certain Retirement Cornerstone® Series contracts' features and/or benefits are not available or vary:

State	Features and benefits	Availability or variation
Alabama	See "Your right to cancel within a certain number of days" in "Contract features and benefits"	If you reside in the state of Alabama, you may cancel your variable annuity contract and return it to us within 15 days from the date you received it. Your refund will equal your account value under the contract on the day we receive notification to cancel the contract.
California	See "We require that the following types of communications be on specific forms we provide for that purpose (and submitted in the manner that the forms specify)" in "Who is AXA Equitable" and "Effect of Excess withdrawals" in "Contract features and benefits"	You are not required to use our forms when making a transaction request. If a written request contains all the information required to process the request, we will honor it. Although you are not required to use our withdrawal request form, if you do not specify whether we should process a withdrawal that results in an Excess withdrawal, and the transaction results in an Excess withdrawal, we will not process that request.
	See "Asset transfer program ("ATP")" in "Contract features and benefits"	If you elect the GMIB, the ATP will commence on the valuation day of your second monthiversary.
	See "Your right to cancel within a certain number of days" in "Contract features and benefits"	If you reside in the state of California and you are age 60 or older at the time the contract is issued, you may return your Retirement Cornerstone® Series contract within 30 days from the date that you receive it and receive a refund as described below. This is also referred to as the ''free look'' period.
		If you allocate your entire initial contribution to the EQ/Money Market variable investment option (and/or guaranteed interest option, if available), the amount of your refund will be equal to your contribution, unless you make a transfer, in which case the amount of your refund will be equal to your Total account value on the date we receive your request to cancel at our processing office. This amount could be less than your initial contribution. If you allocate any portion of your initial contribution to the variable investment options (other than the EQ/Money Market variable investment option), your refund will be equal to your Total account value on the date we receive your request to cancel at our processing office.
		"Return of contribution" free look treatment available through certain selling broker-dealers
		Certain selling broker-dealers offer an allocation method designed to preserve your right to a return of your contributions during the free look period. At the time of application, you will instruct your financial professional as to how your initial contribution and any subsequent contributions should be treated for the purpose of maintaining your free look right under the contract. Please consult your financial professional to learn more about the availability of "return of contribution" free look treatment.
		If you choose "return of contribution" free look treatment of your contract, we will allocate your entire contribution and any subsequent contributions made during the 40-day period following the contract date, to the EQ/Money Market investment option. In the event you choose to exercise your free look right under the contract, you will receive a refund equal to your contributions.

State	Features and benefits	Availability or variation
California (continued)		If you choose the "return of contribution" free look treatment and your contract is still in effect on the 40th day (or next Business Day) following the contract date, we will automatically reallocate your account value to the investment options chosen on your application.
		Any transfers made prior to the expiration of the 30-day free look will terminate your right to "return of contribution" treatment in the event you choose to exercise your free look right under the contract. Any transfer made prior to the 40th day following the contract date will cancel the automatic reallocation on the 40th day (or next business day) following the contract date described above. If you do not want AXA Equitable to perform this scheduled one-time re-allocation, you must call one of our customer service representatives at 1 (800) 789-7771 before the 40th day following the contract date to cancel.
		If you choose the "return of contribution" free look treatment, you may not elect a Special dollar cost averaging program either at issue or any time in the first 40 days after issue.
	See "Disability, terminal illness, or confinement to a nursing home'' under "Withdrawal charge" in "Charges and expenses"	The withdrawal charge waivers for items (i), (ii) and (iii) under "*Disability, terminal illness, or confinement to nursing home.*" do not apply and are replaced with the following:
		(i) We receive proof satisfactory to us (including certification by a licensed physician) that an owner (or older joint owner, if applicable) suffers from impairment of cognitive ability, meaning a deterioration or loss of intellectual capacity due to mental illness or disease, including Alzheimer's disease or related illnesses, that requires continual supervision to protect oneself or others.
		(ii) We receive proof satisfactory to us (including certification by a licensed physician) that an owner's (or older joint owner's, if applicable) life expectancy is 12 months or less.
		(iii) An owner (or older joint owner, if applicable) has been confined to a nursing home as verified by a licensed physician. The definition of a nursing home for this purpose is as follows: the owner (or older joint owner, if applicable) is receiving, as prescribed by a physician, registered nurse, or licensed social worker, home care or community-based services (including adult day care, personal care, homemaker services, hospice services or respite care) or, is confined in a skilled nursing facility, convalescent nursing home, or extended care facility, which shall not be defined more restrictively than as in the Medicare program, or is confined in a residential care facility or residential care facility for the elderly, as defined in the Health and Safety Code. Out-of-state providers of services shall be defined as comparable in licensure and staffing requirements to California providers.
	See ''Transfers of ownership, collateral assignments, loans and borrowing'' in ''More Information''	Guaranteed benefits do not terminate upon a change of owner or absolute assignment of the contract. Guaranteed benefits will continue to be based on the original measuring life (i.e., owner, older joint owner, annuitant, older joint annuitant).
Colorado	See "Your right to cancel within a certain number of days" in "Contract features and benefits"	If you reside in the state of Colorado, you may cancel your variable annuity contract and return it to us within 15 days from the date you received it. Your refund will equal your account value under the contract on the day we receive notification to cancel the contract.
Connecticut	See "Charge for each additional transfer in excess of 12 transfers per contract year" in "Fee table" and "Transfer charge" in "Charges and expenses"	The charge for transfers does not apply.

Appendix V: State contract availability and/or variations of certain features and benefits

State	Features and benefits	Availability or variation
Connecticut (continued)	See "Credit recovery" under "Credits and Earnings bonus (For Series CP® contracts only)" in "Contract features and benefits" and "Your annuity payout options" in "Accessing your money"	The second and third bullets under "Credit recovery" do not apply and are replaced by the following: • If you start receiving annuity payments within three years of making any contribution, we will not recover the credit that applies to any contribution made within the prior three years. As a result, we will apply the contract's cash value, not the account value, to the life contingent annuity payout regardless of how many years have elapsed since last contribution. • Credits applied to contributions made within one year of death of the owner (or older joint owner, if applicable) will not be recovered. However, any applicable contract withdrawal charges will continue to apply to those contributions. The 10% free withdrawal amount does not apply when calculating the withdrawal charges applicable to the payment of a death benefit.
	See "GMIB "no lapse guarantee"" under "Guaranteed minimum income benefit" in "Contract features and benefits"	The no-lapse guarantee will not terminate if your aggregate withdrawals from your Protected Benefit account in any contract year following the contract year in which you first fund your Protected Benefit Account exceed your Annual Withdrawal Amount unless the excess withdrawal drives your account value to zero.
	See "Disruptive transfer activity" in "Transferring your money among investment options"	The ability to restrict transfers due to market timing can only be determined by the underlying fund managers. AXA Equitable's right to restrict transfers due to market timing does not apply.
	See "Transfer Charge" in "Charges and Expenses"	The charge for excessive transfers does not apply. The ability to reserve the right to impose a limit on the number of free transfers does not apply.
	See "Withdrawal charge" in "Charges and expenses"	No withdrawal charge will apply to any contribution received more than 12 months prior to the date of death in the event the owner dies and the death benefit is payable. For Series CP® contracts: Since credits applied to contributions cannot be recovered, withdrawal charges apply to amounts associated with a credit.
	See "Disability, terminal illness, or confinement to a nursing home" under "Withdrawal charge" in "Charges and expenses"	The withdrawal charge waiver under item (i) does not apply.
	See "Special service charges" in "Charges and Expenses"	The charge for third-party transfers or exchanges does not apply. The maximum charge for check preparation is $9 per occurrence.
	See "Misstatement of age" in "More information"	We will not deduct interest for any overpayments made by us due to a misstatement of age or sex. Any overpayments will be deducted from future payments.
	See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information"	Benefits terminate upon any change of owner who is the measuring life, unless the change of ownership is due to a divorce where the spouse is awarded 100% of the account value and chooses to continue the contract in his or her name and meets the age requirements of the applicable benefit on the date the change in ownership occurs. Benefits do not terminate upon assignment. Your contract cannot be assigned to an institutional investor or settlement company, either directly or indirectly, nor may the ownership be changed to an institutional investor or settlement company.

Appendix V: State contract availability and/or variations of certain features and benefits

State	Features and benefits	Availability or variation
Delaware	See "Your right to cancel within a certain number of days" in "Contract features and benefits"	If you reside in the state of Delaware, at the time the contract was issued, you may return your Retirement Cornerstone ® Series replacement contract within 20 days from the date you received it and receive a full refund of your contribution.
	See "Greater of death benefit" under "Guaranteed benefit charges" in "Charges and expenses"	If the Guaranteed minimum income benefit is elected or if the Guaranteed minimum income benefit is elected with the Return of Principal death benefit, Highest Anniversary Value death benefit, or "Greater of" death benefit, the maximum charge for each benefit is 1.65%. If the RMD Wealth Guard death benefit is elected the maximum charge is 1.40%.
Florida	See "How you can purchase and contribute to your contract" in "Contract features and benefits"	In the second paragraph of this section, item (ii) regarding the $2,500,000 limitation on contributions is deleted. The remainder of this section is unchanged.
	See "How you can purchase and contribute to your contract" in "Contract features and benefits"	We may not discontinue the acceptance of contributions.
	See "Credits (for Series CP® contracts)" in "Contract features and benefits"	If you elect to receive annuity payments within five years of the contract date, we will recover the credit that applies to any contribution made in those five years. If you elect to receive annuity payments after five years from the contract date and within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years.
	See "When to expect payments" in "Accessing your money"	For any payment we defer for more than 30 days, we will pay interest to that payment based on an annual interest rate that is equal to, or greater than, the Moody's Corporate Bond Yield Average Monthly Corporate Rate.
	See "Selecting an annuity payout option" under "Your annuity payout options" in "Accessing your money"	The following sentence replaces the first sentence of the second paragraph in this section:
	See "Annuity maturity date" under "Your annuity payout options" in "Accessing your money"	Requests to start receiving annuity payments before the maturity date must be made in writing at least 30 days prior to the date annuity payments are to begin.
	See "Special service charges" in "Charges and expenses"	The charge for third-party transfer or exchange applies to any transfer or exchange of your contract, even if it is to another contract issued by AXA Equitable. We will not impose a charge for third-party transfers or exchanges if the contract owner is age 65 or older at issue.
		You can choose the date annuity payments begin but it may not be earlier than twelve months from the Retirement Cornerstone® Series contract date.
	See "Your right to cancel within a certain number of days" in "Contract features and benefits"	If you reside in the state of Florida, you may cancel your variable annuity contract and return it to us within 21 days from the date that you receive it. You will receive an unconditional refund equal to the greater of the cash surrender value provided in the annuity contract, plus any fees or charges deducted from the contributions or imposed under the contract, or a refund of all contributions paid.
	See "Transferring your account value" in "Transferring your money among investment options"	We may not require a minimum time period between transfers or establish a daily maximum transfer limit.
	See "Check preparation charge" under "Special service charges" in "Charges and expenses"	The maximum charge for check preparation is $25.
	See "Withdrawal charge" under "Charges that AXA Equitable deducts" in "Charges and expenses"	If you are age 65 and older at the time your contract is issued, the applicable withdrawal charge will not exceed 10% of the amount withdrawn.
	See "Misstatement of age" in "More information"	After the second contract date anniversary, Guaranteed benefits may not be terminated for misstatement of age.

Appendix V: State contract availability and/or variations of certain features and benefits

State	Features and benefits	Availability or variation
Florida (continued)	See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information"	Your Guaranteed benefits will terminate with all transfers of ownership, even with a change of owner from a trust to an individual, unless the change of ownership is due to a divorce where the spouse is awarded 100% of the Total account value, chooses to continue the contract in his or her name and meets the age requirements of the applicable rider on the date the change in ownership occurs.
Iowa	See "Your right to cancel within a certain number of days" in "Contract features and benefits"	If you reside in the state of Iowa, you may cancel your variable annuity contract and return it to us within 15 days from the date you received it. Your refund will equal your account value under the contract on the day we receive notification to cancel the contract.
Maine	See "Your right to cancel within a certain number of days" in "Contract features and benefits"	If you reside in the state of Maine and for any reason you are not satisfied with your contract, you may return it to us for a full refund. To exercise this cancellation right, you must return the contract directly to our processing office within 15 days after you receive it.
New York	See "Greater of" death benefit and RMD Wealth Guard death benefit in "Definitions of key terms", in "Guaranteed minimum death benefits" and throughout this Prospectus.	The "Greater of" death benefit and the RMD Wealth Guard death benefit are not available. The only Guaranteed minimum death benefits that are available are the Return of Principal death benefit and the Highest Anniversary Value death benefit. Both of these death benefits are available in combination with the Guaranteed minimum income benefit. They are also available without the Guaranteed minimum income benefit.
	See "Guaranteed interest option" under "What are your investment options under the contract?" in "Contract features and benefits"	*For Series CP® contracts only:* The Guaranteed interest option is not available.
	See "Dollar cost averaging" in "Contract features and benefits"	*For Series CP® contracts only:* Investment Simplifier is not available.
	See "Credits" in "Contract features and benefits"	*For Series CP® contracts only:* If the owner (or older joint owner, if applicable) dies during the one-year period following our receipt of a contribution to which a credit was applied, we will recover all or a portion of the amount of such Credit from the account value, based on the number of full months that elapse between the time we receive the contribution and the owner's (or older joint owner's, if applicable) death, as follows:

<table>
<tr><td>Number of Months</td><td>Percentage of Credit</td></tr>
<tr><td>0</td><td>100%</td></tr>
<tr><td>1</td><td>100%</td></tr>
<tr><td>2</td><td>99%</td></tr>
<tr><td>3</td><td>98%</td></tr>
<tr><td>4</td><td>97%</td></tr>
<tr><td>5</td><td>96%</td></tr>
<tr><td>6</td><td>95%</td></tr>
<tr><td>7</td><td>94%</td></tr>
<tr><td>8</td><td>93%</td></tr>
<tr><td>9</td><td>92%</td></tr>
<tr><td>10</td><td>91%</td></tr>
<tr><td>11</td><td>90%</td></tr>
<tr><td>12</td><td>89%</td></tr>
</table>

We will not recover the credit on subsequent contributions made within 3 years prior to annuitization.

| | See "GMIB Benefit base" under "Guaranteed minimum income benefit" in "Contract features and benefits" | For the GMIB, there are caps on the GMIB benefit base, which are based on a percentage of total contributions and transfers to the Protected Benefit account: |

Initial Funding Age	Cap Amount
20-49	350% on GMIB benefit base
50+	No Cap on GMIB benefit base

Appendix V: State contract availability and/or variations of certain features and benefits

State	Features and benefits	Availability or variation
New York (continued)		The cap is determined by the age of the owner at the time of first funding of the Protected Benefit account. If the Protected Benefit account is funded at age 50 or greater there is no cap. If the Protected Benefit account is funded at ages 20 to 49, the cap percentage is set to 350% and does not change for the life of the contract, unless there is a GMIB benefit base reset at age 50 or greater. If there is a GMIB benefit base reset at age 50 or greater, there is no cap, regardless of the age of the owner at first funding. If there is a GMIB benefit base reset prior to age 50, the GMIB benefit base will be capped at 350%, multiplied by the Protected Benefit account value at time of the GMIB benefit base reset, plus 350% of all contributions and transfers made to the Protected Benefit account after the reset. Neither a GMIB benefit base reset nor withdrawals from your Protected Benefit account will lower the cap amount.
	See "75 Day rate lock-in" under "Guaranteed minimum income benefit" in "Contract features and benefits"	The Roll-up rate lock-in period is 90 days, beginning on the date you signed client replacement information authorization form.
	See "Withdrawals treated as surrenders" in "Accessing your money"	We do not have the right to terminate the contract if no contributions are made during the last three contract years and the cash value is less than $500.
	See "Your annuity payout options" in "Accessing your money"	Your choice of annuity payout options includes a straight life fixed income annuity.
	See "The amount applied to purchase an annuity payout option" in "Accessing your money"	If a non-life contingent form of annuity is elected, the amount applied to an annuity benefit is the greater of the cash value or 95% of what the cash value would be if there were no withdrawal charge applied; however, the income provided will never be less than that resulting from the Total account value applied to the Table of Guaranteed Annuity Payments.
	See "Selecting an annuity payout option" under "Your annuity payout option" in "Accessing your money"	*For Series CP® contracts only:* The earliest date annuity payments may begin is 13 months from the issue date.
	See "Charges and expenses"	Deductions for charges from the guaranteed interest option and the Special DCA account are not permitted. The charge for third-party transfer or exchange does not apply. The check preparation charge does not apply.
	See "Disability, terminal illness, or confinement to a nursing home"	Item (i) is deleted and replaced with the following: An owner (or older joint owner, if applicable) has qualified to receive Social Security disability benefits as certified by the Social Security Administration or meets the definition of a total disability as specified in the contract. To qualify, a re-certification statement from a physician will be required every 12 months from the date disability is determined.
	See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information"	Collateral assignments are not limited to the period prior to the first contract date anniversary. You may assign all or a portion of your NQ contract at any time, pursuant to the terms described in this Prospectus.
North Dakota	See "Your right to cancel within a certain number of days" in "Contract features and benefits"	If you reside in the state of North Dakota at the time the contract is issued, you may return your Retirement Cornerstone® Series contract within 20 days from the date that you receive it and receive a full refund of your contributions.
	See "Your beneficiary and payment of benefit" in "Payment of death benefit"	Amounts allocated to the Guaranteed interest option will continue to earn interest until the applicable death benefit is paid. This means that your death benefit (other than the applicable guaranteed minimum death benefit) will be increased by the amount of interest credited to any assets in the Guaranteed interest option up until the date on which we pay the death benefit.

Appendix V: State contract availability and/or variations of certain features and benefits

State	Features and benefits	Availability or variation
Puerto Rico	IRA and Roth IRA	Available for direct rollovers from U.S. source 401(a) plans and direct transfers from the same type of U.S. source IRAs.
	SEP IRA contracts and QP (Defined Benefit) contracts (For Series B, Series CP® and Series L contracts only)	Not Available
	See "Purchase considerations for a charitable remainder trust" under "Owner and annuitant requirements" in "Contract features and benefits"	We do not offer contracts to charitable remainder trusts in Puerto Rico.
	See "How you can make contributions" in "Contract features and benefits" (For Series B, Series CP® and Series L contracts only)	Specific requirements for purchasing QP contracts in Puerto Rico are outlined below in "Purchase considerations for QP (Defined Contribution) contracts in Puerto Rico".
	See "Guaranteed minimum income benefit" in "Contract features and benefits" (For Series B, Series CP® and Series L contracts only)	Restrictions for the GMIB on a Puerto Rico QPDC contract are described below, under "Purchase considerations for QP (Defined Contribution) contracts in Puerto Rico", and in your contract.
	See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information" (For Series B, Series CP® and Series L contracts only)	Transfers of ownership of QP contracts are governed by Puerto Rico law. Please consult your tax, legal or plan advisor if you intend to transfer ownership of your contract.
	"Purchase considerations for QP (Defined Contribution) contracts in Puerto Rico" — this section replaces "Appendix II: Purchase considerations for QP contracts" in this Prospectus. (For Series B, Series CP® and Series L contracts only)	**Purchase considerations for QP (Defined Contribution) contracts in Puerto Rico:** Trustees who are considering the purchase of a Retirement Cornerstone® Series QP contract in Puerto Rico should discuss with their tax, legal and plan advisors whether this is an appropriate investment vehicle for the employer's plan. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the Guaranteed minimum income benefit, and the payment of death benefits in accordance with the requirements of Puerto Rico income tax rules. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted. **Limits on Contract Ownership** • The QP contract is offered only as a funding vehicle to qualified plan trusts of single participant defined contribution plans that are tax-qualified under Puerto Rico law, not United States law. The contract is not available to US qualified plans or to defined benefit plans qualifying under Puerto Rico law. • The QP contract owner is the qualified plan trust. The annuitant under the contract is the self-employed Puerto Rico resident, who is the sole plan participant. • This product should not be purchased if the self-employed individual anticipates having additional employees become eligible for the plan. We will not allow additional contracts to be issued for participants other than the original business owner. • If the business that sponsors the plan adds another employee who becomes eligible for the plan, no further contributions may be made to the contract. If the employer moves the funds to another funding vehicle that can accommodate more than one employee, this move could result in surrender charges, if applicable, and the loss of guaranteed benefits in the contract. **Limits on Contributions:** • All contributions must be direct transfers from other investments within an existing qualified plan trust. • Employer payroll contributions are not accepted.

Appendix V: State contract availability and/or variations of certain features and benefits

State	Features and benefits	Availability or variation
Puerto Rico (continued)		• Only one additional transfer contribution may be made per contract year.
		• Checks written on accounts held in the name of the employer instead of the plan or the trustee will not be accepted.
		• As mentioned above, if a new employee becomes eligible for the plan, the trustee will not be permitted to make any further contributions to the contract established for the original business owner.
		Limits on Payments:
		• Loans are not available under the contract.
		• All payments are made to the plan trust as owner, even though the plan participant/annuitant is the ultimate recipient of the benefit payment.
		• AXA Equitable does no tax reporting or withholding of any kind. The plan administrator or trustee will be solely responsible for performing or providing for all such services.
		• AXA Equitable does not offer contracts that qualify as IRAs under Puerto Rico law. The plan trust will exercise the GMIB and must continue to hold the supplementary contract for the duration of the GMIB payments. The contract cannot be converted to an IRA.
		Plan Termination:
		• If the plan participant terminates the business, and as a result wishes to terminate the plan, the trust would have to be kept in existence to receive payments. This could create expenses for the plan.
		• If the plan participant terminates the plan and the trust is dissolved, or if the plan trustee (which may or may not be the same as the plan participant) is unwilling to accept payment to the plan trust for any reason, AXA Equitable would have to change the contract from a Puerto Rico QP to NQ in order to make payments to the individual as the new owner. Depending on when this occurs, it could be a taxable distribution from the plan, with a potential tax of the entire account value of the contract. Puerto Rico income tax withholding and reporting by the plan trustee could apply to the distribution transaction.
		• If the plan trust is receiving GMIB payments and the trust is subsequently terminated, transforming the contract into an individually owned NQ contract, the trustee would be responsible for the applicable Puerto Rico income tax withholding and reporting on the present value of the remaining annuity payment stream.
		• AXA Equitable is a U.S. insurance company, therefore distributions under the NQ contract could be subject to United States taxation and withholding on a "taxable amount not determined" basis.
		We require owners or beneficiaries of annuity contracts in Puerto Rico which are not individuals to document their status to avoid 30% FATCA withholding from U.S.-source income.
Rhode Island	See "Your right to cancel within a certain number of days" in "Contract features and benefits"	If you reside in the state of Rhode Island, you may cancel your variable annuity contract and return it to us within 15 days from the date you received it. Your refund will equal your account value under the contract on the day we receive notification to cancel the contract.
Texas	See "Your right to cancel within a certain number of days" in "Contract features and benefits"	If you reside in the state of Texas, you may cancel your variable annuity contract and return it to us within 15 days from the date you received it. Your refund will equal your account value under the contract on the day we receive notification to cancel the contract.
Washington D.C.	See "Your right to cancel within a certain number of days" in "Contract features and benefits"	If you reside in the district of Washington, D.C., at the time the contract was issued, you may return your Retirement Cornerstone® Series replacement contract within 10 days from the date you received it and receive a refund of your Total account value under the contract on the day we receive notification to cancel the contract.
West Virginia	See "Your right to cancel within a certain number of days" in "Contract features and benefits"	If you reside in the state of West Virginia and for any reason you are not satisfied with your contract, you may return it to us for a full refund. To exercise this cancellation right, you must return the certificate and/or contract directly to our processing office within 15 days after you receive it.

Appendix V: State contract availability and/or variations of certain features and benefits

Appendix VI: Examples of Automatic payment plans

The following examples illustrate the amount of the automatic withdrawals that would be taken under the various payment plans described in "Accessing your money" under "Automatic payment plans." The examples assume a $100,000 allocation to the Protected Benefit account variable investment options with assumed investment performance of 0%. (The last example assumes an allocation to the Investment account.) The examples show how the different automatic payment plans can be used without reducing your GMIB benefit base. The examples are based on the applicable Roll-up rate shown below and assumes that the GMIB benefit base does not reset. Also, the examples reflect the effect on both the GMIB benefit base and the Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit).

Maximum Payment Plan

Full Annual withdrawal amount payment

Under this payment plan, you will receive the Annual withdrawal amounts as scheduled payments. In this example, the "Withdrawal" column reflects the Annual withdrawal amounts for the years shown. Amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GMIB benefit base" by the "Annual Roll-up rate" in effect for each year.

Year	Deferral Roll-up rate/ Annual Roll-up rate	Beginning of year GMIB benefit base	Withdrawal	Percentage of GMIB benefit base withdrawn
1	4.8%[a]	$100,000	$ 0	0.0%
2	4.3%[a]	$104,800	$ 0	0.0%
3	5.2%[a]	$109,306	$ 0	0.0%
4	5.4%[a]	$114,990	$ 0	0.0%
5	5.0%[a]	$121,200	$ 0	0.0%
6	4.7%[b]	$127,260	$5,981	4.7%
7	5.2%[b]	$127,260	$6,618	5.2%
8	5.4%[b]	$127,260	$6,872	5.4%
9	6.0%[b]	$127,260	$7,636	6.0%
10	7.3%[b]	$127,260	$9,290	7.3%

(a)   the Deferral Roll-up rate applies.

(b)   the Annual Roll-up rate applies.

Customized Payment Plans

Guaranteed Minimum Percentage

Under this payment plan, you will receive as scheduled payments a withdrawal amount that is based on withdrawal percentage that is fixed at the lowest guaranteed Deferral Roll-up rate or Annual Roll-up rate of 4.0%. In this example, amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GMIB benefit base" by 4.0%.

Year	Deferral Roll-up rate/ Annual Roll-up rate	Beginning of year GMIB benefit base	Withdrawal	Percentage of GMIB benefit base withdrawn
1	4.8%[a]	$100,000	$ 0	0.0%
2	4.3%[a]	$104,800	$ 0	0.0%
3	5.2%[a]	$109,306	$ 0	0.0%
4	5.4%[a]	$114,990	$ 0	0.0%
5	5.0%[a]	$121,200	$ 0	0.0%
6	4.7%[b]	$127,260	$5,090	4.0%
7	5.2%[b]	$128,151	$5,126	4.0%
8	5.4%[b]	$129,688	$5,188	4.0%

Year	Deferral Roll-up rate/ Annual Roll-up rate	Beginning of year GMIB benefit base	Withdrawal	Percentage of GMIB benefit base withdrawn
9	6.0%[b]	$131,504	$5,260	4.0%
10	7.3%[b]	$134,134	$5,365	4.0%

(a) the Deferral Roll-up rate applies.
(b) the Annual Roll-up rate applies.

Fixed Percentage below the Annual Roll-up Rate (1.0% below)

Under this payment plan, you will receive as scheduled payments a withdrawal amount that is based on a fixed percentage that is less than the applicable Annual Roll-up rate in effect for each contract year. In this example, the contract owner has requested that we pay scheduled payments that are 1.00% below the Annual Roll-up rate in effect for each year. Amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GMIB benefit base" by the "Percentage of GMIB benefit base withdrawn."

Year	Deferral Roll-up rate/ Annual Roll-up rate	Beginning of year GMIB benefit base	Withdrawal	Percentage of GMIB benefit base withdrawn
1	4.8%[a]	$100,000	$ 0	0.0%
2	4.3%[a]	$104,800	$ 0	0.0%
3	5.2%[a]	$109,306	$ 0	0.0%
4	5.4%[a]	$114,990	$ 0	0.0%
5	5.0%[a]	$121,200	$ 0	0.0%
6	4.7%[b]	$127,260	$5,090[c]	4.0%[c]
7	5.2%[b]	$128,151	$5,382	4.2%
8	5.4%[b]	$129,432	$5,695	4.4%
9	6.0%[b]	$130,726	$6,536	5.0%
10	7.3%[b]	$132,034	$8,318	6.3%

(a) the Deferral Roll-up rate applies.
(b) the Annual Roll-up rate applies.
(c) In contract year 6, the fixed percentage would have resulted in a payment less than 4.0%. In this case, the withdrawal percentage is 4.0%.

Fixed Percentage of 5.5%

Under this payment plan, you will receive a withdrawal amount based on a fixed percentage that cannot exceed the Annual Roll-up rate in effect for each year. In this example, the contract owner has elected to receive withdrawals at a fixed percentage of 5.5%. Amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GMIB benefit base" by the "Percentage of GMIB benefit base withdrawn."

Year	Deferral Roll-up rate/ Annual Roll-up rate	Beginning of year GMIB benefit base	Withdrawal	Percentage of GMIB benefit base withdrawn
1	4.8%[a]	$100,000	$ 0	0.0%
2	4.3%[a]	$104,800	$ 0	0.0%
3	5.2%[a]	$109,306	$ 0	0.0%
4	5.4%[a]	$114,990	$ 0	0.0%
5	5.0%[a]	$121,200	$ 0	0.0%
6	4.7%[b]	$127,260	$5,981[c]	4.7%[c]
7	5.2%[b]	$127,260	$6,618[c]	5.5%[c]
8	5.4%[b]	$127,260	$6,872[c]	5.4%[c]
9	6.0%[b]	$127,260	$6,999[c]	5.2%[c]
10	7.3%[b]	$127,896	$7,034[d]	5.5%[d]

(a) the Deferral Roll-up rate applies.
(b) the Annual Roll-up rate applies.
(c) In contract years 6, 7 and 8 the contract owner received withdrawal amounts based on the Annual Roll-up rate for each contract year. In each year, the Annual Roll-up rate was less than the withdrawal percentage selected.
(d) In contract years 9 and 10, the contract owner received withdrawal amounts of 5.5% even though the Annual Roll-up rates in effect in those years were greater.

Fixed Dollar of $7,000

Under this payment plan, you will receive a withdrawal amount that is based on a fixed dollar amount. The fixed dollar amount may not exceed the Annual withdrawal amount in any contract year. In this example, the contract owner has elected to receive withdrawals of $7,000. Amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GMIB benefit base" by the "Percentage of GMIB benefit base withdrawn."

Year	Deferral Roll-up rate/ Annual Roll-up rate	Beginning of year GMIB benefit base	Withdrawal	Percentage of GMIB benefit base withdrawn
1	4.8%[a]	$100,000	$ 0	0.0%
2	4.3%[a]	$104,800	$ 0	0.0%
3	5.2%[a]	$109,306	$ 0	0.0%
4	5.4%[a]	$114,990	$ 0	0.0%
5	5.0%[a]	$121,200	$ 0	0.0%
6	4.7%[b]	$127,260	$5,981[c]	4.7%[c]
7	5.2%[b]	$127,260	$6,618[c]	5.2%[c]
8	5.4%[b]	$127,260	$6,872[c]	5.4%[c]
9	6.0%[b]	$127,260	$7,000	5.5%
10	7.3%[b]	$127,895	$7,000	5.5%

(a)   the Deferral Roll-up rate applies.

(b)   the Annual Roll-up rate applies.

(c)   In contract years 6 through 8, the contract owner received the Annual withdrawal amount for those years.

Fixed percentage of 5.50% from both your Protected Benefit account and your Investment account

Under this payment plan, you can receive a fixed dollar amount or an amount based on a fixed percentage as scheduled payments that may be greater than your Annual withdrawal amount. Your Annual withdrawal amount will be withdrawn first. Any requested amount in excess of the Annual withdrawal amount will be withdrawn from your Investment account. In this example, the contract owner has elected to receive withdrawals at a fixed percentage of 5.50%.

Year	Deferral Roll-up rate Annual Roll-up rate	Beginning of year GMIB benefit base	Withdrawal from Protected Benefit account value	Additional withdrawal from Investment account	Percentage of GMIB benefit base withdrawn
1	4.8%[a]	$100,000	$ 0	$ 0	0.0%
2	4.3%[a]	$104,800	$ 0	$ 0	0.0%
3	5.2%[a]	$109,306	$ 0	$ 0	0.0%
4	5.4%[a]	$114,990	$ 0	$ 0	0.0%
5	5.0%[a]	$121,200	$ 0	$ 0	0.0%
6	4.7%[b]	$127,260	$5,981	$1,018	5.5%
7	5.2%[b]	$127,260	$6,618	$ 382	5.5%
8	5.4%[b]	$127,260	$6,872	$ 127	5.5%
9	6.0%[b]	$127,260	$6,999	$ 0	5.5%
10	7.3%[b]	$127,896	$7,034	$ 0	5.5%

(a)   the Deferral Roll-up rate applies.

(b)   the Annual Roll-up rate applies.

Appendix VII: Examples of how withdrawals affect your Guaranteed benefit bases

Examples for GMIB

Example #1

As described below, this example assumes that Protected Benefit account value is **less than** the GMIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Protected Benefit variable investment options, with no additional contributions, and no transfers, the GMIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

End of Contract Year	Assumed Net Return	Protected Benefit account value	Withdrawal	Roll-up Rate	GMIB benefit base	Guaranteed Minimum Death Benefit			
						Return of Principal benefit base	Highest Anniversary Value benefit base	Roll-up to age 85 benefit base	"Greater of" benefit base
0		$100,000			$100,000[3]	$100,000[1]	$100,000[2]	$100,000[3]	$100,000
1	3.0 %	$103,000	$ 0	4.0%	$104,000[3]	$100,000[1]	$103,000[2]	$104,000[3]	$104,000
2	4.0 %	$107,120	$ 0	4.0%	$108,160[3]	$100,000[1]	$107,120[2]	$108,160[3]	$108,160
3	6.0 %	$113,547	$ 0	4.0%	$113,547[3]	$100,000[1]	$113,547[2]	$113,547[3]	$113,547
4	6.0 %	$120,360	$ 0	4.0%	$120,360[3]	$100,000[1]	$120,360[2]	$120,360[3]	$120,360
5	7.0 %	$128,785	$ 0	4.0%	$128,785[3]	$100,000[1]	$128,785[2]	$128,785[3]	$128,785

Contract Years 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

(1) The **Return of Principal benefit base** is equal to the initial contribution to the Protected Benefit variable investment options, or $100,000.

(2) The **Highest Anniversary Value benefit base** is equal to the greater of the Protected Benefit account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

- At the end of contract year 3, the Highest Anniversary Value benefit base is $113,547. This is because the Protected Benefit account value ($113,547) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary.

(3) The **Roll-up to age 85 benefit base and the GMIB benefit base** (the "Roll-up benefit bases") are equal to the Roll-up benefit bases as of the last contract date anniversary plus the Deferral Roll-up amount (the Roll-up benefit bases as of the last contract date anniversary multiplied by the assumed Deferral Roll-up rate). Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your Roll-up benefit bases will automatically "reset" to equal the Protected Benefit account, if higher than the prior Roll-up benefit bases, every contract year from your contract issue date, up to the contract anniversary following your 85th birthday (for the Roll-up to age 85 benefit base) or your 95th birthday (for the GMIB benefit base). Beginning in the contract year that follows the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your Roll-up benefit bases. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the Roll-up benefit bases at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your Roll-up benefit bases until the end of the contract year except in the year in which you die. In the event of your death, a pro-rata portion of the Roll-up amount will be added to the Roll-up to age 85 benefit base.

For example:

- At the end of contract year 2, the Roll-up benefit bases are equal to $108,160. This is calculated by taking the Roll-up benefit bases as of the last contract date anniversary $104,000, and multiplying it by Roll-up rate of 4%. ($104,000 x 1.04 = $108,160).

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $5,151 [4% (Roll-up rate) x $128,785 (the GMIB benefit base)].

						Guaranteed Minimum Death Benefit			
End of Contract Year	Assumed Net Return	Protected Benefit account value	Withdrawal	Roll-up Rate	GMIB benefit base	Return of Principal benefit base	Highest Anniversary Value benefit base	Roll-up to age 85 benefit base	"Greater of" benefit base
Alternative #1: Owner withdraws the Annual withdrawal amount, which equals $5,151									
Year 6	(5.0)%	$122,346	$5,151	4.0%	$128,785[(6)]	$95,790[(4)]	$123,634[(5)]	$128,785[(6)]	$128,785
Year 7 Annual Withdrawal Amount:			**$5,151[(7)]**						
Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount									
Year 6	(5.0)%	$122,346	$7,000	4.0%	$126,839[(10)]	$94,279[(8)]	$121,766[(9)]	$126,839[(10)]	$126,839
Year 7 Annual Withdrawal Amount:			**$5,074[(11)]**						

Alternative #1: Contract Year 6 (Owner withdraws Annual withdrawal amount)

The pro-rata calculation for the Return of Principal benefit base is as follows: Since the withdrawal amount of $5,151 equals 4.21% of the Protected Benefit account value ($5,151 divided by $122,346 = 4.21%), each benefit base would be reduced by 4.21%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(4) The ***Return of Principal benefit base*** is reduced pro-rata, as follows: $100,000 (Return of Principal benefit base as of the last contract date anniversary) — $4,210 (4.21% x $100,000) = $95,790.

(5) The ***Highest Anniversary Value benefit base*** is reduced dollar-for-dollar, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) – $5,151 = $123,634.

(6) The ***Roll-up to age 85 benefit base and the GMIB benefit base*** are equal to $128,785, (the Roll-up benefit bases as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the Roll-up benefit bases neither decrease nor increase;

(7) As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $5,151 [4% (Roll-up rate) x $128,785 (the Roll-up benefit bases as of the sixth contract anniversary)].

Alternative #2: Contract Year 6 (Owner takes an "Excess withdrawal")

The pro-rata calculation for the reduction in the Return of Principal benefit base is as follows: Since the withdrawal amount of $7,000 equals 5.721% of the Protected Benefit account value ($7,000 divided by $122,346 = 5.721%), each benefit base would be reduced by 5.721%.

The pro-rata calculation for the reduction in the Roll-up benefit bases is as follows: $7,000 (the amount of the withdrawal, including any applicable withdrawal charge) — $5,151 (the Annual withdrawal amount) = $1,849 (the "Excess withdrawal" amount). Since the amount of the Excess withdrawal equals 1.511% of the Protected Benefit account value ($1,849 divided by $122,346 = 1.511%), the Roll-up benefit bases would be reduced by 1.511%.

Please note that the Excess withdrawal in this example does not represent a RMD payment made through our automatic RMD service. For more information on RMD payments through our automatic RMD service, please see "Lifetime required minimum distribution withdrawals" in "Accessing your money" earlier in this Prospectus.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(8) The ***Return of Principal benefit base*** is reduced pro-rata, as follows: $100,000 (Return of Principal benefit base as of the last contract date anniversary) — $5,721 (5.721% x $100,000) = $94,279.

(9) The ***Highest Anniversary Value benefit base*** is reduced dollar-for-dollar and pro-rata, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) — $5,151 (Annual Withdrawal Amount) — $1,868 [($128,785 – $5,151) x 1.511%] = $121,766.

(10) The ***Roll-up to age 85 benefit base*** and the GMIB benefit base are reduced pro-rata, as follows: $128,785 (the Roll-up benefit bases as of the last contract date anniversary) — $1,946 (1.511% x $128,785) = $126,839.

(11) As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $5,074 [4% (Roll-up rate) x $126,839 (the Roll-up benefit bases as of the sixth contract anniversary)].

Example #2

As described below, this example assumes that Protected Benefit account value is **greater than** the GMIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Protected Benefit variable investment options, with no additional contributions, and no transfers, the GMIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

End of Contract Year	Assumed Net Return	Protected Benefit account value	Withdrawal	Roll-up Rate	GMIB benefit base	Return of Principal benefit base	Guaranteed Minimum Death Benefit		"Greater of" benefit base
							Highest Anniversary Value benefit base	Roll-up to age 85 benefit base	
0		$100,000			$100,000[3]	$100,000[1]	$100,000[2]	$100,000[3]	$100,000
1	3.0%	$103,000	$ 0	4.0%	$104,000[3]	$100,000[1]	$103,000[2]	$104,000[3]	$104,000
2	4.0%	$107,120	$ 0	4.0%	$108,160[3]	$100,000[1]	$107,120[2]	$108,160[3]	$108,160
3	6.0%	$113,547	$ 0	4.0%	$113,547[3]	$100,000[1]	$113,547[2]	$113,547[3]	$113,547
4	6.0%	$120,360	$ 0	4.0%	$120,360[3]	$100,000[1]	$120,360[2]	$120,360[3]	$120,360
5	7.0%	$128,785	$ 0	4.0%	$128,785[3]	$100,000[1]	$128,785[2]	$128,785[3]	$128,785

Contract Years 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

(1) The **Return of Principal benefit base** is equal to the initial contribution to the Protected Benefit variable investment options, or $100,000.

(2) The **Highest Anniversary Value benefit base** is equal to the greater of the Protected Benefit account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

- At the end of contract year 3, the Highest Anniversary Value benefit base is $113,547. This is because the Protected Benefit account value ($113,547) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary ($107,120).

(3) The **Roll-up to age 85 benefit base and the GMIB benefit base** (the "Roll-up benefit bases") are equal to the Roll-up benefit bases as of the last contract date anniversary plus the Deferral Roll-up amount (the Roll-up benefit bases as of the last contract date anniversary multiplied by Roll-up rate). Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your Roll-up benefit bases will automatically "reset" to equal the Protected Benefit account, if higher than the prior Roll-up benefit bases, every contract year from your contract issue date, up to the contract date anniversary following your 85th birthday (for the Roll-up to age 85 benefit base) or your 95th birthday (for the GMIB benefit base). Beginning in the contract year that follows the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your Roll-up benefit bases. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the Roll-up benefit bases at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your Roll-up benefit bases until the end of the contract year except in the year in which you die. In the event of your death, a pro-rata portion of the Roll-up amount will be added to the Roll-up to age 85 benefit base.

For example:

- At the end of contract year 2, the Roll-up benefit bases are equal to $108,160. This is calculated by taking the Roll-up benefit bases as of the last contract date anniversary $104,000, and multiplying it by Roll-up rate of 4% ($104,000 x 1.04 = $108,160).

- At the end of contract year 3, the Roll-up benefit bases are equal to $113,547. This is because the Protected Benefit account value ($113,547) is greater than the Roll-up benefit bases as the last contract date anniversary ($108,160) plus Roll-up amount ($4,326).

Appendix VII: Examples of how withdrawals affect your Guaranteed benefit bases

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $5,151 [4% (Roll-up rate) x $128,785 (the GMIB benefit base)].

						Guaranteed Minimum Death Benefit			
End of Contract Year	Assumed Net Return	Protected Benefit account value	Withdrawal	Roll-up Rate	GMIB benefit base	Return of Principal benefit base	Highest Anniversary Value benefit base	Roll-up to age 85 benefit base	"Greater of" benefit base
Alternative #1: Owner withdraws the Annual withdrawal amount, which equals $5,151									
Year 6	5.0%	$135,224	$5,151	4.0%	$130,073(6)	$96,190(4)	$130,073(5)	$130,073(6)	$130,073

Year 7 Annual Withdrawal Amount: $5,203(7)

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount									
Year 6	5.0 %	$135,224	$7,000	4.0%	$128,224(10)	$94,823(8)	$128,224(9)	$128,224(10)	$128,224

Year 7 Annual Withdrawal Amount: $5,129(11)

Alternative #1: Contract Year 6 (Owner withdraws Annual withdrawal amount)

The pro-rata calculation for the Return of Principal benefit base is as follows: Since the withdrawal amount of $5,151 equals 3.810% of the Protected Benefit account value ($5,151 divided by $135,224 = 3.810%), each benefit base would be reduced by 3.810%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(4) The ***Return of Principal benefit base*** is reduced pro-rata, as follows: $100,000 (benefit base as of the last contract date anniversary) — $3,810 (3.810% x $100,000) = $96,190.

(5) The ***Highest Anniversary Value benefit base*** is reduced dollar-for-dollar as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) — $5,151 = $123,634. The Highest Anniversary Value benefit base is reset to the Protected Benefit account value after withdrawal ($130,073).

(6) The ***Roll-up to age 85 benefit base and GMIB benefit base*** are reset to the Protected Benefit Account Value after withdrawal $130,073.

(7) As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $5,203 [4% (Roll-up rate) x $130,073 (the Roll-up benefit bases as of the sixth contract anniversary)].

Alternative #2: Contract Year 6 (Owner takes an "Excess withdrawal")

The pro-rata calculation for the reduction in the Return of Principal benefit base is as follows: Since the withdrawal amount of $7,000 equals 5.177% of the Protected Benefit account value ($7,000 divided by $135,224 = 5.177%), each benefit base would be reduced by 5.177%.

The pro-rata calculation for the reduction in the Highest Anniversary Value benefit base and the Roll-up benefit bases is as follows: $7,000 (the amount of the withdrawal, including any applicable withdrawal charge) — $5,151 (the Annual withdrawal amount) = $1,849 (the "Excess withdrawal" amount). Since the amount of the Excess withdrawal equals 1.367% of the Protected Benefit account value ($1,849 divided by $135,224 = 1.367%), the Highest Anniversary Value benefit base and the Roll-up benefit bases would be reduced by 1.367%.

Please note that the Excess withdrawal in this example does not represent a RMD payment made through our automatic RMD service. For more information on RMD payments through our automatic RMD service, please see "Lifetime required minimum distribution withdrawals" in "Accessing your money" earlier in this Prospectus.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(8) The Return of Principal benefit base is reduced pro-rata, as follows: $100,000 (Return of Principal benefit base as of the last contract date anniversary) — $5,177 (5.177% x $100,000) = $94,823.

(9) The Highest Anniversary Value benefit base is reduced dollar-fordollar and pro-rata, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) — $5,151 (Annual Withdrawal Amount) — $1,690 [($128,785 — $5,151) x 1.367%] = $121,944. The Highest Anniversary Value benefit base is reset to the Protected Benefit account value after withdrawals ($128,224).

(10) The Roll-up to age 85 benefit base and the GMIB benefit base are reduced pro-rata, as follows: $128,785 (the Roll-up benefit bases as of the last contract date anniversary) — $1,760 (1.367% x $128,785) = $127,025. The Roll-up to age 85 benefit base and GMIB benefit base are reset to the Protected Benefit Account Value after withdrawal $128,224.

(11) As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $5,129 [4% (Roll-up rate) x $128,224 (the Roll-up benefit bases as of the sixth contract anniversary)].

VII-4

Appendix VII: Examples of how withdrawals affect your Guaranteed benefit bases

Example for RMD Wealth Guard death benefit

Example #3

Assuming $100,000 is invested in the Protected Benefit variable investment options, with no additional contributions, and no transfers, the RMD Wealth Guard death benefit base for an owner age 65 would be calculated as follows:

End of Contract Year	Age	Assumed Net Return	Protected Benefit account value before withdrawal	Withdrawal	Protected Benefit account value after withdrawal	RMD Wealth Guard death benefit base
0	65		$100,000		$100,000	$100,000[1]
1	66	3.0%	$103,000	$ 0	$103,000	$103,000[1]
2	67	4.0%	$107,120	$ 0	$107,120	$107,120[1]
3	68	(1.0)%	$106,049	$5,000	$101,049	$102,069[1][2]
4	69	3.0%	$104,080	$ 0	$104,080	$104,080[1]
5	70	4.0%	$108,243	$ 0	$108,243	$108,243[1]
Alternative #1: Contract Year 6 (Owner withdraws RMD withdrawal amount)						
6	71	5.0%	$113,656	$4,293	$109,363	$109,363[3]
7	72	3.0%	$112,644	$ 0	$112,644	$109,363[4]
Alternative #2: Contract Year 6 (Owner takes a withdrawal in excess of RMD withdrawal limit)						
6	71	5.0%	$113,656	$6,000	$107,656	$107,656[5]
7	72	3.0%	$110,885	$ 0	$110,885	$107,656[6]

Contract Years 1–5:

At the end of contract years 1-5, the RMD Wealth Guard death benefit base is as follows:

(1) The RMD Wealth Guard death benefit base is equal to the greater of the Protected Benefit account value and the RMD Wealth Guard death benefit base as of the last contract date anniversary.

For example:

- At the end of contract year 2, the RMD Wealth Guard death benefit base is $107,120. This is because the Protected Benefit account value ($107,120) is greater than the RMD Wealth Guard death benefit base as of the last contract date anniversary ($103,000).

(2) The RMD Wealth Guard death benefit base would be reduced by a withdrawal on a pro rata basis because the contract owner has not yet reached the calendar year in which he or she will turn age 70½ and is not yet eligible for RMDs; accordingly, all withdrawals made prior to the calendar year in which the contract owner turns age 70½ are treated as Excess RMD withdrawals and reduce the benefit base on a pro rata basis.

For example:

- At the end of contract year 3, the RMD Wealth Guard death benefit base is $102,069. After a withdrawal of $5,000, the Protected Benefit account value is $101,049 (= $107,120 x (1 − 1.0%) − $5,000). Since the withdrawal amount of $5,000 equals 4.715% of the Protected Benefit account value before the withdrawal ($5,000 divided by $106,049 = 4.715%), the RMD Wealth Guard death benefit base would be reduced by $5,051 (4.715% of $107,120) to be $102,069 (= $107,120 − $5,051). The RMD Wealth Guard death benefit base is greater than the Protected Benefit account value. As you can see, when the benefit base is greater than the account value, a pro rata deduction means the benefit base is reduced by more than the amount of the withdrawals.

Alternative #1: Contract Year 6 (Owner withdraws RMD withdrawal amount)

(3) The RMD Wealth Guard death benefit base would not be reduced by a RMD withdrawal because it is not an Excess RMD withdrawal.

For example:

- At the end of contract year 6, the RMD Wealth Guard death benefit base is $109,363. This is because the Protected Benefit account value ($109,363) is greater than the RMD Wealth Guard death benefit base as of the last contract date anniversary ($108,243). In addition, since the withdrawal of the $4,293 was not an Excess RMD withdrawal, it did not reduce the benefit base.

(4) After the contract anniversary date following the first RMD withdrawal, the RMD Wealth Guard death benefit base stops resetting.

For example:

- At the end of contract year 7, the RMD Wealth Guard death benefit base is $109,363. This is the RMD Wealth Guard death benefit base as of the last contract date anniversary ($109,363).

Appendix VII: Examples of how withdrawals affect your Guaranteed benefit bases

Alternative #2: Contract Year 6 (Owner takes a withdrawal in excess of RMD withdrawal limit)

(5) The RMD Wealth Guard death benefit base would be reduced by the portion of the withdrawal amount in excess of RMD withdrawal limit on a pro rata basis.

For example:

- At the end of contract year 6, the RMD Wealth Guard death benefit base is $107,656. The withdrawal amount of $6,000 exceeds the RMD withdrawal limit ($4,293) by $1,707. The portion of the withdrawal amount in excess of RMD withdrawal limit ($1,707) equals 1.502% of the Protected Benefit account value ($1,707 divided by $113,656 = 1.502%) and RMD Wealth Guard death benefit base would be reduced by 1.502% to be $106,618 (= $108,243 − $1,625). The RMD Wealth Guard death benefit base resets to the Protected Benefit account value ($107,656).

(6) After a withdrawal is taken in the calendar year in which the age turns 70½ or later year, the RMD Wealth Guard death benefit base stops resetting.

For example:

- At the end of contract year 7, the RMD Wealth Guard death benefit base is $107,656. This is the RMD Wealth Guard death benefit base as of the last contract date anniversary ($107,656).

Appendix VIII: Formula for asset transfer program for Guaranteed minimum income benefit

As explained in the ''Guaranteed minimum income benefit (''GMIB'')'' section in this Prospectus, if you have the GMIB the portion of your contract invested in the Protected Benefit account will be subject to predetermined mathematical formulas that require transfers between the Protected Benefit account variable investment options which you have selected and the AXA Ultra Conservative Strategy investment option. This Appendix provides additional information regarding the formulas. The formulas are set when we issue your contract and do not change while the GMIB is in effect. On each valuation day, the formulas determine whether a transfer into or out of the AXA Ultra Conservative Strategy investment option is required. For purposes of these calculations, amounts in a Special DCA program designated for the Protected Benefit account variable investment options are excluded from amounts that are transferred into the AXA Ultra Conservative Strategy investment option.

First, the following ATP formula is used to calculate a contract ratio:

Contract Ratio $= 1 - (A \div B)$

Where:

A = Protected Benefit account value on the valuation day.

B = The current value of the GMIB benefit base on the valuation day including the pro rata portion of the applicable Roll-up amount.

Please see the ''Guaranteed minimum income benefit (''GMIB'')'' section in this Prospectus for more information on the GMIB benefit base.

The contract ratio is then compared to predetermined ''transfer points'' to determine what portion of Protected Benefit account value needs to be held in the AXA Ultra Conservative Strategy investment option. For your GMIB, there is a minimum and maximum transfer point, which is determined according to the following table.

ATP Year Anniversary	Minimum Transfer Point	Maximum Transfer Point
First day of first ATP year	15%	25%
1st	18%	28%
2nd	21%	31%
3rd	24%	34%
4th	27%	37%
5th	30%	40%
6th	33%	43%
7th	36%	46%
8th	39%	49%
9th	42%	52%
10th (and later)	45%	55%

The minimum and maximum transfer points are interpolated between the beginning of the ATP year Protected Benefit account value and end of ATP year Protected Benefit account value during the course of the ATP year. For example, during the first ATP year, the minimum transfer point moves from 15% on the first day of the first ATP year to 18% on the first day on the second ATP year. The maximum transfer point moves similarly during the first ATP year from 25% on the first day of the first ATP year to 28% on the first day on the second ATP year. The ranges for the first and second ATP year are shown in the charts below to illustrate the interpolation of transfer points between the beginning of an ATP year and the end of an ATP year.

First ATP year range:					
	May 15 (Day 1 of first ATP year)	Aug 15	Nov 15	Feb 15	May 14 First ATP year anniversary
Minimum Transfer Point	15%	15.75%	16.5%	17.25%	18%
Maximum Transfer Point	25%	25.75%	26.5%	27.25%	28%

Second ATP year range:

	May 14 (Day 1 of second ATP year)	Aug 15	Nov 15	Feb 15	May 14 Second ATP year anniversary
Minimum Transfer Point	18%	18.75%	19.5%	20.25%	21%
Maximum Transfer Point	28%	28.75%	29.5%	30.25%	31%

On each valuation day, the portion of your Protected Benefit account value to be held in the AXA Ultra Conservative Strategy investment option is determined by comparing the contract ratio to the transfer points. If the contract ratio is equal to or less than the minimum transfer point, all of the account value in the AXA Ultra Conservative Strategy investment option, if any, will be transferred to the Protected Benefit account variable investment options selected by you. If the contract ratio on the valuation day exceeds the minimum transfer point but is less than the maximum transfer point, amounts may be transferred either into or out of the AXA Ultra Conservative Strategy investment option depending on the account value already in the AXA Ultra Conservative Strategy investment option and a Special DCA program designated for the Protected Benefit account variable investment options. If the contract ratio on the valuation day is equal to or greater than the maximum transfer point, the total amount of the account value that is invested in the Protected Benefit account variable investment options selected by you, excluding amounts invested in a Special DCA program designated for the Protected Benefit account variable investment options, will be transferred into the AXA Ultra Conservative Strategy investment option.

A separate formula, called the transfer amount formula, is used to calculate the amount that must be transferred either into or out of the AXA Ultra Conservative Strategy investment option. For example, the transfer amount formula seeks to reallocate account value such that for every 1% by which the contract ratio exceeds the minimum transfer point on a given valuation day, 10% of the Protected Benefit account value will be held in the AXA Ultra Conservative Strategy investment option and a Special DCA program designated for the Protected Benefit account variable investment options. When the contract ratio exceeds the minimum transfer point by 10% (i.e., it reaches the maximum transfer point), amounts will be transferred into the AXA Ultra Conservative Strategy investment option such that 100% of Protected Benefit account value will be invested in the AXA Ultra Conservative Strategy investment option and a Special DCA program designated for the Protected Benefit account variable investment options.

The transfer amount formula first determines the target percentage that must be in the AXA Ultra Conservative Strategy investment option after the ATP transfer as follows:

$$\text{ATP\%} = \frac{A - B}{0.1}$$

Where:

ATP% = Required percentage of account value in the AXA Ultra Conservative Strategy investment option and the Special DCA program designated for the Protected Benefit account variable investment options after the ATP transfer.

A = The contract ratio calculated on the valuation day.

B = The minimum transfer point on the valuation day.

0.1 = The 10% differential between the minimum transfer point and the maximum transfer point.

The required amount of account value in the AXA Ultra Conservative Strategy investment option after the ATP transfer is calculated as follows:

$$\text{ATP Amount} = (A \times B) - C$$

Where:

A = The ATP%.

B = Protected Benefit account value on the valuation day.

C = Account value in a Special DCA program designated for the Protected Benefit account variable investment options on the valuation day.

The ATP Amount cannot be less than $0.

The transfer amount formula is used to determine the transfer amount as follows:

ATP transfer amount = (ATP amount) – (account value currently in AXA Ultra Conservative Strategy investment option)

The ATP transfer amount is the amount that must be moved either in or out of the AXA Ultra Conservative Strategy investment option.

- If the ATP transfer amount is positive, it will be moved into the AXA Ultra Conservative Strategy investment option if it meets the minimum transfer threshold.

Appendix VIII: Formula for asset transfer program for Guaranteed minimum income benefit

- If the ATP transfer amount is negative, it will be moved out of the AXA Ultra Conservative Strategy investment option if it meets the minimum transfer threshold described below.

The minimum amount that will be transferred is the greater of 1% of the Protected Benefit account value or $1,000. The test for whether the ATP transfer amount meets the minimum transfer threshold is as follows:

- If the ATP transfer amount is less than the minimum transfer amount, the ATP transfer will not be processed.

- If the ATP transfer amount is greater than or equal to the minimum transfer amount, the ATP transfer will be processed.

The following are examples of transactions under the ATP:

	Example 1	Example 2	Example 3
Contract Ratio	25%	37%	45%
Valuation Day	4th ATP year anniversary	5th ATP year anniversary	6th ATP year anniversary
Transfer Points	Minimum = 27% Maximum = 37%	Minimum = 30% Maximum = 40%	Minimum = 33% Maximum = 43%
Assumptions	Protected Benefit account value = $100,000 AXA Ultra Conservative Strategy investment option = $40,000 Special DCA program = $20,000	Protected Benefit account value = $100,000 AXA Ultra Conservative Strategy investment option = $40,000 Special DCA program designated for the Protected Benefit account variable investment options = $20,000	Protected Benefit account value = $100,000 AXA Ultra Conservative Strategy investment option = $40,000 Special DCA program designated for the Protected Benefit account variable investment options = $20,000
Transfer Point Valuation	Contract ratio is less than the minimum transfer point therefore, all amounts must be moved out of the AXA Ultra Conservative Strategy investment option.	Contract ratio is greater than the minimum transfer point but less than maximum transfer point. Must determine amount to move in or out of the AXA Ultra Conservative Strategy investment option, if necessary.	Contract ratio is greater than the maximum transfer point. Therefore, all amounts not in a Special DCA program must be moved into the AXA Ultra Conservative Strategy investment option.
ATP% (Contract Ratio – Minimum Transfer Point) ÷ 0.1	0%	**(0.37 – 0.3) ÷ 0.1 = 0.7 or 70%**	100%
ATP Amount (ATP%*Protected Benefit account value) –Special DCA program designated for the Protected Benefit account variable investment options	(0 * $100,000) - $20,000 = -$20,000 (cannot be less than $0) ATP Amount = $0	**(0.7 * $100,000) - $20,000 = $50,000**	(1 * $100,000) - $20,000 = $80,000
Transfer Amount (ATP Amount) – (Protected Benefit account value currently in AXA Ultra Conservative Strategy investment option)	$0 - $40,000 = -$40,000, (transferred out of the AXA Ultra Conservative Strategy investment option)	**Scenario 1** – using current assumptions: **$50,000 - $40,000 = $10,000** (transferred into the AXA Ultra Conservative Strategy investment option) **Scenario 2** – if current amount in AXA Ultra Conservative Strategy investment option = $65,000 instead of $40,000: **$50,000 - $65,000 = -$15,000** (transferred out of the AXA Ultra Conservative Strategy investment option)	$80,000 - $40,000 = $40,000 (transferred into the AXA Ultra Conservative Strategy investment option)

ATP transfers into the AXA Ultra Conservative Strategy investment option will be transferred out of your Protected Benefit account variable investment options. No amounts will be transferred out of a Special DCA program. ATP transfers out of the AXA Ultra Conservative Strategy investment option will be allocated among the Protected Benefit account variable investment options included in your contract's allocation instructions. No amounts will be transferred into or out of the Special DCA program as a result of any ATP transfer.

Appendix VIII: Formula for asset transfer program for Guaranteed minimum income benefit

Your first ATP year is established at the time of your initial contribution or transfer to the Protected Benefit account. For example, if you make an initial contribution or transfer to the Protected Benefit account in the third contract year, that would be your first ATP year. The ATP year increases by one each subsequent contract year until you make an additional contribution or transfer to the Protected Benefit account.

Subsequent Contributions and Transfers

Each time you make a subsequent contribution or transfer to your Protected Benefit account we will apply a set back adjustment formula. We use the formula to determine whether (and to what extent) your applicable transfer points may be "set back". Any set back of your transfer points will apply on the next business day. The formula we use to calculate the set back applicable to you may not be altered once you have the benefit. In general, the formula adjusts your applicable transfer points to reflect the weighted average age of all contributions and transfers made to the Protected Benefit account in relation to the GMIB benefit base on the day prior to the contribution or transfer.

The set back adjustment formula determines the adjustment as follows:

$$\text{ATP Year Set Back} = \frac{(A-1) \times (B+C)}{D+C}$$

Where:

ATP Year Set Back = The number of years by which the beginning of contract year ATP year will be set back.

A = The ATP year at the beginning of the contract year.

B = Total contract year to date contributions and transfers to the Protected Benefit account as of the day prior to the transaction date of the ATP set back calculation.

C = The contribution and/or transfer to the Protected Benefit account on the transaction date of the ATP set back calculation.

D = The value of the GMIB benefit base including the pro rata Roll-up amount as of the day prior to the ATP set back calculation.

The result is rounded (either up or down as applicable) and the ATP year will be set back by the whole number of years produced by the formula. For example, if the result is 2.58, the number will be rounded up to 3 and the ATP year will be set back by 3 years. Therefore, if prior to the contribution or transfer you were in ATP year 6, month 8, you will be set back to ATP year 3, month 8.

The following is an example of the ATP year set back:

	Contribution/Transfer #1	Contribution/Transfer #2	Contribution/Transfer #3
Current ATP Year	ATP year 4 [A = 4]		
Assumptions	Contract is in month 3 of the current contract year.	Contract is now in month 5 of the same contract year.	Contract is now in month 7 of the same contract year.
	Total contract year to date contributions and transfers to the Protected Benefit account as of the valuation day prior to the transaction date of the ATP set back calculation = $0 **[B = 0]**	Total contract year to date contributions and transfers to the Protected Benefit account as of the valuation day prior to the transaction date of the ATP set back calculation = $300 **[B = 300]**	Total contract year to date contributions and transfers to the Protected Benefit account as of the valuation day prior to the transaction date of the ATP set back calculation = $600 **[B = 600]**
	The contribution and/or transfer to the Protected Benefit account on the transaction date of the ATP set back calculation = $300 **[C = 300]**	The contribution and/or transfer to the Protected Benefit account on the transaction date of the ATP set back calculation = $300 **[C = 300]**	The contribution and/or transfer to the Protected Benefit account on the transaction date of the ATP set back calculation = $1,200 **[C = 1,200]**
	Value of the GMIB benefit base including the pro rata Roll-up amount as of the valuation day prior to the ATP set back calculation = $616.92 **[D = 616.92]**	Value of the GMIB benefit base including the pro rata Roll-up amount as of the valuation day prior to the ATP set back calculation = $926.11 **[D = 926.11]**	Value of the GMIB benefit base including the pro rata Roll-up amount as of the valuation day prior to the ATP set back calculation = $1,238.41 **[D = 1,238.41]**

Appendix VIII: Formula for asset transfer program for Guaranteed minimum income benefit

	Contribution/Transfer #1	Contribution/Transfer #2	Contribution/Transfer #3
ATP Year Set Back $$\frac{(A-1) \times (B + C)}{D + C}$$	$$\frac{(4-1) \times (0 + 300)}{616.92 + 300} = 0.98$$ Rounded to the nearest whole year = 1	$$\frac{(4-1) \times (300 + 300)}{926.11 + 300} = 1.47$$ Rounded to the nearest whole year = 1	$$\frac{(4-1) \times (600 + 1200)}{1,238.41 + 1200} = 2.21$$ Rounded to the nearest whole year = 2
New ATP Year Current ATP year – ATP year set back = New ATP year	New ATP year = 4 – 1 = 3 (ATP year is set back by 1) **New ATP year = 3**	New ATP year = 4 – 1 = 3 (ATP year has already been set back to year 3. No additional set back will occur.)	New ATP year = 4 – 2 = 2 (ATP year is set back by 1 additional year) **New ATP year = 2**

ATP exit option

When the ATP exit option is processed your Guaranteed benefit base(s) will be adjusted as follows:

$$\text{New Benefit Base} = \frac{(1 - 3\%) \times A}{1 - B + C} - D$$

Where:

New Benefit Base = The new value that the GMIB benefit base and if applicable, the Roll-up to age 85 benefit base and Highest Anniversary Value benefit base will be adjusted to if this value is less than the current value of the respective benefit bases.

A = The Protected Benefit account value as of the day prior to the ATP exit option.

B = The [interpolated] minimum transfer point as of the next valuation day.

C = The total rider charge percentage for both the GMIB and GMDB benefits.

D = The prorated Roll-up amount from the last contract date anniversary to the next valuation day plus the prorated Roll-up amount for contributions and transfers in that contract year as of the next valuation day minus the contract year-to-date withdrawals up to the Annual withdrawal amount.

3% = cushion in investment performance to decrease the probability of an ATP transfer on the upcoming valuation day.

For example, the ATP exit option is processed during the seventh month of the fifth ATP year. The number of completed months in the current ATP year is six. The minimum transfer point is 28.5%, which is derived by interpolating the fourth ATP year anniversary minimum transfer point and the fifth ATP year anniversary minimum transfer point [=(27% + 30%)/2]. The cushion is 3%. Assume that your Protected Benefit account value is $100,000, GMIB benefit base is $130,000 Highest Anniversary Value benefit base is $110,000, Roll-up to age 85 benefit base is $130,000 and the Roll-up rate is the 5% Annual Roll-up rate. Note that the "Greater of" death benefit base ($130,000) is the greater of the Highest Anniversary Value benefit base ($110,000) and the Roll-up to age 85 benefit base ($130,000). Also assume that no withdrawal has been taken in this contract year and that the pro-rated Roll-up amount (net of withdrawals) is $3,250 (=5%×$130,000×6/12 – 0).

When the ATP exit option is processed, the new benefit base is:

$$\text{New benefit base} = \frac{(1 - 3\%) \times 100,000}{1 - .285 + 0.023} - 3,250 = \$128,186$$

Your Highest Anniversary Value benefit base stays at the current value ($110,000), as the new benefit base ($128,186) is greater than your current Highest Anniversary Value benefit base. Your GMIB benefit base and your Roll-up to age 85 benefit base are adjusted to the new benefit base ($128,186), as the new benefit base is less than your current GMIB and Roll-up to age 85 benefit bases. Your "Greater of" death benefit base is also adjusted to the new benefit base ($128,186), as it is the greater of the Highest Anniversary Value benefit base ($110,000) and the Roll-up to age 85 benefit base ($128,186).

Furthermore, if a contribution in the amount of $20,000 is made after the ATP exit option is processed, the Highest Anniversary Value benefit base would be $130,000 ($110,000 + $20,000) and the Roll-up to age 85 benefit base, GMIB benefit base and "Greater of" death benefit base would be $148,186 ($128,186 + $20,000).

Appendix VIII: Formula for asset transfer program for Guaranteed minimum income benefit

Conversely, if the $20,000 contribution is made before requesting the ATP exit option:

- The contribution would result in a transfer on the next valuation date from the AXA Ultra Conservative Strategy investment option so that only 10% of the Protected Benefit account value would remain invested in the AXA Ultra Conservative Strategy investment option.

- If the ATP exit option is then processed the new benefit base would be:

$$\text{New benefit base} = \frac{(1 - 3\%) \times 120{,}000}{1 - 0.285 + 0.023} - 3{,}250 = \$154{,}474$$

Your GMIB benefit base is adjusted to $154,474.

Appendix IX: Rules regarding contributions to your contract

The following tables describes the contribution rules for all contract Series and types.

Contract Type	NQ
Issue Ages	• 0-85 *(For Series B & Series L)* • 0-70 *(For Series CP®)*
Minimum initial contribution amount	• $5,000 *(For Series B)* • $25,000 *(For Series L)* • $10,000 *(For Series CP®)*
Minimum subsequent contribution amount (if permitted)	*For all Series:* • $500 • $100 monthly under the automatic investment program • $300 quarterly under the automatic investment program
Source of contributions	*For all Series:* • After-tax money. • Paid to us by check or transfer of contract value in a tax-deferred exchange under Section 1035 of the Internal Revenue Code.
Additional limitations on contributions to the contract[1]	*For Series B & Series L:* • If you elect the GMIB with the "Greater of" GMDB, you may make subsequent contributions to your Protected Benefit account through age 70, or if later, the first contract date anniversary. If you do not elect the "Greater of" GMDB, you may make subsequent contributions to your Protected Benefit account through age 80, or if later, the first contract date anniversary. However, regardless of the benefits elected, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted. • You may make subsequent contributions to your Investment account through age 85 or the first contract date anniversary. *For Series CP®:* • You may make subsequent contributions to your Investment account and your Protected Benefit account through age 70 or the first contract date anniversary. However, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted.

(1)   In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protected Benefit account at any time.

Contract Type	Traditional IRA
Issue Ages	• 20-85 *(For Series B & Series L)* • 20-70 *(For Series CP®)*
Minimum initial contribution amount	• $5,000 *(For Series B)* • $25,000 *(For Series L)* • $10,000 *(For Series CP®)*
Minimum subsequent contribution amount (if permitted)	*For all Series:* • $50 • $100 monthly under the automatic investment program • $300 quarterly under the automatic investment program
Source of contributions	*For all Series:* • Eligible rollover distributions from 403(b) plans, qualified plans and governmental employer 457(b) plans. • Rollovers from another traditional individual retirement arrangement. • Direct custodian-to-custodian transfers from another traditional individual retirement arrangement. • Regular IRA contributions. • Additional catch-up contributions.
Additional limitations on contributions to the contract[1]	*For Series B & Series L:* • If you elect the GMIB with the "Greater of" GMDB, you may make subsequent contributions to your Protected Benefit account through age 70, or if later, the first contract date anniversary. If you do not elect the "Greater of" GMDB, you may make subsequent contributions to your Protected Benefit account through age 80, or if later, the first contract date anniversary. However, regardless of the benefits elected, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted. • You may make subsequent contributions to your Investment account through age 85 or the first contract date anniversary. *For Series CP®:* • You may make subsequent contributions to your Investment account and your Protected Benefit account through age 70 or the first contract date anniversary. However, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted. *For all Series:* • Contributions made after age 70½ must be net of required minimum distributions; you also cannot make regular IRA contributions after age 70½. • Although we accept regular IRA contributions (limited to $5,500 per calendar year) under traditional IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions. • Subsequent catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 but under age 70 ½ at any time during the calendar year for which the contribution is made. • If you elect the RMD Wealth Guard death benefit, you may make subsequent contributions to your Protected Benefit account through age 64, or if later, your first contract date anniversary (if you were age 20-64 on your contract date); or through age 68, or if later, 90 days after your contract date (if you were age 65-68 on your contract date). If you do not elect the RMD Wealth Guard death benefit, you may make subsequent contributions through age 80, or if later, the first contract date anniversary. However, regardless of the benefits you elected, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted.

(1) In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protected Benefit account at any time.

Contract Type	Roth IRA
Issue Ages	• 20-85 *(For Series B & Series L)* • 20-70 *(For Series CP®)*
Minimum initial contribution amount	• $5,000 *(For Series B)* • $25,000 *(For Series L)* • $10,000 *(For Series CP®)*
Minimum subsequent contribution amount (if permitted)	*For all Series:* • $50 • $100 monthly under the automatic investment program • $300 quarterly under the automatic investment program
Source of contributions	*For all Series:* • Rollovers from another Roth IRA. • Rollovers from a "designated Roth contribution account" under specified retirement plans. • Conversion rollovers from a traditional IRA or other eligible retirement plan. • Direct custodian-to-custodian transfers from another Roth IRA. • Regular Roth IRA contributions. • Additional catch-up contributions.
Additional limitations on contributions to the contract[1]	*For Series B & Series L:* • If you elect the GMIB with the "Greater of" GMDB, you may make subsequent contributions to your Protected Benefit account through age 70, or if later, the first contract date anniversary. If you do not elect the "Greater of" GMDB, you may make subsequent contributions to your Protected Benefit account through age 80, or if later, the first contract date anniversary. However, regardless of the benefits elected, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted. • You may make subsequent contributions to your Investment account through age 85 or the first contract date anniversary. *For Series CP®:* • You may make subsequent contributions to your Investment account and your Protected Benefit account until the later of attained age 70 or the first contract date anniversary. However, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted. *For all Series:* • Conversion rollovers after age 70½ must be net of required minimum distributions for the traditional IRA or other eligible retirement plan that is the source of the conversion rollover. • Although we accept Roth IRA contributions (limited to $5,500 per calendar year) under Roth IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions. • Subsequent catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during the calendar year for which the contribution is made.

(1)   In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protected Benefit account at any time.

Appendix IX: Rules regarding contributions to your contract

Contract Type	SEP IRA
Issue Ages	• 20-85 *(For Series B & Series L)* • 20-70 *(For Series CP®)*
Minimum initial contribution amount	• $5,000 *(For Series B)* • $25,000 *(For Series L)* • $10,000 *(For Series CP®)*
Minimum subsequent contribution amount (if permitted)	*For all Series:* • $500
Source of contributions	*For all Series:* • An employer can annually contribute an amount for an employee up to the lesser of 25% of eligible compensation or $40,000 ($53,000 after cost of living adjustment for 2015). • Eligible rollover distributions from 403(b) plans, qualified plans and governmental employer 457(b) plans. • Rollovers from another traditional individual retirement arrangement. • Direct custodian-to-custodian transfers from another traditional individual retirement arrangement. • Regular traditional IRA contributions are not permitted unless and until the SEP-IRA designation is removed on our records and the contract is designated as a traditional IRA only.
Additional limitations on contributions to the contract[1]	*For Series B & Series L:* • If you elect the GMIB with the "Greater of" GMDB, you may make subsequent contributions to your Protected Benefit account through age 70, or if later, the first contract date anniversary. If you do not elect the "Greater of" GMDB, you may make subsequent contributions to your Protected Benefit account through age 80, or if later, the first contract date anniversary. However, regardless of the benefits elected, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted. • You may make subsequent contributions to your Investment account through age 85 or the first contract date anniversary. *For Series CP®:* • You may make subsequent contributions to your Investment account and your Protected Benefit account through age 70 or the first contract date anniversary. However, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted. *For all Series:* • Any contributions made after age 70½ must be net of required minimum distributions. • If you elect the RMD Wealth Guard death benefit, you may make subsequent contributions to your Protected Benefit account through age 64, or if later, your first contract date anniversary (if you were age 20-64 on your contract date); or through age 68, or if later, 90 days after your contract date (if you were age 65-68 on your contract date). If you do not elect the RMD Wealth Guard death benefit, you may make subsequent contributions through age 80, or if later, the first contract date anniversary. However, regardless of the benefits you elected, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted.

(1) In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protected Benefit account at any time.

Contract Type	Inherited IRA Beneficiary continuation contract (traditional IRA or Roth IRA) (AVAILABLE FOR SERIES B & SERIES L ONLY)
Issue Ages	• 0-70
	• Not available for Series CP®
Minimum initial contribution amount	• $5,000 *(For Series B)*
	• $25,000 *(For Series L)*
Minimum subsequent contribution amount (if permitted)	• $1,000
Source of contributions	• Direct custodian-to- custodian transfers of your interest as a death beneficiary of the deceased owner's traditional individual retirement arrangement or Roth IRA to an IRA of the same type.
	• Non-spousal beneficiary direct rollover contributions may be made to an Inherited IRA contract under specified circumstances from these "Applicable Plans": qualified plans, 403(b) plans and governmental employer 457(b) plans.
Additional limitations on contributions to the contract[1]	• Any subsequent contributions must be from the same type of IRA of the same deceased owner.
	• You may make subsequent contributions to the Protected Benefit account until age 80. However, once you make a withdrawal from the Protected Benefit account, subsequent contributions to the Protected Benefit account will no longer be permitted.
	• You may make subsequent contributions to the Investment account until age 86.
	• No additional contributions are permitted to Inherited IRA contracts issued as a Non-spousal beneficiary direct rollover from an Applicable Plan.

(1) In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protected Benefit account at any time.

Appendix IX: Rules regarding contributions to your contract

Contract Type	QP
Issue Ages	• 20-75 *(For Series B & Series L)* • 20-70 *(For Series CP®)*
Minimum initial contribution amount	• $5,000 *(For Series B)* • $25,000 *(For Series L)* • $10,000 *(For Series CP®)*
Minimum subsequent contribution amount (if subsequent contributions are permitted)	*For all Series:* • $500
Source of contributions	*For all Series:* • Only transfer contributions from other investments within an existing qualified plan trust. • The plan must be qualified under Section 401(a) of the Internal Revenue Code. • For 401(k) plans, transferred contributions may not include any after-tax contributions, including designated Roth contributions.
Additional limitations on contributions to the contract[1]	*For Series B & Series L:* • If you elect the GMIB with the "Greater of" GMDB, you may make subsequent contributions to your Protected Benefit account through age 70, or if later, the first contract date anniversary. If you do not elect the "Greater of" GMDB, you may make subsequent contributions to your Protected Benefit account through age 75, or if later, the first contract date anniversary. However, regardless of the benefits elected, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted. • You may make subsequent contributions to your Investment account through age 75 or the first contract date anniversary. *For Series CP®:* • You may make subsequent contributions to your Investment account and your Protected Benefit account through age 70 or the first contract date anniversary. However, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted. *For all Series:* • A separate QP contract must be established for each plan participant, even defined benefit plan participants. • We do not accept contributions directly from the employer. • Only one subsequent contribution can be made during a contract year. • Contributions made after the annuitant's age 70 ½ must be net of any required minimum distributions. • For QPDC contracts only: If you elect the RMD Wealth Guard death benefit, you may make subsequent contributions to your Protected Benefit account through age 64, or if later, your first contract date anniversary (if you were age 20-64 on your contract date); or through age 68, or if later, 90 days after your contract date (if you were age 65-68 on your contract date). If you do not elect the RMD Wealth Guard death benefit, you may make subsequent contributions through age 80, or if later, the first contract date anniversary. However, regardless of the benefits you elected, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted.

See Appendix II earlier in this Prospectus for a discussion on purchase considerations for QP contracts.

(1) In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protected Benefit account at any time.

Appendix IX: Rules regarding contributions to your contract

Appendix X: Condensed financial information

The unit values and number of units outstanding shown below are for contracts offered under Separate Account No. 70 with the same daily asset charges of 1.30%.

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2014.

	For the year ending December 31, 2014
7Twelve™ Balanced Portfolio	
Unit value	$ 10.98
Number of units outstanding (000's)	4,675
All Asset Aggressive-Alt 25	
Unit value	$ 11.23
Number of units outstanding (000's)	350
All Asset Growth-Alt 20	
Unit value	$ 13.91
Number of units outstanding (000's)	628
All Asset Moderate Growth-Alt 15	
Unit value	$ 10.78
Number of units outstanding (000's)	662
AllianceBernstein VPS International Growth Portfolio	
Unit value	$ 11.54
Number of units outstanding (000's)	505
American Century VP Mid Cap Value Fund	
Unit value	$ 20.38
Number of units outstanding (000's)	1,354
American Funds Insurance Series® Bond Fund℠	
Unit value	$ 10.07
Number of units outstanding (000's)	627
American Funds Insurance Series® Global Small Capitalization Fund℠	
Unit value	$ 11.75
Number of units outstanding (000's)	326
American Funds Insurance Series® New World Fund®	
Unit value	$ 9.82
Number of units outstanding (000's)	960
AXA Aggressive Strategy	
Unit value	$ 13.39
Number of units outstanding (000's)	78,119
AXA Balanced Strategy	
Unit value	$ 13.08
Number of units outstanding (000's)	91,852

Appendix X: Condensed financial information

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2014. (continued)

	For the year ending December 31, 2014
AXA Conservative Growth Strategy	
Unit value	$ 12.47
Number of units outstanding (000's)	48,006
AXA Conservative Strategy	
Unit value	$ 11.31
Number of units outstanding (000's)	29,801
AXA Growth Strategy	
Unit value	$ 14.35
Number of units outstanding (000's)	91,406
AXA International Core Managed Volatility	
Unit value	$ 11.02
Number of units outstanding (000's)	263
AXA Large Cap Value Managed Volatility	
Unit value	$ 17.75
Number of units outstanding (000's)	240
AXA Moderate Allocation	
Unit value	$ 12.93
Number of units outstanding (000's)	4,693
AXA Moderate Growth Strategy	
Unit value	$ 13.71
Number of units outstanding (000's)	202,854
AXA Ultra Conservative Strategy	
Unit value	$ 10.23
Number of units outstanding (000's)	155
AXA/Loomis Sayles Growth	
Unit value	$ 16.63
Number of units outstanding (000's)	561
BlackRock Global Allocation V.I. Fund	
Unit value	$ 12.87
Number of units outstanding (000's)	3,721
BlackRock Large Cap Growth V.I. Fund	
Unit value	$ 19.80
Number of units outstanding (000's)	900
Charter^{SM} Small Cap Value	
Unit value	$ 17.06
Number of units outstanding (000's)	242
ClearBridge Variable Aggressive Growth Portfolio	
Unit value	$ 10.63
Number of units outstanding (000's)	641

Appendix X: Condensed financial information

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2014. (continued)

	For the year ending December 31, 2014
ClearBridge Variable Equity Income Portfolio	
Unit value	$ 10.59
Number of units outstanding (000's)	160
EQ/AllianceBernstein Dynamic Wealth Strategies	
Unit value	$ 12.00
Number of units outstanding (000's)	103,758
EQ/AllianceBernstein Small Cap Growth	
Unit value	$ 22.11
Number of units outstanding (000's)	739
EQ/BlackRock Basic Value Equity	
Unit value	$ 18.22
Number of units outstanding (000's)	3,867
EQ/Boston Advisors Equity Income	
Unit value	$ 18.56
Number of units outstanding (000's)	682
EQ/Common Stock Index	
Unit value	$ 19.43
Number of units outstanding (000's)	630
EQ/Core Bond Index	
Unit value	$ 10.70
Number of units outstanding (000's)	14,262
EQ/Emerging Markets Equity PLUS	
Unit value	$ 8.92
Number of units outstanding (000's)	135
EQ/Equity 500 Index	
Unit value	$ 19.20
Number of units outstanding (000's)	2,626
EQ/GAMCO Mergers and Acquisitions	
Unit value	$ 12.64
Number of units outstanding (000's)	459
EQ/GAMCO Small Company Value	
Unit value	$ 21.56
Number of units outstanding (000's)	4,915
EQ/High Yield Bond	
Unit value	$ 10.59
Number of units outstanding (000's)	308
EQ/Intermediate Government Bond	
Unit value	$ 10.25
Number of units outstanding (000's)	6,321

Appendix X: Condensed financial information

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2014. (continued)

	For the year ending December 31, 2014
EQ/International Equity Index	
Unit value	$11.43
Number of units outstanding (000's)	614
EQ/Invesco Comstock	
Unit value	$18.91
Number of units outstanding (000's)	827
EQ/Large Cap Growth Index	
Unit value	$19.80
Number of units outstanding (000's)	654
EQ/Large Cap Value Index	
Unit value	$19.03
Number of units outstanding (000's)	445
EQ/MFS International Growth	
Unit value	$12.71
Number of units outstanding (000's)	797
EQ/Mid Cap Index	
Unit value	$20.54
Number of units outstanding (000's)	873
EQ/Money Market	
Unit value	$ 9.36
Number of units outstanding (000's)	2,305
EQ/Morgan Stanley Mid Cap Growth	
Unit value	$17.56
Number of units outstanding (000's)	1,315
EQ/Natural Resources PLUS	
Unit value	$ 8.89
Number of units outstanding (000's)	85
EQ/Oppenheimer Global	
Unit value	$15.62
Number of units outstanding (000's)	1,226
EQ/PIMCO Global Real Return	
Unit value	$ 9.95
Number of units outstanding (000's)	236
EQ/PIMCO Ultra Short Bond	
Unit value	$ 9.60
Number of units outstanding (000's)	1,378
EQ/Real Estate PLUS	
Unit value	$11.15
Number of units outstanding (000's)	271

Appendix X: Condensed financial information

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2014. (continued)

	For the year ending December 31, 2014
EQ/Small Company Index	
Unit value	$20.38
Number of units outstanding (000's)	577
EQ/T. Rowe Price Growth Stock	
Unit value	$19.82
Number of units outstanding (000's)	2,063
Fidelity® VIP Contrafund® Portfolio	
Unit value	$18.75
Number of units outstanding (000's)	3,348
Fidelity® VIP Mid Cap Portfolio	
Unit value	$18.03
Number of units outstanding (000's)	1,568
Fidelity® VIP Strategic Income Portfolio	
Unit value	$12.32
Number of units outstanding (000's)	2,133
First Trust Multi Income Allocation Portfolio	
Unit value	$10.16
Number of units outstanding (000's)	16
First Trust/Dow Jones Dividend & Income Allocation Portfolio	
Unit value	$12.51
Number of units outstanding (000's)	432
Franklin Founding Funds Allocation VIP Fund	
Unit value	$14.57
Number of units outstanding (000's)	703
Franklin Income VIP Fund	
Unit value	$14.19
Number of units outstanding (000's)	2,040
Franklin Rising Dividends VIP Fund	
Unit value	$12.84
Number of units outstanding (000's)	1,550
Franklin Strategic Income VIP Fund	
Unit value	$12.84
Number of units outstanding (000's)	2,500
Goldman Sachs VIT Mid Cap Value Fund	
Unit value	$20.29
Number of units outstanding (000's)	889
Hartford Capital Appreciation HLS Fund	
Unit value	$10.14
Number of units outstanding (000's)	118

Appendix X: Condensed financial information

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2014. (continued)

	For the year ending December 31, 2014
Hartford Growth Opportunities HLS Fund	
Unit value	$10.80
Number of units outstanding (000's)	98
Invesco V.I. Diversified Dividend Fund	
Unit value	$17.58
Number of units outstanding (000's)	582
Invesco V.I. Global Real Estate Fund	
Unit value	$15.68
Number of units outstanding (000's)	2,423
Invesco V.I. High Yield Fund	
Unit value	$11.82
Number of units outstanding (000's)	1,045
Invesco V.I. International Growth Fund	
Unit value	$13.77
Number of units outstanding (000's)	1,681
Invesco V.I. Mid Cap Core Equity Fund	
Unit value	$15.32
Number of units outstanding (000's)	470
Invesco V.I. Small Cap Equity Fund	
Unit value	$20.18
Number of units outstanding (000's)	253
Ivy Funds VIP Asset Strategy	
Unit value	$12.25
Number of units outstanding (000's)	1,962
Ivy Funds VIP Dividend Opportunities	
Unit value	$16.99
Number of units outstanding (000's)	524
Ivy Funds VIP Energy	
Unit value	$12.42
Number of units outstanding (000's)	1,315
Ivy Funds VIP Global Natural Resources	
Unit value	$ 8.51
Number of units outstanding (000's)	858
Ivy Funds VIP High Income	
Unit value	$15.58
Number of units outstanding (000's)	4,025
Ivy Funds VIP Mid Cap Growth	
Unit value	$20.34
Number of units outstanding (000's)	1,320

Appendix X: Condensed financial information

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2014. (continued)

	For the year ending December 31, 2014
Ivy Funds VIP Science and Technology	
Unit value	$21.74
Number of units outstanding (000's)	1,445
Ivy Funds VIP Small Cap Growth	
Unit value	$17.46
Number of units outstanding (000's)	605
Lazard Retirement Emerging Markets Equity Portfolio	
Unit value	$11.06
Number of units outstanding (000's)	3,914
Lord Abbett Series Fund — Bond Debenture Portfolio	
Unit value	$12.28
Number of units outstanding (000's)	1,193
MFS® International Value Portfolio	
Unit value	$15.11
Number of units outstanding (000's)	3,639
MFS® Investors Growth Stock Series	
Unit value	$18.56
Number of units outstanding (000's)	410
MFS® Investors Trust Series	
Unit value	$18.11
Number of units outstanding (000's)	259
MFS® Utilities Series	
Unit value	$18.25
Number of units outstanding (000's)	1,258
Multimanager Aggressive Equity	
Unit value	$18.18
Number of units outstanding (000's)	287
Multimanager Mid Cap Growth	
Unit value	$21.49
Number of units outstanding (000's)	330
Multimanager Mid Cap Value	
Unit value	$22.18
Number of units outstanding (000's)	198
Neuberger Berman Absolute Return Multi-Manager Portfolio	
Unit value	$ 9.84
Number of units outstanding (000's)	10
Neuberger Berman International Equity Portfolio	
Unit value	$ 9.34
Number of units outstanding (000's)	37

Appendix X: Condensed financial information

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2014. (continued)

	For the year ending December 31, 2014
PIMCO CommodityRealReturn® Strategy Portfolio	
Unit value	$ 8.29
Number of units outstanding (000's)	1,326
PIMCO Real Return Portfolio	
Unit value	$11.43
Number of units outstanding (000's)	3,349
PIMCO Total Return Portfolio	
Unit value	$11.68
Number of units outstanding (000's)	6,307
ProFund VP Biotechnology	
Unit value	$32.54
Number of units outstanding (000's)	779
Putnam VT Diversified Income Fund	
Unit value	$ 9.61
Number of units outstanding (000's)	91
QS Legg Mason Dynamic Multi-Strategy VIT Portfolio	
Unit value	$10.05
Number of units outstanding (000's)	41
T. Rowe Price Health Sciences Portfolio-II	
Unit value	$32.49
Number of units outstanding (000's)	1,356
Templeton Developing Markets VIP Fund	
Unit value	$ 9.80
Number of units outstanding (000's)	503
Templeton Global Bond VIP Fund	
Unit value	$12.72
Number of units outstanding (000's)	5,711
Van Eck VIP Global Hard Assets Fund	
Unit value	$ 9.49
Number of units outstanding (000's)	1,980

Appendix X: Condensed financial information

The unit values and number of units outstanding shown below are for contracts offered under Separate Account No. 70 with the same daily asset charges of 1.70%.

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2014.

	For the year ending December 31, 2014
7Twelve™ Balanced Portfolio	
Unit value	$ 10.86
Number of units outstanding (000's)	854
All Asset Aggressive-Alt 25	
Unit value	$ 11.14
Number of units outstanding (000's)	89
All Asset Growth-Alt 20	
Unit value	$ 13.63
Number of units outstanding (000's)	57
All Asset Moderate Growth-Alt 15	
Unit value	$ 10.70
Number of units outstanding (000's)	91
AllianceBernstein VPS International Growth Portfolio	
Unit value	$ 11.30
Number of units outstanding (000's)	50
American Century VP Mid Cap Value Fund	
Unit value	$ 19.96
Number of units outstanding (000's)	238
American Funds Insurance Series® Bond Fund℠	
Unit value	$ 10.00
Number of units outstanding (000's)	186
American Funds Insurance Series® Global Small Capitalization Fund℠	
Unit value	$ 11.66
Number of units outstanding (000's)	91
American Funds Insurance Series® New World Fund®	
Unit value	$ 9.75
Number of units outstanding (000's)	425
AXA Aggressive Strategy	
Unit value	$ 13.24
Number of units outstanding (000's)	25,298
AXA Balanced Strategy	
Unit value	$ 12.81
Number of units outstanding (000's)	14,966
AXA Conservative Growth Strategy	
Unit value	$ 12.21
Number of units outstanding (000's)	6,059
AXA Conservative Strategy	
Unit value	$ 11.07
Number of units outstanding (000's)	3,631

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2014. (continued)

	For the year ending December 31, 2014
AXA Growth Strategy	
Unit value	$ 14.05
Number of units outstanding (000's)	22,820
AXA International Core Managed Volatility	
Unit value	$ 10.79
Number of units outstanding (000's)	29
AXA Large Cap Value Managed Volatility	
Unit value	$ 17.39
Number of units outstanding (000's)	24
AXA Moderate Allocation	
Unit value	$ 12.66
Number of units outstanding (000's)	480
AXA Moderate Growth Strategy	
Unit value	$ 13.42
Number of units outstanding (000's)	25,325
AXA Ultra Conservative Strategy	
Unit value	$ 10.09
Number of units outstanding (000's)	61
AXA/Loomis Sayles Growth	
Unit value	$ 16.29
Number of units outstanding (000's)	59
BlackRock Global Allocation V.I. Fund	
Unit value	$ 12.61
Number of units outstanding (000's)	604
BlackRock Large Cap Growth V.I. Fund	
Unit value	$ 19.39
Number of units outstanding (000's)	121
Charter^{SM} Small Cap Value	
Unit value	$ 21.07
Number of units outstanding (000's)	52
ClearBridge Variable Aggressive Growth Portfolio	
Unit value	$ 10.61
Number of units outstanding (000's)	134
ClearBridge Variable Equity Income Portfolio	
Unit value	$ 10.56
Number of units outstanding (000's)	26
EQ/AllianceBernstein Dynamic Wealth Strategies	
Unit value	$ 11.81
Number of units outstanding (000's)	23,726

Appendix X: Condensed financial information

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2014. (continued)

	For the year ending December 31, 2014
EQ/AllianceBernstein Small Cap Growth	
Unit value	$21.66
Number of units outstanding (000's)	162
EQ/BlackRock Basic Value Equity	
Unit value	$17.85
Number of units outstanding (000's)	616
EQ/Boston Advisors Equity Income	
Unit value	$18.18
Number of units outstanding (000's)	102
EQ/Common Stock Index	
Unit value	$19.03
Number of units outstanding (000's)	107
EQ/Core Bond Index	
Unit value	$10.48
Number of units outstanding (000's)	505
EQ/Emerging Markets Equity PLUS	
Unit value	$ 8.86
Number of units outstanding (000's)	76
EQ/Equity 500 Index	
Unit value	$18.81
Number of units outstanding (000's)	1,173
EQ/GAMCO Mergers and Acquisitions	
Unit value	$12.38
Number of units outstanding (000's)	154
EQ/GAMCO Small Company Value	
Unit value	$21.11
Number of units outstanding (000's)	839
EQ/High Yield Bond	
Unit value	$10.51
Number of units outstanding (000's)	76
EQ/Intermediate Government Bond	
Unit value	$10.04
Number of units outstanding (000's)	227
EQ/International Equity Index	
Unit value	$11.20
Number of units outstanding (000's)	510
EQ/Invesco Comstock	
Unit value	$18.52
Number of units outstanding (000's)	112

Appendix X: Condensed financial information

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2014. (continued)

	For the year ending December 31, 2014
EQ/Large Cap Growth Index	
Unit value	$19.39
Number of units outstanding (000's)	126
EQ/Large Cap Value Index	
Unit value	$18.64
Number of units outstanding (000's)	338
EQ/MFS International Growth	
Unit value	$12.45
Number of units outstanding (000's)	170
EQ/Mid Cap Index	
Unit value	$20.11
Number of units outstanding (000's)	386
EQ/Money Market	
Unit value	$ 9.17
Number of units outstanding (000's)	577
EQ/Morgan Stanley Mid Cap Growth	
Unit value	$17.20
Number of units outstanding (000's)	175
EQ/Natural Resources PLUS	
Unit value	$ 8.83
Number of units outstanding (000's)	13
EQ/Oppenheimer Global	
Unit value	$15.30
Number of units outstanding (000's)	284
EQ/PIMCO Global Real Return	
Unit value	$ 9.88
Number of units outstanding (000's)	63
EQ/PIMCO Ultra Short Bond	
Unit value	$ 9.40
Number of units outstanding (000's)	394
EQ/Real Estate PLUS	
Unit value	$11.06
Number of units outstanding (000's)	81
EQ/Small Company Index	
Unit value	$19.96
Number of units outstanding (000's)	235
EQ/T. Rowe Price Growth Stock	
Unit value	$19.41
Number of units outstanding (000's)	489

Appendix X: Condensed financial information

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2014. (continued)

	For the year ending December 31, 2014
Fidelity® VIP Contrafund® Portfolio	
Unit value	$18.37
Number of units outstanding (000's)	573
Fidelity® VIP Mid Cap Portfolio	
Unit value	$17.66
Number of units outstanding (000's)	294
Fidelity® VIP Strategic Income Portfolio	
Unit value	$12.07
Number of units outstanding (000's)	454
First Trust Multi Income Allocation Portfolio	
Unit value	$10.13
Number of units outstanding (000's)	4
First Trust/Dow Jones Dividend & Income Allocation Portfolio	
Unit value	$12.37
Number of units outstanding (000's)	96
Franklin Founding Funds Allocation VIP Fund	
Unit value	$14.28
Number of units outstanding (000's)	142
Franklin Income VIP Fund	
Unit value	$13.90
Number of units outstanding (000's)	684
Franklin Rising Dividends VIP Fund	
Unit value	$12.74
Number of units outstanding (000's)	516
Franklin Strategic Income VIP Fund	
Unit value	$12.57
Number of units outstanding (000's)	695
Goldman Sachs VIT Mid Cap Value Fund	
Unit value	$19.87
Number of units outstanding (000's)	172
Hartford Capital Appreciation HLS Fund	
Unit value	$10.11
Number of units outstanding (000's)	20
Hartford Growth Opportunities HLS Fund	
Unit value	$10.77
Number of units outstanding (000's)	6
Invesco V.I. Diversified Dividend Fund	
Unit value	$15.36
Number of units outstanding (000's)	114

Appendix X: Condensed financial information

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2014. (continued)

	For the year ending December 31, 2014
Invesco V.I. Global Real Estate Fund	
Unit value	$15.36
Number of units outstanding (000's)	542
Invesco V.I. High Yield Fund	
Unit value	$11.63
Number of units outstanding (000's)	199
Invesco V.I. International Growth Fund	
Unit value	$13.49
Number of units outstanding (000's)	230
Invesco V.I. Mid Cap Core Equity Fund	
Unit value	$15.01
Number of units outstanding (000's)	46
Invesco V.I. Small Cap Equity Fund	
Unit value	$19.76
Number of units outstanding (000's)	30
Ivy Funds VIP Asset Strategy	
Unit value	$12.05
Number of units outstanding (000's)	928
Ivy Funds VIP Dividend Opportunities	
Unit value	$16.64
Number of units outstanding (000's)	80
Ivy Funds VIP Energy	
Unit value	$12.16
Number of units outstanding (000's)	176
Ivy Funds VIP Global Natural Resources	
Unit value	$ 8.34
Number of units outstanding (000's)	119
Ivy Funds VIP High Income	
Unit value	$15.26
Number of units outstanding (000's)	1,216
Ivy Funds VIP Mid Cap Growth	
Unit value	$19.92
Number of units outstanding (000's)	265
Ivy Funds VIP Science and Technology	
Unit value	$21.29
Number of units outstanding (000's)	198
Ivy Funds VIP Small Cap Growth	
Unit value	$17.10
Number of units outstanding (000's)	117

Appendix X: Condensed financial information

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2014. (continued)

	For the year ending December 31, 2014
Lazard Retirement Emerging Markets Equity Portfolio	
Unit value	$10.83
Number of units outstanding (000's)	699
Lord Abbett Series Fund — Bond Debenture Portfolio	
Unit value	$12.09
Number of units outstanding (000's)	441
MFS® International Value Portfolio	
Unit value	$14.80
Number of units outstanding (000's)	825
MFS® Investors Growth Stock Series	
Unit value	$18.18
Number of units outstanding (000's)	52
MFS® Investors Trust Series	
Unit value	$17.74
Number of units outstanding (000's)	46
MFS® Utilities Series	
Unit value	$17.88
Number of units outstanding (000's)	265
Multimanager Aggressive Equity	
Unit value	$75.19
Number of units outstanding (000's)	10
Multimanager Mid Cap Growth	
Unit value	$16.62
Number of units outstanding (000's)	88
Multimanager Mid Cap Value	
Unit value	$19.59
Number of units outstanding (000's)	63
Neuberger Berman Absolute Return Multi-Manager Portfolio	
Unit value	$ 9.81
Number of units outstanding (000's)	5
Neuberger Berman International Equity Portfolio	
Unit value	$ 9.32
Number of units outstanding (000's)	28
PIMCO CommodityRealReturn® Strategy Portfolio	
Unit value	$ 8.12
Number of units outstanding (000's)	265
PIMCO Real Return Portfolio	
Unit value	$11.19
Number of units outstanding (000's)	700

Appendix X: Condensed financial information

Unit values and number of units outstanding at year end for each variable investment option, except for those options being offered for the first time after December 31, 2014. (continued)

	For the year ending December 31, 2014
PIMCO Total Return Portfolio	
Unit value	$11.44
Number of units outstanding (000's)	1,407
ProFund VP Biotechnology	
Unit value	$31.87
Number of units outstanding (000's)	148
Putnam VT Diversified Income Fund	
Unit value	$ 9.59
Number of units outstanding (000's)	12
QS Legg Mason Dynamic Multi-Strategy VIT Portfolio	
Unit value	$10.02
Number of units outstanding (000's)	12
T. Rowe Price Health Sciences Portfolio-II	
Unit value	$31.82
Number of units outstanding (000's)	293
Templeton Developing Markets VIP Fund	
Unit value	$ 9.60
Number of units outstanding (000's)	94
Templeton Global Bond VIP Fund	
Unit value	$12.46
Number of units outstanding (000's)	1,431
Van Eck VIP Global Hard Assets Fund	
Unit value	$ 9.29
Number of units outstanding (000's)	277

Appendix X: Condensed financial information

Statement of additional information

Table of contents

How to obtain a Retirement Cornerstone® Series 15A Statement of Additional Information for Separate Account No. 70

Send this request form to:
    Retirement Service Solutions
    P.O. Box 1547
    Secaucus, NJ 07096-1547

Please send me a Retirement Cornerstone® Series 15A SAI for **Separate Account No. 70** dated December 31, 2015.

_____

Name

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Address

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City   State   Zip

#10432